04035236

Follow-Up Materials

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SabMiller

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 06 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4938 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 7/6/04

SAB MILLER



SABMiller plc

# Annual Report 2004


Pilsner Urquell
Miller Lite
Salva Vida
Miller
GENUINE DRAFT
Coca-Cola
PERONI

# SABMiller

**A story of growth** From its South African origins, SABMiller has become one of the world's largest brewing companies. With operations in over 40 countries, it has more beer brands in the world's top 50 than any other brewer and it ranks among the top three brewers in more than 30 countries. Every minute of every day, consumers the world over drink an average of over 46,000 pints of SABMiller beer.

SABMiller is passionate about brewing. From local beers steeped in tradition to brands that are recognised around the world, the company's ambition is always to offer an outstanding product. Its quality is backed by some of the most efficient brewing and distribution operations in the industry – not to mention its long and successful record of market research, brand development and superb marketing in all corners of the world. Its success also lies in the way it conducts its business – with respect for partners and employees and a desire to do the best for the local community.

SABMiller's history is one of exceptional growth and returns to shareholders. With its global footprint, strong portfolio of brands and spread of operations in both mature and developing markets, SABMiller is well placed to continue its growth.

CONTENTS





Lite

# Highlights

| | 2004 US$m | 2003 US$m# | % change |
|---|---|---|---|
| Turnover^ | **12,645** | 8,984 | 41 |
| EBITA* | **1,893** | 1,270 | 49 |
| Profit before tax | **1,391** | 770 | 81 |
| Adjusted profit before tax* | **1,705** | 1,107 | 54 |
| Adjusted earnings* | **925** | 581 | 59 |
| Adjusted earnings per share* | | | |
| US cents | **77.6** | 54.0 | 44 |
| UK pence (up 31%) | **45.8** | 34.9 | |
| SA cents (up 7%) | **547.6** | 513.3 | |
| **Basic earnings per share** (US cents) | **54.1** | 27.5 | 97 |
| **Dividends per share** (US cents) | **30.0** | 25.0 | 20 |
| **Net cash inflow from operating activities** | **2,292** | 1,568 | 46 |

# *Includes Miller Brewing Company for nine months.*
^ *2003 turnover has been restated downward by US$128 million to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G – revenue recognition.*
* *EBITA and adjusted profit before tax comprise profit before interest and tax (US$1,579 million) and profit before tax (US$1,391 million) respectively before goodwill amortisation (US$355 million), and before exceptional items (net credit US$41 million – see note 5). The calculation of adjusted earnings is given in note 11.*

- Total lager volumes increase 18.9% to 137.8 million hls, organic growth of 3.7%
- Miller turnaround on track and showing momentum
- Continuing excellent performances in Europe, EBITA* up 39%
- Further good performance from Africa & Asia, EBITA* up 31%
- Strong growth in Beer South Africa, EBITA up 54%
- Balance sheet strength reflects cash generation and successful refinancing


15,000
12,000
9,000
6,000
3,000
01 02 03^ 04
Turnover US$ (million)


2,000
1,600
1,200
800
400
01 02 03 04
EBITA (pre-exceptional) US$ (million)


80
70
60
50
40
01† 02 03 04
Adjusted EPS US cents

†Restated for deferred tax change in accounting policy.

# Another milestone year

From our South African origins, we've risen to the top league of the international brewing industry by the planned and careful process we outlined five years ago. The result is a spread of operations, well balanced between fast-growing developing markets and cash-generating developed markets.

**Dear Shareholder**

I am delighted to report that the financial year to 31 March 2004 has been an outstanding one for your company. Turnover increased by some 41% while adjusted earnings per share were up by 44%. Pleasingly, for the first time, our adjusted earnings per share showed an increase in all our major currencies. In view of this performance, the board has recommended an increase in the final dividend to bring the total for the year to 30 US cents, a 20% increase. The dividend, which is covered 2.6 times by adjusted earnings, is at a level that we believe should grow over time in line with the trend of any increase in earnings.

Net cash flow generated in the year totalled US$2,292 million from operating activities. The balance sheet remains strong with gearing at 43.3% – this after US$576 million of capital expenditure, of which 33% was in new capacity and 67% in maintenance expenditure. During the year we launched a successful US$2,000 million debt offering.

It is particularly gratifying that all our businesses did well. In the US, results from Miller Brewing Company – acquired in 2002 – have answered many people's scepticism about our ability to restore the business to financial health. The turnaround programmes now in place are already having an effect on performance, though I should point out that we're still in the early stages and much remains to be done. Our Central American operation delivered higher earnings, thanks to the actions we've taken to improve its brand portfolio and enhance its efficiency. There were strong results from South Africa in both beer and soft drinks, helped by the rise of the rand against the dollar. The rest of Africa produced an impressive performance and we again saw good growth in Europe with Russia doing particularly well.

Meanwhile, we've continued to strengthen our position in new, emerging markets by acquiring further operations in China and by forming a joint venture in India with Shaw Wallace breweries. Also during the year, we've developed our European portfolio with the acquisition of Birra Peroni in Italy and gained entry to Morocco and Algeria through our joint venture with Castel.

**Five years of progress**

It's now five years since SAB was listed on the London Stock Exchange. In 1999, we had 39 breweries, operated in 18 countries and sold 48 million hectolitres of beer and 70 million hectolitres of beverage overall. Contrast that with today's figures: 81 breweries; operations in 43 countries on four continents; annual beer sales of 138 million hectolitres and total beverage sales of 174 million hectolitres. Also over this period, the company's market capitalisation has grown from £3.4 billion to £6.6 billion, and we have risen from number 81 in the FTSE 100 to number 34 as at market close on 20 May, the day of our preliminary results announcement. Since our listing, our total shareholder return has been a gratifying 74% compared with negative 17% for the FTSE 100 as a whole.

In 1999, we set out a three-part strategy for growth – improving our volumes, margins and cash flow in South Africa; expanding our positions in other developing markets; and seeking major, value-adding investments in both developing and established markets. Our London listing, as we said at the time, would "enhance the ability of SAB to take advantage of increasing consolidation in the international brewing industry and to compete with other international brewers for development opportunities throughout the world."

Milestones over the five years include our success in Poland; the purchase of Pilsner Urquell in the Czech Republic in 1999; our move into India in 2000; being the first international brewer to enter Central America in 2001; forming a pan-African alliance with Castel to invest in new African markets in 2001; and, in 2002, acquiring Miller Brewing Company,



the second largest brewer in the US. More recently, we achieved incremental expansion in China and Poland, we acquired Peroni in Italy and formed a new Indian joint venture. In addition, we've grown to become one of the world's largest Coca-Cola bottlers.

From our South African origins, we've risen to the top league of the international brewing industry by the planned and careful process we outlined five years ago. The result is a spread of operations, well balanced between fast-growing developing markets and cash-generating developed markets. In his chief executive's review, Graham Mackay explains how we now plan to carry this strategy into the future.

**Corporate social responsibility**

Many of our markets are challenging places to work and require great sensitivity in dealing with partners, local communities and employees. Corporate social responsibility, or CSR, is therefore ingrained in everything we do. Our commitment starts at the top with a board-level committee responsible for our CSR performance. Some 1% of pre-tax profits go to help the communities in which we operate, through programmes covering education, welfare and entrepreneurship.

As a brewer, we believe we have a special duty to promote the responsible use of alcohol. Consumed sensibly, alcoholic beverages can make a positive contribution to people's quality of life. We do, however, recognise that irresponsible consumption can have negative consequences. To this end, we continue to invest in alcohol education and research programmes and recently introduced a strict code of practice to cover all our marketing and advertising.

**Board and corporate governance**

We are fortunate to have a board of the highest quality and integrity with a good balance of skills and experience. Nevertheless, at a time of growing public scrutiny and developments such as the Higgs Review, we want to be sure we meet the most exacting standards of governance while recognising the sometimes different expectations of shareholders in different jurisdictions.

To address the requirements of the new Combined Code on directors' independence, we're strengthening the balance of independent representation on the board and its committees. Mike Levett will not be seeking re-election at the forthcoming annual general meeting and we have used this opportunity to invite a new independent director, John Manzoni, to join the board and he will take office from 1 August 2004. Lord Renwick will hand over the chairmanship of the remuneration committee to Miles Morland, classified as an independent director and I will step down as a member of the committee. Louis Camilleri will step down from the board to concentrate on his executive duties in Altria Group, Inc.. Full details of the changes are outlined in the corporate governance report.

Mike Levett has made an enormous contribution in his 20 years with the company, first on the South African and then on the UK board. He leaves with our gratitude and best wishes for the future. I would also like to thank Louis Camilleri for providing advice and support to the management and to recognise his crucial role in the Miller transaction. We welcome, most warmly, John Manzoni to the board.

We also said goodbye during the year to former board members Pete Lloyd and Mike Simms, both of whom retired from the company having made tremendous contributions to our South African operations and, more recently, to building our business around the world.

In a year of outstanding results, I must also thank the 39,500 employees of our operating companies. They are the ones who have made it all possible and the board and I are grateful for their skills and hard work. In thanking them, we also salute our business partners whose local knowledge and expertise have made such a difference, especially in newer markets such as China and India.

In summary, the last five years have seen your company grow and develop beyond all recognition. Despite the many challenges we face in an uncertain world, the strategy continues on course and we look to the future with confidence.

Meyer Kahn

**Meyer Kahn**
**Chairman**



CHIEF EXECUTIVE'S REVIEW

# Well positioned to keep growing

Now that we're established in the top tier of international brewers, we aim to achieve sustainable growth in earnings by building on our existing operations, restoring Miller in the US, strengthening our positions in China and India and widening the reach of our premium brands.

In a year of excellent results, our strong growth in reported earnings is due to three main factors. Firstly, we've seen sound operational performances from each of our businesses around the world. Secondly, while there's still much to be done, our turnaround programme at Miller is starting to deliver results, with particular momentum behind the Miller Lite brand. Thirdly, we've benefited from currency movements, mainly the strengthening of the rand which has enhanced the strong organic growth and operational improvements of our South African businesses.

All these factors have contributed to the year's excellent figures. Total beverage volumes were up 15% at 173.9 million hectolitres with lager sales rising 19% to 137.8 million hectolitres. Further details of our performance are in the review of operations on pages 10 to 21.

**Our strategy for growth**

The chairman has described how we have built SABMiller into a strong, international operator capable of further growth in earnings both now and into the future.

We see this growth occurring over three time horizons.

In the near term, we look mainly to our strong, established operations in South Africa, the rest of Africa, Europe and, slightly further ahead, Central America. These are markets with many years of organic growth still ahead of them.

In the medium term, additional growth will come from turning round the recent big acquisitions, Miller and Peroni, which we know have the potential to produce strong, sustainable profits.

For the longer term, we are building on our positions in the large, emerging markets of China and India, both of which are capable of generating much greater value. Depending on economic growth, there may also be opportunities in Africa.

In the longer term we also expect to see a natural consumer drift towards higher value, international brands. Our global platform will give us the ability to distribute and develop our own portfolio of international premium beers, so securing a further source of earnings.

We believe this pattern of growth differentiates SABMiller from all its competitors. It also provides a framework for reporting our progress in the past year.

**Established operations in growth markets**

**South Africa** has had an exceptionally successful year. Behind the growth we see some recovery in the market share of beer as against wine and spirits plus the trickle-down effect of an improving consumer economy. We also see good performances from our two international premium brands introduced last year – Miller Genuine Draft and Pilsner Urquell – and from efforts to make soft drinks more affordable by offering smaller, returnable containers. In both beer and soft drinks, the past year has re-established the long-term upward trend in sales and shown that South Africa is capable of further organic growth.

Our wider **Africa** portfolio produced its usual share of ups and downs but a strong result overall. We benefited from the earlier restructuring in Kenya and Tanzania and saw strong progress from Angola where the economy is recovering after the long civil war. The end of the year brought new acquisitions in Algeria and Morocco through our joint venture with Castel, which itself performed very well.

Our businesses in **Europe** produced excellent results. In Poland, the growth which previously swelled the mainstream market is switching to the premium and economy sectors and our own portfolio is changing in response. Russia, meanwhile, has taken over as a significant source of volume growth and we're investing further in our Kaluga brewery to meet demand. Pleasingly, our Czech business saw further increases in both volumes and prices. Our volume growth in Hungary outstripped the market and we are in the process of acquiring the Aurora brewery in Romania to strengthen our number two position there.

Four of the countries in which we operate joined the EU on 1 May 2004. The consequent restructuring may be disruptive in the short term, but we should see future benefits in the respective consumer economies.

In **Central America**, we've concentrated on improving our brand portfolios along with sharper market focus and greater operational efficiency. Earnings have risen as a result.

**Turnarounds at Miller and Peroni**

When we bought **Miller** in July 2002, it had suffered from a long period of decline and many commentators were sceptical that we would be able to fix the second largest brewer in the US. We recognised it would take time, but drew confidence from our record of successful turnarounds in other parts of the world. We've now completed the analysis and restructuring phase and are in the process of implementing our three-year plan. The first green shoots of recovery are starting to show.

> ‘This year's growth is due to three main factors. First, we've seen sound operational performances from each of our businesses. Secondly, our turnaround programme at Miller is starting to deliver results. And thirdly, we've benefited from the strength of the rand.’

# Chief executive's review

The plan has four areas of focus: brands, sales and distribution, costs and productivity and organisational capability. Each is important and our eventual success will depend on all these elements working together.

Within the brands, a huge amount of research was conducted into what the Miller brands stood for and what they could be made to stand for. This led to a repositioning and advertising messages initially focused on the Miller name itself and then on Miller Lite. The Atkins-inspired low-carbohydrate trend has put a fair wind behind Miller Lite and we're using this, while it lasts, to build momentum. We are now turning our attention to Miller Genuine Draft and the rest of the portfolio.

Within distribution, our success depends on good execution in the millions of transactions that have to take place every week. Again we've done a lot of analysis, segmenting and prioritising the US market by channel and by geography and then aligning all marketing and sales activities accordingly. We've had great support from our wholesalers who are now working with us in each of these areas to implement local market plans. This process will be rolled out countrywide over the next 18 months.

For better costs and productivity, we've reorganised Miller's head office, re-aligned its management structures and closed the Tumwater brewery to improve capacity utilisation.

The last of our four areas of focus is organisational capability where we aim to instil a new performance culture. Again it's going to take time, but the Miller team has made exceptional strides in clarifying accountabilities, investing in new skills and putting in place the elements of the culture we intend to create.

We've tackled the problems at Miller in the only way we know – by analysing the problem, asking the right questions, applying our knowledge of the beer business and building capability. The result is a stronger, more focused business. Miller Lite is leading the recovery and in the coming months,

> ‘We've tackled the problems at Miller in the only way we know – by analysing the problem, asking the right questions, applying our knowledge of the beer business and building capability. The result is a stronger, more focused business.’

we'll be looking for positive signs in the rest of the brand portfolio.

The Miller acquisition was followed in May 2003 by our purchase of Peroni in Italy. Integration of the business into SABMiller is at much the same point that Miller was a year ago, although Peroni's key brands were always in better shape. The analysis stage is almost complete, but implementation still lies ahead. Again we're confident of generating value, particularly as the Italian market grows and consolidates.

**Large, emerging markets**

We're currently one of the leading international brewers in the world's largest beer market, **China**. Our joint venture, China Resources Breweries, has a 10% share of the Chinese beer market and a record of being one of the most profitable. Having grown organically and through acquisitions, it now has 32 breweries and a strong regional presence in second tier regions and cities.

The Chinese beer market is still at an early stage of development. However, we're confident that consolidation




TYSKIE
TYSKIE



**Top:** Norman Adami, president and chief executive, Miller Brewing Company and Graham Mackay, chief executive, SABMiller plc, tour Milwaukee Brewery, USA; **Middle:** Our leading Polish brand Tyskie sells more than any other of our brands in Europe; **Bottom:** Castle Lager deliveries in Cape Town, South Africa.

will lead to better prices and that a growing beer culture will further our aim of building Snow into a strong national brand.

While we purchased a 29% interest in Harbin Brewery earlier in the year, we have recently announced our intention to dispose of this interest at a substantial profit. We are selling into an offer being made for the shares of Harbin at a price that we believe more than fully values the potential of the company.

In **India**, we've consolidated our position through the Shaw Wallace joint venture which we are in the process of completing. Through the joint venture we will have breweries in several states across India and a 33% market share, which will make us the number two player in the country. It's a good base, but we still have much to do in terms of improving the product, developing our brands and introducing modern manufacturing and marketing. India is a highly regulated market with ingrained ways of operating, but there's no doubt it offers huge potential for growth.

It's also possible that a period of political stability and economic growth could provide opportunities in **Africa** which are not visible today.

> Our success will depend on knowing how to run a beer business better than our competitors and extracting maximum value from the assets now in place.

### *International premium brands*

The final contributor to growth is exploiting the potential of our **international premium brands**. The premium sector is growing faster than the total beer market and accounts for a disproportionate share of its profits. We therefore see good opportunities for brands such as Miller Genuine Draft, Pilsner Urquell, Nastro Azzurro and Castle. Our approach is to refine and develop our local brand portfolios and enhance them with our international brands where appropriate. Miller Genuine Draft, for example, is already doing well in Russia and South Africa and is likely to be suited to Chinese tastes.

### The global marketplace

Over the last 12 months there has been further restructuring in the global beer industry. Only 15 years ago, the world's five largest brewers accounted for about 17% of world beer sales, however that figure has risen to 40% today and is forecast to top 50% in five years' time.

> The premium sector is growing faster than the total beer market and accounts for a disproportionate share of its profits. We therefore see good opportunities for brands such as Miller Genuine Draft, Pilsner Urquell, Nastro Azzurro and Castle.

We believe that the first phase of consolidation, where larger established players buy underperforming local assets, is now over and that we are well into the second phase of consolidation, largely defined by mergers of relative equals; a phase that arguably began with the Miller transaction.

Today we are established in the world's top tier and believe that we have the scale and the efficiencies we need to keep growing organically. If other value-adding opportunities come along, we will of course consider their merits but we don't need another landscape-changing merger or acquisition. Our focus, now, will be on raising the performance of our existing businesses.

Quite simply, our success will depend on knowing how to run a beer business better than our competitors and extracting maximum value from the assets now in place. The group's beer businesses around the world are already some of the most efficient and we intend to turn our best local practices into common global practices.

### Prospects

We are well positioned by virtue of our geographic reach and balance, the quality of our businesses and our financial strength to continue to deliver value to shareholders. The 2004 results reflect strong performances across the group and, for the coming year, we believe we're in a good position to continue to generate growth in earnings.

**Graham Mackay**
**Chief executive**

# SABMiller today



## North America

| | |
|---|---|
| Total number of breweries: | 8 |
| Total brewing capacity (hls 000s): | 59,829 |
| Total volumes sold (hls 000s) | |
| – Lager: | 47,258 |
| – Carbonated soft drinks (CSDs): | 70 |
| Average number of employees: | 5,696 |

Miller Brewing Company (Miller), our North American subsidiary operation, is the USA's second largest brewer. Founded in 1855 and based in Milwaukee, Wisconsin, Miller was responsible for innovations such as Miller Lite, which created the beer industry's low-calorie segment and is now one of the 10 largest beer brands in the world*, and Miller Genuine Draft, which was the first cold-filtered beer.

Miller has eight breweries in the USA, ranging from the 'niche' breweries, which produce 'specialty' beers such as the Leinenkugel brands in small quantities, to its largest brewery at Trenton, Ohio, which produces the equivalent of ten million bottles or cans of beer per day. Overall, the company has over 5,600 employees, the majority of whom are based in the Milwaukee area.

**Brands include:**
Miller Lite, Miller Genuine Draft, Miller High Life, Milwaukee's Best, Pilsner Urquell, Foster's, SKYY Blue

* *Canadean 2003*



## Central America

| | |
|---|---|
| Total number of breweries: | 2 |
| Total brewing capacity (hls 000s): | 2,650 |
| Total number of bottling plants: | 6 |
| Total bottling capacity (hls 000s): | 12,183 |
| Total volumes sold (hls 000s) | |
| – Lager: | 1,839 |
| – CSDs: | 6,031 |
| – Other beverages (water and juices): | 2,643 |
| Average number of employees: | 7,225 |

Our presence in Central America is through a subsidiary, Bevco, which operates in the beer and soft drinks markets in El Salvador and Honduras. Through Bevco, we have 95%† of the beer markets in both countries and, through an exclusive agreement with The Coca-Cola Company (TCCC), almost 65%† of the soft drinks markets in El Salvador and in Honduras. To support its core operating businesses, the company also owns packaging interests and over 16,000 acres of sugar plantations in Honduras.

**Brands include:**
Pilsener, Bahia, Golden Light, Suprema, Regia Extra, Miller Genuine Draft, Port Royal, Imperial, Salva Vida, Coca-Cola, Sprite, Tropical

† *AC Nielsen 2003*



## Europe

| | |
|---|---|
| Total number of breweries: | 18 |
| Total brewing capacity (hls 000s): | 35,992 |
| Total volumes sold (hls 000s) | |
| – Lager: | 30,925 |
| – Other beverages: | 97 |
| Average number of employees: | 10,182 |

We are one of Europe's largest brewers, with wholly or majority owned operations in the Canary Islands, Czech Republic, Hungary, Italy, Poland, Romania, Russia, and Slovakia. In most of our markets we are either the largest or the second largest brewer by market share.

Our European brands include the Czech Republic's Pilsner Urquell, generally regarded as the original golden beer, and the major Italian beer, Nastro Azzurro, which are two of the group's international premium brands.

**Brands include:**
Pilsner Urquell, Nastro Azzurro, Miller Genuine Draft, Tyskie Gronie, Dreher, Lech, Dorada, Gambrinus, Arany Ászok, Debowe Mocne, Peroni, Köbányai Sör, Velkopopovicky Kozel, Keller, Radegast, Raffo, Redds, Šariš, Smadny Mnich, Timisoreana, Tropical, Ursus, Würhrer, Try Bogatyrya, Zolotaya Bochka


North America
8 breweries
1 country


Central America
2 breweries
6 bottling plants
2 countries


Europe
18 breweries
8 countries

*Countries where SABMiller has production facilities*



## Africa & Asia

| | |
|---|---|
| Total number of breweries[3]: | 46 |
| Brewing capacity (hls 000s): | 55,921 |
| Bottling plants: | 11 |
| Bottling capacity (hls 000s): | 10,075 |
| Total volumes sold (hls 000s) | |
| – Lager: | 32,492 |
| – CSDs: | 3,879 |
| – Other beverages (water, wine and spirits, traditional beer): | 10,166 |
| Average number of employees: | 7,236 |

Our Africa & Asia region covers the African continent (with the exception of South Africa), China and India. In Africa, we have brewing, beverage or financial interests in 29 countries, including operations in 17 countries through our strategic alliance with the Castel Group.

In China, our joint venture, China Resources Breweries, Ltd, is one of China's leading brewers. We also have an interest in Harbin Brewing Group Ltd in north east China through a 29.4% stake in the business which we are in the process of selling.

Our presence in India is through the Shaw Wallace Breweries Ltd joint venture, which we are in the process of completing.

**Brands include:**
Castle Lager, Castle Milk Stout, Hansa Pilsener, Kilimanjaro, Safari, Chairman's ESB, Club Pilsener, Nile Special, Eagle (*clear sorghum*), Mosi, Rhino, Ngola, Chibuku (*sorghum*), Golden Pilsener, St Louis, Club, 2M, Manica, Laurentina, Knock Out, Snow (also called Snowflake), Blue Sword


Africa
14 breweries
10 bottling plants
29 countries
(17 jointly with Castel)
Asia
32 breweries
1 bottling plant
2 countries



## South Africa – Beer

| | |
|---|---|
| Total number of breweries: | 7 |
| Total brewing capacity (hls 000s): | 30,598 |
| Total lager volumes sold (hls 000s): | 25,261 |
| Average number of employees: | 5,202 |

Our brewing operations in South Africa are managed through our wholly owned subsidiary, The South African Breweries Ltd (SAB Ltd).

Our South African beer business, which was founded in Johannesburg in 1895 and currently has over 97% of the South African market, was SABMiller's original brewing company. Today SAB Ltd operates seven breweries in South Africa, including Newlands Brewery, which is South Africa's oldest, Alrode, the largest brewery in the Southern hemisphere and Ibhayi brewery, which is one of the world's most modern.

To support SAB Ltd's production needs, SABMiller also has wholly owned interests in maltsters through Southern Associated Maltsters (Pty) Ltd, and in hop farms through South African Breweries Hop Farms (Pty) Ltd.

**Brands include:**
Castle Lager, Castle Lite, Castle Milk Stout, Hansa Pilsener, Carling Black Label, Sterling Light, Brutal Fruit, Redds, Miller Genuine Draft, Amstel, Pilsner Urquell


South Africa – Beer
7 breweries
Other Beverage Interests
10 bottling plants



## Other Beverage Interests

| | |
|---|---|
| Total number of bottling plants: | 10 |
| Total bottling capacity (hls 000s): | 17,471 |
| Total volumes sold (hls 000s): | 13,227 |
| Average number of employees: | 3,817 |

Consists of a 74% interest in Amalgamated Beverage Industries Ltd (ABI), the leading soft-drink business in the SABMiller group, and the largest producer and trade marketer of The Coca-Cola Company brands in Southern Africa; a 100% interest in Appletiser (Pty) Ltd, the international producer of non-alcoholic sparkling fruit juices; and a 30% equity accounted interest in Distell Group Ltd, a leading South African distributor of wines and spirits.

In turn, ABI (which ranked among the top 20 companies listed on the Johannesburg Securities Exchange, South Africa in 2003) owns 32% of Coca-Cola Canners of Southern Africa (Pty) Ltd.

**Brands include:**
Coca-Cola, Coca-Cola Light, Vanilla Coke, TAB, Sprite, Sprite Zero, Fanta, Lemon Twist, Sparkling Grenadilla, Sparletta, Stones, Schweppes Just Juice, Appletiser, Grapetiser, Milo, Play, Bibo, Minute Maid, Bon Aqua, Valpré, Nestea

**Notes**

1. Number of breweries, bottling plants, brewing and bottling capacities as at 7 June 2004 and are based on the definitions on page 25. Total volumes sold and average number of employees are for the year ended 31 March 2004.
2. Employee figures exclude associates.
3. Excludes 10 breweries in India, which is classified as a fixed asset investment for accounting purposes, and 29 sorghum breweries in Africa.

Miller Lite billboard advertisement in downtown Milwaukee, USA.


GREAT TASTE. HALF THE CARBS OF BUD LIGHT.
Good call.

## Good call™. Promoting the Miller brand

'Miller. Good call.' is the tag line for a Miller 'Trademark' marketing campaign launched in November 2003 that has re-invigorated US sales of Miller Lite.

The campaign follows a planning process that involved extensive consumer research. Delving deep into the US beer drinker's psyche, Miller reached two significant conclusions: first, that taste and satisfaction are still drivers of brand preference; second, that consumers recognise Miller Lite and Miller Genuine Draft (MGD) as quality choices.

The decision was made to promote Miller's quality across the board: to remind consumers that every bottle or can carrying founder Frederick J Miller's signature still guarantees 'a confoundedly good glass of beer'; and to encourage them to exercise their right to superior taste, whether they choose Miller Lite ('Great Taste and Less Filling') or MGD ('Genuine Flavor', 'Cold-Filtered Smooth').

TV, billboard, print and radio advertising has focused on the Miller brand using it to market Miller Lite and MGD. A lot has also been done to build Miller's profile across the USA. The Miller Taste Challenge, a blind testing event carried out with over 130,000 consumers to date, has proved particularly successful. Advertising can change attitudes towards the brand, but promotions like the Taste Challenge are the best way to shift consumer behaviour and sell more beer.

With recent advertising spots announcing Miller's intention to run for 'President of Beers' and Miller Lite and MGD promotions complementing each other, the Miller trademark brands now look robust. Market feedback has been exciting. Consumers are telling Miller what it wants to hear: 'Miller is different', 'Miller has more taste'.

Below: Stills from the Good call™ television advertising campaign, USA.


Good call.
©2004 Miller Brewing Company, Milwaukee, WI
Miller



REVIEW OF OPERATIONS

# North America




GENUINE
FLAVOR
COLD-FILTERED
SMOOTH



| Financial summary | 2004 US$m | 2003* US$m |
|---|---|---|
| Turnover^ | **4,778** | 3,408 |
| EBITA** | **424** | 250 |
| EBITA margin (%)** | **8.9** | 7.3 |
| Sales volumes (hls 000s) | | |
| – Lager – excluding contract brewing | **47,258** | 33,852 |
| – contract brewing | **10,593** | 8,172 |
| – Carbonated soft drinks (CSDs) | **70** | 55 |

* 2003: nine months only.

** Before exceptional items of US$14 million being restructuring costs of US$13 million, Tumwater brewery closure cost reversal of US$4 million and asset impairment of US$5 million (2003: integration costs of US$17 million and Tumwater brewery closure costs of US$35 million).

^ 2003 turnover has been restated downward by US$65 million to reflect the adoption of FRS5 Reporting the substance of transactions, application note G – revenue recognition.

Total Miller shipment volumes, comprising domestic US and international sales, fell by 0.8% for the full year versus proforma fiscal 2003, as compared to a decline of 5.7% during the first half of the year. This improved full year performance was driven by more robust sales in the second half when total shipment volumes grew by 5.3%.

Miller's US domestic shipments fell by just 0.4% for the year, again reflecting better second half volumes, which increased by 5.9%. Strong growth in Miller Lite sales in the second half was the prime contributor to this improved performance, offsetting declines in Miller Genuine Draft, certain economy brands and the flavoured malt beverage (FMB) brands.

Domestic US industry shipment volumes increased by approximately 1% for the fiscal year despite the influence of the continuing Iraq conflict and higher fuel prices. Miller's US domestic sales to retailers (STRs) fell by 1.5% versus proforma fiscal 2003, but in the second six months STRs grew by 2% compared with the prior year.

Total turnover declined by 0.8% on a proforma[1] basis, impacted by declines in contract brewing and international revenues. US domestic turnover (excluding contract brewing) increased by 0.3% on a proforma basis, reflecting growth in beer revenues largely offset by a decline in FMBs. Industry pricing throughout the year was solid, especially in the fourth quarter of the fiscal year. Miller Lite sales increases had a positive impact on brand mix. However, this was partially offset by adverse geographic and pack mix. Costs of goods sold increased at approximately the prevailing inflation rate.

EBITA for the year, before exceptional items of US$14 million, was US$424 million, an increase of 5.0% over the proforma adjusted prior year[1] of US$404 million. EBITA for the second half increased by 18% to US$175 million reflecting the stronger performance described above.

In the past year, we have driven productivity across all functions of the business realising savings in excess of

[1] Proforma adjusted prior year turnover was US$4,815 million, consisting of US$3,408 million (as shown above) plus US$1,407 million under the ownership of Altria during the period April – June 2002. Proforma adjusted prior year EBITA was US$404 million, consisting of US$250 million (as shown above) plus US$16 million of one time costs associated with the launch of FMBs, plus US$138 million under the ownership of Altria during the period April – June 2002.

# North America

our original US$50 million target. This has been achieved by improving the operation of our breweries, better procurement, more effective marketing spend and a reduced overall headcount. The expected cost benefits from the closure of the Tumwater brewery have also been realised during the year. The current cost base of Miller reflects these changes and although incremental improvement is possible further large one-off savings are not expected. The costs of pensions, healthcare and labour increased above the prevailing inflation rate offsetting some of the benefits achieved through productivity improvement.

Capital expenditure was maintained at previous year's levels. Projects included information systems upgrades, warehouse automation at the Albany and Eden breweries, 'fridge pack' packaging capability as well as a number of quality-focused investments.

Our more disciplined approach to brand marketing, focused on the attributes of our beers, began to deliver benefits in the second half. Our new advertising and promotions around the Miller name began in November 2003 and were followed by specific brand campaigns, first for Miller Lite beginning in December 2003 and subsequently for Miller Genuine Draft, in March 2004. New packaging linking Miller Lite and Miller Genuine Draft has also been launched to maximise the impact of the Miller name. The effect of these activities has been to cause consumers to reconsider Miller products and allowed us to engage with them about choice and taste. Revitalised campaigns will follow for our economy and worthmore brands.

During the year, we segmented the US market into 88 market areas and have developed detailed local market plans in each of our 33 high focus markets. These plans allow our sales efforts to be more appropriately directed, better supporting our wholesalers. We have deployed additional sales people and marketing funds at a local level to further enhance this process. Plans will


Miller
Lite
Miller
GENUINE
DRAFT

**Top:** Miller Lite packaging; **Middle:** Miller High Life delivery in Milwaukee, USA; **Bottom:** Miller Genuine Draft bottling line, Trenton Brewery, Ohio, USA.

be completed for the remaining markets in the current year, and we will continue to refine and improve the process. Furthermore, a marketing and sales integration project is under way to drive further improvement.

Good progress had been made towards improving the Miller organisation's effectiveness. The organisation was restructured in August and approximately 200 new people have also been recruited, primarily in marketing and sales, while maintaining the overall net reduction in salaried staffing levels. Performance management processes are now entrenched across Miller, and work continues on upgrading our talent through ongoing development and recruitment.


BAHIA
SABOR
BAHIA
CERVEZA

REVIEW OF OPERATIONS

# Central America

| Financial summary | 2004 US$m | 2003 US$m | % change |
|---|---|---|---|
| Turnover | **531** | 514 | 3 |
| EBITA* | **76** | 56 | 36 |
| EBITA margin (%)* | **14.2** | 10.8 | |
| Sales volumes (hls 000s) | | | |
| – Lager | **1,839** | 1,747 | 5 |
| – Carbonated soft drinks (CSDs) | **6,031** | 6,257 | (4) |
| – Other beverages | **2,643** | 2,499 | 6 |

* Before exceptional reorganisation costs of US$6 million (2003: US$12 million).

Progress was made throughout the year in improving our brand portfolios, market focus and the operating efficiency of the business.

Beer volumes rose by 7% in the second half (up from 4% in the first half), resulting in an increase of 5% for the year. Our beer brand segmentation and portfolio management was improved as we executed refocused advertising and new product and sales initiatives. Our leading brand franchises (Pilsener and Salva Vida) have been strengthened, alongside new premium offerings (Bahia and Miller Genuine Draft) and enhanced lower-mainstream brands (Regia Extra and Imperial) designed to compete more effectively with low-priced spirits. Resulting recent volume trends are particularly encouraging in El Salvador, whilst further trade marketing and sales effectiveness initiatives are now under way throughout the region.

CSD volumes fell by 1% in the second half (compared to a 6% fall in the first half), reflecting an improving trend towards stabilisation following the regional weakness and increased competitive intensity in El Salvador, both of which began in the latter half of 2002. Our market share has stabilised in El Salvador and increased slightly in Honduras where volumes grew modestly in the second half. Strengthened brand positioning and marketing execution for Coke and Sprite are well under way, supporting our sector leadership in focusing on attribute rather than price-based competition. Further brand portfolio enhancement utilising the Fanta and Tropical brands is also a focus for fiscal 2005.

Turnover grew by 3%, as virtually unchanged total beverage sales volumes were accompanied by both price increases (for beer in Honduras and CSDs throughout) and the favourable mix impact of beer's greater contribution to sales. This favourable impact was partly offset by strong growth in bottled water sales in the second half that, while contributing attractive gross margins, have lower price points. CSD prices rose by between 5% and 8% near the beginning of the fiscal year, while Honduran beer pricing increased by some 10% in March 2004. These increases have been accompanied by the positive impact of both pricing standardisation within channels and channel mix improvement.

Pre-exceptional EBITA more than doubled in the second half and grew by 36% for the full year as a result of operating cost reductions, improved operating leverage (on rising beer sales), favourable product mix trends, positive pricing, and unit cost savings through procurement synergies. Following our wide-ranging business restructuring, which resulted in a headcount reduction of 1,600, we are now realising the synergies between countries and from combining beer and CSD categories. EBITA margin rose in the second half compared to the prior year, driving the full year margin to 14.2% against last year's 10.8%.

## Revitalising local brands in Central America

**Marketing expertise developed on four continents has helped SABMiller revitalise its brand portfolios in El Salvador and Honduras. In El Salvador the market was nascent, choice was virtually non-existent, and while local brands were held in great affection, none were equipped to compete with international brands.**

**The local team put knowledge gained through detailed segmentation studies, consumer focus groups and quantitative research to good use – effectively repositioning three brands, and introducing a new one, in under a year.**

**Pilsener, a national institution after 98 years on the market, was refreshed first. A marketing campaign linked the brand to national pride via the engaging Salvadoran character; a respectful redesign updated the famous 'Ace of Hearts' motif. A similar repositioning exercise followed for Golden Light, and then Regia Extra, a brand in decline. Regia Extra packaging was renewed with a revised surface design, the flavour was enhanced and the brand was relaunched in distinctive 750 ml and 355 ml formats.**

**Market research revealed a gap in the portfolio. Aspiring, fashion conscious consumers wanted a more contemporary brand to match their lifestyle. Bahia, packaged in stylish clear bottles and launched through a series of vibrant beach parties, connected powerfully with this need.**

**In El Salvador, the revitalisation process has resulted in annual market growth of 6%. A similar exercise in Honduras has seen the market grow by 3% during 2003.**

Leading Central American brands: Pilsener, Regia Extra and Bahia.

# Europe



| | 2004 US$m | 2003 US$m | % change |
|---|---|---|---|
| Turnover^ | **2,420** | 1,583 | 53 |
| EBITA* | **383** | 275 | 39 |
| EBITA margin (%)* | **15.8** | 17.4 | |
| Sales volume (hls 000s) | | | |
| – Lager | **30,925** | 24,472 | 26 |
| – Lager comparable | **26,309** | 24,472 | 8 |
| – Other beverages | **97** | 137 | (29) |

* Before exceptional items being water plant closure costs of US$6 million (2003: US$Nil).

^ 2003 turnover has been restated downward by US$63 million to reflect the adoption of FRS5 Reporting the substance of transactions, application note G – revenue recognition.

Lager volumes grew 26% (8% on an organic basis), influenced by the good European summer of 2003 and a very strong performance in Russia. The division produced a third consecutive year of excellent profit growth with pre-exceptional EBITA up 39%. In constant currency terms, organic EBITA growth was 22%. The rate of EBITA increase against prior year was lower in the second half than in the first, reflecting the increased seasonality in the division following the Peroni acquisition. Improved sales mix within most markets, pricing ahead of local cost increases and improved productivity resulted in organic, constant currency EBITA margin enhancement. However, the reported margin was impacted by the lower current margins of Peroni and Dojlidy.

The Polish beer market expanded by around 6%, with disproportionate growth in the lower priced segments. Kompania Piwowarska's total volumes increased by over 8%, while organic volumes were marginally ahead of prior year. The Dojlidy business, which we acquired during the year, grew 10% on a proforma basis against prior year. The rate of Kompania Piwowarska's volume growth improved during the second half as distributors responded to an improved incentive programme, and increased focus in the on-premise channel started yielding results. The Zubr and Debowe brands showed particularly strong growth, with Zubr now at a 4% national share and the flagship Tyskie brand exceeding 5.6 million hectolitres. Improved production standards and continuing good cost productivity contributed to continued growth in EBITA.

In the Czech Republic a strong domestic volume improvement of 4% in a market that grew by 2% reflects the hot summer as well as share gains. Increases in marketing spend helped boost growth to 6% in the higher value on-premise channel and this, together with increased average prices of 4%, improved overall margins. Our international premium brand Pilsner Urquell grew some 11% domestically and 7% globally. Favourable procurement contracts and operating efficiencies contributed to a substantial profit improvement, which was further enhanced by the firm Czech currency.

In May 2003, SABMiller acquired 60% of Birra Peroni SpA for €246 million (US$299 million, including acquisition costs). Industry volumes in Italy grew strongly during the summer and the full year's growth rate was approximately 6%, with Peroni volumes in line with the market. Both key brands, Peroni and Nastro Azzurro, performed satisfactorily, with Peroni retaining its position as the market's leading brand. The Miller Genuine Draft brand was introduced in November 2003 and is now produced in the Padova brewery. The integration process within Peroni remains on plan although the company's profitability for the period was impacted by integration costs and significant marketing and promotional investment behind our brands, together with the first beer excise increase for 13 years.

In Russia, our business, which is clearly focused in the premium segment, had a very strong year with volumes up 70% and continuing growth in segment share. Miller Genuine Draft grew by 90% and our Czech brand, Kozel, more than doubled volume. We are continuing to expand our market coverage and our presence in the on-premise channel, and this contributed to strong growth in EBITA and cash flow. A further expansion is being planned at the Kaluga plant.

Our business in Hungary enjoyed 6% volume growth against a market growth of 4% and we retained our market leadership in value share. The premium Dreher brand volume grew by 3%, and together with initiatives to improve margin this led to strong profit growth. In Romania, the market expanded by approximately 15% with our volume growth being in line. However, our share of value increased and margins improved, while the broader market growth was driven by lower-priced volumes in PET packages. In May 2004, SABMiller announced its agreement to acquire 81.1% of Aurora SA. This will consolidate our position as number two in the country and will add a strong new sales platform in the central region.

Our volume in Slovakia grew by 6%, while the market was held back by a significant increase in excise. The business moved to direct distribution during the year and this change should improve market penetration and profitability in the medium term. The Canary Islands enjoyed renewed growth, influenced by the hot summer and an increase in immigration, with our beer volumes increasing by 6%. We closed the Pinalito water business at an exceptional cost of some US$6 million.


MGD
12
10
GENUINE DRAFT
2
8
MILLER.

Consumers enjoying MGD sponsored club nights in Moscow, Russia.

# Delivering explosive sales in a tough market

In Russia, the fifth largest beer market in the world, Miller Genuine Draft (MGD) has achieved phenomenal sales growth of over 90% in the past year.

How has Transmark, SABMiller's wholly owned subsidiary in Russia, succeeded in a market that boasts more than 510 brands? By investing time and resources to really understand the market; and by raising brand visibility through sponsored events, consumer testing and word-of-mouth promotion rather than conventional TV spots.

In-depth market research underpinned the whole awareness raising and promotional campaign. It proved to the company's team in Russia that a key consumer segment – socially active, upwardly mobile and urban-centred people – could not be activated through traditional communication channels. So instead, the team concentrated on connecting with consumers through local MGD branded events and personal contact.

It's an approach that worked from day one, catapulting MGD sales beyond expectations and building strong momentum for the brand.

Rather more low key, but equally impressive, has been Transmark's success in building support in the Russian market for Pilsner Urquell, the Czech Republic's leading brand. Traditionally imported into the country and given minimal market support, the decision to start brewing Pilsner Urquell at Kaluga, our brewery close to Moscow, and to launch a forceful marketing drive targeting consumers, retailers and distributors alike, has pushed sales up and established the brand in Russia's crowded premium lager segment.

# Africa & Asia

| | 2004 US$m | 2003 US$m | % change |
|---|---|---|---|
| Turnover | **1,555** | 1,209 | 29 |
| EBITA* | **306** | 233 | 31 |
| EBITA margin (%)* | **19.7** | 19.2 | |
| Sales volumes (hls 000s)** | | | |
| – Lager | **32,492** | 31,332 | 4 |
| – Lager comparable | **31,915** | 30,917 | 3 |
| – Carbonated soft drinks (CSDs) | **3,879** | 4,206 | (8) |
| – Other beverages | **10,166** | 9,920 | 2 |

* Before exceptional items being US$6 million share of associate's profit on disposal of the CSD business and brands in Morocco and US$1 million share of associate's profit on disposal of a brand in Angola (2003: US$Nil).

** Castel volumes of 12,049 hls 000s (2003: 10,680 hls 000s) lager, 9,221 hls 000s (2003: 8,925 hls 000s) carbonated soft drinks, and 3,326 hls 000s (2003: 804 hls 000s) other beverages are not included.

## Africa

Our portfolio of businesses in Africa combined with our Castel alliance diversifies country risk across the continent and the benefits of this can be seen in the fiscal 2004 results. Overall, our African businesses continued the solid performance reported at the half year, delivering strong results for the full year. Lager volume growth was recorded in Uganda, Ghana, Tanzania, Zambia and Swaziland, but this was more than offset by a modest decline in Botswana and a significant reduction in Zimbabwe where the depressed economy impacted sales. A similar pattern was evident in carbonated soft drinks, where exceptionally strong volume gains in Angola were also offset principally by steep declines in Zimbabwe.

Lager brand growth was 2%, and across the continent there have been a number of successful brand rejuvenation projects, particularly Safari in Tanzania, Laurentina in Mozambique and Nile and Club in Uganda.

Our African business delivered a strong pre-exceptional EBITA performance reflecting volume developments in key markets, improved productivity and operating performance and currency strength principally in Botswana, Lesotho and Swaziland. In addition, the group recorded market share gains in Uganda and Ghana, the former including the benefits of new product development. We continue to benefit from last year's East African consolidation in Tanzania and Kenya, and Angola is proving to be an exciting market with strong growth in our CSD business as the economy normalises after years of civil war. Botswana delivered strong earnings growth despite the marginal drop in volumes following the introduction of VAT.

Our alliance partner, Castel, enjoyed an excellent year with strong organic growth in its key markets of Cameroon, Ivory Coast and Gabon, augmented by a number of strategic acquisitions and currency strength. We recently announced our 40% participation in joint ventures in Algeria and Morocco.

## Building a winning brand in Ghana

**Market research, consumer testing and an inspired brand relaunch have helped turn Castle Milk Stout into a best-selling Ghanaian brand, and transformed the fortunes of Accra Breweries Ltd (ABL).**

**Things were different in 1998 when SABMiller acquired a majority share in ABL. The company was struggling, with attempts to cut costs and boost efficiency making little impact on bottom line profitability. A driver for growth was needed urgently.**

**On first inspection, Castle Milk Stout was an unlikely candidate. In a mature West African stout market, long dominated by Guinness stout, Castle Milk Stout, introduced in 1999, scored low on taste and richness in market testing.**

**The ABL brand team realised that these perceived weaknesses were potentially the brand's greatest strengths. A milder, smoother taste experience appealed to consumers, testing particularly well against lager brands.**

**In 2001 the brand was relaunched through a radio and TV campaign targeted on the mainstream 'wind-down' segment. Packaging and pricing strategy were rethought too. Breaking with the convention that says stout comes in 330 ml bottles, a distinctive 625 ml bottle was introduced. Consumers loved the larger size, nicknaming it 'The Boss'. An equally bold move saw the team pitch Castle Milk Stout pricing structures against mainstream lagers.**

**The reinvention of Castle Milk Stout has changed a beer market traditionally dominated by lager into one in which stout now accounts for 55% of total sales. The 625 ml bottle is responsible for 75% of Castle Milk Stout sales while the brand holds a price premium over mainstream lagers and has achieved 1,648% growth since 1999. ABL's total market share has climbed from 18% to 32% in two years, helping this once loss-making company record a healthy profit for the 2004 financial year.**









**Clockwise from top:** Market testing, Ghana;
Castle Milk Stout bottling line;
Castle Milk Stout distribution in Accra;
Consumers enjoying a glass of Castle Milk Stout.



## Building a national brand in China

**During 2003, China Resources Breweries, Ltd (CRB), in which SABMiller has a 49% share as a joint venture partner, has transformed the fortunes of its Snow brand (often called Snowflake) in the Beijing and the Tianjin regions.**

**Snow had previously been successfully marketed by CRB in China's Sichuan province and in north east China.**

**In Tianjin's crowded mainstream beer market, Snow has historically achieved a single-digit market share, and this was certainly the case at the end of 2002, with the brand accounting for a market share of 7.5%.**

**CRB brand teams took the decision to develop Snow. Market research reinforced their conviction that the brand was a 'sleeping giant' with the potential to grow market share in Tianjin. The key was**

# Africa & Asia

### Asia

Our Chinese associate, China Resources Breweries, Ltd (CRB), performed well, recovering from the SARS epidemic at the beginning of the year to record 7.5% lager volume growth for the year, of which 5% was organic. The Chinese beer market is estimated to be the biggest in the world by volume, with CRB enjoying the number two position in the market. The development of a national brand remains a key focus area in the business, with the Snow brand achieving volumes of 7 million hectolitres during the current year. The volume growth during the year contributed to an increase in EBITA.

In March 2004, CRB announced that it had entered into a conditional agreement with the majority shareholder of Zhejiang Qianpi Group Company Ltd (Qianjiang), the largest brewery in Zhejiang Province, to co-operate to reorganise Qianjiang and establish a joint venture company, whereby CRB will have a 70% equity interest in the company and the shareholders of Qianjiang will have the remaining 30% interest. Further, in May 2004 CRB announced that it had acquired a 90% interest in two breweries in Anhui Province. The two breweries in Shucheng and Liuan produce the Longjin brand.

In June 2003 we announced the acquisition of a 29.6% stake in Harbin Brewery Group Ltd (Harbin), which we have accounted for as a fixed asset investment for the period of the ownership. We have recently announced our intention to sell this interest into an offer being made for the shares of Harbin, at a substantial profit.

In India, we announced the formation of a 50:50 joint venture with the Shaw Wallace group to achieve a strong number two position in this populous country's developing beer industry.



rapid investment: in new technology to improve quality; in new packaging and bottle and can formats, to extend choice; and in the distribution process to guarantee supply. At the same time, Snow was actively promoted through a range of lifestyle marketing techniques, including road shows, consumer testing and other promotional events.

CRB's energy, and willingness to work at pace, produced impressive results. It also put pressure on distributors to meet increasing consumer demand. The figures speak for themselves. Management estimates that during 2003 Snow's market share in Tianjin rose from 7.5% to reach 41% with volumes rising equally rapidly. Now Snow is ideally positioned for further development towards becoming a national brand in a market that is already the world's largest by volume and still growing.

**Far left:** Consumers at a restaurant in Beijing enjoying Snow; **Right:** Snow bottling line, Jinzhou Brewery, China.

The operational integration of our businesses has been completed ahead of expectation and we have a solid foundation to capture ongoing volume growth as the beer industry develops. Certain conditions are in the process of being completed, and until the transaction becomes unconditional the business will be accounted for as a fixed asset investment.

> "The Chinese beer market is estimated to be the biggest in the world by volume, with CRB enjoying the number two position in the market."


SNOW



**Left:** Quality control at Jinzhou Brewery, China; **Right:** Consumer enjoying Snow, China.

REVIEW OF OPERATIONS

# South Africa

## Beer

| | 2004 US$m | 2003 US$m | % change |
|---|---|---|---|
| Turnover | **1,964** | 1,270 | 55 |
| EBITA | **522** | 338 | 54 |
| EBITA margin (%) | **26.6** | 26.6 | |
| Sales volumes (hls 000s) | | | |
| – Lager | **25,261** | 24,428 | 3 |


HANSA
PILSENER
HANSA
PILSENER

Consumers are seeing Hansa Pilsener as a brand that is on the way up.

## Rethinking brand promotion to breathe new life into Hansa Pilsener

A decision to rethink the way Hansa Pilsener is marketed in South Africa has re-ignited consumer interest in a brand that is positioned as 'refreshingly different'.

A year or more ago things were very different for Hansa. Annual sales volumes were down compared with 2001, despite a national promotion during 2002. This lack of success prompted the Hansa brand team to do things differently.

They made the decision to move away from conventional promotions, typically based around scratchcards – concluding that this approach was now commonplace throughout the market and was unlikely to have a positive impact on volume or brand image. Instead, they adopted a new programme philosophy – based on the concept of ongoing, one-to-one engagement with target consumers.

A new campaign, rolled out as a 'road show' across 19 urban centres, aimed to ensure that targeted Hansa consumers were activated at least four times over a concentrated time period, and that non-users were given the opportunity to try the brand in Hansa-created environments.

The 'Night Among the Stars' road show utilised local radio advertising, flyer campaigns, word of mouth and point-of-sale promotions to target the key 18 to 34-year-old consumer segment. The Hansa 'Night Among the Stars' event itself was a dramatic experience – a red carpet event at which invited consumers not only sampled Hansa products, but were also entertained by a virtual DJ, dazzled by a firework display and treated to a free screening of a recent movie.

The Hansa road show successfully raised the brand's profile and helped the team test consumer reaction and build up a database of potential brand ambassadors. Follow-up events help sustain momentum and build word of mouth support for the brand. Hansa is being talked about again. Consumers see

Beer volumes continued the positive trends of the first half, ending the year 3.4% above prior year. The improved economic climate in South Africa has underpinned this growth and has led to trading up amongst consumers both in the beer segment and in the broader liquor market where beer has continued to take share primarily from natural wine, with our share of the liquor market now 59.3%, up from last year's 57.1%. This trend has been enhanced by effective in-trade execution and the price and value of offerings of products within our portfolio.

For the first time in many years the mainstream market grew, and there has been continued strong growth from the premium and alcoholic fruit beverage segments of the portfolio with year on year growth of 30% and 50% respectively.

These segments continue to be the prime focus of our innovation programme with the introduction of our international premium brands, Miller Genuine Draft and Pilsner Urquell, and a new variant of Brutal Fruit, 'Sultry Strawberry'. Our international premium brands have achieved widespread availability in their target markets.

The higher volumes, improvements in pricing and positive mix trends led to turnover being up 15% in constant currency. EBITA margins have been maintained notwithstanding the launch costs and higher ongoing marketing costs of the international premium brands introduced in the year, the negative impact of the stronger rand on export margins and higher raw material costs arising in part from the previous year's hedging strategy.

As a result EBITA has also improved by 15% in constant currency. This profit performance has been further enhanced by the strengthening of the rand leading to a 54% increase in reported EBITA.

Disciplined cost management enhanced productivity in all areas. Investments in the manufacturing excellence programmes over the past few years have resulted in a significant improvement in production raw material usage, with efficiencies at an all time high.

The new liquor act, which was approved in November 2003, has yet to be enacted. The material contents of the act remain unchanged from the time of approval and the department of Trade and Industry is currently developing the regulations applying to the act, which we expect to be published later this year.

# OBI

| | 2004 US$m | 2003 US$m | % change |
|---|---|---|---|
| Turnover | **1,171** | 788 | 49 |
| – ABI | **912** | 594 | 54 |
| EBITA* | **186** | 120 | 55 |
| – ABI | **158** | 98 | 61 |
| EBITA margin (%)* | **15.9** | 15.3 | |
| – ABI | **17.3** | 16.5 | |
| Sales volumes (hls 000s) | | | |
| – Soft drinks | **13,227** | 12,489 | 6 |
| – ABI | **12,999** | 12,063 | 8 |

* Before exceptional US$13 million profit on disposal of trademarks (2003: US$Nil).

**Amalgamated Beverage Industries (ABI)**

Drivers of the 8% volume growth were increased promotional activity and improved execution thereof, favourable weather patterns during the year and higher consumer spending resulting from interest rate cuts and improved consumer confidence.

Carbonated soft drinks (CSDs) grew by 7% and contributed 95% of the volume. The balance of volume was contributed by alternative beverages (water and fruit juices) which grew by in excess of 30%.

EBITA increased by 61% (19% in constant currency), driven by volume growth, a weighted price increase of 8%, overhead cost productivity and reduced raw material costs, partly offset by sales mix including the impact of new product introductions.

**Appletiser**

EBITA was in line with prior year, as the costs of additional marketing expenses in export markets were offset by benefits from a stronger rand.

**Distell**

Distell's sales volumes in the domestic market reflect a favourable sales mix, and growth in the spirits category. International sales volumes showed strong volume growth, and initiatives were completed to reduce the company's overhead costs and to reduce the cost of materials.

# Hotels and Gaming

| | 2004# US$m | 2003^ US$m | % change |
|---|---|---|---|
| Turnover | **226** | 212 | 6 |
| EBITA** | **53** | 42 | 28 |
| EBITA margin (%)** | **23.7** | 19.7 | |
| Revpar – US$* | **42.71** | 32.10 | 33 |

\# SABMiller 49% share of the new Tsogo Sun group formed on 31 March 2003.
^ SABMiller 100% share of Hotels and 50% share of Gaming.
* Revenue per available room.
** Before exceptional profit of US$4 million on partial disposal of subsidiary in 2003.

The new Tsogo Sun group, which was formed on 31 March 2003 through the restructure of the SABMiller hotel and gaming interests, in conjunction with the group's empowerment partners, Tsogo Investments, has had a successful first year, with strong trading performances in both its hotel and gaming businesses.

In Hotels, the key domestic corporate market continues to perform well and occupancies in the domestic leisure segment have improved, while international tourism has been hampered by the strong rand and a global travel market that has experienced weak trends.

In Gaming, results are dominated by the performance of the group's flagship Montecasino operation in Gauteng. The Gauteng gaming market continued to experience growth during the fiscal 2004 year, and this has resulted in Montecasino achieving further improvements in turnover.

FINANCIAL REVIEW

# A focus on profitable growth



## Group operating performance

All of our businesses performed well over the year, and the overall portfolio delivered excellent results. Total lager beer volumes increased 18.9% to 137.8 million hectolitres (hls), and organic lager volumes grew by 3.7%, with growth in all the businesses. Miller's performance is noteworthy in that the decline in the early part of the year was replaced by growth in the second half, leading to year on year organic volume growth. Europe and Central America recorded organic lager growth of 7.5% and 5.3% respectively and Beer South Africa recorded a third consecutive year of growth, with volumes up 3.4% to 25.3 million hls. Total group beverage volumes of 173.9 million hls were 15% above last year's 151.4 million hls (organic growth 3.3%).Turnover, including share of associates, increased by 41% (organic growth 20%, and organic, constant currency growth was 8%).

Earnings before interest, taxation, amortisation of goodwill and exceptional items (EBITA) increased 49% to US$1,893 million, and organic, constant currency EBITA increased by 22%, with double digit increases in all of our businesses. EBITA comprises profit before interest and tax (US$1,579 million) before goodwill amortisation (US$355 million) and before exceptional items (net credit US$41 million). Information on our operating results by region is set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported profit measures – before exceptional items and amortisation of goodwill – provide additional and more meaningful information on trends to shareholders and allow for greater comparability between segments.

The group's aggregate pre-exceptional EBITA margin improved to 15.0% from the prior year's 14.1%, with margin enhancement in most businesses as volumes increased and productivity was improved. Beer South Africa retained its EBITA margin at 26.6%, having absorbed launch costs and higher ongoing marketing costs of the new premium brands introduced during the year, and while Europe increased organic EBITA margin, the reported margin was impacted by the lower current margins of Peroni and Dojlidy. Margins improved in North America as our turnaround programme started to deliver results, and in Central America, reflecting management action to improve our brand portfolios and



**2004 EBITA contribution by segment***

*Pre-exceptional items and before central administration costs.

- North America **22%**
- Central America **4%**
- Europe **19%**
- Africa & Asia **16%**
- Beer South Africa **27%**
- OBI **9%**
- Hotels and Gaming **3%**


Mar 03
Underlying
Currency
Organic
Acquisitions/ Disposals (Net)
Mar 04
2,000
1,800
1,600
1,400
1,200
1,270
+22%
+19%
+41%
+8%
1,893

**EBITA* components of performance US$** (million)

*Pre-exceptional.


North America
Central America
Europe
Africa & Asia
Beer South Africa
OBI
Hotels and Gaming
Group
30
25
20
15
10
5
■ 2004
□ 2003
#

**EBITA* margin by segment %**

*Pre-exceptional.
#2003 restated due to change in revenue recognition.

increase operating efficiencies. Margins at OBI and Africa & Asia improved, continuing the trend of recent years.

The reported turnover for the year ended 31 March 2003 has been restated following the adoption of FRS 5 Reporting the substance of transactions, application note G – revenue recognition. The change reduced each of turnover and net operating costs by US$128 million for the year ended 31 March 2003 in respect of the following segments – US$65 million in North America and US$63 million in Europe. The reclassifications related to freight costs and distribution costs, respectively. Had the 2004 financial results been prepared on the previous basis, the impact would have been to increase turnover by US$178 million (US$100 million in North America and US$78 million in Europe). There was no impact on EBITA in either year, however the adjustment does increase the group's reported EBITA margin by approximately 20 basis points.

The group recorded net exceptional costs within operating profit of US$26 million, comprising Miller restructuring costs of US$13 million; a U$5 million impairment charge in relation to FMB assets at Miller; US$6 million of reorganisation costs in Central America; and US$6 million costs associated with the closure of the water bottling plant in the Canary Islands, partially offset by a reversal of US$4 million of the Tumwater brewery closure costs at Miller. Exceptional profits of US$67 million were recorded after operating profit and comprised surplus on the pension fund of a disposed operation of US$47 million; profit on the disposal of trademarks in Appletiser of US$13 million, and the group's share of the profit on disposal of Castel's CSD business and brands in Morocco of US$6 million and a brand in Angola of US$1 million. This compares to prior year exceptional costs within operating profit of US$70 million, comprised within Miller of Tumwater brewery closure and impairment costs of US$35 million and integration costs of US$23 million and Central America reorganisation costs of US$12 million. A profit of US$4 million on partial disposal of the group's holdings in the Hotels and Gaming group was recorded after operating profit.

Net interest costs increased to US$188 million, a 15% increase on the prior year's US$163 million. This increase is due primarily to the increase in borrowings incurred regarding the acquisitions undertaken in the last two years, together with the effects of the higher interest rates payable on the fixed debt issued during the year. Interest cover, based on pre-exceptional profit before interest and tax, has improved to 8.2 times. The group's profit before tax increased 81% to US$1,391 million, reflecting the constituent changes referred to above.

The effective tax rate, before goodwill amortisation and exceptional items, is 34.3%, broadly in line with the prior year excluding the 2003 exceptional deferred tax credit. While there is virtually no change in the rate compared to the prior year, the tax charge has increased as a result of higher profits earned, partly offset by impacts of various tax-saving measures introduced during the year.

## Currency

During the financial year, the SA rand strengthened against the US dollar, and the rate demonstrated more stability than in recent prior years, with the currency ending the financial year at R6.39 to the US dollar (2003: R7.91). The weighted average rand/dollar rate improved by 34.6% to R7.06, compared with R9.50 in the prior year and this has enhanced the results of the South African businesses, as reported in US dollars. Currencies in central Europe also strengthened against the US dollar and this has contributed to the improvement in reported results.

Translation differences on non-dollar assets and liabilities are recognised in the statement of total recognised gains and losses. It is not the group's policy to hedge foreign currency earnings and their translation is made at weighted (by monthly turnover) average rates.

## Earnings

Adjusted earnings increased by 59% to US$925 million and the weighted average number of shares in issue for the year was 1,192.2 million, up from last year's 1,076.1 million, reflecting mainly the carry-over impact from the prior year's issue of 430 million shares to Altria as consideration for the Miller acquisition. These shares consisted of a mixture of ordinary shares and unlisted low-voting participating shares. The group's adjusted earnings per share increased 44% to 77.6 US cents from the prior year's 54 US cents. Adjusted earnings per share also increased when measured in the following currencies: South Africa rand, sterling and euro. Basic earnings per share increased 97% to 54.1 US cents from the prior year's 27.5 US cents.

## Dividends

The board has proposed a final dividend of 22.5 US cents making a total of 30 US cents per share for the year, an increase of 20% on prior year. This would

# Financial review


90
75
60
45
30
15
Adjusted earnings per share
Dividends per share
01*
02
03
04

**Adjusted earnings per share and dividends per share trend US cents**

*Restated for deferred tax change in accounting policy.


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Free cash flow
EBITA (pre-exceptional)
00
01
02
03
04

**Free cash flow vs EBITA US$** (million)

represent a dividend cover of 2.6 times based on adjusted earnings (2003: 2.2). Details regarding declaration dates, eligibility and related matters are disclosed in the directors' report.

### Financial structure

In August 2003 the US$2,000 million bank facility assumed with Miller was refinanced with the successful issue of US$1,100 million 5.5% ten-year bonds and US$600 million 4.25% five-year bonds by Miller Brewing Company, with effective interest rates of 5.21% and 3.94% respectively, the balance being repaid by Miller from its surplus cash resources. Concurrently SABMiller plc also issued US$300 million 6.625% 30-year bonds with an effective interest rate of 6.41%. The effective interest rates are arrived at after taking into account hedges which were put in place prior to the issuance of the bonds to protect against rising underlying Treasury interest rates. The average loan maturity in respect of the US$ fixed-rate debt portfolio is some 5.25 years, and the analysis of debt at 31 March 2004 included in the notes to the accounts, includes the impact of this refinancing. As at 31 March 2004 68% of the group's debt was held as fixed-rate debt.

Gross borrowings have increased to US$3,707 million from US$3,523 million at 31 March 2003. Gross borrowings relative to net cash inflow from operating activities before working capital movement (EBITDA) reduced to 1.7 from a level in excess of 2.0 at the prior year end. The average borrowing rate for the total debt portfolio as at 31 March 2004 was 4.8% (2003: 4.3%), reflecting a higher interest rate associated with the bonds described above. The group's gearing, as measured by net debt relative to net assets, decreased at the year end to 43.3% from last year's 46.6% (restated for UITF 38), and the group has substantial unutilised borrowing facilities.

### Balance sheet profile

Total assets increased to US$13,799 million from the prior year's US$12,250 million (restated for UITF 38), as a result of acquisition activity in Europe and in Africa & Asia.

Intangible assets increased by US$62 million, due primarily to the inclusion of goodwill of US$283 million arising on the Peroni acquisition in May 2003, partially offset by the amortisation for the year. Goodwill in ABI is considered to have an indefinite life (as in prior years), while all other goodwill is amortised over 20 years. The attributable amortisation charge for the year under review rose to US$333 million from last year's US$250 million.

Net debt has increased to US$3,025 million from $2,962 million reflecting the net increase in borrowings incurred regarding the acquisitions in the year partly offset by cash inflow from operations. The group again achieved its target of negative net working capital.

### Cash flow and investment highlights

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$2,185 million from last year's US$1,483 million. The ratio of EBITDA to group turnover increased in the year to 19.2% (2003: 18.2% restated).

The group achieved free cash flow of US$1,161 million (2003: US$755 million), representing net cash inflow from operating activities plus dividends received from associates and other investments, cash received from the sale of tangible fixed assets and investments less net interest paid, taxation paid and cash paid for expenditure on tangible fixed assets.

Acquisition details are disclosed in the directors' report.

### Shareholder value

The value which a company returns to its owners is best measured by total shareholder return (TSR) – the combination of share price appreciation and dividends returned over the medium to long term. Recent measures of shareholder return are impacted by the significant decline in equity indices over the past five years. Since SABMiller moved its primary listing to the London Stock Exchange in March 1999 the group has produced a TSR of positive 74% as at the market's close on the date of our preliminary 2004 results announcement while the FTSE 100 has produced a TSR of negative 17%.

In focusing on shareholder value added, the group uses EVA™ as a key indicator of annual performance. As noted previously, SABMiller is continually investing in new brewing operations and most new investments impact negatively on EVA™ in the short term. The group's EVA™ calculation is summarised below. Key factors to be borne in mind are: EVA™ is calculated using operating profit after tax, adjusted for exceptional and non-recurring items; the capital charge is calculated on opening economic capital –

**Calculation of EVA™**

| | 2004 US$m | 2003 Restated US$m |
|---|---|---|
| **Economic profit statements** | | |
| Profit on ordinary activities before interest and taxation | **1,579** | 933 |
| Taxation on profit on ordinary activities | **(579)** | (349) |
| Tax deduction on financing costs | **(65)** | (56) |
| Adjustment for non-recurring items | **308** | 309 |
| **Net operating profit after tax** | **1,243** | 837 |
| Capital charge | **(1,002)** | (773) |
| **Economic profit (EVA™)** | **241** | **64** |
| **Economic balance sheets** | | |
| Fixed assets | **11,483** | 10,431 |
| Working capital | **(203)** | (70) |
| Accumulated adjustment for non-recurring items | **894** | 586 |
| **Economic capital** | **12,174** | 10,947 |
| Non-interest bearing funding | **(405)** | (306) |
| Provisions | **(866)** | (743) |
| **Net operating assets** | **10,903** | **9,898** |

adjusted for acquisitions, any impairments of assets of continuing business units, and goodwill previously eliminated against reserves. The group's weighted average cost of capital (WACC) is applied against the resulting investment; and WACC, at 8.75% (2003: 9%), takes account of relevant individual country risk profiles and the group's overall debt profile. This reduction in WACC is the result of the impact of lower market yields on comparable corporate bonds and a lower group risk profile from the increased geographic spread of our businesses.

SABMiller returned EVA™ of US$241 million in the year under review (2003: US$64 million). This increase is the result of the improved business performance outlined earlier, partially offset by a higher capital charge that reflects the Peroni and Dojlidy acquisitions and the impact of holding the Miller assets for a full 12 months in the year, compared with nine months in the prior year.



**Malcolm Wyman**
**Chief financial officer**

## Accounting policies and definitions

As stated previously, the reported turnover for the year ended 31 March 2003 has been restated following the adoption of FRS 5 Reporting the substance of transactions, application note G – revenue recognition. There was no impact on EBITA in either 2003 or 2004, however the adjustment does increase the group's reported EBITA margin by approximately 20 basis points.

The group has also adopted UITF 38 Accounting for ESOP trusts, which has resulted in a reclassification of shares held in both employee share trusts and the Safari Ltd investment, from other fixed asset investments, reducing net assets by US$629 million at 31 March 2003. This amount has been deducted in arriving at shareholders' funds. The revised UITF 17 Employee share schemes, has also been adopted. There were no material changes to reported profits for the year ended 31 March 2003.

During 2002 the Accounting Standards Board (ASB) delayed the mandatory implementation of a new accounting standard for Retirement Benefits (FRS 17) in order to allow UK and international standards boards an opportunity to agree how to converge their different approaches. The group continues to provide additional information as required by FRS 17 by way of a note to the accounts. The group has exposures associated with defined benefit pension schemes and post-retirement benefits: the Miller defined benefit pension plans and post-retirement benefit plans, the ABI Pension Fund which is in surplus, and the South African post-retirement medical aid schemes which are almost fully provided for under SSAP 24, being the most significant. The updated valuations as at the year end, required for FRS 17 disclosure purposes only, indicate a deficit on the schemes in aggregate, in excess of amounts provided in the balance sheet, of some US$140 million, after taking account of the related deferred taxation. This compares to the prior year deficit of US$194 million. The group has no other significant exposures to pension and post-retirement liabilities as measured in accordance with FRS 17.

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where primary responsibility for day-to-day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of UK GAAP but volumes are excluded. Contract brewing volumes are excluded from total volumes; however, turnover from contract brewing is included within group turnover. The group has made some disclosures of its results on an organic, constant currency basis, to analyse the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first 12 months' results of acquisitions and the last 12 months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2004 at the exchange rates for the comparable period in the prior year.

## Adoption of International Financial Reporting Standards

An 'International Accounting Standards Regulation' was adopted by the Council of the European Union (EU) in June 2002. This regulation requires all EU companies listed on an EU stock exchange to use 'endorsed' International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), to report their consolidated results with effect from 1 January 2005. The IASB published 15 revised standards in December 2003 and in the quarter ended 31 March 2004 a further three revised standards together with four new standards and is in the process of completing its development of IFRSs to be adopted in 2005. A process of endorsement of IFRSs has been established by the EU for completion in sufficient time to allow adoption by companies in 2005.

SABMiller has established a project team involving representatives of businesses and functions to plan for and achieve a smooth transition to IFRS. The project team is looking at all implementation aspects, including changes to accounting policies, systems impacts and the wider business issues that may arise from such a major change. We expect that the group will be fully prepared for the transition in 2005 and for the first set of applicable financial statements for the year ending 31 March 2006. However, the implementation plan is dependent upon the completion of the standard-setting process by the IASB and the endorsement of such standards by the EU.

The group has not yet determined the full effects of adopting IFRS. The preliminary view is that the major differences between our current accounting practice and IFRS will include hedge accounting, accounting for embedded derivatives and other items falling within the scope of the financial instruments standards, accounting for business combinations, pensions and post-retirement benefits, deferred tax and share-based payments. The group will continue to monitor developments in IFRS.

# Managing accountability

In SABMiller, we are committed to achieving sustained commercial success and growing our shareholder value. We do this not just by meeting the aspirations of our customers through quality products and services, but also by operating in a socially responsible manner and by sharing the wealth and opportunities that the business generates among our stakeholders.

Our aim is a business that has a long-term viable future, contributing to a world that has achieved a sustainable balance between the needs of the economy, society and the natural environment. Ultimately there can be no choice between doing the right thing for the company and the right thing for society, if we are to retain our licence to operate, reduce our operating risks and profit from commercial opportunities over the long term.

Group companies manage the practical challenges that inevitably arise by seeking to live out our corporate values and apply our business principles and policies. SABMiller is operationally very decentralised, so these core statements guide our local companies as they run their businesses in the light of their own circumstances and the needs and views of their own stakeholders.

To provide greater detail about how we are living up to these commitments, we have again this year published a separate corporate accountability report, which is distributed alongside this annual report and is also available at www.sabmiller.com.

As we move forward with our accountability activities, in consultation with those who take an interest in our progress, we are increasingly focusing on a select group of key issues where our impacts are most apparent and our responsibility to act is greatest. Our activities in these focus areas are summarised below.

**Promoting alcohol responsibility**

In many different cultures around the world, alcohol has long played an important part in social life and community celebrations. Alcoholic beverages, consumed responsibly, can make a positive contribution to the quality of life for those who choose to consume them. As a practical matter, however, a small minority of individuals are at risk and should abstain. In recognition of the need to promote alcohol responsibility, we have reviewed our group-wide alcohol policy, and in May 2004 issued a revised policy setting clear standards that all group companies must meet or exceed.

We have also adopted a new Code of Commercial Communication to ensure a consistent worldwide approach.

Our approach to social responsibility in alcohol has three elements:

- To promote responsibility in the use of beverage alcohol, as part of a healthy lifestyle, while at the same time endeavouring to prevent alcohol misuse and abuse
- In our commercial communications, to promote our own brands among those who have made the decision to consume alcohol beverages
- To ensure that the commitment to responsibility remains seamless across the company, while at the same time acknowledging cultural differences and differences in approach dependent on the nature of the company's investment in a particular country.

In addition to our own activities, we also play an active role alongside others in our industry, through bodies such as the International Center for Alcohol Policies, to help inform public debate.

Challenge has been made to SABMiller's commitment in this area through class action litigation recently filed in the US alleging the illegal marketing of Miller products to underage consumers. We believe that, if required to do so,

## Supporting young entrepreneurs through the Kick-Start programme

**Boy Zakew Nzimande, owner of Nzimande Hygiene Maintenance, is just one of 22,000 young people who have benefited from skills training and business advice provided by Beer South Africa's Kick-Start entrepreneurial development programme since 1995.**

**To date, SAB Ltd has invested over R31 million (approx US$4.4 million) in the project and supported the launch of 2,000 new businesses. As winner of the 2002 National Kick-Start competition, Mr Nzimande's story demonstrates how effective the 18-month Kick-Start programme can be.**

**Originally from rural Mpumalanga, Mr Nzimande came to Johannesburg as a migrant worker, eventually getting a job with an industrial cleaning services company. When this company failed in 1999, he was inspired to start his own cleaning business. Showing true entrepreneurial spirit, he went home to Mpumalanga and sold his three cows to raise R7,000 (approx US$1,000) for use as start-up capital.**

**Four years on, having received support from the Kick-Start programme, the business is thriving. Nzimande Hygiene Maintenance now employs 14 people and turnover has grown by 380% since 2001 to reach R1.44 million (approx US$0.2 million) in 2003. With a new R2 million (approx US$0.3 million) contract with Chamdor Brewery now in place and a growing network of clients the future looks bright for Mr Nzimande. The same is true for many other young black entrepreneurs who have completed Kick-Start.**



'Kick-Start' programme member Boy Zakew Nzimande, Johannesburg, South Africa.

SABMiller and Miller will be successful in demonstrating that they have acted properly and responsibly.

### Reducing our environmental impact

Drinkable water is becoming a scarce commodity in some areas of the world. The United Nations Food and Agriculture Organisation estimates that one in five developing countries will face water shortages by 2030. While not at present a business or environmental constraint in our countries of operation, water conservation is of central importance in our long-term sustainability efforts. In recent years we have achieved significant reductions in our water usage with our worldwide average performance for the amount of water used for a unit of finished beer meeting international benchmarks for good practice. We seek to continue to improve our management of water usage.

In addition, we also measure and report on our other significant environmental impacts including energy efficiency, global warming emissions and waste streams and on our progress in extending our environmental management systems to additional sites and operations.

### Tackling HIV/AIDS

The HIV/AIDS epidemic is a crisis of tragic proportions. Around the world some 40 million people are living with HIV/AIDS, according to December 2003 estimates by UNAIDS. Sub-Saharan Africa infection rates vary considerably within the region, showing that concerted action can make an impact.

We have adopted a comprehensive approach for employees to tackling HIV/AIDS comprising a proactive intervention strategy to reduce the number of new infections through effective early action and a programme to manage

# Corporate accountability

existing infections through comprehensive lifestyle management and treatment. In parallel, we seek to work with governments and non-profit agencies on outreach projects and programmes. Where the programme is being implemented, we conduct detailed knowledge, attitude and practice (KAP) surveys to provide insights into existing behaviour patterns. This is followed by a vigorous 'ACT' campaign – awareness, counselling and testing. The aim is to achieve high levels of voluntary testing among employees, as this is the key that unlocks effective action, whether continued prevention or practical assistance for those infected. If tested positive, employees can register for managed healthcare. Fully funded by the company, it is operated independently to maintain confidentiality and includes lifestyle management and anti-retroviral (ARV) therapies for the individual and dependants.

**Creating and sharing wealth**

SABMiller in the year ended 31 March 2004, received over US$11,000 million (excluding associates) in sales from its customers. How that income is used in the business determines our total economic impact. More than half (US$5,700 million) was spent outside the business with suppliers of raw materials, packaging and other goods and services, thereby sustaining many thousands of jobs in the wider economy. Despite the trend to consolidate the purchasing of supplies, the majority of our spending remains in the countries where our operations are located. In South Africa and the USA, we monitor and try to increase the business we do with commercial equity and minority enterprises respectively.

One measure of how all stakeholders benefit from the wealth generated by the business is the cash value-added – worth more than US$5,600 million in the year under review, up by more than 40% on the previous period. Governments gain the largest share of the value we create, approaching half (43%), due to the high level of excise duties and other taxes levied on the group. Our 39,500 employees are the next largest beneficiaries, receiving nearly a quarter. Providers of capital, both investors and lenders, received 12%.

We also recognise the wider economic impact that a beverage company has through its product distribution network to wholesalers, shops, bars, restaurants and hotels, and also to many informal retailers. We estimate that around 1.6 million jobs are sustained in our forward and backward linkages.

**Engaging with local communities**

SABMiller companies aspire to be good corporate citizens in the many local communities where we operate around the world. Each of those communities has its own needs and concerns, so our approach is to consult and then respond according to local priorities.

The range of local engagement activity is very wide, involving regular dialogue with interested parties and support for community organisations. Increasingly, our companies are producing their own corporate accountability reports or expanding alternative networks to communicate with local stakeholders. In the period under review, countries as diverse as the Canary Islands, USA and Poland have done so and this is a trend we intend to encourage.

An essential part of our commitment to community engagement is corporate social investment, namely cash and sometimes in-kind contributions to a wide range of projects in the communities where we operate. These address pressing local needs and are chosen in consultation with those affected. Many of the most significant activities have been running for five or more years, especially in our most established businesses in South Africa and the USA. The value of these contributions last year amounted to US$12.9 million, equivalent to approximately 1% of group pre-tax profits.

**Managing our partnerships**

We seek to apply our business principles when working with partners. For example, SABMiller has extensive beverage interests in both fruit juices and carbonated soft drinks and operates as a bottler for The Coca-Cola Company (TCCC). In this business partnership, TCCC owns the brands, decides on the products' contents and promotes them through advertising in the market place. Our role is to source ingredients and packaging, to run the bottling lines and distribute the final products.

We take into account TCCC's approach to responsible marketing, and share a joint commitment to the conservation and preservation of scarce natural resources. As the manufacturer, we play the lead role in water conservation, energy efficiency and waste management. Much of our production is in re-usable glass bottles and our businesses also support a range of community recycling initiatives.

**Managing accountability**

Primary responsibility for managing these key issues and broader social, environmental and economic performance rests with the individual business managers. To support them, we formalised a specialist corporate accountability function some seven years ago. This is integrated into the company's governance structure, set out later in this report and detailed in the corporate accountability report (CAR).

The process starts at board-level, where the corporate accountability and risk assurance committee (CARAC) – chaired

> "We are increasingly focusing on a select group of key issues where our impacts are most apparent and our responsibility to act is the greatest."


Coca-Cola
Coca-Cola



**Left:** As a partner with Coca-Cola, we follow their approach and commitment to responsible marketing, conservation and preservation of scarce natural resources. **Right:** An HIV/AIDS counsellor talking to an individual. Part of our approach to HIV/AIDS is to provide counselling and lifestyle advice, as well as ARV therapies for the individuals and their dependants.

by the senior non-executive director, Lord Fellowes – assists the board in the discharge of its duties relating to corporate accountability in the light of identified risks and opportunities. The committee also provides independent and objective oversight, and reviews accountability information presented by management.

The committee is supported by the group corporate accountability department which reports to the director of corporate affairs, who is a member of the executive committee and so provides the management link to operational decision-making. A new corporate accountability steering group of senior executives from business units is being formed in the current year to increase representation and participation from across the group in the work of the corporate accountability department.

Each SABMiller operation is regularly assessed on how it is giving practical effect to the business principles we espouse. Every three months a range of their economic, environmental and social impacts are reported and presented for consideration by the board. At the year-end, a thorough review is conducted, with sign-off provided by local managing directors. In addition each managing director and finance director provides an annual 'letter of internal representation' certifying their operation's compliance with SABMiller systems of control.

### Investor ratings

Our performance as a socially responsible company and a sustainable business has been reviewed by several investor rating agencies. Dow Jones has assessed SABMiller as being among the top 10% of sustainability-driven companies in the world. Following a systematic corporate sustainability assessment in 2003, we were rated as the leading company in the beverage sector. The Dow Jones Sustainability Index is based on the premise that sustainability-driven companies create long-term shareholder value by harnessing the potential for sustainability products, while avoiding or reducing sustainability costs and risks.

The Johannesburg Securities Exchange, South Africa has included SABMiller in its new Socially Responsible Investment Index, based on an assessment of our policies, performance and reporting on environmental, economic and social sustainability. SABMiller also continues to be included in the FTSE4Good Index series having been assessed as meeting globally recognised corporate responsibility standards.

### ABI Guidelines: Corporate Accountability

The Association of British Insurers' Guidelines recommend that certain social, environmental and ethical matters be addressed in the annual report and accounts. They are amplified in the CAR.

The board addresses accounting for these matters by reviewing them and reports thereupon by assigning these issues to CARAC for development and policy recommendation alongside the examination of business and strategic risk through the audit committee's internal control process.

SABMiller addresses social, environmental and ethical matters in the training of its directors in terms of impacts of key risks such as reputation, and in the development of CARAC and the CAR.

The remuneration committee is aware of emerging views that the effect of social, environmental and ethical performance should be included in the design and implementation of its performance-related remuneration schemes.

SABMiller's reports include information about the effect of social, environmental and ethical matters on the company's short and long-term value. SABMiller's cash value added statement (refer to pages 29 and 31 in the CAR) has found an innovative way to demonstrate in economic terms how shareholders and other stakeholders have benefited from the company's activities.

The accompanying CAR describes the company's policies and procedures for managing risks to SABMiller's short and long-term value arising from social, environmental and ethical matters and the extent of its compliance with these. Verification is achieved through our internal audit procedures, the annual management 'letter of internal representation' from individual operations and external assurance as presented in the CAR.

# Corporate governance

## Introduction and sources

Corporate governance is essential to protect the interests of stakeholders in SABMiller. We have put in place a corporate governance structure that is appropriate for your company in the industry in which it operates.

The company is committed to meeting the standards of good corporate governance set out in the Combined Code as appended to the Listing Rules of the UK Listing Authority, the Turnbull Report on Internal Control and appropriate best practice that has evolved from guidance issued by leading institutional investor bodies. In light of its substantial operating presence in the United States, the company is also taking steps over time to become materially compliant with the Sarbanes-Oxley Act 2002 and related regulation.

During the year, reports by Sir Derek Higgs and Sir Robert Smith resulted in a revision of the Combined Code (referred to as 'the new Combined Code'). This came into effect on 1 November 2003 and applies to the company from 1 April 2004. This report describes the steps that are being taken by the company to bring it into compliance with the new Combined Code.

## Activity highlights for the coming year

Steps are being taken to expand the independent constituents of the board and its committees:

- Altria Group, Inc. (Altria) is assisting the process towards compliance with the new Combined Code, particularly with regard to the structure of the board
- A new independent non-executive director is being appointed
- The remuneration committee is being restructured to strengthen its independence
- The audit committee is leading processes towards material compliance with the Sarbanes-Oxley Act

Risk monitoring and review activities are receiving renewed focus from management and the board.

Further details on these initiatives are included in this report.

## Combined Code compliance statement

The company has complied with the overwhelming majority of the provisions set out in Section 1 of the Combined Code during the period under review. The provisions with which the company has not complied, the period of non-compliance, and the reasons for non-compliance are set out below.

1. The Combined Code required that there should be a balance of executive and non-executive directors on the board. For the period under review, the board was made up of 13 directors, of whom two were executive directors. As a result of the company's acquisition of Miller Brewing Company from Altria in 2002, Altria became the largest shareholder in the company, and Altria entered into a relationship agreement with the company which determined, amongst other things, the size and composition of the board. The agreement limited the size of the board to a maximum of 13 directors, of whom two were required to be executive directors, up to three were required to be directors nominated by Altria and up to eight were required to be non-executive directors (other than those directors nominated by Altria). The agreement also provided that, unless otherwise agreed with Altria, the number of directors on the board would be reduced to a maximum of 11 within two years of completion of the Miller transaction (that is, by 9 July 2004). The company believes that this board structure has been effective in managing the company to the benefit of all its shareholders.
2. The Combined Code required that a majority of non-executive directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. During the year under review four out of 11 non-executive directors were considered to be independent according to the applicable definitions in all the jurisdictions in which the company operates. The relationship agreement with Altria made it difficult for the company to comply with this aspect of the Combined Code.
3. The Combined Code required that remuneration committees should consist exclusively of non-executive directors who are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. During the period under review Lord Renwick and Mr Kahn served on this committee.

## The board

Composition

In order to assess independence according to guidelines described in the new Combined Code, the company has implemented a formal 'Independence and Conflicts' review process. Based on questionnaires returned by directors, the board considers the status of each non-executive director to be as follows:

- JM Kahn (chairman) – Not independent. Mr Kahn is a former chief executive officer of the company and has served continuously on the board, and the board of the company's predecessor, since 1981. However, technically, he has only served as a director of the company since 1999, the year of listing in the UK.
- GC Bible – Not independent. Mr Bible is an Altria nominee to the board.
- LC Camilleri – Not independent. Mr Camilleri is an Altria nominee to the board, but will retire from the board at the forthcoming annual general meeting.
- NJ De Lisi – Not independent. Ms De Lisi is an Altria nominee to the board.
- Lord Fellowes – Independent. Lord Fellowes is the senior independent non-executive director on the board.
- Ning Gaoning – Not independent. Mr Ning is chairman of China Resources Enterprise, Ltd which has a 51% stake in China Resources Breweries, Ltd, a joint venture company in which the company indirectly holds the remaining 49%.
- MJ Levett – Not independent. Mr Levett represents Old Mutual plc, a major shareholder in the company, but will retire from the board at the forthcoming annual general meeting.

- PJ Manser – Independent.
- MQ Morland – Independent.
- MC Ramaphosa – Independent. Mr Ramaphosa is chairman of Johnnic Holdings Ltd, the principal shareholder of Durban Add-ventures (Pty) Ltd, which in turn owns 40% of Tsogo Sun KwaZulu Natal (Pty) Ltd. 49% of the issued share capital of Tsogo Sun KwaZulu Natal (Pty) Ltd is indirectly owned by the company. The company is of the belief that this minor relationship does and will not affect Mr Ramaphosa's independence in the context of his work on the board.
- Lord Renwick of Clifton – Not independent. Lord Renwick is vice-chairman, Investment Banking, JP Morgan Europe, one of the investment banks which has, in the past three years, had a material relationship with the company.

The new Combined Code requires that at least half the board, excluding the chairman, should be independent. To strike a balance between the company's contractual obligations to Altria, Combined Code compliance, and a board structure best suited to achieving shareholder value, the company has reached agreement with Altria in terms of which Altria, in a spirit of support for the company's needs, has agreed that for the foreseeable future the size of the board should not be reduced to a maximum of 11, as would have been required in terms of the relationship agreement described above, and has confirmed that, following Mr Camilleri's retirement from the board, Altria will not, for the time being, exercise its right to nominate a third director to the board. The company considers that the composition of independent and non-independent directors will be appropriate for the company's needs, with the changes set out in the following paragraphs.

Mr Levett will retire from the board at the forthcoming AGM and a newly recruited independent director, Mr John Manzoni, will take office from 1 August 2004, thereby increasing the number of independent directors to five. Mr Levett has made a significant contribution of expertise to the board and the audit committee and has served the group with distinction over 20 years of service, first on the South African and then on the UK board. He will be greatly missed.

The board is delighted to announce that Mr Manzoni has agreed to serve the company as a non-executive director from 1 August 2004. Mr Manzoni presently holds an executive directorship at BP plc where he is chief executive, refining and marketing. This will be his first non-executive position. Mr Manzoni is considered to be independent in all jurisdictions in which the company operates. The board looks forward to welcoming him to the company. He is expected to make a significant contribution.

### Board meetings and attendance

The table below shows director attendance at board meetings through the year. It should be noted that Mr Camilleri had a leave of absence from formal board meetings in view of the pressures of business at Altria, where he is chairman and chief executive officer. Mr Camilleri was able to make a full contribution outside formal meetings through his colleagues and the group's chief executive. Mr Ning was unable to attend board meetings at the beginning of the year due to difficulties in travelling caused by SARS in South East Asia. All three of the Altria nominees waived their fees during the period under review.

The company secretary acts as secretary to the board and its committees and attends all meetings, unless his deputy is required to stand in for him in his absence.

### Operation of the board

The board sets the strategic objectives of the group, determines investment policy, agrees on performance criteria and delegates to management the detailed planning and implementation of that policy in accordance with appropriate risk parameters. The board monitors compliance with policies and achievement against objectives, by holding management accountable for its activity through monthly and quarterly performance reporting and budget updates.

### Matters reserved for the board

There is a schedule of matters which are dealt with exclusively by the board. These include strategic plans, policy on social

| Name of director | 9 April '03 | 21 May '03 | 30 July '03 | 4 Sept '03 | 24 Oct '03 | 19 Nov '03 | 20 Feb '04 |
|---|---|---|---|---|---|---|---|
| EAG Mackay | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| MI Wyman | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| JM Kahn | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| GC Bible | ✓ | ✓ | ✓ | ✓ | ✓ | ✗ | ✓ |
| LC Camilleri | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ | ✗ |
| NJ De Lisi | ✗ | ✓ | ✗ | ✓ | ✓ | ✓ | ✗ |
| Lord Fellowes | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| MJ Levett | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✗ |
| PJ Manser | ✗ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| MQ Morland | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Ning Gaoning | ✗ | ✗ | ✗ | ✓ | ✗ | ✗ | ✓ |
| MC Ramaphosa | ✓ | ✓ | ✓ | ✓ | ✗ | ✓ | ✓ |
| Lord Renwick of Clifton | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

# Corporate governance

and environmental responsibility and the approval of financial statements, major capital expenditure, and material acquisitions, disposals and agreements. Appropriate structures for those authorities delegated to management and board committees are in place, accompanied by monitoring and reporting systems. Each standing board committee has specific written terms of reference issued by the board and adopted in committee. These are available under the heading 'Our Company/Corporate Governance/Board and Committees' on the company's website. All chairs of committees report orally on the proceedings of their committees at the next meeting of the board and minutes of committee meetings are provided to the board.

The roles of executive and non-executive directors

The executive directors have responsibility for proposing strategy and for making and implementing operational decisions on running the group's businesses. Non-executive directors complement the skills and experience of the executive directors, contributing to the formulation of policy and decision-making through their knowledge and experience of other businesses and sectors. All directors bring an independent judgement to the issues of strategy, performance, and resources, including key appointments and standards of conduct.

Information and training

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities. All directors have access to the advice of the company secretary and independent professional advice is available to directors in appropriate circumstances, at the company's expense. The company secretary is responsible for advising the chairman on matters of corporate governance.

Following the appointment of new directors to the board, an induction programme is arranged which involves industry-specific training including visits to the group's businesses and meetings with senior management as appropriate. In addition to exposure to operations, new directors are given exposure to internal controls at business unit level. When such new appointments are made, the company also arranges for major shareholders to have the opportunity to meet new appointees. The company is also committed to continuing director development in order that they may build on their expertise and develop an ever more detailed understanding of the business and the markets in which the company operates.

Chairman and senior independent director

The roles of chairman and chief executive are separate with responsibilities divided between them. This separation of responsibilities has been formalised in their respective letters of appointment, approved by the board. The only change to the chairman's external commitments during the year was his appointment to the board of Tsogo Sun Holdings (Pty) Ltd as a non-executive director. This took place in July 2003.

The senior independent director is Lord Fellowes. Lord Fellowes serves as an additional contact point for shareholders should they feel that their concerns are not being addressed through the normal channels. Lord Fellowes is, furthermore, available to fellow non-executive directors, either individually or collectively, should they wish to discuss matters of concern in a forum that does not include executive directors or the management of the company. In the year under review the chairman hosted two meetings of non-executive directors. It is the intention of Lord Fellowes to lead this communication through the scheduling of at least one meeting of non-executive directors during the year ahead without the presence of the chairman. Lord Fellowes is chairman of the corporate accountability and risk assurance committee (CARAC). He also serves on the audit, remuneration, and nomination committees and as such is well placed to influence the governance of the company and meet the expectations attaching to the role of senior independent director.

Retirement of directors

All directors are subject to retirement and re-election by shareholders every three years. In addition, all directors are subject to election by shareholders at the first opportunity after their initial appointment. The names of directors submitted for election or re-election are accompanied by brief biographical details to enable shareholders to make an informed decision in respect of their election. The re-appointment of non-executive directors is not automatic. In general, the board will ask a director reaching the age of 70 years to stand for re-election annually or to retire, as the case may be.

Looking to the future, the company will be implementing a policy whereby directors who have served for a period of nine years on the board of SABMiller plc will be subject to retirement and re-election each year thereafter.

**The audit committee**

Composition

During the year under review the audit committee was chaired by Mr Manser, an independent non-executive director. Mr Manser was first appointed to the committee on 1 June 2001 and chaired his first meeting of the committee on 28 May 2002. Mr Manser qualified as a chartered accountant in 1964 and was made a Fellow of the Institute of Chartered Accountants in 1976. He has held the following senior positions: managing director of Jardine Fleming Hong Kong, managing director of the Save and Prosper Group, group chief executive of Robert Fleming Holdings and chairman of Robert Fleming Holdings Ltd.

Lord Fellowes, Mr Levett, Mr Morland and Ms De Lisi served on the committee throughout the year. Mr Levett and Mr Morland have been members of the committee from its first meeting on 13 April 1999. Lord Fellowes was appointed to the committee on 1 June 2001 and Ms De Lisi was appointed on 4 September 2002. Apart from the chairman, those members of the committee with financial experience and expertise are Mr Levett (actuary), and Ms De Lisi (accountant).

The new Combined Code requires that the audit committee

be made up entirely of independent non-executive directors. As the relationship agreement with Altria requires that a nominee of Altria serve as a member of the audit committee, full compliance will not be feasible.

Meetings and attendance

The committee met three times during the year and an associated reporting committee met on a further two occasions. The external auditors, chief executive and the chief financial officer were in attendance at each meeting by invitation. Other members of the management team attended as required. Executive attendees were excused for periodic discussions with the external auditors. The following table shows member attendance at audit committee meetings through the year.

| Name of director | 20 May '03 | 18 Nov '03 | 19 Feb '04 |
|---|---|---|---|
| NJ De Lisi | ✓ | ✓ | ✗ |
| Lord Fellowes | ✓ | ✓ | ✓ |
| MJ Levett | ✓ | ✓ | ✗ |
| PJ Manser (chairman) | ✓ | ✓ | ✓ |
| MQ Morland | ✓ | ✓ | ✓ |

Terms of reference

The full terms of reference of the audit committee are available under the heading 'Our Business/Corporate Governance/Board and Committees' on the company's website. These were extended and revised in line with new regulatory requirements in February 2004. In summary, the committee is charged with providing an independent oversight of the company's systems of internal control and financial reporting processes, including the review of the annual and interim financial statements before they are submitted to the board for final approval. It has the power to examine any financial, operating, and strategic matter in, and relating to, the group. This includes reviewing internal control procedures, accounting policies, compliance and regulatory matters, reviewing and approving the appointment of the external auditors and other related issues.

Operation of the committee

During the year the audit committee has been involved in ensuring that appropriate controls and processes are in place to identify all significant business, strategic, statutory and financial risks and that these risks are being effectively monitored and managed. The committee has also been concerned with ensuring that appropriate standards of governance, reporting and compliance are being met. It has also advised the board on issues relating to the application of accounting standards as this relates to published financial information.

The audit committee has access to reports of the proceedings of the divisional audit committees and to subsidiary internal audit practitioners; the last having access to both central management and to the company's audit committee. Furthermore, the recently appointed chief internal auditor has direct access to the audit committee chairman. More detail can be found in the section on Risk Management and Internal Control.

**The nomination committee**

Composition

During the year the nomination committee was chaired by Lord Renwick. The other members of the committee were Mr Kahn, Lord Fellowes and Mr Morland. Mr Manser was appointed to the committee, following the meeting on 9 April 2003.

In addition to requiring that a majority of members of nomination committee should be independent non-executive directors, the new Combined Code also recommends that the committee be chaired by either the chairman of the board, or an independent non-executive director. The majority of the members of the committee are independent. The board regards Lord Renwick to be independent in character and judgement and considers that he brings key attributes to the role of nomination committee chairman.

Meetings and attendance

The committee meets as required by the board or on requisition by a member or the chairman. During the year under review the committee met twice (9 April 2003 and 20 February 2004) and all members attended both meetings.

Terms of reference

The full terms of reference of the nomination committee are available under the heading 'Our Business/Corporate Governance/Board and Committees' on the company's website. In summary, the committee is empowered to consider the composition of the board and its committees. It is asked to consider the retirement, appointment, and replacement of directors, and is required to make appropriate recommendations to the board.

Operation of the committee

The nomination committee continued to evaluate the balance of skills, knowledge and experience of the board. Appropriate succession plans for the executive directors and senior management were also kept under review. The proposed re-election of Mr Wyman, Mr Manser, Mr Morland and Mr Kahn at this year's AGM is consistent with the results of the committee's review and the board's policy on board development.

Summary of appointment procedures

Where non-executive vacancies arise, the committee uses the services of external consultants in order to identify suitable candidates for the board to consider. Candidates are short-listed for consideration by the nomination committee on the basis of their relevant corporate or professional skills and experience.

Executive directors are considered for appointment to the board on the basis of their experience, skill and ability to contribute to the group.

These policies were followed in the appointment of Mr Manzoni. The terms and conditions of appointment of non-executive directors are available from the company secretary on request.

# Corporate governance

Board, committee, and director performance evaluation
The chairman conducts annual appraisals of the performance of each of the non-executive directors, with input from the chief executive and the chief financial officer. These are reviewed with the senior independent director and the company secretary. The senior independent director reviews the performance of the chairman of the board. Thereafter, where appropriate, individual directors may be interviewed. The results are reported to the nomination committee and the board.

**The remuneration committee**

Composition
The remuneration committee has been chaired by Lord Renwick, while the other members were Mr Kahn, Lord Fellowes, Mr Manser and Mr Morland. During the year under review the committee had a majority of independent non-executive directors.

The company notes that the new Combined Code requires that all members of the committee be independent non-executive directors. In order to take the company closer to compliance in this respect, Mr Kahn will be stepping down from the committee and Mr Morland will take over from Lord Renwick as chairman. The board considers that Lord Renwick brings particular skills and experience to the work of the remuneration committee.

Meetings and attendance
The committee met three times during the year (20 May 2003, 18 November 2003 and 19 February 2004). All members of the committee were present at each of the meetings.

Terms of reference
The full terms of reference of the remuneration committee are available under the heading 'Our Business/Corporate Governance/Board and Committees' on the company's website. In summary, the committee is empowered by the board to set short, medium and long-term remuneration for the executive directors. More generally, the committee is responsible for the assessment and approval of a broad remuneration strategy for the group and for the operation of the company's share-based incentive plans. This includes determination of short and long-term incentives for executives across the group.

Operation of the committee
During the year the remuneration committee has implemented its strategy of ensuring that employees and executives are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. In order to promote goal congruence, share incentives are considered to be critical elements of executive incentive pay.

To assist the committee in fulfilling its responsibilities to the board, the company engages the services of consultants, Mercer Human Resource Consulting (Mercers), and confirms that Mercers has no other connection with the company. At levels below the company's executive committee, the company's management consults Hay Consulting, Ernst & Young and Towers Perrin on a project basis.

More detail of the company's remuneration policy can be found in the remuneration report.

**The corporate accountability and risk assurance committee (CARAC)**

Composition
Lord Fellowes chaired the committee throughout the year. Mr Kahn, Mr Mackay, Mr Manser, Mr Ramaphosa and Mr Wyman served as members. Additionally, the director of corporate affairs, Ms Clark, met regularly with the chairman of CARAC to discuss implementation and planning issues. There are no regulatory or institutional investor requirements as to the composition of this committee. Its membership will remain the same for the foreseeable future.

Meetings and attendance
All members attended the two meetings of the committee held during the year (4 September 2003 and 19 February 2004).

Terms of reference
The full terms of reference of CARAC are available under the heading 'Our Business/Corporate Governance/Board and Committees' on the company's website. In summary, the objective of CARAC is to assist the board in its discharge of its responsibilities in relation to corporate accountability. More detail of the committee's activities can be found in the company's separate corporate accountability report.

Operation of the committee
During the year CARAC continued to monitor progress on corporate accountability through quarterly reports from across the group, with areas of particular risk being the focus of separate presentations. The committee reviewed evolving stakeholder expectations of business and particularly perceptions of the company's activities, strengthening the CSR strategy accordingly.

**Relationship with auditors**

PricewaterhouseCoopers were appointed as auditors of the company on 8 February 1999, subsequently becoming PricewaterhouseCoopers LLP in 2003.

During the year the audit committee has kept under review its policy on, and the independence and objectivity of, the external auditors. The committee examines the processes for and the nature and quantum of non-audit projects awarded to the auditors for compliance with the committee's policies. The committee is satisfied that the auditors have established internal policies and procedures to ensure services are not provided to the company (or related companies) that would impair auditor independence. As a reassurance, the auditors are required to provide summary details highlighting relationships which the auditors consider might have a bearing on their independence and objectivity. The auditors are also required to provide written confirmation of independence and an assurance that all requirements for partner rotation have been met. The audit committee is satisfied that, for the period under review, the auditors have remained independent and objective in their assessment of the company's finances.

The committee is also satisfied that internal company policies aimed at ensuring auditor independence have been complied with during the period under review. Furthermore the committee has approved the formalisation and extension of these policies to ensure that auditor independence is maintained while, at the same time, ensuring that the company benefits from the cumulative knowledge and experience of the principal auditor. In support of this, the audit committee is committed to managing the nature and amount of non-audit services provided by the auditor to the company. This policy became effective on 1 April 2004. The committee is considering a formal system for the review of auditor effectiveness in conjunction with the assessment of independence. Compliance worldwide will be monitored by means of regular reports to the audit committee. All non-audit services are subject to appropriate management oversight and, where the size of assignment warrants, a formal tender process is followed.

Please refer to note 4 to the financial statements where a full breakdown of non-audit services provided to the company by the auditors for the year under review can be found.

**Relations with shareholders**

During the year the company has continued to have dialogue with institutional shareholders. It also encouraged all shareholders to attend the AGM, at which free samples of the company's leading beer brands were on offer to all attending shareholders after the meeting. Beyond this the company paid considerable care and attention to ensuring that the AGM was once again an informative, productive and positive experience for all involved. The company considers the AGM key in providing shareholders with the opportunity to ask questions of the board and chairmen of all the board committees. Prior to the meeting all proxy votes were counted and displayed on screen after the voting process. The results were communicated directly to the top 20 shareholders after the meeting and published on the Regulatory News Service and the company's website.

Alongside the facilities offered by the company secretary's department, the company maintains a dedicated investor relations function. Reporting to the director of corporate affairs, the investor relations team builds and maintains long-term relationships with institutional investors and analysts on the basis of fundamental business value driver analysis. Extensive one-on-one contact as well as small group events are the cornerstones of this activity. In partnership with our corporate and divisional management teams, investor relations gives presentations on regional business outlooks and strives to propagate understanding thereof across the global equity markets in subsequent one-on-one meetings with investors. Occasional business site visits are also arranged. Dialogue on socially responsible investment (SRI) is handled by the corporate accountability manager, in the corporate affairs department, who undertakes focused briefings with interested investors and stakeholders.

In addition to scheduled management-led programmes in which executives interact with shareholders, the chairman has, independently, initiated formal contact with all shareholders (or their representatives) holding in excess of 1% of the issued share capital of the company. The purpose of this contact is to enable the chairman to address any queries shareholders may have regarding the governance of the company or non-operational aspects of company strategy. It is also, more broadly, designed to give the board a greater awareness of shareholder concerns. Alongside the chairman the senior independent director will also be available to communicate with shareholders and views expressed will be communicated by the chairman to the board. All non-executive directors of the company have been invited to participate in this process.

**Risk management and internal control**

***Responsibilities***

Board of directors

In this section, the directors report on their review of the effectiveness of the group's systems of internal control.

The group's existing internal controls and risk management processes are subject to regular review and adaptations, to the extent necessary to ensure full compliance with the requirements of the Turnbull Report for the reporting period, and to deliver improved value to the operating businesses.

In response to significant changes such as the acquisition and integration of Miller Brewing Company and the further development of the UK corporate centre, a programme has commenced to enhance the group's risk management framework, and related systems of internal control, appropriate to the evolving structure and needs of the group.

The directors are responsible for the group's systems of internal control and for reviewing their effectiveness. The systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. In reviewing these, the board has taken into account the results of all of the work carried out by internal and external auditors to audit and review the activities of the group.

There is an ongoing process for identifying, assessing, managing, monitoring and reporting on the significant risks faced by individual group companies and by the group as a whole. This process has been in place for the year under review up to and including the date of approval of the annual report and accounts.

# Corporate governance

In accordance with Turnbull guidance, reviews on the effectiveness of internal control were carried out in May and November 2003 and in May 2004 by the board.

Board and executive committees

The executive committee (excom), which is chaired by the chief executive, and comprises senior SABMiller plc management, has specific responsibility for the system of risk management. Excom reviews the risk reports of the group and the business units twice yearly, reporting to the board on key risks and their associated mitigating actions.

The audit committee deals primarily with operational and financial matters, including breakdowns of internal controls, reputation, insurance and loss prevention, litigation and listing compliance issues.

The CARAC deals with business ethics, values and principles, plus stakeholder accountability, including specialist areas such as employee, social, health, safety and environmental issues, as well as impacts on product and service quality and non-exclusively with emerging and prospective risk such as alcohol abuse issues.

Business units

Responsibilities and processes are to a large extent replicated at business unit level via the existence of divisional or company audit committees and in some cases corporate accountability committees. Each local audit committee has formal terms of reference that include defined monitoring roles in relation to both risk management processes and internal audit activities.

Corporate functions

In line with the changes outlined above and as part of the continuing enhancement programme, the group has appointed a head of internal audit and intends to strengthen central management resource in risk management. This will improve group-wide co-ordination and promote best practice in each of these specialist areas.

## Risk management

The focus of risk management in the group is to support the delivery of business objectives by identifying, assessing, managing and monitoring risk across the group. Management is involved in a continuous process of developing and enhancing its comprehensive risk and control procedures to improve the mechanisms for identifying and monitoring risks.

Key features of the group's system of risk management comprise:

- Group statements on strategic direction, ethics and values
- Clear business objectives and business principles
- Established risk policy
- An ongoing process for identification and evaluation of significant risk that may prevent achievement of business objectives
- Implementation of management processes to manage the significant risks to an acceptable level
- Ongoing monitoring of significant risks and internal/external environmental factors that may change the risk profile.

In addition to excom's twice yearly reports to the board on key risks, there is a process of regular reporting to the board through the audit committee on the status of the risk management process and internal control systems, and any evolving risk issues or internal control breakdowns that may have occurred. The CARAC also reports regularly to the board on social, environmental, ethical and prospective risk issues.

Key reports include those that identify, rank, monitor and measure strategic, operational and financial risks in each division and on a group basis, on an annual cycle. These are supplemented by reports on internal control processes and breakdowns, along with reviews of the structure and effectiveness of internal audit functions. These reports were co-ordinated and evaluated with advice from external consultants in the year under review.

Key risks, with which the board has been concerned, and reviewed, during the year, include:

- Miller turnaround execution risk
- Industry consolidation implications
- Core brand sustainability
- Trends in anti-alcohol sentiment
- HIV/AIDS in Africa

## Internal control

The group's systems of internal control are designed and operated to support the identification and management of risks affecting the group and the business environment in which it operates. As such, they are subject to continuous review as circumstances change and new risks emerge.

Key features of the systems of internal control comprise:

- Written policies and procedures within each business, which are detailed in policy manuals, clearly defined lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved standards and budgets
- Group treasury operations control and reduce exposure to interest rate, counterparty, liquidity and currency transaction risks and co-ordinate the activities of group companies in this area. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the audit committee on behalf of the board
- Minimisation of operating risk by ensuring that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, transaction authorisation, monitoring, financial and managerial reporting
- Business resumption planning, including preventative and contingency measures, back-up capabilities and the purchase of catastrophe insurance to ensure ongoing product and service delivery under adverse conditions.

### Assurance

Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, control self-assessment, internal audit reviews and testing of certain aspects of the internal financial control systems by the external auditors during the course of their statutory examinations. The group's various divisional audit committees consider the results of these reviews on a regular basis, to confirm the appropriateness and satisfactory nature of these systems, while ensuring that breakdowns involving material loss, if any, together with remedial actions, have been reported to the appropriate boards of directors.

At the half year and at the year end the divisional managing directors and finance directors of all the group's operations are required to submit formal letters of representation on controls, compliance and notification of ongoing or potential operational, financial and legal risks or claims. These letters form the subject of reports to the audit committee. Directors, executives, key managers and professionals also make annual written declarations of interests and are obliged to report without delay any potential or actual conflicts of interest which may arise.

Internal audit functions operated in all of the group's principal business units in the period under review, reporting to local management and accountable to local audit committees. The internal audit functions are performed either by teams of appropriate, qualified and experienced employees, or through the engagement of external practitioners upon specified and agreed terms with equivalent access. These structures are reviewed for effectiveness with external consultants at least once a year. The audit committee is satisfied that adequate, objective internal audit assurance standards and procedures exist in the group. The May 2003 and November 2003 audit committee meetings reviewed internal audit reports on the major business units. Reports on these issues were made to the board.

Following the appointment of a head of internal audit during the year, proposals for a centrally-led strategy for internal audit have been agreed by the audit committee.

### Whistleblowing policy

The audit committee has recently approved whistleblowing arrangements for roll-out to group companies to update processes in place as well as to fill in gaps. Via this mechanism, staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting and in other matters. Procedures are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

# Board of directors


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## Executive directors

**Graham Mackay^†** (1) BSc (Eng), BCom
**Chief executive**
(54) Mr Mackay joined The South African Breweries Ltd in 1978 and has held a number of senior positions in the group, including executive chairman of the beer business in South Africa and then group managing director. He became chief executive of the group in March 1999 on its relisting as South African Breweries plc on the London Stock Exchange. The group was renamed SABMiller plc following the Miller transaction in 2002.

**Malcolm Wyman^*†** (2) CA (SA)
**Chief financial officer**
(57) Mr Wyman has been with the company since 1986, becoming group corporate finance director in 1990 and chief financial officer in 2001, having responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SABMiller, he was an executive director of UAL Merchant Bank in South Africa.

## Non-executive directors

**Meyer Kahn+#^** (3) BA (Law), MBA, DCom(hc), SOE
**Chairman**
(64) Mr Kahn joined the group in 1966 and occupied executive positions in a number of the group's former retail interests before being appointed to the board of The South African Breweries Ltd (SAB Ltd) in 1981. He was appointed group managing director of SAB Ltd in 1983 and executive chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its chief executive, serving for two and a half years. In 1999 he joined the group's board as chairman. Amongst other awards, he holds an honorary doctorate in commerce from the University of Pretoria and was awarded The South African Police Star for Outstanding Service (SOE) in 2000.

**Geoffrey Bible** (4) FCA (Aust), ACMA (UK)
(66) Mr Bible served as chief executive officer of Altria Group, Inc. (formerly Philip Morris Companies Inc.) from June 1994 until April 2002 and as chairman of the board from January 1995 until August 2002, when he retired. He also served as chairman of the board of Kraft Foods Inc. from March 2001 until August 2002 when he retired. Mr Bible joined the board in August 2002, following the completion of the Miller Brewing Company transaction. He is also a member of the board of directors of News Corporation Ltd.

**Louis Camilleri** (5) BA
(49) Chairman and chief executive officer of Altria Group, Inc. (formerly Philip Morris Companies Inc.) since August 2002, having been president and chief executive officer of Altria Group, Inc., since April 2002 and previously serving as senior vice president and chief financial officer of the corporation since November 1996. He is also chairman of the board of directors of Kraft Foods Inc. Mr Camilleri joined the board in August 2002, following the completion of the Miller Brewing Company transaction.

**Nancy De Lisi*** (6) BA, MPA
(53) Senior vice president mergers and acquisitions Altria Group, Inc. (formerly Philip Morris Companies Inc.). Ms De Lisi joined the company in 1985 and previously held positions within the corporation as vice president finance and treasurer, treasurer, vice president treasurer international, and assistant treasurer. Ms De Lisi joined the board in August 2002, following the completion of the Miller Brewing Company transaction.


7

8

9

10

11

12

13

**Robert Fellowes***^+# (7)
(62) Chairman of Barclays Private Bank. Lord Fellowes was Private Secretary to the Queen from 1990 until 1999, having joined the Royal Household in 1977 from a career in the London money market. He also chairs the Prison Reform Trust and is a trustee of the Rhodes Trust and the Mandela-Rhodes Foundation. He was appointed to the board in 1999.

**Michael Levett*** (8) Bcom, FFA, FIA, FASSA, Dr Econ Science(hc)
(65) Chairman of Old Mutual plc. Mr Levett joined the board in 1999, having previously been a director of The South African Breweries Ltd from 1984. He is deputy chairman of Mutual and Federal Insurance Company Ltd and a director of Barloworld Ltd, Nedcor Ltd and Old Mutual South Africa Trust plc.

**John Manser***#^+ (9) CBE, DL, FCA
(64) Chairman of Intermediate Capital Group plc, deputy chairman of Fitzhardinge plc, and a director of Shaftesbury plc. Mr Manser was chairman of Robert Fleming Holdings Ltd between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past chairman of the London Investment Banking Association and a member of the President's Committee of the British Banking Association between 1994 and 1998. He joined the board in June 2001.

**Miles Morland***+# (10)
(60) Chairman of Blakeney Management, an investment management firm specialising in Africa, which he founded in 1990. Mr Morland is a director of a number of emerging market funds and of various companies active in Africa. He was appointed to the board in 1999.

**Ning Gaoning ('Frank' Ning)** (11) BA (Econ), MBA
(45) Chairman of China Resources Enterprise Ltd, China Resources Land Ltd and China Resources Peoples Telephone Company Ltd (all are listed companies in Hong Kong), vice-chairman and president of China Resources (Holdings) Company, Ltd, president of China Resources National Corporation (private companies in Hong Kong and the Chinese mainland, respectively). Mr Ning also holds directorships in China Resources Power Holdings Company Ltd, China Resources Logic Ltd, China Resources Cement Holdings Ltd, BOC International Holdings Ltd and HIT Investments Ltd. He joined the board in October 2001.

**Cyril Ramaphosa**^ (12) Bproc, LLD(hc)
(51) Chairman of Johnnic Holdings, executive chairman of Millennium Consolidated Investments Ltd and holds directorships in Macsteel Holdings, MTN Group Ltd and Alexander Forbes. Mr Ramaphosa also sits on the board of the Nelson Mandela Foundation and the Commonwealth Business Council. He joined the board in 1997.

**Robin Renwick**+# (13) MA
(66) Vice chairman, Investment Banking, J.P. Morgan Europe, chairman of Fluor Ltd, and a director of British Airways plc, Compagnie Financière Richemont and BHP Billiton Plc. Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He joined the board in 1999.

^ Corporate accountability and risk assurance committee (CARAC)
† Executive committee
\+ Nomination committee
\# Remuneration committee
* Audit committee

# Executive committee


1

2

3

4

5

6

7

8

**Executive committee (excom)**

The excom is appointed by the chief executive. It comprises the chief financial officer, divisional managing directors and directors of group functions. Its mandate is to support the chief executive in carrying out the duties delegated to him by the board. Excom, in that context, co-ordinates brand and operational execution and delivers strategic plans and budgets for the board's consideration. It also ensures that regular financial reports are presented to the board, that effective internal controls are in place and functioning, and that there is an effective risk management process in operation throughout the group.

Norman Adami (1) BBusSc (hons), MBA
**President and chief executive officer, Miller Brewing Company**
(49) Norman Adami was appointed president and chief executive officer of Miller Brewing Company in 2003. Before this appointment he spent nine years as managing director of The South African Breweries Ltd (SAB Ltd), and from 2000 to 2003 held the positions of managing director and chairman.

Mr Adami began his career with the group in 1979 and has held a number of senior positions within SAB Ltd, including regional and operations director, before his appointment to managing director in 1994.

Alan Clark (2) MA, DLitt et Phil
**Managing director, SABMiller Europe**
(44) Alan Clark has served as managing director of SABMiller Europe since 2003. He joined SABMiller plc's subsidiary, The South African Breweries Ltd (SAB Ltd), in 1990 as a training and development manager. He has since held a number of senior posts in the group, including marketing director of SAB Ltd, managing director of Amalgamated Beverage Industries Ltd and chairman of Appletiser South Africa (Pty) Ltd.

Before joining SABMiller, Dr Clark practised as a clinical psychologist and lectured in psychology at Vista University in South Africa.

Sue Clark (3) BSc (hons), MBA
**Corporate affairs director**
(40) Sue Clark joined SABMiller plc in 2003, when she was appointed corporate affairs director. Prior to this, she held a number of senior roles in UK companies, including director of corporate affairs for Railtrack Group, and director of corporate affairs for Scottish Power plc.

Tony van Kralingen (4) BA (hons)
**Managing director, The South African Breweries Ltd**
(46) Tony van Kralingen was appointed managing director of The South African Breweries Ltd (SAB Ltd) in 2003. Mr van Kralingen joined SAB in 1982 and has subsequently held a number of senior posts within the SABMiller group. These include managing director of Plzeňský Prazdroj A.S., marketing director for SAB Ltd and operations director (Northern Regions) for SAB Ltd.

Johann Nel (5) BA (hons)
**Human resources director**
(48) Johann Nel became director of human resources for the group in 2002. He joined SABMiller plc's South African subsidiary, The South African Breweries Ltd (SAB Ltd) in 1997, being appointed human resources director in 1998.

Mr Nel previously owned a consulting organisation, and worked with SAB Ltd on various major strategy, organisational development and human resources projects since 1988. He has co-authored a book on managing productive change in organisations and was involved in initiatives to encourage business involvement in the democratisation of South Africa in the 1980s and 1990s.

André Parker (6) B Econ (hons)
**Managing director, SABMiller Africa and Asia**
(53) André Parker was appointed to his current position in 1994. He joined the group in 1975, and has held a number of senior positions in marketing and general management within its African operations. These have included general manager, The South African Breweries Central Region, and managing director, South African Breweries International Africa.

Mark Sherrington (7) BSc
**Marketing director**
(48) Mark Sherrington was appointed marketing director in 2002. He joined SABMiller plc from the marketing consultancy The Added Value Group, which he co-founded in 1988. Prior to this he worked at Unilever for 11 years, holding a number of senior marketing positions in Europe and internationally.

Andrew Tonkinson (8) BA, B Juris
**Group company secretary**
(59) Andrew Tonkinson was appointed group company secretary of The South African Breweries Ltd (SAB Ltd) in 1992 after 16 years' service at The Lion Match Company, then a group subsidiary. He became group company secretary of SABMiller plc (then known as South African Breweries plc) upon the group's UK listing in 1999.

Prior to joining SABMiller, Mr Tonkinson worked for Syfrets Trust Ltd in South Africa for eight years.

# Directors' report 2004

The directors have pleasure in submitting to shareholders their report together with the audited financial statements for the year ended 31 March 2004.

**Business activities and development**

| | 2004 US$m | 2003 US$m# | % change |
|---|---|---|---|
| Turnover^ | **12,645** | 8,984 | 41 |
| EBITA* | **1,893** | 1,270 | 49 |
| Profit before tax | **1,391** | 770 | 81 |
| Adjusted profit before tax* | **1,705** | 1,107 | 54 |
| Adjusted earnings* | **925** | 581 | 59 |
| *Adjusted earnings per share** | | | |
| US cents | **77.6** | 54.0 | 44 |
| UK pence (up 31%) | **45.8** | 34.9 | |
| SA cents (up 7%) | **547.6** | 513.3 | |
| Basic earnings per share (US cents) | **54.1** | 27.5 | 97 |
| Dividends per share (US cents) | **30.0** | 25.0 | 20 |
| Net cash inflow from operating activities | **2,292** | 1,568 | 46 |

\# Includes Miller Brewing Company for nine months.
^ 2003 turnover has been restated downward by US$128 million to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G – revenue recognition.
* EBITA and adjusted profit before tax comprise profit before interest and tax (US$1,579 million) and profit before tax (US$1,391 million) respectively before goodwill amortisation (US$355 million), and before exceptional items (net credit US$41 million – see note 5). The calculation of adjusted earnings is given in note 11.

Statements by the chairman, chief executive and chief financial officer on the performance during the year and the future prospects of the group's businesses are included at pages 2 to 3, 4 to 7 and 22 to 25 of this report, respectively. The principal activities of the group, are set out in the 'SABMiller today' section of this report at pages 8 to 9.

**Acquisitions, disposals and investments during the year**
In April 2003, SABMiller's Polish subsidiary, Kompania Piwowarska S.A. completed its acquisition of a 98.8% equity interest in Browar Dojlidy Sp z.o.o. for cash consideration of US$38 million. Subsequent purchases from minority shareholders have increased Kompania Piwowarska's interest to 99.4%.

During May 2003, SABMiller's Indian subsidiary, Mysore Breweries Ltd (Mysore) entered into a 50:50 joint venture with Shaw Wallace and Company Ltd pursuant to which the combined entity has taken a strong position in the Indian beer market. Certain conditions relating to the acquisition are in the process of being completed and until the transaction becomes unconditional the business will be accounted for as a fixed asset investment.

In June 2003, the group acquired a 60% interest in Birra Peroni S.p.A (Birra Peroni) for €246 million (US$299 million, including acquisition costs). SABMiller and the remaining shareholders of Birra Peroni have agreed put and call options, which, when fully exercised, will result in SABMiller increasing its shareholding in Birra Peroni to 99.36% over a three to six year period.

Also during June 2003, SABMiller made a strategic investment in the Harbin Brewery Group Ltd (Harbin), by the acquisition of a 29.6% stake in Harbin from its largest shareholder, China Enterprises Development Fund.

During June to September 2003, SABMiller Africa BV acquired a further 5.5% interest in Sechaba Brewery Holding Ltd of Botswana, bringing SABMiller's effective stake in Sechaba to 16.8% and the effective stake in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd to 31.1%.

With effect from 1 December 2003, SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake in this Mozambiquan company to 49.1% for a consideration of US$7 million.

In March 2004 the group announced the establishment of two joint ventures with its pan-African partner the Castel Group in Algeria and Morocco. The group's direct cash investment in the joint venture businesses comprises US$25 million in Algeria and US$20 million in Morocco. Further details of these transactions are set out at note 35 to the financial statements.

Also in March 2004, the group's associate, China Resources Breweries, Ltd (CRB), announced that it had entered into a conditional agreement with the majority shareholder of Zhejiang Qianpi Group Company Ltd (Qianjiang), the largest brewery in Zhejiang Province, to co-operate to reorganise Qianjiang and establish a joint venture company, whereby CRB will have a 70% equity interest in the company.

Post-balance sheet events
In May 2004 the group agreed to acquire a controlling interest of 81.1% in Romanian brewing company, Aurora S.A. and expects to purchase additional shares prior to closing which will take its shareholding to at least 90%. Completion is subject to the approval of the Romanian Competition Council and the fulfillment of certain technical requirements.

Also in May 2004, CRB acquired a 90% interest in two breweries in Anhui Province, subject to the fulfillment of certain conditions. The remaining 10% has been retained by the seller, Anhui Longjin Group Ltd.

On 3 June 2004 the group announced its intention to dispose of the interest in Harbin that it acquired in June 2003, at a substantial profit.

Further details of all of these acquisitions and investments can be found in the media centre section of the group's website.

Further details of acquisitions, disposals and other significant transactions involving the group since 31 March 2004 appear at note 37 to the financial statements.

**Share capital**
During the year, the issued ordinary share capital increased from 998,802,609 shares of 10 US cents each to 1,000,315,608 ordinary shares of 10 US cents each.

1,153 new ordinary shares were issued following the conversion of 4.25% guaranteed convertible bonds, with a denomination of US$10,000.

1,511,846 new ordinary shares were issued to satisfy the implementation of options in the SABMiller plc Mirror Executive Share Purchase Scheme, the SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Executive Share Option (No 2) Scheme.

# Directors' report 2004

In addition, the company has 77,368,338 non-voting convertible participating shares of 10 US cents each, 195,051,230 convertible participating shares of 10 US cents each shares, and 50,000 deferred shares of £1 each in issue. No further non-voting convertible participating shares, convertible participating shares or deferred shares were issued during the year.

### Dividends

An interim dividend of 7.5 US cents per share in respect of the year ended 31 March 2004 was paid on 22 December 2003.

The board has proposed a final dividend of 22.5 US cents per share, making a total of 30 US cents per share for the year, representing a dividend cover ratio of 2.6 times adjusted earnings. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 29 July 2004. In the event that ratification takes place, the dividend will be payable on 6 August 2004 to shareholders on either register on 9 July 2004. The ex-dividend trading dates as stipulated by the London Stock Exchange and the JSE Securities Exchange South Africa will be 7 July 2004 for shares traded on the London Stock Exchange and 5 July 2004 for shares traded on the JSE Securities Exchange South Africa, respectively. As the group reports in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange used for conversion will be those applicable on 14 May 2004, being the last practical date before the declaration date (£/$=1.7599 and R/$=6.7775). This results in an equivalent final dividend of 12.7848 UK pence for UK shareholders and 152.4938 SA cents for RSA shareholders. The equivalent total dividend for the year for UK shareholders is 17.2350 UK pence (2003: 15.5081 UK pence) and for RSA shareholders is 202.6501 SA cents (2003: 207.0250 SA cents).

### Notifiable interests

Notifiable interests representing 3% or more of the issued ordinary share capital of the company are disclosed in note 36 to the financial statements.

### Annual general meeting

The company's annual general meeting will be held at the Hotel Inter-Continental, One Hamilton Place, Hyde Park Corner, London, W1V 0QY, England at 11.00am on Thursday, 29 July 2004. Notice of the meeting is enclosed with this report and may also be obtained from the company's website.

### Governance and directors' interests

Particulars of the directors of the company and the secretary are set out separately on pages 32 to 37 of this report.

The membership and terms of reference of each board committee are further described in the corporate governance section. The report on directors' remuneration (including directors' interests in the securities and shares of the company) is set out in the remuneration report. The statement regarding the directors' responsibilities in respect of the financial statements is also set out separately.

Details of internal control compliance, including financial control, are set out separately in the corporate governance section.

### Auditors

PricewaterhouseCoopers LLP have expressed their willingness to continue in office and resolutions proposing their re-appointment and authorising the board to set their remuneration will be submitted to the forthcoming annual general meeting.

### Employment policies

The continued motivation of employees and management towards overall productivity enhancement in the business, by increasing empowerment, is a fundamental feature of the group's operating philosophy and is key to the management of risk. This is achieved through training, development, information sharing and progressive co-operative contributions to operating methods and planning, supported by rewards at competitive levels, including short and long-term incentives where appropriate.

It is the aim of the group to be the employer of choice in each country in which it operates. In order to achieve this, each company designs employment policies which are appropriate to its business and markets and which attract, retain and motivate the quality of staff necessary to compete.

The group is committed to an active equal opportunities policy from recruitment and selection, through training and development, appraisal and promotion to retirement. In Southern Africa, there is a special focus on achieving demographic balance across management grades.

Within the constraints of local law it is our policy to ensure that everyone is treated equally, regardless of gender, colour, national origin, disability, marital status, sexual orientation, religion or trade union affiliation.

Reports to employees are published, to international standards, by the major subsidiary companies and divisions. More information on the group's employment practices is contained in the group's corporate accountability report 2004, which is published and distributed as a companion document to this report.

### Purchase of own shares

At the last annual general meeting, shareholder authority was obtained for the company to purchase its own shares up to a maximum of 10% of the number of shares in issue on 31 March 2003 for a period ending on the earlier of the next annual general meeting or 30 October 2004, provided that certain conditions (which relate to the purchase) are met. Under the conditions of the Employee Benefit Trust, details of which are provided in the report on directors' remuneration, shares in the company may also be purchased.

The notice of annual general meeting proposes that shareholders approve a resolution updating and renewing this authority.

The company did not repurchase any of its shares during the year.

### Corporate social accountability and community relations

SABMiller's corporate social accountability philosophy is set out in the group's corporate accountability report 2004. This also looks at the group's social, environmental and economic performance in more detail.

### Donations

During the year, group companies made donations of US$12.9 million to charitable organisations.

Whilst it remains the group's policy that political donations are only made by exception and in accordance with local laws, after careful consideration, the following political donations were sanctioned during the year.

The group provided funding to those political parties in South Africa's parliamentary election in 2004 that, in addition to a commitment to democracy, had demonstrated voter support by receiving at least 1% of the total votes in the 1999 parliamentary election. It is your board's belief that a strong democracy requires healthy political parties, particularly in a newly established democratic system like South Africa and, accordingly, an amount of R5 million (US$0.7 million) has been distributed across the six largest parties, pro-rata to their level of support in the 1999 parliamentary election.

During the year under review, Miller Brewing Company made contributions to the campaigns and office running costs of individual elected officials who indicated their support for the beer industry in states that permit such donations. Political donations made by businesses in the United States of America (US) are an expected part of the socio-political environment. The majority of donations made by the group's US operations were for US$1,000 or less, amounting in aggregate to US$0.7 million.

The group's operations in Central America made donations of US$0.4 million in the context of municipal and presidential elections that were held in El Salvador in the final quarter of the financial year ended 31 March 2004.

The board has reaffirmed the group's policy not to make donations to political parties in the European Union.

### Research and development

The group continues to invest in new products and processes, as well as new technologies to improve overall operational effectiveness. The group's scientific research has yielded solid progress in brewing, raw materials, new brands and packs and in proprietary technologies.

### Payment of suppliers

Operational companies across the group agree terms and conditions with suppliers before business takes place, and its policy and practice is to pay agreed invoices in accordance with the terms of payment. At the year-end the amount owed to trade creditors was equivalent to 54.6 days (2003: 46.2 days) of purchases from suppliers.

By order of the board



**AOC Tonkinson**
***Group secretary***

**7 June 2004**

# Remuneration report

### Introduction

The following report from, and the recommendations of, the remuneration committee have been approved without amendment by the board for submission to shareholders.

Other than as is specifically indicated in this report, the remuneration committee intends to apply identical policies to each component of executive director remuneration as in the year under review.

Throughout the year under review, the company complied with the provisions of Schedule A of the Combined Code published in June 1998 relating to the design of performance-related remuneration (except where noted below). In preparing this report, the board has followed the provisions of Schedule B of the Combined Code. The contents of this report also comply with the Directors' Remuneration Report Regulations 2002.

*Information not subject to audit*

### Composition and terms of reference of the remuneration committee

During the financial year ended 31 March 2004 the members of the remuneration committee were Lord Renwick of Clifton (in the chair), Lord Fellowes, Mr Kahn, Mr Morland and Mr Manser. Mr Bible joined meetings as an observer and also present were the chief executive, Mr Mackay, and the group secretary, Mr Tonkinson, other than when their own remuneration was discussed.

Following the company's annual general meeting, with effect from 1 August 2004, Lord Renwick will be standing down as remuneration committee chairman and Mr Morland will assume the chair. Mr Kahn, as chairman of the board, will step down from the committee.

The remuneration committee deals with the remuneration of the executive directors and other members of the executive committee, as well as approving all grants and awards under the company's share incentive plans, in accordance with its terms of reference approved by the board. Consideration is also given to the company's group-wide compensation and incentive policies to ensure alignment.

### Advisers

In the course of its deliberations, the remuneration committee has considered the views of the chief executive on the remuneration and performance of his colleagues on the executive committee. The group secretary, the human resources director Mr Nel and Mr Scoones, head of compensation and benefits, have also provided information to the remuneration committee relating to such matters as expatriate pay for international deployments and equity usage through share incentive plans.

The remuneration committee has continued to employ Mercer Human Resource Consulting (Mercer), which provides advice to the company on pensions and risk matters, to provide independent market information and remuneration advice on an ongoing basis.

### Remuneration policies

The remuneration committee has operated a framework of policies, within which it has set the remuneration package for each executive director, which applies the principles of Section 1 of the Combined Code. It is satisfied that it has complied with the provisions of Section 1 of the Combined Code throughout the year. It is the policy of the remuneration committee that executive directors should have 12-month contracts. Current practice complies fully with this policy.

The overall policy of the remuneration committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. The basic objective of the policy is that members of the executive committee should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. In the application of its policy, the remuneration committee also has had regard to the necessity of being competitive in the different parts of the world in which the company operates. The remuneration committee's approach to payment for performance is illustrated in the summary table on page 48.

The remuneration committee has implemented its policy by providing for each executive director a remuneration package comprised of annual base salary, an annual cash bonus plan, long-term incentives through participation in share option and performance share plans, pension contributions, other security and health benefits and benefits in kind. The base salaries, pensions and other benefits provided are intended to establish a level of 'fixed' pay which is competitive with the median provision of the chosen comparators. The variable pay elements provided by short and long-term incentives form a significant proportion of executive directors' pay and are intended to provide superior total pay opportunities if the company's and each individual's performance merits that.

The short-term and long-term incentives provided to the executives have been based on multiples of base pay and have been provided under plans, details of which are set out in the following pages. In order to promote an identity of interest with shareholders, share incentives are considered to be critical elements of executive remuneration policy. The remuneration committee considers that all elements of the package are of equal importance in supporting the group's remuneration policy.

In setting remuneration for the executive directors and other members of the executive committee, the remuneration committee has continued to apply the principles as set out in the 2003 remuneration report, namely, having regard to the pay levels of UK companies of comparable size to SABMiller plc, but also taking into account pay levels and practices in the company's principal international competitors operating in the markets in which it is engaged.

During the year the remuneration committee reviewed the structure and level of short-term incentive opportunity against market practice. It decided to increase the maximum opportunity, as set out in the relevant section below, but not to make other changes.

Also during the year the remuneration committee proceeded with a review of pension contribution levels, as indicated in last year's report. The company's UK pension arrangements had not changed since listing on the London Stock Exchange in March 1999. Mercer advised that these arrangements were uncompetitive in the market for UK executives and in any case should be reviewed in the light of the UK Government proposals for pension tax simplification. The remuneration committee, noting that the company's UK retirement schemes were entirely money purchase, concluded that the existing level of retirement funding provision for executives was inadequate in the light of market practice as well as in the level of pensions this would provide. It, therefore, decided to increase the rate of contribution for the executive directors from 15.6% of salary to 30%.

### Base pay

The remuneration committee reviewed the salaries of executive directors at its meeting in May 2003. Following its established practice, the salaries of the executive directors were compared with median pay levels of a group of 30 UK listed companies of comparable size to SABMiller plc at that time in terms of market value as analysed by Mercer.

Details of the salaries applying from 1 April 2003 and the percentage changes from 31 March 2003 levels for the executive directors are shown in the table below:

| Executive directors at 31 March 2004 | 2004 salary £ | 2003 salary £ | Total % change from 2003 |
|---|---|---|---|
| EAG Mackay | **681,000** | 625,000 | 8.96 |
| MI Wyman | **425,000** | 390,000 | 8.97 |

The remuneration committee received advice from the chief executive and Mercer on appropriate pay levels for the other members of the company's executive committee:

- For those executives based in the UK, salaries were determined by reference to appropriate UK benchmarks
- For those executives, other than Mr Adami, whose primary responsibilities were for operations of business units outside the UK, part of base pay was related to appropriate benchmarks in their theatres of operation and the balance to UK pay levels
- In the case of the executives responsible for the South African, European and Africa & Asia operations respectively, salary was determined on the assessment that 30% of their time was spent on SABMiller plc duties and therefore related to the UK and global markets, while 70% was on duties for their businesses in their regions
- Mr Adami's salary was determined by reference to the relevant US market comparators.

### Annual incentive plans

In addition to salary, each of the executive directors and members of the executive committee were entitled to participate in an annual bonus plan to reward the achievement of group financial, divisional financial (where applicable), strategic and personal performance objectives agreed by the remuneration committee. Following its review of short-term incentive opportunities, the remuneration committee agreed that the chief executive may earn a bonus of up to 100% of base salary (previously 80%) and the chief financial officer and other executive committee members may earn bonuses of up to 75% (previously 60%) in line with current UK market practice.

The common group financial performance targets for the bonus plans related to adjusted earnings per share growth and pre-exceptional EBITA margin. The divisional financial targets varied according to divisional value drivers derived from group needs and include EVA, EBITA and EBITA margin.

For the chief executive, chief financial officer and corporate officers on the executive committee the proportions of maximum bonus derived from the different sets of measures were 60% group financials, 20% strategic objectives and 20% personal objectives. For the other executive committee members the proportions of maximum bonus derived from the different sets of measures were 60% divisional financials and 40% strategic and personal objectives.

At its meeting on 18 May 2004 the remuneration committee received assessments of the performance of the executives participating in the bonus plans against their agreed targets. In the light of the operating and financial performance of the group, including the group EPS and EBITA margin performance, the remuneration committee agreed the payments of bonuses as shown below to the executive directors:

| | 2004 bonus £ | % of salary | 2003 bonus £ |
|---|---|---|---|
| EAG Mackay | **681,000** | **100** | 425,000 |
| MI Wyman | **315,000** | **74** | 215,000 |

## Long-term incentive plans

### Share option schemes

Since its listing on the London Stock Exchange, the company has operated the SABMiller plc Approved Share Option Scheme (Approved Scheme approved by the UK Inland Revenue), the SABMiller plc Executive Share Option No 2 Scheme (No 2 Scheme) and the SABMiller plc Mirror Executive Share Purchase Scheme (South Africa) (Mirror Scheme).

On the acquisition of Miller, shareholders approved the establishment of share incentive arrangements for international employees of the group, principally in the Americas. These arrangements have taken form in the SABMiller plc International Employee Share Scheme and the SABMiller plc International Employee Stock Appreciation Rights Scheme. Employees in the UK, including the executive directors, participate only in the UK share incentive grants.

All grants of options or rights over shares under these plans have to be at the market value of the company's shares at the time of grant.

Executive directors have only been permitted to participate in the Approved Scheme (in which participation is limited to £30,000 of outstanding options) and the No 2 Scheme. The tables on page 50 give details of the grants made in the

# Remuneration report

year ended 31 March 2004 and those still outstanding and unexercised from previous years.

Following approval at the company's AGM in July 2001 of the remuneration policy as set out in the annual report for the year ended 31 March 2001, the company amended its practice in regard to share option grants. The policy since then provides for annual grants (subject to the new performance condition described below) equivalent to fixed percentages of base salary. Grants made in the year under review were to 200% of base salary for the chief executive and to 150% in the case of the chief financial officer (other executive committee members may be granted up to either 125% or 150% under this scheme, depending on their roles and responsibilities).

For these annual grants a new performance condition relates the ability to exercise (vesting) an increasing proportion of an option to higher performance achieved (sliding scale vesting). If such an option has not vested by the fifth anniversary of its grant date it will lapse.

Options granted under the Approved and the No 2 Schemes may normally only be exercised between three and ten years after grant. The right to exercise is dependent on the achievement of adjusted earnings per share (EPS) growth targets, calculated on the basis of the definition of Headline Earnings in the Institute of Investment Management and Research's Statement of Investment Practice No1, chosen because of their ready visibility both to executives and to shareholders:

- Options granted prior to 2002 to each executive director have a performance condition which requires growth in adjusted EPS (expressed in sterling) of 3% per annum compound in excess of the change in retail price index (RPI) over any three-year period within the ten-year option life. This performance condition has not been applied to any options granted after 2001
- Options granted in 2002 and after to each executive director have a performance condition that the base annual award (determined by reference to the previous grant levels of 130% of annual salary for the chief executive, 115% of annual salary for other executive directors and up to 100% for other participants) will continue to vest at compound EPS growth of RPI + 3% subject to testing at three, four and five-year intervals from a fixed base. Half of any additional annual amount will vest at RPI + 4%; and the other half of any additional annual amount will vest at RPI + 5% compound EPS growth, measured from a fixed base and only capable of testing after three, four or five years. After the five-year test any unvested portion of the option will lapse.

Mercer will undertake for the remuneration committee an assessment of whether the performance condition applying to the vesting of any option has been met following the announcement of the results for the financial year. This assessment will be reviewed by the company's auditors.

For the purpose of the assessment: the adjusted EPS results as reported in US$ will be converted into sterling using the average exchange rate for the previous 12 months; the resulting value will be compared with the adjusted EPS figure for the financial years ended three, four or five years previously as appropriate, also converted into sterling from US$ at the average exchange rates relevant to those financial years to establish the percentage growth over each period; and then the outturn will be compared with the change in UK RPI, plus the applicable minimum growth factor, over the relevant period. This method has been chosen to ensure that executives are rewarded for achieving real growth in earnings when tested against UK inflation, where the company has its primary listing.

### Performance share award scheme

The company also has in place the SABMiller plc Performance Share Award Scheme, (Performance Share Scheme) which is operated in conjunction with the company's Employee Benefit Trust (EBT). The trustee of the EBT grants awards in consultation with the company. Awards are subject to performance conditions and will normally vest after three years with a provision that if vested awards are retained for a further two years they will be increased by an allocation of 50% of the number of shares in the original award that vested.

Normally awards under this plan are made annually to a value of 100% of base salary for the chief executive, 75% of base salary for the chief financial officer and other members of the executive committee and up to 50% of base salary for other senior executives. The table on page 51 gives details of the awards made in the year ended 31 March 2004 and awards still outstanding from previous years.

For normal awards under this plan, vesting will only occur if over the three years after grant the company's total shareholder return (TSR) exceeds the median TSR of a comparator group of companies identified at the time of award. On exceeding the median performance of the relevant comparator group, 25% of the award will vest and on reaching the upper quartile, 100% of the award will vest. Between these levels of achievement awards vest pro rata.

TSR is calculated using the equation: $TSR = [(1 + Z) \times Y] / X$; where X is the base price (the average of the daily closing share prices over the three months preceding the start of the measurement period); Y is the final price (the average of the daily closing share prices over the three months immediately preceding the end of the measurement period); and Z is the sum of the fractions of an ordinary share purchasable by reinvestment of the dividends paid during the measurement period, on the relevant payment dates.

Relative TSR was chosen as the performance measure because it allows for performance to be measured relative to other companies and reflects the benefit to shareholders of management effort. For the purpose of calculating TSR the share prices and dividends of the comparator companies are converted, as necessary, into sterling at the exchange rates prevailing at the relevant times. The conversion into sterling is intended to remove distortions arising from differing rates of inflation in the countries in which the comparator companies are listed.

As set out in the 2003 remuneration report, special conditional share awards were made to the chief executive and chief financial officer within the rules of the Performance Share Scheme with effect from 9 July 2002. These awards may vest after three years, dependent on the performance achieved and subject to continued employment of the executive.

At the third anniversary of the effective date of the awards the remuneration committee will consider the performance of the company over the period, looking at:

- The TSR of the company compared to the TSR of 30 companies which together comprise a FTSE comparator group; and
- The financial performance of the company.

The base price for the TSR calculation was 477p, the average of the daily closing share prices in the three months to 3 April 2002 (the date on which the negotiations for the purchase of Miller was announced). The comparator group is the same 15 companies above and 15 companies below SAB plc in the FTSE 100 on 28 March 2002 used as the reference group for the 2002 executive pay reviews.

The companies comprising the TSR comparator groups for all the Performance Share Awards which had not yet vested or lapsed at 31 March 2004 are listed below:

| June 2001, May 2002 and May 2003 awards | July 2002 awards |
|---|---|
| Ambev | 3i Group |
| Anheuser Busch | Alliance & Leicester |
| Asahi Breweries | Allied Domecq |
| Asia Pacific Breweries | Amersham |
| Bavaria | Associated British Foods |
| Carlsberg A | BOC Group |
| Coors Adolph B | Cable & Wireless |
| Femsa UBD | Dixons |
| Fosters Brewing Group | Friends Provident |
| Greene King | Gallaher Group |
| Grolsch (Kon) | Granada |
| Hartwall A* | Hanson |
| Heineken | Hilton Group |
| Interbrew | ICI |
| Kirin Brewery | Invensys |
| Lion Nathan | Kingfisher |
| Molson A | Land Securities |
| Quinsa | Next |
| San Miguel B | Old Mutual |
| Sapporo Breweries | P & O Princess Cruising |
| Scottish & Newcastle | Powergen |
| Wolverhampton & Dudley | Rentokil Initial |
| | Royal & Sun Alliance |
| | Scottish & Newcastle |
| | Scottish & Southern Energy |
| | Smith & Nephew |
| | Smiths Group |
| | United Utilities |
| | Wm Morrison Supermarkets |
| | Wolseley |

*Hartwall which was in the comparator group for the June 2001 and May 2002 awards was acquired by Scottish & Newcastle in December 2002 and has been removed for future measurement.

Mercer undertakes the assessment of the company's TSR performance relative to the comparator groups. The rules of this scheme require that these calculations are checked by the company's auditors.

Dilution

Taking account of all share options granted over the five years to 31 March 2004 under all the company's share option schemes since Listing on 8 March 1999, less lapses, potential dilution amounts to 1.83% of the issued ordinary shares of the company on 31 March 2004. The calculation excludes outstanding options granted under the closed SAB Executive Share Purchase Scheme prior to listing, as was disclosed in the original listing Particulars. Obligations under the company's other long-term incentive schemes are settled by the EBT from shares purchased in the market.

**Pensions**

It is the company's policy to provide occupational retirement funding schemes on a money purchase basis wherever possible so as to minimise the company's funding risk. Where feasible, the company applies this policy to its new acquisitions.

During the year the company made contributions for the executive directors to the SABMiller Executive Pension Scheme, an approved occupational pension scheme established as a self-administered money purchase scheme. The rate of contribution paid in respect of each executive director's salary was 15.6%, to the extent allowed by the earnings cap. Contributions in relation to salary above the earnings cap were given as additional taxable pay.

The value of contributions made to each executive director in regard to qualifying service during the financial year is included in the Emoluments Paid table on page 49.

As previously stated, the remuneration committee has concluded after thorough review that pension provision for the executive directors and the other executive committee members is currently inadequate. The rate of contribution from the company as a percentage of salaries paid in sterling is, therefore, to be increased from 15.6% to 30%.

**Service contracts**

Service contracts of all the executives are renewable annually on a rolling basis. Notice to be given by the executives to the company or its subsidiaries under their contracts is 12 months. Notice to be given by the company to the executives is 12 months. Mr Mackay and Mr Wyman have service contracts with the company.

Under the service contracts with the company, a payment in lieu of notice may be made on termination of employment. Such payment shall be calculated by reference to the executive's base salary plus company pension contributions for the relevant period, less any deduction considered by the company to be appropriate and reasonable to take account of accelerated receipt and the executive's duty to mitigate his loss.

Details of the executive directors' service contracts are noted below:

| Director | Execution date of service contract | Date first appointed to the board | Date last re-elected as a director | Date next due for re-election |
|---|---|---|---|---|
| EAG Mackay | 27/02/99 | 08/02/99 | 31/07/02 | July 05 |
| MI Wyman | 26/02/99 | 08/02/99 | 30/07/01 | July 04 |

# Remuneration report

### Other benefits

The executive directors are provided with medical insurance, permanent health insurance, company car or car allowance (at their choice), spousal travel and death in service benefit. The estimated values of these provisions are included in the Emoluments Paid table on page 49.

### Non-executive directors' fees

Fees for the chairman and the other non-executive directors were not reviewed during the course of the year, having been reviewed in the previous year. The current annual rate of fees for the chairman is £120,000 in respect of his duties as chairman. The basic annual rate of fees for each other non-executive director is £37,500.

For membership of the audit, remuneration or corporate accountability and risk assurance (CARAC) committees over a full year, a non-executive director will receive a fee of £5,000; as chair of the audit, remuneration or CARAC committees a non-executive director will receive a fee of £6,000 over a full year. Membership of the nomination committee attracts no additional fees but the chair of that committee receives an additional £8,000.

As senior non-executive director, Lord Fellowes receives an additional fee for this role of £5,000 pa. The chairman is provided with access to an office, a secretary and a car.

The non-executive directors do not participate in any of the open incentive schemes, nor do they receive any other benefits or pension rights. Non-executive directors do not have service contracts.

Details of the non-executive directors' letters of appointment are noted below:

| Director | Date appointed to the board | Date of most recent letter of appointment | Date last elected/ re-elected | Date next due for election/ re-election |
|---|---|---|---|---|
| GC Bible | 01/08/02 | 27/09/02 | 30/07/03 | July 06 |
| LC Camilleri* | 01/08/02 | 09/09/02 | 30/07/03 | July 06 |
| NJ De Lisi | 01/08/02 | 09/09/02 | 30/07/03 | July 06 |
| Lord Fellowes | 08/02/99 | 23/02/99 | 30/07/03 | July 06 |
| Ning Gaoning | 10/10/01 | 24/12/01 | 31/07/02 | July 05 |
| JM Kahn | 08/02/99 | 23/02/99 | 30/07/01 | July 04 |
| MJ Levett* | 08/02/99 | 23/02/99 | 30/07/01 | July 04 |
| PJ Manser | 01/06/01 | 20/06/01 | 30/07/01 | July 04 |
| MQ Morland | 08/02/99 | 23/02/99 | 30/07/01 | July 04 |
| MC Ramaphosa | 08/02/99 | 23/02/99 | 31/07/02 | July 05 |
| Lord Renwick of Clifton | 08/02/99 | 23/02/99 | 30/07/03 | July 06 |

*These directors not standing for re-election.

### Performance review



Cumulative TSR Performance
SABMiller
FTSE 100
£140
£120
£100
£80
£60
£40
£20
£0
Value of £100 invested on 1 April 1999
1 April 1999
31 March 2000
31 March 2001
31 March 2002
31 March 2003
31 March 2004


The above graph compares the company's TSR over the period from 1 April 1999 to 31 March 2004 with the FTSE 100 Total Return Index over the same period. Over the last five years, SABMiller initially performed in line with the FTSE 100 Total Return Index but has, for the last two years significantly outperformed the FTSE 100 Total Return Index.

The company is a member of the FTSE 100 Total Return Index, and accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring the company's relative performance.

The table below shows the ratio of performance compensation to total compensation of the executive directors on the basis of including the expected value of the long-term share-based compensation awarded in the year under review. The ratios are in line with the remuneration committee's policy on performance incentivisation.

| | 2004 £ | 2004 % | 2003 £ | 2003 % |
|---|---|---|---|---|
| **EAG Mackay** | | | | |
| Variable | 1,351,778 | 59 | 1,103,502 | 55 |
| STI | 681,000 | | 425,000 | |
| LTI | 670,778 | | 678,502 | |
| Fixed | 923,814 | 41 | 921,268 | 45 |
| Total | 2,275,592 | 100 | 2,024,770 | 100 |
| **MI Wyman** | | | | |
| Variable | 628,851 | 52 | 529,176 | 49 |
| STI | 315,000 | | 215,000 | |
| LTI | 313,851 | | 314,176 | |
| Fixed | 591,649 | 48 | 539,668 | 51 |
| Total | 1,220,500 | 100 | 1,068,844 | 100 |

The assumptions used to calculate the expected value of the long-term share based compensation awards are provided within the share incentive plan tables on pages 50 and 51.

### Directors' beneficial interests in shares of the company

The interests of the directors in the shares of the company at 31 March 2004 were:

| Directors | Beneficial holding at 31 March 2003 | Non-beneficial holding | Purchased/(sold) during the year | Beneficial holding at 31 March 2004 |
|---|---|---|---|---|
| JM Kahn | 1,470,578 | | | 1,470,578 |
| EAG Mackay | 6 | | 100,000 | |
| | | | (90,000) | |
| | | | (6,000) | 4,006 |
| MI Wyman | 120,224** | | 2,000 | |
| | | | 109* | |
| | | | (2,000) | |
| | | | (109) | 120,224 |
| LC Camilleri | – | | | – |
| GC Bible | – | | | – |
| NJ De Lisi | – | | | – |
| Lord Fellowes | 1,000 | | | 1,000 |
| Ning Gaoning | – | | | – |
| MJ Levett | 40,000 | | | 40,000 |
| MQ Morland | 14,800 | | | 14,800 |
| PJ Manser | – | | | – |
| MC Ramaphosa | – | 4,000† | | – |
| Lord Renwick of Clifton | 9,000 | | | 9,000 |

*Share inheritance from the estate of the late OM Wyman.
**Correction of cumulative aggregation.
†The holding remained unchanged during the year.

Since the year end and up to the date of this report, no director has reported to the company a change in his or her interests in the shares of the company.

*The following tables form the auditable part of the remuneration report.*

### Directors' emoluments

The directors' emoluments in the year ended 31 March 2004 in total have been audited and were as follows:

### Emoluments paid for the period 1 April 2003 to 31 March 2004

| Name | Salary/fees £ | Pension fund contri-butions £ | Expense allowances £ | Benefits £ | Total (excl. bonus) £ | Bonus £ | 2004 total £ | 2003 total £ |
|---|---|---|---|---|---|---|---|---|
| **Executive directors** | | | | | | | | |
| EAG Mackay | 731,400* | 55,836 | – | 136,578 | 923,814 | 681,000 | 1,604,814 | 1,346,268 |
| MI Wyman | 428,930* | 62,370 | 4,800 | 95,549 | 591,649 | 315,000 | 906,649 | 754,668 |
| Total (A) | | | | | | | 2,511,463 | 2,100,936 |
| **Non-executive directors** | | | | | | | | |
| GC Bible | – | – | – | – | – | – | – | – |
| LC Camilleri | – | – | – | – | – | – | – | – |
| NJ De Lisi | – | – | – | – | – | – | – | – |
| JM Kahn | 130,000 | – | – | 5,373 | 135,373 | – | 135,373 | 130,620 |
| Lord Fellowes | 63,500 | – | – | 369 | 63,869 | – | 63,869 | 58,450 |
| MJ Levett | 42,500 | – | – | – | 42,500 | – | 42,500 | 40,000 |
| MQ Morland | 47,500 | – | – | 356 | 47,856 | – | 47,856 | 44,659 |
| MC Ramaphosa | 42,500 | – | – | – | 42,500 | – | 42,500 | 40,000 |
| Lord Renwick of Clifton | 56,500 | – | – | – | 56,500 | – | 56,500 | 53,875 |
| PJ Manser | 58,500 | – | – | 369 | 58,869 | – | 58,869 | 54,942 |
| Ning Gaoning | 37,500 | – | – | – | 37,500 | – | 37,500 | 35,625 |
| Total (B) | | | | | | | 484,967 | 458,171 |
| Grand total (A+B) | | | | | | | 2,996,430 | 2,559,107 |

Mr Bible, Mr Camilleri and Ms De Lisi have waived their fees. Mr Ning has waived his fees in favour of China Resources Enterprise Ltd, a Hong Kong company, which have been accrued and not yet paid.

Note on past executive directors:

Mr Goedhals, who stepped down from the board on 29 February 2000 along with Mr Stringfellow, continues to be employed as a part-time consultant following his retirement for which he receives fees. Mr Stringfellow transferred employment from 1 April 2003 to associate Tsogo Sun Holdings Limited. Mr Cox stepped down from the board on 28 February 2001 and transferred his employment to SABMiller Europe where he is chief financial officer based in Budapest. Mr Adami, Mr Lloyd, Mr Parker and Mr Simms left the board on 31 July 2002 but continued in their executive employment. Mr Simms and Mr Lloyd retired from the group on 31 August and 31 October 2003 respectively.

*Note on executive directors' salaries:

The salaries reported include in the case of Mr Mackay £50,400 (2003: £40,625) and in the case of Mr Wyman £3,930 (2003: nil) as retirement contributions in excess of the tax allowable benefit cap paid as a salary supplement.

# Remuneration report

### Share incentive plans

The interests of the executive directors in shares of the company provided in the form of options and awards since listing on 8 March 1999 are shown in the tables below, and have been audited. During the year ended 31 March 2004 the highest and lowest market prices for the company's shares were 627p and 397.5p respectively and the market price on 31 March 2004 was 626p.

### SABMiller plc Approved Share Option Scheme

| Directors | No of share options as at 31 March 2003 | No of share options granted during the year | No of share options exercised during the year | Subscription price (£) | Exercisable 3-10 years from | No of share options as at 31 March 2004 | Expected value (£) |
|---|---|---|---|---|---|---|---|
| EAG Mackay | 5,586* | – | – | 5.37 | 16/03/1999 | **5,586** | 13,200 |
| MI Wyman | 5,586* | – | – | 5.37 | 16/03/1999 | **5,586** | 13,200 |

*The share options indicated were eligible to be tested against the performance condition described in this report for the three years ended 31 March 2004. The performance hurdle having been exceeded, these share options are eligible to be exercised.

No variations have been made to the terms and conditions of the options during the relevant period, including to the performance conditions to which exercise of the options are subject, as set out on page 46.

### SABMiller plc Executive Share Option No 2 Scheme

| Directors | No of share options as at 31 March 2003 | No of share options granted during the year | No of share options exercised during the year | Subscription price (£) | Exercisable 3-10 years from | No of shares as at 31 March 2004 | Expected value (£) |
|---|---|---|---|---|---|---|---|
| EAG Mackay | 112,577* | – | – | 4.85 | 09/03/1999 | | |
| | 159,416* | – | – | 4.11 | 02/06/2000 | | |
| | 161,589* | – | – | 5.16 | 01/06/2001 | | |
| | 201,578 | – | – | 5.705 | 31/05/2002 | | |
| | | 327,721 | – | 4.1575 | 23/05/2003 | **962,881** | 1,481,952 |
| MI Wyman | 60,463* | – | – | 4.85 | 09/03/1999 | | |
| | 85,341* | – | – | 4.11 | 02/06/2000 | | |
| | 88,857* | – | – | 5.16 | 01/06/2001 | | |
| | 93,339 | – | – | 5.705 | 31/05/2002 | | |
| | | 153,337 | – | 4.1575 | 23/05/2003 | **481,337** | 746,989 |

The expected values shown are the aggregates of the Black-Scholes values of each option grant. The Black-Scholes values have been calculated by Mercer using a model that uses daily share price data and takes account of the option grant date, exercise price and time to maturity, with assumptions as to dividend yield and the risk-free rate of return.
*The share options indicated were eligible to be tested against the performance condition described in this report for the three years ended 31 March 2004. The performance hurdle having been exceeded, these share options are eligible to be exercised.

No variations have been made to the terms and conditions of the options during the relevant period, including to the performance conditions to which exercise of the options are subject, as set out on page 46.

### SABMiller plc Performance Share Award Scheme

| Directors | No of shares as at 31 March 2003 | No of shares granted during the year | No of shares vested/(lapsed) during the year | *Purchase price (£) | Performance period 3 years from | No of shares as at 31 March 2004 | Expected value (£) |
|---|---|---|---|---|---|---|---|
| EAG Mackay | 84,307 | – | (84,307) | 0.00 | 01/06/2000 | | |
| | 73,946** | – | – | 0.00 | 01/06/2001 | | |
| | 100,789 | – | – | 0.00 | 31/05/2002 | | |
| | 240,000 | – | – | 0.00 | 09/07/2002 | | |
| | | 163,860 | – | 0.00 | 23/05/2003 | **578,595** | 1,906,465 |
| MI Wyman | 34,063 | – | (34,063) | 0.00 | 01/06/2000 | | |
| | 30,523** | – | – | 0.00 | 01/06/2001 | | |
| | 46,670 | – | – | 0.00 | 31/05/2002 | | |
| | 160,000 | – | – | 0.00 | 09/07/2002 | | |
| | | 76,669 | – | 0.00 | 23/05/2003 | **313,862** | 1,096,291 |

*The face value of these awards is assumed to be £4.11 per share for the 1 June 2000 tranche, £5.16 per share for the 1 June 2001 tranche, £5.705 for the 31 May 2002 tranche, £4.77 for the 9 July 2002 tranche and £4.1575 for the 23 May 2003 tranche for the purposes of the expected value calculations. The expected values shown are the aggregate expected values of all outstanding awards estimated by reference to the probabilities of any portion of each award vesting.
**The indicated conditional awards of free shares were tested against the performance condition described in this report over the three years ended 31 May 2004. Having achieved upper quartile performance, these vested in full.

### SABMiller plc Executive Share Purchase Scheme

Prior to adoption of new share schemes, in March 1999, each of the executive directors and the chairman participated in the old SAB Executive Share Purchase Scheme.

Details of options granted and share purchases awarded prior to listing in respect of SAB Ltd shares under this scheme are set out below:

| Directors | As at 31 March 2003 | No of shares granted during the year | No of shares implemented/ (exercised during the year) | Sale price/ market price (R) | Exercise price (R) | Exercise period for 10 years from | As at 31 March 2004 |
|---|---|---|---|---|---|---|---|
| EAG Mackay | 100,000 | – | (100,000) | 53.19 | 34.55 | 14/04/1994 | – |
| | 100,000 | – | – | – | 53.63 | 29/05/1996 | 100,000 |
| | 100,000 | – | – | – | 53.95 | 28/05/1997 | 100,000 |
| | 150,000 | – | – | – | 46.40 | 11/11/1998 | 150,000 |
| MI Wyman | 100,000 | – | – | – | 53.63 | 29/05/1996 | 100,000 |
| | 40,000 | – | – | – | 32.84 | 14/09/1998 | 40,000 |
| | 60,000 | – | – | – | 46.40 | 11/11/1998 | 60,000 |
| JM Kahn | 400,000 | – | – | – | 53.63 | 29/05/1996 | 400,000 |

These options have all vested. The executive directors are not eligible to receive further awards under this scheme. The characteristics for this scheme are such that gains on exercise of options were recognised in prior years in respect of all the share rights reflected in the table. From 3 June 2000 the SAB Executive Share Purchase Scheme was closed for purposes of new awards. The successor Mirror Scheme is used for the purposes of grants to employees of South African employers in the group and certain categories of other employees of South African origin elsewhere in the group (other than SABMiller plc directors), principally in Africa.

### Approval

This report was approved by the board on 19 May 2004.

By order of the board

**Lord Renwick of Clifton**
**Director**

**7 June 2004**

**Index**



## Statement of Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group, and to enable them to ensure that the financial statements comply with the Companies Act, 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In preparing the accompanying financial statements, UK generally accepted accounting principles and Financial Services Authority regulations have been followed, suitable accounting policies have been used, and reasonable and prudent judgements and estimates have been made. Any changes to accounting policies are approved by the board and the effects thereof are fully explained in the financial statements.

The directors have reviewed the group's budget and cash flow forecasts. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that SABMiller plc is a going concern and have continued to adopt the going concern basis in preparing the financial statements. The group's external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and their unqualified report appears on page 53.

The directors' approval of the financial statements appears on page 55.

A copy of the financial statements of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of statutory and audited information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

# Independent Auditors' Report to the members of SABMiller plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act, 1985 contained in the directors' remuneration report ('the auditable part').

**Respective responsibilities of directors and auditors**
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act, 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act, 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report as described in the contents, including the unaudited part of the remuneration report, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

**Basis of audit opinion**
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Opinion**
In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2004 and the profit and cash flows of the group for the year then ended; the financial statements have been properly prepared in accordance with the Companies Act, 1985; and those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act, 1985 have been properly prepared in accordance with the Companies Act, 1985.

PricewaterhouseCoopers LLP

**Chartered Accountants and Registered Auditors**
London
7 June 2004

PRICEWATERHOUSECOOPERS

# Consolidated Profit and Loss Accounts for the years ended 31 March

| | Notes | 2004 US$m | 2003 Restated US$m |
|---|---|---|---|
| **Turnover** (including share of associates' turnover) | 2, 3 | **12,645** | 8,984 |
| Less: share of associates' turnover | | **(1,279)** | (817) |
| **Group turnover** | 3 | **11,366** | 8,167 |
| Net operating costs | 4 | **(10,043)** | (7,364) |
| **Group operating profit** | | **1,323** | 803 |
| Share of operating profit of associates | 3 | **189** | 126 |
| Share of associate's profit on disposal of CSD business and brands in Morocco and a brand in Angola | 5 | **7** | – |
| Profit on disposal of trademarks | 5 | **13** | – |
| Surplus on pension fund of disposed operation | 5 | **47** | – |
| Profit on partial disposal of subsidiary | 5 | **–** | 4 |
| **Profit on ordinary activities before interest and taxation** | | **1,579** | 933 |
| Net interest payable | 6 | **(188)** | (163) |
| Group | | **(152)** | (142) |
| Associates | | **(36)** | (21) |
| **Profit on ordinary activities before taxation** | | **1,391** | 770 |
| Taxation on profit on ordinary activities | 7 | **(579)** | (349) |
| **Profit on ordinary activities after taxation** | | **812** | 421 |
| Equity minority interests | | **(167)** | (125) |
| **Profit for the financial year** | 24 | **645** | 296 |
| Dividends | 10 | **(358)** | (283) |
| **Retained profit for the financial year** | | **287** | 13 |

| | Notes | 2004 | 2003 |
|---|---|---|---|
| **Basic earnings per share** (US cents) | 11 | **54.1** | 27.5 |
| **Headline earnings per share** (US cents) | 11 | **76.7** | 52.6 |
| **Adjusted basic earnings per share** (US cents) | 11 | **77.6** | 54.0 |
| **Diluted earnings per share** (US cents) | 11 | **53.0** | 27.4 |
| **Adjusted diluted earnings per share** (US cents) | 11 | **75.2** | 52.7 |
| **Dividends per share** (US cents) | | **30.0** | 25.0 |

During the year and the previous year, the group made a number of acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 29, these acquisitions, with the exception of the acquisition of the Miller Brewing Company in July 2002, were material to individual business segments, but they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

The notes on pages 58 to 114 form part of the financial statements.

# Consolidated Balance Sheets at 31 March

| | Notes | 2004<br>US$m | 2003<br>Restated<br>US$m |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | 12 | **6,513** | 6,451 |
| Tangible assets | 13 | **3,758** | 3,244 |
| Investments | | **1,212** | 736 |
| Investments in associates | 14 | **928** | 705 |
| Other fixed asset investments | 15 | **284** | 31 |
| | | **11,483** | 10,431 |
| **Current assets** | | | |
| Stock | 16 | **599** | 456 |
| Debtors | 17 | **1,035** | 802 |
| Investments | 18 | **31** | 2 |
| Cash at bank and in hand | | **651** | 559 |
| | | **2,316** | 1,819 |
| **Creditors – amounts falling due within one year** | 19 | **(2,783)** | (4,027) |
| **Net current liabilities** | | **(467)** | (2,208) |
| **Total assets less current liabilities** | | **11,016** | 8,223 |
| **Creditors – amounts falling due after one year*** | 20 | **(3,166)** | (1,130) |
| **Provisions for liabilities and charges** | 22 | **(866)** | (743) |
| **Net assets** | | **6,984** | 6,350 |
| **Capital and reserves** | | | |
| Share capital | 23 | **127** | 127 |
| Share premium | 24 | **1,383** | 1,373 |
| Merger relief reserve | 24 | **3,395** | 3,395 |
| Revaluation and other reserves | 24 | **20** | 20 |
| Profit and loss reserve | 24 | **1,240** | 657 |
| **Shareholders' funds** | | **6,165** | 5,572 |
| **Equity minority interests** | | **819** | 778 |
| **Capital employed** | | **6,984** | 6,350 |

*Includes US$594 million (2003: US$590 million) 4.25% guaranteed convertible bonds 2006.

The balance sheets of SABMiller plc are shown on page 115.
The notes on pages 58 to 114 form part of the financial statements.
The financial statements were approved by the directors on 7 June 2004.



**Graham Mackay**
**Chief executive**



**Malcolm Wyman**
**Chief financial officer**

# Consolidated Cash Flow Statements for the years ended 31 March

| | Notes | 2004<br>US$m | 2003<br>Restated<br>US$m |
|---|---|---|---|
| **Net cash inflow from operating activities** | 25 | **2,292** | 1,568 |
| **Dividends received from associates** | | **25** | 27 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | **53** | 39 |
| Interest paid | | **(216)** | (159) |
| Interest element of finance lease rental payments | | **(3)** | (11) |
| Dividends received from other investments | | **9** | 3 |
| Dividends paid to minority interests | | **(154)** | (137) |
| **Net cash outflow from returns on investments and servicing of finance** | | **(311)** | (265) |
| **Taxation paid** | | **(456)** | (286) |
| **Capital expenditure and financial investments** | | | |
| Purchase of tangible fixed assets | | **(576)** | (445) |
| Sale of tangible fixed assets | | **27** | 16 |
| Purchase of investments | | **(217)** | (9) |
| Sale of investments | | **6** | 3 |
| **Net cash outflow for capital expenditure and financial investments** | | **(760)** | (435) |
| **Acquisitions and disposals** | | | |
| Purchase of subsidiary undertakings | 29 | **(338)** | (52) |
| Net (overdraft)/cash acquired with subsidiary undertakings | 29 | **(160)** | 6 |
| Sale of subsidiary undertakings | 29 | **–** | 44 |
| Net cash disposed with subsidiary undertakings | 29 | **–** | (42) |
| Purchase of shares from minorities | 29 | **(20)** | (8) |
| Purchase of shares in associates | | **(58)** | (6) |
| Net funding from associates | | **1** | 4 |
| Proceeds of pension fund surplus from previously disposed operation | 5 | **47** | – |
| Proceeds from disposal of trademarks | 5 | **13** | – |
| **Net cash outflow for acquisitions and disposals** | | **(515)** | (54) |
| **Equity dividends paid to shareholders** | | **(309)** | (203) |
| **Management of liquid resources** | | | |
| (Purchase)/sale of short-term liquid instruments | | **(16)** | 43 |
| Cash withdrawn from short-term deposits | | **–** | 1 |
| **Net cash (outflow)/inflow from management of liquid resources** | 26, 27 | **(16)** | 44 |
| **Financing** | | | |
| Issue of shares | | **10** | 2 |
| Issue of shares to minorities | | **4** | 2 |
| Net purchase of own shares for share trusts | | **(10)** | (12) |
| New loans raised | 26, 27 | **3,385** | 190 |
| Repayment of loans | 26, 27 | **(3,377)** | (330) |
| **Net cash inflow/(outflow) from financing** | | **12** | (148) |
| **(Decrease)/increase in cash in the year** | 26, 27 | **(38)** | 248 |

# Consolidated Statements of Total Recognised Gains and Losses for the years ended 31 March

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Profit for the financial year | **645** | 296 |
| Currency translation differences on foreign currency net investments | **300** | 428 |
| Other movements | **–** | 3 |
| **Total recognised gains and losses for the year** | **945** | 727 |

# Consolidated Reconciliation of Movements in Shareholders' Funds for the years ended 31 March

| | 2004 US$m | 2003 Restated US$m |
|---|---|---|
| Profit for the financial year | **645** | 296 |
| Other recognised gains and losses relating to the year (net) | **300** | 431 |
| Net proceeds of ordinary shares issued for cash | **10** | 2 |
| Dividends declared by SABMiller plc | **(358)** | (283) |
| Payments for purchase of own shares for share trusts | **(10)** | (12) |
| Credit entry re the charge in respect of share option schemes | **6** | 1 |
| Nominal value of shares issued for the acquisition of Miller Brewing Company | **–** | 43 |
| Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company | **–** | 3,395 |
| Goodwill written back on the partial disposal of subsidiary | **–** | 8 |
| **Net increase in shareholders' funds** | **593** | 3,881 |
| **Shareholders' funds at start of year** | **5,572** | 1,691 |
| Shareholders' funds at start of year as previously reported | **5,572** | 2,309 |
| Prior year adjustment in respect of adoption of UITF 38 | **–** | (618) |
| **Shareholders' funds at end of year** | **6,165** | 5,572 |

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$187 million at 31 March 2004 (2003: US$167 million).

## 1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2004 and 31 March 2003.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar, as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars. The exchange rates of rand to US dollar used in preparing the consolidated financial statements were as follows:

| | Weighted average rate | Closing rate |
|---|---|---|
| Year ended 31 March 2003 | 9.50 | 7.91 |
| Year ended 31 March 2004 | 7.06 | 6.39 |

The weighted average exchange rates have been calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the group's businesses.

## 2. Accounting policies

### Accounting convention

The consolidated financial statements have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom. A summary of the more important group accounting policies is set out below.

### Segmental analyses

Segmental analyses are in accordance with the basis on which the businesses are managed.

### Changes in accounting policies

FRS 5 Reporting the substance of transactions, application note G – revenue recognition was issued in November 2003. As a result, certain costs previously included within net operating costs have been reclassified as deductions from turnover. The restatement reduced each of turnover and net operating costs by US$128 million for the year ended 31 March 2003 in respect of the following segments – US$65 million in North America and US$63 million in Europe. The reclassification related to freight costs and distribution costs. Had the 2004 financial statements been prepared on the previous basis, the impact would have been to increase each of turnover and net operating costs by US$178 million. There was no impact on profit for the year in either year.

The Urgent Issues Task Force Abstract 38 Accounting for ESOP trusts (UITF 38) was issued in December 2003. UITF 38 requires shares held by ESOP trusts to be treated as a deduction in arriving at shareholders' funds, rather than as a fixed asset investment. Shares held by the employee share trusts have been restated. Further, following the principles of UITF 38, the SABMiller plc shares held by Safari Ltd, a special purpose vehicle, have been reclassified similarly. Net assets have thus been reduced by US$629 million as at 31 March 2003. Net purchases of such shares have been reclassified in the cash flow from purchase of investments within net cash flow for capital expenditure and financial investments to net purchase of own shares for share trusts within net cash flow from financing.

Simultaneously with the issue of UITF 38, UITF 17 Employee share schemes was revised. The revised UITF 17 requires that the charge to the profit and loss account in relation to share awards be based on the fair value of the shares at the date of grant (the market value) less any contribution towards the cost of the shares. The amount recognised is spread over the period to which any performance criteria relate. The effect of uncertainty as to whether any performance criteria will be met is dealt with by estimating the probability of shares vesting.

**2. Accounting policies** *(continued)*

The cumulative effect of adopting these changes relating to previous years has been recognised in the financial statements as a prior year adjustment and comparative figures for 2003 have been restated accordingly. The effect of these changes is as follows:

| | Year ended 31 March 2003 US$m |
|---|---|
| Decrease in turnover | (128) |
| Decrease in net operating costs | 128 |
| Net impact on operating profit | – |
| | |
| Decrease in shareholders' funds at the beginning of the period | (618) |
| Effect on profit for the financial year | – |
| Purchase of own shares for share trusts | (12) |
| Credit entry re the charge in respect of share option schemes | 1 |
| Decrease in shareholders' funds at the end of the period | (629) |

### Future UK accounting developments

The full implementation of FRS 17 Retirement Benefits has been delayed. The disclosures as required by FRS 17 in the current year, which give an indication of the possible impact on the financial statements when fully implemented, are set out in note 34.

### Basis of consolidation

The consolidated financial statements include the financial information of the subsidiary and associated undertakings of the relevant businesses owned by SABMiller plc, as outlined in note 1. The results of subsidiary undertakings sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passed or in the case of associated undertakings, the date significant influence ceased or commenced. Details of the principal subsidiary and associated undertakings are given on pages 117 to 121.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

Some of the SABMiller businesses have a local statutory accounting reference date of 31 December, but since 31 March 1999 these have been consolidated in the financial statements on a basis coterminous with the group's accounting reference date.

In addition, the associated undertaking, Distell Group Ltd, has a statutory accounting reference date of 30 June. In respect of the year ended 31 March 2004, this company has been included based on financial statements drawn up to 31 December 2003, but taking into account any changes in the subsequent period from 1 January 2004 to 31 March 2004 that would materially affect the results.

### Acquisitions and disposals

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given, the difference is treated as negative goodwill. Both purchased and negative goodwill are accounted for as indicated below.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

**2. Accounting policies** *(continued)*

### Associated undertakings

An associated undertaking is an entity, other than a subsidiary undertaking, in which the group has a long-term interest of not less than 20% and in respect of which the group exercises a significant influence over the operational and financial policies. The results of associated undertakings have been accounted for using the equity method of accounting.

Goodwill arising on the acquisition of an associated undertaking is accounted for as indicated below.

### Goodwill

The consolidated financial statements adopt the provisions of FRS 10 Goodwill and intangible assets which was effective for financial accounting periods ending on or after 23 December 1998. Prior to 31 March 1998, purchased and negative goodwill was set off directly against shareholders' funds in the acquisition period. This adjustment will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which it relates. In respect of years subsequent to 31 March 1998, the purchased goodwill that arose has been capitalised.

The Companies Act, 1985, requires that capitalised goodwill be subject, normally, to systematic amortisation. In the case of goodwill which is regarded as having a limited useful economic life, the group's accounting policy is to amortise the goodwill through the consolidated profit and loss account over the directors' estimate of the useful life, being 20 years for the goodwill that has arisen to date. The directors' assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business.

Where goodwill is regarded as having an indefinite useful life, it is not amortised. The useful economic life is regarded as indefinite life where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised the directors perform an annual impairment review and any impairment would be charged to the profit and loss account.

As described in note 12 the directors consider the purchased goodwill in ABI to have an indefinite life. In this regard, in order to give a true and fair view, the financial statements depart from the requirement to amortise goodwill over a finite period, as required by the Companies Act. Instead annual impairment reviews are undertaken and any impairment that is identified would be charged to the profit and loss account. It is not possible to quantify the impact of this departure from the Companies Act, because no finite life for goodwill can be identified. Goodwill previously written off against shareholders' funds is not subjected to an annual impairment review and any impairment arising would therefore only be recognised upon disposal of the undertaking which originally gave rise to such goodwill.

### Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is ten years, being the period for which the group has exclusive rights to those trademarks.

### Turnover

Turnover represents the net invoice value of goods and services provided to third parties. It includes excise duties and taxes levied on casino winnings but excludes value added tax. Turnover is stated net of price discounts, promotional discounts and similar items.

### Stocks

Stocks are valued at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost on a first-in first-out basis (FIFO).
- Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses.
- Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

**2. Accounting policies** *(continued)*

### Research and development

Research and development expenditure is written off in the period in which it is incurred.

### Tangible fixed assets and depreciation

Land and buildings, which have been adapted to specialised functions, are recorded at historical cost. All other land and buildings, which are used for general purposes, were previously revalued every three years on the basis of open market value for existing use by recognised professional valuers. On adoption of FRS 15 Tangible fixed assets in a prior year, the group resolved to retain the book value of land and buildings which were revalued at 1 April 1998, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11 Impairment of fixed assets and goodwill. All buildings are depreciated as indicated below.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset, evenly over its expected useful life as follows:

| | |
|---|---|
| • Freehold buildings | 20 – 50 years |
| • Leasehold land and buildings | Shorter of the lease term or 50 years |
| • Plant, vehicles and systems | 2 – 30 years |
| • Containers, including returnable bottles | 1 – 10 years |

The group regularly reviews its depreciation rates to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

Profit or loss on the sale of an asset is the difference between the disposal proceeds and the net book value, including any revaluation, of the asset. Any amount in the revaluation reserve relating to such an asset is transferred directly to shareholders' funds and is not included in the profit for the financial year.

### Impairment

In accordance with FRS 11 Impairment of fixed assets and goodwill fixed assets are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed asset to its recoverable amount, being the higher of the net realisable value and value in use. The net realisable value is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based pre-tax discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of fixed assets are written down by any impairment amount, the loss is recognised in the profit and loss account in the period in which it incurred. Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the profit and loss account in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset will only be up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

### Investments

Fixed asset investments, other than subsidiary and associated undertakings, are stated individually at the lower of cost and their recoverable amount which is determined as the higher of net realisable value and value in use.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and directors' estimates used in the case of unlisted investments.

**2. Accounting policies** *(continued)*

**Capitalisation of interest and other costs**

Financing costs and certain direct costs incurred, before tax, on major capital projects during the period of development or construction are capitalised up to the time of completion of the project.

**Deposits by customers**

Bottles and containers in circulation are recorded within fixed assets and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable bottles and containers are reflected in the balance sheet under creditors due within one year. Any estimated liability that is anticipated may arise in respect of deposits for unbranded containers and bottles is shown in provisions for liabilities and charges.

**Deferred taxation**

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

**Foreign currencies**

The financial statements denominated in US dollars have been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction or at the contracted rate where the transaction is covered by a forward foreign exchange contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or, if appropriate, at the forward contract rate. All differences are taken to the consolidated profit and loss account with the exception of differences on long-term foreign currency instruments, to the extent that they are used to finance or provide a hedge against foreign equity investments, in which case they are taken directly to shareholders' funds together with any exchange difference on the carrying amount of the related asset.

The profit and loss accounts and cash flow statements of overseas subsidiary and associated undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets (including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date.

Exchange differences arising on the retranslation of opening net assets together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholders' funds and in the consolidated statements of total recognised gains and losses.

**Leasing commitments**

Assets held under finance leases which result in group companies receiving substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial year.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

## 2. **Accounting policies** *(continued)*

### Pensions

A number of defined contribution and defined benefit pension schemes are operated by the group in accordance with local regulations. The assets of each scheme are held separately from those of the group and are administered by trustees.

Contributions to the defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the balance sheet.

Contributions to defined contribution schemes are expensed as incurred.

### Post-retirement medical benefits

Certain group companies provide post-retirement medical benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. The estimated cost of providing such benefits is charged to the consolidated profit and loss account on a systematic basis over the employees' working lives within the group.

### Capital instruments

Capital instruments, other than equity shares, are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance costs recognised in the consolidated profit and loss account in respect of capital instruments other than equity shares are allocated to periods over the term of the instrument at a constant rate on the carrying amount.

### *Provisions*

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

### Financial instruments

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and the group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they are incurred. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are taken to net interest payable over the life of the instrument.

Where the fair value of an asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of current assets, provision is only made to the extent that it is considered as resulting in a lower net realisable value.

**2. Accounting policies** *(continued)*

**Derivative financial instruments**

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains and losses are reflected in operating income in the consolidated profit and loss account. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

### 3. Segmental analysis

| | Note | Turnover 2004 US$m | Turnover 2003 Restated US$m | Operating profit 2004 US$m | Operating profit 2003 US$m | EBITA 2004 US$m | EBITA 2003 US$m |
|---|---|---|---|---|---|---|---|
| **Business segment analysis** | | | | | | | |
| **North America** | | **4,778** | 3,408 | **189** | 75 | **424** | 250 |
| **Central America** | | **531** | 514 | **31** | 10 | **76** | 56 |
| **Europe** | | **2,420** | 1,583 | **327** | 239 | **383** | 275 |
| **Africa and Asia** | | **1,555** | 1,209 | **288** | 219 | **306** | 233 |
| Associates' share | | **(691)** | (480) | **(101)** | (79) | **(112)** | (85) |
| | | **864** | 729 | **187** | 140 | **194** | 148 |
| **South Africa:** | | | | | | | |
| **Beer South Africa** | | **1,964** | 1,270 | **522** | 338 | **522** | 338 |
| **Other Beverage Interests** | | **1,171** | 788 | **186** | 120 | **186** | 120 |
| Associates' share | | **(362)** | (244) | **(36)** | (26) | **(36)** | (26) |
| | | **809** | 544 | **150** | 94 | **150** | 94 |
| **Hotels and Gaming** | | **226** | 212 | **52** | 42 | **53** | 42 |
| Associates' share | | **(226)** | (93) | **(52)** | (21) | **(53)** | (21) |
| | | **–** | 119 | **–** | 21 | **–** | 21 |
| **Central Administration** | | **–** | – | **(57)** | (44) | **(57)** | (44) |
| **Group – excluding exceptional items** | | **12,645** | 8,984 | **1,538** | 999 | **1,893** | 1,270 |
| Associates' share | | **(1,279)** | (817) | **(189)** | (126) | **(201)** | (132) |
| | | **11,366** | 8,167 | **1,349** | 873 | **1,692** | 1,138 |
| **Exceptional items** | 5 | | | | | | |
| North America | | **–** | – | **(14)** | (58)* | **(14)** | (58)* |
| Central America | | **–** | – | **(6)** | (12) | **(6)** | (12) |
| Europe | | **–** | – | **(6)** | – | **(6)** | – |
| Africa and Asia | | **–** | – | **–** | – | **7** | – |
| Other Beverage Interests (Appletiser) | | **–** | – | **–** | – | **13** | – |
| Hotels and Gaming | | **–** | – | **–** | – | **–** | 4 |
| Central Administration | | **–** | – | **–** | – | **47** | – |
| | | **–** | – | **(26)** | (70) | **41** | (66) |
| **Group – including exceptional items** | | **12,645** | 8,984 | **1,512** | 929 | **1,934** | 1,204 |
| Associates' share | | **(1,279)** | (817) | **(189)** | (126) | **(208)** | (132) |
| | | **11,366** | 8,167 | **1,323** | 803 | **1,726** | 1,072 |
| **Geographical market analysis** | | | | | | | |
| **North America** | | **4,778** | 3,400 | **189** | 49 | **424** | 224 |
| **Central America** | | **531** | 525 | **31** | 11 | **76** | 58 |
| **Europe** | | **2,420** | 1,558 | **251** | 222 | **307** | 259 |
| **Rest of Africa and Asia** | | **1,574** | 1,261 | **306** | 228 | **324** | 240 |
| Associates' share | | **(700)** | (480) | **(102)** | (79) | **(113)** | (85) |
| | | **874** | 781 | **204** | 149 | **211** | 155 |
| **South Africa** | | **3,342** | 2,240 | **761** | 489 | **762** | 489 |
| Associates' share | | **(579)** | (337) | **(87)** | (47) | **(88)** | (47) |
| | | **2,763** | 1,903 | **674** | 442 | **674** | 442 |
| **Exceptional items** | 5 | | | | | | |
| North America | | **–** | – | **(14)** | (58)* | **(14)** | (58)* |
| Central America | | **–** | – | **(6)** | (12) | **(6)** | (12) |
| Europe | | **–** | – | **(6)** | – | **(6)** | – |
| Rest of Africa and Asia | | **–** | – | **–** | – | **7** | – |
| South Africa | | **–** | – | **–** | – | **60** | 4 |
| | | **–** | – | **(26)** | (70) | **41** | (66) |
| **Group – including exceptional items** | | **12,645** | 8,984 | **1,512** | 929 | **1,934** | 1,204 |
| Associates' share | | **(1,279)** | (817) | **(189)** | (126) | **(208)** | (132) |
| | | **11,366** | 8,167 | **1,323** | 803 | **1,726** | 1,072 |

*Analyses by business are based on the group's management structure. There is no material difference between the source and destination of turnover. Turnover between segments is immaterial.*

*Includes US$6 million of integration costs incurred in other segments.

### 3. Segmental analysis *(continued)*

| | Note | Net operating assets 2004 US$m | Net operating assets 2003 Restated US$m | EBITDA 2004 US$m | EBITDA 2003 US$m | Capital expenditure 2004 US$m | Capital expenditure 2003 US$m |
|---|---|---|---|---|---|---|---|
| **Business segment analysis** | | | | | | | |
| **North America** | | **4,726** | 5,147 | **567** | 348 | **101** | 87 |
| **Central America** | | **964** | 1,089 | **113** | 90 | **42** | 40 |
| **Europe** | | **2,109** | 1,446 | **526** | 387 | **178** | 169 |
| **Africa and Asia** | | **1,259** | 866 | **232** | 166 | **71** | 42 |
| Associates' share | | **(557)** | (424) | **–** | – | **–** | – |
| | | **702** | 442 | **232** | 166 | **71** | 42 |
| **South Africa:** | | | | | | | |
| **Beer South Africa** | | **320** | 356 | **619** | 403 | **114** | 58 |
| **Other Beverage Interests** | | **713** | 524 | **192** | 119 | **67** | 38 |
| Associates' share | | **(152)** | (114) | **–** | – | **–** | – |
| | | **561** | 410 | **192** | 119 | **67** | 38 |
| **Hotels and Gaming** | | **219** | 167 | **–** | 27 | **–** | 4 |
| Associates' share | | **(219)** | (167) | **–** | – | **–** | – |
| | | **–** | – | **–** | 27 | **–** | 4 |
| **Central Administration** | | **(301)** | (283) | **(50)** | (36) | **3** | 7 |
| **Group – excluding exceptional items** | | **10,009** | 9,312 | **2,199** | 1,504 | **576** | 445 |
| Associates' share | | **(928)** | (705) | **–** | – | **–** | – |
| | | **9,081** | 8,607 | **2,199** | 1,504 | **576** | 445 |
| **Exceptional items** | 5 | | | | | | |
| North America | | **–** | – | **(6)** | (12)* | **–** | – |
| Central America | | **–** | – | **(6)** | (9) | **–** | – |
| Europe | | **–** | – | **(2)** | – | **–** | – |
| | | **–** | – | **(14)** | (21) | **–** | – |
| **Group – including exceptional items** | | **10,009** | 9,312 | **2,185** | 1,483 | **576** | 445 |
| Associates' share | | **(928)** | (705) | **–** | – | **–** | – |
| | | **9,081** | 8,607 | **2,185** | 1,483 | **576** | 445 |
| **Geographical market analysis** | | | | | | | |
| **North America** | | **4,726** | 5,147 | **567** | 329 | **101** | 87 |
| **Central America** | | **963** | 1,089 | **113** | 92 | **42** | 40 |
| **Europe** | | **1,843** | 1,173 | **462** | 372 | **181** | 175 |
| **Rest of Africa and Asia** | | **1,213** | 869 | **250** | 176 | **72** | 46 |
| Associates' share | | **(577)** | (424) | **–** | – | **–** | – |
| | | **636** | 445 | **250** | 176 | **72** | 46 |
| **South Africa** | | **1,264** | 1,034 | **807** | 535 | **180** | 97 |
| Associates' share | | **(351)** | (281) | **–** | – | **–** | – |
| | | **913** | 753 | **807** | 535 | **180** | 97 |
| **Exceptional items** | 5 | | | | | | |
| North America | | **–** | – | **(6)** | (12)* | **–** | – |
| Central America | | **–** | – | **(6)** | (9) | **–** | – |
| Europe | | **–** | – | **(2)** | – | **–** | – |
| | | **–** | – | **(14)** | (21) | **–** | – |
| **Group – including exceptional items** | | **10,009** | 9,312 | **2,185** | 1,483 | **576** | 445 |
| Associates' share | | **(928)** | (705) | **–** | – | **–** | – |
| | | **9,081** | 8,607 | **2,185** | 1,483 | **576** | 445 |

*Includes US$5 million of integration costs incurred in other segments.

**3. Segmental analysis** *(continued)*

The analyses of turnover, operating profit and net operating assets by business segment include the following amounts in respect of acquisitions made:

| | 2004 US$m | 2003 Restated US$m |
|---|---|---|
| **Turnover** | | |
| **North America** | – | 3,408 |
| **Europe** | 556 | – |
| **Africa and Asia** | – | 55 |
| Associates' share | – | (45) |
| | – | 10 |
| **Group** | 556 | 3,463 |
| Associates' share | – | (45) |
| | 556 | 3,418 |
| **Operating (loss)/profit** | | |
| **North America** | – | 23 |
| **Europe** | (3) | – |
| **Africa and Asia** | – | 9 |
| Associates' share | – | (4) |
| | – | 5 |
| **Group** | (3) | 32 |
| Associates' share | – | (4) |
| | (3) | 28 |
| **Net operating assets** | | |
| **North America** | – | 5,147 |
| **Europe** | 550 | – |
| **Africa and Asia** | – | 111 |
| Associates' share | – | (98) |
| | – | 13 |
| **Group** | 550 | 5,258 |
| Associates' share | – | (98) |
| | 550 | 5,160 |

**3. Segmental analysis** *(continued)*

The following is a reconciliation of operating profit to EBITA for the group:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Group operating profit | **1,323** | 803 |
| Share of operating profit of associates | **189** | 126 |
| Share of associate's profit on disposal of CSD business and brands in Morocco and a brand in Angola | **7** | – |
| Profit on disposal of trademarks | **13** | – |
| Surplus on pension fund of disposed operation | **47** | – |
| Profit on partial disposal of subsidiary | **–** | 4 |
| Profit on ordinary activities before interest and taxation | **1,579** | 933 |
| Goodwill amortisation (subsidiaries) | **343** | 265 |
| Goodwill amortisation on investments in associates | **4** | 2 |
| Share of goodwill amortisation of associates | **8** | 4 |
| Group EBITA | **1,934** | 1,204 |

The following is a reconciliation of net assets to net operating assets for the group:

| | 2004 US$m | 2003 Restated US$m |
|---|---|---|
| Net assets shown in the balance sheet | **6,984** | 6,350 |
| Exclude interest bearing assets and liabilities: | | |
| current asset investments | **(31)** | (2) |
| cash at bank and in hand | **(651)** | (559) |
| borrowings falling due within one year | **613** | 2,409 |
| borrowings falling due after one year | **3,094** | 1,114 |
| Net operating assets as per segmental analysis | **10,009** | 9,312 |

## 4. Net operating costs

| | 2004 US$m | 2003 Restated US$m |
|---|---|---|
| Raw materials and consumable stores | **3,572** | 2,612 |
| Changes in stock of finished goods and work in progress | **19** | (13) |
| Excise duties | **2,023** | 1,472 |
| Employee costs | **1,295** | 1,015 |
| Depreciation of tangible fixed assets | **460** | 344 |
| owned assets | **378** | 282 |
| leased assets | **9** | 7 |
| containers | **73** | 55 |
| Container breakages and shrinkage | **19** | 20 |
| Amortisation of intangible assets | **343** | 265 |
| Other operating income | **(87)** | (95) |
| Other operating charges | **2,373** | 1,670 |
| Brewery closure costs in Tumwater (North America) | **(4)** | 35 |
| North America restructuring and integration costs | **13** | 23 |
| Asset impairment (North America) | **5** | – |
| Central America reorganisation costs | **6** | 12 |
| Water plant closure costs in the Canary Islands (Europe) | **6** | – |
| Impairment costs in South Africa | **–** | 4 |
| | **10,043** | 7,364 |

Net operating costs are stated after charging/(crediting) the following:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Operating lease rentals: | | |
| land and buildings | **17** | 18 |
| plant, vehicles and systems | **13** | 14 |
| Loss/(profit) on sale of fixed assets | **3** | (1) |

**4. Net operating costs** *(continued)*

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| **Group auditors** | | |
| Auditors' remuneration for audit and assurance related services | | |
| statutory audit | **5** | 5 |
| due diligence | **2** | 4 |
| further assurance services | **2** | 1 |
| | **9** | 10 |
| Auditors' remuneration for other services | | |
| tax advisory services | **2** | 1 |
| IT consulting | **–** | 1 |
| | **2** | 2 |
| | **11** | 12 |
| **Other auditors** | | |
| Auditors' remuneration for audit and assurance related services | | |
| statutory audit | **1** | – |
| further assurance services | **–** | 1 |
| | **1** | 1 |
| Auditors' remuneration for other services | | |
| tax advisory services | **4** | – |
| IT consulting | **–** | 1 |
| other non-audit services | **1** | – |
| | **5** | 1 |
| | **6** | 2 |

## 5. Exceptional items

The following items were treated as exceptional by the group during the years ended 31 March:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Recognised in operating profit: | | |
| **North America** | | |
| Restructuring and integration costs | **(13)** | (23) |
| Brewery closure costs in Tumwater | **4** | (35) |
| Asset impairment | **(5)** | – |
| | **(14)** | (58) |
| **Central America** | | |
| Reorganisation costs | **(6)** | (12) |
| **Europe** | | |
| Water plant closure costs in the Canary Islands | **(6)** | – |
| | **(26)** | (70) |
| Taxation | **7** | 23 |
| Minority interests' share of the above items | **5** | 4 |

The amalgamation of Miller Brewing Company with the rest of the group's business has given rise to restructuring and integration costs during the year under review amounting to US$13 million (2003: US$23 million). These costs relate mainly to severance costs in 2004 and in 2003, and in 2003 also included consultancy fees, office closure costs and expenses related to the reorganisation of the Miller and Pilsner Urquell international businesses, including severance costs and international brand realignment costs.

Following the acquisition of Miller Brewing Company, an operating review resulted in management announcing, on 10 January 2003, the closure of the Tumwater brewery effective from 1 July 2003. Total brewery closure costs in 2003 amounted to US$35 million and included the impairment of tangible fixed assets to net recoverable value (US$20 million) and rationalisation costs, including redundancy and associated closure costs (US$15 million). In 2004, US$4 million of the closure costs provided in the prior year were deemed surplus and were credited to the profit and loss account in the year.

Following the decision in the year to cease the production and distribution of Flavoured Malt Beverages (FMBs), with the exception of the SKYY brands, at Miller an impairment charge of US$5 million has been taken against assets used in FMB production.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, costs have been incurred to restructure the Central American operations of US$6 million (2003: US$12 million). These expenses consist primarily of retrenchment costs in 2004 of US$6 million (2003: US$6 million), and also in 2003 consultancy fees of US$3 million and other associated costs of US$3 million.

The closure of the water bottling plant in the Canary Islands, Europe, has taken place during the year. Total plant closure costs in the year amounted to US$6 million and included the impairment of tangible fixed assets to net recoverable value (US$4 million) and rationalisation costs including redundancy and associated closure costs (US$2 million).

**5. Exceptional items** *(continued)*

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Recognised after operating profit: | | |
| **Africa and Asia** | | |
| Share of associate's profit on disposal of CSD business and brands in Morocco | **6** | – |
| Share of associate's profit on disposal of a brand in Angola | **1** | – |
| | **7** | – |
| **Other Beverage Interests (Appletiser)** | | |
| Profit on disposal of trademarks | **13** | – |
| **Central Administration** | | |
| Surplus on pension fund of disposed operation | **47** | – |
| **Hotels and Gaming** | | |
| Gain on partial disposal of subsidiary (note 29) | **–** | 12 |
| Goodwill previously eliminated against reserves | **–** | (8) |
| Profit on partial disposal of subsidiary | **–** | 4 |
| | **67** | 4 |
| Taxation | **(1)** | – |

During the year Castel disposed of its interests in the Cobomi business and brands in Morocco. SABMiller's share of the profit on disposal was US$6 million. Castel recognised a profit on disposal of the Youki brand in Angola. SABMiller's share of the profit was US$1 million.

In the period, Appletiser SA recorded a pre-tax profit on the disposal of its Valpré and Just Juice trademarks of US$13 million, which were sold to a subsidiary of The Coca-Cola Company (TCCC). Appletiser continues to produce the Valpré and Just Juice brands under a manufacturing agreement with TCCC.

The group is still in dispute resolution with Shoprite Holdings Ltd regarding the disposal of the OK Bazaars some years ago. As a result of a surplus arising from the liquidation of the OK Bazaars pension fund, which was returned to the Shoprite group, Shoprite has paid The South African Breweries Ltd, OK Bazaars' former parent company, an after-tax equivalent amount of US$47 million, pursuant to the sale agreement.

On 31 March 2003 as part of an empowerment deal announced on 12 December 2002, the group disposed of its holdings in the Southern Sun Hotels and Gaming group, in return for cash, a 49% interest in the ordinary share capital of Tsogo Sun Holdings (Pty) Ltd (new Tsogo Sun), together with US$42 million of preference shares in new Tsogo Sun. Effectively, the transaction reduced the group's holdings in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The group's investment in new Tsogo Sun is being equity accounted.

The partial disposal of the Hotel and Gaming interests resulted in a gain of US$12 million, which consisted of profit on the transaction, after taking into account costs of disposal. In addition, goodwill of US$8 million (which had been written off against reserves) was taken into account.

**6. Net interest payable**

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Interest payable on bank loans and overdrafts | **116** | 123 |
| Finance charges payable under finance leases and hire purchase contracts | **3** | 11 |
| Interest payable on corporate bonds | **86** | 25 |
| Amortisation of bond costs | **9** | 4 |
| Exchange loss on financing activities | **6** | 4 |
| Other interest payable | **4** | 13 |
| Interest payable | **224** | 180 |
| Share of associates' financing costs | **36** | 21 |
| Interest receivable | **(72)** | (38) |
| | **188** | 163 |

## 7. Taxation on profit on ordinary activities

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Current taxation | **508** | 286 |
| Charge for the year (all overseas) | **507** | 285 |
| Under provision in respect of prior years | **1** | 1 |
| Withholding taxes and secondary taxation on companies | **22** | 13 |
| Share of associates' taxation charge | **45** | 30 |
| Total current taxation | **575** | 329 |
| Deferred taxation | **4** | 20 |
| Charge for the year | **5** | 33 |
| Under/(over) provision in respect of prior years | **5** | (15) |
| Rate change | **(6)** | 2 |
| | **579** | 349 |
| Effective tax rate before goodwill amortisation and exceptional items (%) | **34.3** | 33.6* |

*Effective tax rate before deferred tax credit of US$9 million on ABI assessed losses from prior years was 34.4%.

### Tax rate reconciliation

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Profit before taxation | **1,391** | 770 |
| Tax charge at standard rate of 30%* | **417** | 231 |
| Exempt income | **(34)** | (21) |
| Other incentive allowances | **(2)** | (1) |
| Goodwill amortisation | **101** | 78 |
| Disallowable expenses | **66** | 52 |
| Deferred tax assets not recognised | **7** | 3 |
| Withholding taxes and secondary taxation on companies | **22** | 13 |
| Foreign tax rate differential | **5** | (2) |
| Charges relating to prior years | **1** | 1 |
| Differences in effective tax rates on profits of associates | **(3)** | 2 |
| Other permanent differences | **–** | 6 |
| Capital allowances in excess of depreciation | **(24)** | (23) |
| Pensions and post-retirement benefits | **2** | (6) |
| Provisions and accruals | **27** | 11 |
| Tax losses utilised | **(4)** | (2) |
| Other timing differences | **(6)** | (13) |
| Total current tax charge | **575** | 329 |

*The corporate tax rate in South Africa, the largest contributor of profits in the group, and in the United Kingdom, SABMiller plc's country of primary listing, is 30% (2003: 30%).

## 8. Employee costs

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Wages and salaries | **1,070** | 867 |
| Social security costs | **88** | 63 |
| Other pension costs | **95** | 57 |
| Post-retirement benefits other than pensions | **42** | 28 |
| | **1,295** | 1,015 |

The average monthly number of employees, which excludes employees of associated undertakings and includes executive directors, was as follows:

| | 2004 | 2003 |
|---|---|---|
| North America[1] | **5,696** | 4,559 |
| Central America | **7,225** | 7,374 |
| Europe[2] | **10,182** | 8,959 |
| Africa and Asia | **7,236** | 7,305 |
| Beer South Africa | **5,202** | 5,424 |
| Other Beverage Interests | **3,817** | 4,163 |
| Hotels and Gaming | **–** | 4,488 |
| Central Administration | **213** | 130 |
| Group | **39,571** | 42,402 |

[1]2003: based on nine months. Annualised equivalent: 6,079.
[2]2004: includes Italy from May 2003. Annualised equivalent: 10,361.

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Except for certain of the company's directors and administration staff, all of the above employees work outside the United Kingdom.

## 9. Directors' remuneration

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| Aggregate emoluments | **4,874** | 4,615 |
| Aggregate gains made on exercise of share options | **264** | – |
| Company contributions to money purchase pension schemes | **200** | 314 |
| | **5,338** | 4,929 |

As at 31 March 2004 two directors (2003: two) had retirement benefits accruing under money purchase pension schemes.

Full details of individual directors' remuneration are given in the directors' remuneration report.

## 10. Dividends

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **Equity** | | |
| Interim paid: 7.5 US cents (2003: 6.5 US cents) per share | **89** | 63 |
| Final proposed: 22.5 US cents (2003: 18.5 US cents) per share | **269** | 220 |
| | **358** | 283 |

In 2003, the interim dividend paid to Altria Group, Inc. (formerly Philip Morris Companies Inc.) on the 430 million listed and unlisted shares held by them was apportioned to the number of days in which they held the shares in the first half year and was calculated at 2.98360 US cents per share (US$13 million). The final dividend was paid in full, thus giving a total dividend of 21.48360 US cents per share (US$92 million).

Dividends amounting to US$23 million (2003: US$19 million) in respect of the company's shares held by Safari Ltd have been deducted in arriving at the aggregate of dividends paid and proposed.

The employee benefit trusts which hold shares for the various executive share incentive schemes have waived rights to dividends.

## 11. Earnings per share

| | **2004** US cents | 2003 US cents |
|---|---|---|
| Basic earnings per share | **54.1** | 27.5 |
| Headline earnings per share | **76.7** | 52.6 |
| Adjusted basic earnings per share | **77.6** | 54.0 |
| Diluted earnings per share | **53.0** | 27.4 |
| Adjusted diluted earnings per share | **75.2** | 52.7 |

The calculation of basic earnings per share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 1,192,192,647 (2003: 1,076,143,990).

At 31 March 2004 there were 12,879,064 share purchase options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 7,738,766 share purchase options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and (No 2) Scheme combined), 1,738,147 conditional awards under the SABMiller plc Performance Share Awards Scheme and 1,825,976 share purchase options outstanding under the SABMiller plc International Employee Share Scheme which have not yet vested.

The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,264,700,452, after adjusting for 72,507,805 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond, and the profit for the financial year as shown below, adjusted for a net interest saving of US$26 million, on the 4.25% guaranteed convertible bond. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive shares, is US$8.43, compared with an average strike price on the outstanding options of US$8.05. The guaranteed convertible bond was not dilutive in respect of basic earnings per share for the year ended 31 March 2003.

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

| | **2004** US$m | 2003 US$m |
|---|---|---|
| Profit for the financial year | **645** | 296 |
| Amortisation of goodwill | **355** | 271 |
| Share of associate's profit on disposal of CSD business and brands in Morocco and a brand in Angola (Africa and Asia) | **(7)** | – |
| Profit on disposal of trademarks (Appletiser, Other Beverage Interests) | **(13)** | – |
| Surplus on pension fund of disposed operation | **(47)** | – |
| Brewery closure costs in Tumwater (North America) | **(4)** | 35 |
| Asset impairment (North America) | **5** | – |
| Water plant closure costs in the Canary Islands (Europe) | **6** | – |
| Share of associate's profit for compensation for cancellation of distribution rights (Distell, Other Beverage Interests) | **(2)** | – |
| Loss on sale of fixed assets and investments | **3** | – |
| Profit on partial disposal of subsidiary (Hotels and Gaming) | **–** | (4) |
| Impairment costs in South Africa | **–** | 4 |
| Tax effects of the above items | **–** | (15) |
| Minority interests' share of the above items | **(26)** | (21) |
| Headline earnings (basic) | **915** | 566 |
| Integration/reorganisation costs* | **19** | 35 |
| Tax effects of the above items | **(7)** | (9) |
| Deferred tax adjustments due to assessed loss (ABI) | **–** | (9) |
| Minority interests' share of the above items | **(2)** | (2) |
| Adjusted earnings | **925** | 581 |

*Comprises restructuring and integration costs in North America of US$13 million (2003: US$23 million) and reorganisation costs in Central America of US$6 million (2003: US$12 million).

### 12. Intangible assets

| | Trademarks US$m | Goodwill US$m | Total US$m |
|---|---|---|---|
| **Cost** | | | |
| **At 31 March 2002** | 6 | 1,879 | 1,885 |
| Exchange adjustments | – | 208 | 208 |
| Write-off | (1) | – | (1) |
| Arising on increase in share of subsidiary undertakings | – | 6 | 6 |
| Arising on decrease in share of subsidiary undertakings | – | (3) | (3) |
| Arising on acquisition of subsidiary undertakings | – | 4,727 | 4,727 |
| Arising on disposal of subsidiary undertakings | – | (15) | (15) |
| Hindsight adjustment | – | 4 | 4 |
| **At 31 March 2003** | 5 | 6,806 | 6,811 |
| Exchange adjustments | – | 87 | 87 |
| Arising on increase in share of subsidiary undertakings | – | 15 | 15 |
| Arising on acquisition of subsidiary undertakings | – | 301 | 301 |
| Reclassification of subsidiary undertakings to fixed asset investments (note 15) | – | (27) | (27) |
| Hindsight adjustments | – | 28 | 28 |
| **At 31 March 2004** | **5** | **7,210** | **7,215** |
| **Amortisation** | | | |
| **At 31 March 2002** | 5 | 76 | 81 |
| Amortised during the year | – | 265 | 265 |
| Arising on disposal of subsidiary undertakings | – | (1) | (1) |
| Exchange adjustments | – | 15 | 15 |
| **At 31 March 2003** | 5 | 355 | 360 |
| Amortised during the year | – | 343 | 343 |
| Reclassification of subsidiary undertakings to fixed asset investments (note 15) | – | (2) | (2) |
| Exchange adjustments | – | 1 | 1 |
| **At 31 March 2004** | **5** | **697** | **702** |
| **Net book amount** | | | |
| **At 31 March 2003** | – | 6,451 | 6,451 |
| **At 31 March 2004** | **–** | **6,513** | **6,513** |

The goodwill balance of US$6,513 million (2003: US$6,451 million) at the end of the year includes US$316 million (2003: US$4,733 million) due to acquisition activities. The acquisition of Birra Peroni SpA resulted in US$283 million goodwill and other acquisitions within Africa and Asia and Europe added a further US$33 million.

Goodwill arising from the acquisitions is being amortised over 20 years, with the exception of purchased goodwill in ABI, which the directors believe has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired by ABI on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Pty) Ltd (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

**12. Intangible assets** *(continued)*

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill of US$294 million (2003: US$238 million), as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2004 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$187 million at 31 March 2004 (2003: US$167 million after resurrecting goodwill amounting to US$8 million on the partial disposal of the group's interests in the Hotels and Gaming division).

## 13. Tangible assets

| | Assets in course of construction US$m | Land and buildings US$m | Plant, vehicles and systems US$m | Containers US$m | Total US$m |
|---|---|---|---|---|---|
| **Cost or valuation** | | | | | |
| **At 31 March 2002** | 89 | 625 | 2,003 | 449 | 3,166 |
| Exchange adjustments | 11 | 108 | 386 | 98 | 603 |
| Additions | 290 | 16 | 83 | 59 | 448 |
| Transfers from other assets | 1 | 1 | – | – | 2 |
| Arising on acquisition of subsidiary undertakings | 38 | 285 | 782 | 39 | 1,144 |
| Hindsight adjustments | – | 24 | (1) | (12) | 11 |
| Arising on disposal of subsidiary undertakings | – | (83) | (42) | – | (125) |
| Disposals | – | (5) | (61) | (14) | (80) |
| Deposit price increase | – | – | – | 9 | 9 |
| Breakages and shrinkage | – | – | – | (20) | (20) |
| Transfers | (266) | 70 | 174 | 22 | – |
| Write-offs | (1) | (7) | (52) | (26) | (86) |
| Impairment provision in Tumwater (North America) | – | (2) | (20) | – | (22) |
| Impairment provision in South Africa | – | – | (4) | – | (4) |
| **At 31 March 2003** | 162 | 1,032 | 3,248 | 604 | 5,046 |
| Exchange adjustments | 8 | 102 | 312 | 85 | 507 |
| Additions | 366 | 14 | 99 | 112 | 591 |
| Transfers to other assets | – | (9) | – | (4) | (13) |
| Arising on acquisition of subsidiary undertakings | 7 | 90 | 188 | 9 | 294 |
| Hindsight adjustments | (2) | (5) | – | – | (7) |
| Reclassification of subsidiary undertakings to fixed asset investments (note 15) | – | (4) | (15) | – | (19) |
| Disposals | (2) | (12) | (84) | (15) | (113) |
| Deposit price increase | – | – | – | 6 | 6 |
| Breakages and shrinkage | – | – | – | (19) | (19) |
| Transfers | (394) | 45 | 320 | 29 | – |
| Write-offs | – | (1) | (8) | (18) | (27) |
| Impairment provision (North America) | – | – | (5) | – | (5) |
| **At 31 March 2004** | **145** | **1,252** | **4,055** | **789** | **6,241** |
| **Depreciation** | | | | | |
| **At 31 March 2002** | – | 124 | 964 | 220 | 1,308 |
| Exchange adjustments | – | 26 | 210 | 59 | 295 |
| Provided during the period | – | 32 | 257 | 55 | 344 |
| Arising on disposal of subsidiary undertakings | – | (19) | (25) | – | (44) |
| Disposals | – | (3) | (53) | (10) | (66) |
| Transfers | – | 18 | (17) | (1) | – |
| Write-offs | – | (1) | (25) | (7) | (33) |
| Impairment provision in Tumwater (North America) | – | – | (2) | – | (2) |
| **At 31 March 2003** | – | 177 | 1,309 | 316 | 1,802 |
| Exchange adjustments | – | 34 | 173 | 48 | 255 |
| Provided during the period | – | 37 | 350 | 73 | 460 |
| Arising on the acquisition of subsidiary undertakings | – | 7 | 54 | – | 61 |
| Reclassification of subsidiary undertakings to fixed asset investments (note 15) | – | (1) | (4) | – | (5) |
| Disposals | – | (7) | (62) | (11) | (80) |
| Transfers | – | (4) | 4 | – | – |
| Write-offs | – | – | (9) | (5) | (14) |
| Impairment provision in Canary Islands (Europe) | – | – | 4 | – | 4 |
| **At 31 March 2004** | **–** | **243** | **1,819** | **421** | **2,483** |
| **Net book amount** | | | | | |
| **At 31 March 2003** | 162 | 855 | 1,939 | 288 | 3,244 |
| **At 31 March 2004** | **145** | **1,009** | **2,236** | **368** | **3,758** |

**13. Tangible assets** *(continued)*

Analyses of the net book amount of land and buildings:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| Freehold | **925** | 771 |
| Long leaseholds (over 50 years unexpired) | **27** | 36 |
| Short leaseholds (under 50 years unexpired) | **57** | 48 |
| | **1,009** | 855 |

Included in land and buildings is a total of US$147 million (2003: US$110 million) of freehold land which is not depreciated.

The group has adopted FRS 15 Tangible fixed assets and in the year ended 31 March 2001 followed the transitional provisions to retain the book value of land and buildings.

The group's general purpose properties were revalued at 1 April 1998 on the basis of open market value for existing use by independent qualified valuers. The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors in the United Kingdom and the South African Institute of Valuers. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surpluses or deficits credited to the revaluation reserve. No provision is made for any tax on capital gains which may arise on the disposal of the group's properties at their balance sheet amounts.

The comparable amounts under the historical cost convention for land and buildings are:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| Historical cost | **1,247** | 1,027 |
| Aggregate depreciation based on cost | **(242)** | (176) |
| Net book amount | **1,005** | 851 |

Included in the amounts for plant, vehicles and systems are the following amounts relating to assets held under finance leases:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| Cost | **98** | 88 |
| Aggregate depreciation | **(52)** | (38) |
| Net book amount | **46** | 50 |

Included in the amounts for plant, vehicles and systems are the following amounts in respect of interest capitalised:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| At beginning of year | **14** | 10 |
| Exchange adjustments | **3** | 4 |
| At end of year | **17** | 14 |

## 14. Investments in associates

| | Investments US$m | Loans US$m | Total US$m |
|---|---|---|---|
| **At 31 March 2002** | 423 | 39 | 462 |
| Exchange adjustments | 81 | 16 | 97 |
| Additions | 166 | 40 | 206 |
| Disposals | – | (3) | (3) |
| Arising on disposal of subsidiary undertaking | (51) | (43) | (94) |
| Share of retained profit after tax in the year | 39 | – | 39 |
| Goodwill amortised | (2) | – | (2) |
| **At 31 March 2003** | 656 | 49 | 705 |
| Exchange adjustments | 69 | 11 | 80 |
| Additions | 67 | – | 67 |
| Disposals | (1) | – | (1) |
| Share of retained profit after tax in the year | 81 | – | 81 |
| Goodwill amortised | (4) | – | (4) |
| **At 31 March 2004** | **868** | **60** | **928** |

Additions in the current year include investments in Morocco and Algeria in association with the Castel group at a cost of US$20 million and US$25 million respectively including deferred consideration. Further details are given in note 35.

The gross costs of investment in associates as at 31 March 2004 was US$941 million (2003: US$714 million), of which the gross cost of loans was US$65 million at 31 March 2004 (2003: US$54 million).

The analysis of associated undertakings between listed and unlisted investments is shown below:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **At carrying value** | | |
| Listed | **119** | 90 |
| Unlisted | **749** | 566 |
| | **868** | 656 |
| **At market value** | | |
| Listed | **151** | 130 |

The group's aggregate share of certain balance sheet captions of its associated undertakings for the years ended 31 March were as follows:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Fixed assets | **1,002** | 803 |
| Current assets | **546** | 228 |
| | **1,548** | 1,031 |
| Creditors – amounts falling due within one year | **(373)** | (243) |
| Creditors – amounts falling due after one year | **(311)** | (173) |
| | **(684)** | (416) |
| Net assets | **864** | 615 |

The above is reconciled to the carrying value of investments in associated undertakings as follows:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Net assets | **864** | 615 |
| Equity minority interest | **(91)** | (33) |
| Goodwill capitalised | **95** | 74 |
| Investments in associates | **868** | 656 |

## 15. Other fixed asset investments

| | Investments Restated US$m | Loans US$m | Total Restated US$m |
|---|---|---|---|
| **At 31 March 2002** | 625 | 9 | 634 |
| Prior year adjustment for UITF 38 | (618) | – | (618) |
| Exchange adjustments | 1 | 3 | 4 |
| Additions | 7 | 1 | 8 |
| Disposals | – | (3) | (3) |
| Arising on acquisition of subsidiary undertakings | 1 | – | 1 |
| Arising on disposal of subsidiary undertakings | (1) | – | (1) |
| Transfer from debtors | – | 6 | 6 |
| **At 31 March 2003** | 15 | 16 | 31 |
| Exchange adjustments | 1 | 1 | 2 |
| Additions | 120 | 131 | 251 |
| Disposals | (1) | (5) | (6) |
| Arising on acquisition of subsidiary undertakings | 13 | 3 | 16 |
| Reclassification | (1) | – | (1) |
| Transfer to debtors | – | (9) | (9) |
| **At 31 March 2004** | **147** | **137** | **284** |

Listed investments included in the above are investments in Edgars Consolidated Stores Ltd which is carried at a nominal value, and had a market value at 31 March 2004 attributable to SABMiller plc of US$249 million (2003: US$71 million) and the 29.6% investment in Harbin Brewery Group Ltd, acquired during the year and carried at a value of US$103 million and which had a market value at 31 March 2004 of US$140 million.

The Urgent Issues Task Force Abstract 38 Accounting for ESOP trusts (UITF 38) was issued in December 2003. UITF 38 requires shares held by ESOP trusts to be treated as a deduction in arriving at shareholders' funds, rather than as a fixed asset investment. Shares held by employee share trusts have been restated. Further, following the principles of UITF 38, the SABMiller plc shares held by Safari Ltd, a special purpose vehicle, have been reclassified similarly.

All other amounts included above are unlisted investments. The gross cost of total other fixed asset investments as at 31 March 2004 was US$290 million (2003: US$37 million).

The group's assets and liabilities in subsidiaries in India have been reclassified as other fixed asset investments in the year, following the establishment of a 50:50 joint venture with Shaw Wallace and Company Ltd (Shaw Wallace). Certain conditions are in the process of being completed and until the transaction becomes unconditional the business will be accounted for as a fixed asset investment. The carrying value of the investment as at 31 March 2004 amounted to US$142 million. On completion it is anticipated that the group will hold a 50% interest in the joint venture company which will hold the combined brewing interests and licences of the two businesses.

## 16. Stock

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Raw materials and consumable stores | **302** | 258 |
| Work in progress | **67** | 53 |
| Finished goods and goods for resale | **230** | 145 |
| | **599** | 456 |

There is no material difference between the replacement cost and book value of stock.

## 17. Debtors

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Trade debtors | **648** | 487 |
| Proceeds receivable on disposal of associate | **–** | 1 |
| Amounts owed by associates: | | |
| trade | **1** | – |
| VAT, tax and other Government receivables | **38** | 48 |
| Deferred tax | **107** | 98 |
| Other debtors | **45** | 32 |
| Staff and other loans | **13** | 13 |
| Prepayments and accrued income | **183** | 123 |
| | **1,035** | 802 |

## 18. Current asset investments

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Short-term bank deposits | **18** | 1 |
| Short-term portion of fixed asset investment | **13** | 1 |
| | **31** | 2 |

## 19. Creditors – amounts falling due within one year

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Short-term borrowings | **366** | 2,271 |
| Bank overdrafts | **222** | 118 |
| Obligations under finance lease and hire purchase contracts | **25** | 20 |
| Interest bearing borrowings | **613** | 2,409 |
| Trade creditors | **587** | 367 |
| Accruals and deferred income | **405** | 338 |
| Containers in the hands of customers | **196** | 151 |
| Payroll related creditors | **188** | 115 |
| Deferred consideration for acquisitions | **10** | 1 |
| Amounts owed to associates | **15** | 17 |
| Dividends payable to SABMiller plc shareholders | **269** | 220 |
| Dividends payable to external minorities | **40** | 51 |
| Corporate taxation | **186** | 118 |
| Excise duty payable | **160** | 122 |
| Value added and other taxes payable | **47** | 50 |
| Other creditors | **67** | 68 |
| | **2,783** | 4,027 |

Included in the payroll related creditors is a balance of US$42 million (2003: US$23 million) as a result of the contribution holiday in the South African Breweries Staff Provident Fund.

## 20. Creditors – amounts falling due after one year

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Long-term borrowings | **3,076** | 1,084 |
| Obligations under finance lease and hire purchase contracts | **18** | 30 |
| Interest bearing borrowings | **3,094** | 1,114 |
| Other creditors | **72** | 16 |
| | **3,166** | 1,130 |

Included within other creditors falling due after one year is US$55 million (2003: US$Nil) of income received on entering into interest rate hedge agreements in relation to the bonds issued in the year, which is being deferred over the term of the bonds (see note 21).

## 21. Borrowings

| | 2004 US$m | 2003 US$m |
|---|---|---|
| US$328 million 8.31% (2003: 8.06%) Private Bond Placing | **328** | 328 |
| Other unsecured bank loans | **717** | 2,492 |
| **Other loans** | | |
| US$600 million 4.25% Guaranteed Convertible Bonds 2006[(1)] | **594** | 590 |
| US$600 million 4.25% Guaranteed Notes 2008[(2)] | **595** | – |
| US$1,100 million 5.50% Guaranteed Notes 2013[(3)] | **1,084** | – |
| US$300 million 6.625% Guaranteed Notes 2033[(4)] | **294** | – |
| Other unsecured loans | **3** | 3 |
| Other secured loans | **49** | 60 |
| | **3,664** | 3,473 |
| Obligations under finance lease and hire purchase contracts | **43** | 50 |
| | **3,707** | 3,523 |
| Included in amounts falling due within one year | **(613)** | (2,409) |
| | **3,094** | 1,114 |
| Amounts falling due: | | |
| Between one and two years | **776** | 160 |
| Between two and five years | **928** | 865 |
| In five years or more | **1,390** | 89 |
| Included within amounts falling due after one year | **3,094** | 1,114 |

(1) On 10 August 2001 and 14 September 2001, SAB Finance (Cayman Islands) Ltd issued US$500 million and US$100 million, respectively, 4.25% Guaranteed Convertible Bonds (the 'SABMiller Bonds') due 2006, guaranteed by SABMiller plc and SABMiller Finance BV, each of which is convertible into 4.25% exchangeable redeemable preference shares of SAB Finance (Cayman Islands) Ltd at any time on or after 20 October 2001 and up to the close of business on the date falling seven London business days prior to 10 August 2006 (both days inclusive) or if the SABMiller Bonds are called for redemption, by SABMiller plc, prior to 10 August 2006, the seventh London working day before the date fixed for such redemption. The bonds are redeemable at the option of bondholders within 60 days after notice is given of an offer to all ordinary shareholders or on 10 August 2005.

Each US$1,000 principal amount of a SABMiller Bond is convertible into one preference share having paid-up value of US$1,000. The preference shares will, in SABMiller's absolute discretion, and in each case at their paid-up value (translated into pounds sterling at the fixed rate of US$1.41=£1.00), be either immediately exchanged upon issuance for, or immediately redeemed with the redemption proceeds being immediately applied to subscribe for and/or to purchase ordinary shares at a price of 615 pence per ordinary share, which is subject to adjustment. Subject to the foregoing, 115.3203 ordinary shares will be issued or transferred in respect of each US$1,000 principal amount of a SABMiller Bond.

(2) On 7 August 2003, Miller Brewing Company issued US$600 million, 4.25% Guaranteed Notes due 2008, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2008. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the Notes are redeemable, in whole but not in part, at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(3) On 7 August 2003, Miller Brewing Company issued US$1,100 million, 5.50% Guaranteed Notes due 2013, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2013. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable, in whole but not in part, at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

(4) On 7 August 2003, SABMiller plc issued US$300 million, 6.625% Guaranteed Notes due 2033, guaranteed by Miller Brewing Company and SABMiller Finance BV. The notes mature on 15 August 2033. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable, in whole but not in part, at the option of the issuer upon occurence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

**21. Borrowings** *(continued)*

The maturity of obligations under finance lease and hire purchase contracts is as follows:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Included in amounts falling due after one year (between one and five years) | **18** | 30 |
| Included in amounts falling due within one year | **25** | 20 |
| Obligations under finance lease and hire purchase contracts | **43** | 50 |

Borrowings are secured by various of the group's fixed assets with an aggregate net book value of US$95 million (2003: US$105 million).

**22. Provisions for liabilities and charges**

| | Demerged entities US$m | Post-retirement benefits US$m | Insurance US$m | Other US$m | Deferred taxation US$m | Total US$m |
|---|---|---|---|---|---|---|
| **At 31 March 2002** | 14 | 20 | – | 30 | 102 | 166 |
| Exchange adjustments | 6 | 7 | – | 3 | 35 | 51 |
| Arising on acquisition of subsidiary undertakings | – | 414 | 28 | 5 | – | 447 |
| Arising on disposal of subsidiary undertakings | – | (2) | – | – | – | (2) |
| Hindsight adjustments | – | 8 | – | 5 | – | 13 |
| Charged to profit and loss account | – | 51 | 57 | 32 | 6 | 146 |
| Utilised in the year | – | (16) | (50) | (9) | – | (75) |
| Transfer from/(to) creditors | – | 3 | – | (6) | – | (3) |
| **At 31 March 2003** | 20 | 485 | 35 | 60 | 143 | 743 |
| Exchange adjustments | 4 | 7 | – | 3 | 25 | 39 |
| Arising on acquisition of subsidiary undertakings | – | 18 | – | 10 | – | 28 |
| Reclassification of subsidiary undertakings to fixed asset investments (note 15) | – | – | – | (2) | – | (2) |
| Hindsight adjustments | – | 31 | – | 8 | – | 39 |
| Charged/(credited) to profit and loss account | – | 93 | 67 | 51 | (3) | 208 |
| Utilised in the year | (2) | (103) | (72) | (21) | – | (198) |
| Transfer from creditors/debtors | – | 2 | – | 6 | 1 | 9 |
| Transfer between categories | – | 5 | – | (5) | – | – |
| **At 31 March 2004** | **22** | **538** | **30** | **110** | **166** | **866** |

**Demerged entities**

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2004, US$2 million of this provision was further utilised in regard to costs associated with SAB Ltd's previously disposed of remaining retail interests. The residual US$22 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that year end Shoprite instituted action against the independent experts and SABMiller indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by FRS 12 Provisions, contingent liabilities and contingent asset has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

**22. Provisions for liabilities and charges** *(continued)*

**Post-retirement benefits**

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits to eligible employees and their dependants in North America, and pension provisions for employees in North and Central America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based are disclosed in note 34.

**Insurance**

Insurance provisions of US$30 million (2003: US$35 million) represent amounts provided in respect of claims made by employees for health insurance and work-related accidents. Management estimates that the provision will be substantially utilised in the next one to two years.

**Other provisions**

At 31 March 2004 the group retained US$110 million (2003: US$60 million) of other provisions. The principal individual components of this amount are as follows:

The group has recognised various provisions, totalling US$35 million at 31 March 2004 (2003: US$11 million), in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$32 million (2003: US$8 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$6 million (2003: US$8 million) include provisions amounting to US$3 million (2003: US$8 million) within Central America to comply with labour legislation relating to employee service terminations and rewards and US$3 million (2003: US$Nil) in relation to the renegotiation of certain labour agreements in Europe.

The group has provided for closure costs totalling US$4 million at 31 March 2004 (2003: US$15 million). US$2 million (2003: US$15 million) relates to the Tumwater brewery closure (North America) and US$2 million (2003: US$Nil) relates to the water plant closure costs in the Canary Islands (Europe). Management estimates that the provisions will be substantially utilised within one year.

The group has made provision for certain contracts which are deemed to be onerous amounting to US$15 million (2003: US$Nil). The provisions are expected to be utilised over the next five years, in line with the period of the contracts.

**22. Provisions for liabilities and charges** *(continued)*

| **Deferred taxation** | **2004 US$m** | 2003 US$m |
|---|---|---|
| **Provision for deferred tax comprises:** | | |
| Fixed asset allowances | **182** | 167 |
| Tax losses carried forward | **(4)** | (9) |
| Prepayments | **11** | 8 |
| Excise duty in stock | **6** | 4 |
| Unrealised foreign exchange losses | **–** | (5) |
| Provisions | **(24)** | (11) |
| Pension and post-retirement benefit provisions | **(3)** | (13) |
| Other timing differences | **(2)** | 2 |
| | **166** | 143 |
| **At the beginning of year** | **143** | 102 |
| Exchange adjustments | **25** | 35 |
| Transfer from debtors | **1** | – |
| (Credited)/charged to profit and loss account | **(3)** | 6 |
| **At end of year** | **166** | 143 |
| **Included within debtors (note 17) is a deferred tax asset comprising:** | | |
| Fixed asset allowances | **(223)** | (201) |
| Intangible assets | **21** | 27 |
| Debtors allowances | **12** | – |
| Provisions and accruals | **68** | 36 |
| Pensions and post-retirement benefit provisions | **176** | 176 |
| Tax losses carried forward | **6** | 5 |
| Prepayments | **(1)** | (3) |
| Other timing differences | **48** | 58 |
| | **107** | 98 |
| **At the beginning of year** | **98** | 5 |
| Arising on acquisition of subsidiary undertakings | **–** | 101 |
| Hindsight adjustments | **15** | 6 |
| Transfer from creditors | **1** | – |
| Charged to profit and loss account | **(7)** | (14) |
| **At end of year** | **107** | 98 |

The deferred tax asset is brought about by timing differences on provisions in Africa and Asia, North and Central America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

## 23. Share capital

| | 2004 US$000 | 2003 US$000 |
|---|---|---|
| **Group and company** | | |
| **Authorised share capital** | | |
| 9,000,000,000 ordinary shares of 10 US cents each (2003: 9,000,000,000) | **900,000** | 900,000 |
| 1,000,000,000 convertible participating shares of 10 US cents each (2003: 1,000,000,000) | **100,000** | 100,000 |
| 77,368,338 non-voting convertible shares of 10 US cents each (2003: 77,368,338) | **7,737** | 7,737 |
| 50,000 deferred shares of £1.00 each (2003: 50,000) | **80** | 80 |
| **Called up, allotted and fully paid share capital** | | |
| 1,000,315,608 ordinary shares of 10 US cents each (2003: 998,802,609) | **100,031** | 99,880 |
| 195,051,230 convertible participating shares of 10 US cents each (2003: 195,051,230) | **19,505** | 19,505 |
| 77,368,338 non-voting convertible shares of 10 US cents each (2003: 77,368,338) | **7,737** | 7,737 |
| 50,000 deferred shares of £1.00 each (2003: 50,000) | **80** | 80 |

| | Ordinary shares of 10 US cents each '000 | Convertible participating shares of 10 US cents each '000 | Non-voting convertible shares of 10 US cents each '000 | Deferred shares of £1.00 each '000 | Nominal value US$000 |
|---|---|---|---|---|---|
| **At 31 March 2002** | 840,888 | – | – | 50 | 84,169 |
| Conversion of ordinary share capital | (77,368) | – | 77,368 | – | – |
| Issue of shares | 235,283 | 195,051 | – | – | 43,033 |
| **At 31 March 2003** | 998,803 | 195,051 | 77,368 | 50 | 127,202 |
| Issue of shares | 1,513 | – | – | – | 151 |
| **At 31 March 2004** | **1,000,316** | **195,051** | **77,368** | **50** | **127,353** |

The authorised capital remains unchanged at 9,000,000,000 ordinary shares of 10 US cents each, 1,000,000,000 convertible participating shares and 77,368,338 non-voting convertible shares, of 10 US cents each, and 50,000 deferred shares of £1.00 each.

In terms of the SABMiller share purchase, option and reward schemes, a total of 1,511,846 (2003: 333,872) new ordinary shares were allotted and issued during the year. 1,153 new ordinary shares were issued following the conversion of US$10,000 of the 4.25% guaranteed convertible bonds. Prior to these share issues the issued share capital consisted of 998,802,609 ordinary shares of 10 US cents each. Subsequent to the issue of these shares, the issued capital consisted of 1,000,315,608 ordinary shares of 10 US cents each.

On 1 July 2002, the company increased its authorised share capital to US$1,007,736,833 divided into 9,000,000,000 ordinary shares, 1,000,000,000 convertible participating shares and 77,368,338 non-voting convertible shares, each of 10 US cents, and £50,000 divided into 50,000 deferred shares of £1.00 each.

Upon the acquisition of Miller Brewing Company, on 9 July 2002, the company issued a total of 430,000,000 shares to Altria Group, Inc. (Altria) (formerly Philip Morris Companies Inc.), which comprised 234,948,770 ordinary shares and 195,051,230 convertible participating shares, the nominal value of which was US$43,000,000. Altria has agreed to a standstill period until 31 December 2004 and a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 30 June 2005.

On 9 July 2002, the 77,368,338 ordinary shares of 10 US cents held by Safari Ltd were converted to non-voting convertible shares of 10 US cents each.

The convertible participating shares and non-voting convertible shares rank *pari passu* with the ordinary shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the convertible participating shares and the non-voting convertible shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the convertible participating shares and non-voting convertible shares each rank *pari passu* with the ordinary shares. On the return of capital (whether winding-up or otherwise) the convertible participating shares and the non-voting convertible shares each rank *pari passu* with the ordinary shares.

**23. Share capital** *(continued)*

Altria shall be entitled to vote its convertible participating shares at general meetings of SABMiller on a poll on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

i) proposed by any person other than Altria, to wind up SABMiller;

ii) proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with SABMiller's creditors;

iii) proposed by the board, to sell all or substantially all of the undertaking of SABMiller; or

iv) proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares, in which case Altria shall be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share, but, for the purposes of any resolution other than a resolution mentioned in (iv) above, the convertible participating shares shall be treated as being of the same class as the ordinary shares and no separate meeting or resolution of the holders of the convertible participating shares shall be required to be convened or passed.

Safari shall not be entitled to vote its non-voting convertible shares on any resolution other than a resolution to alter any of the class rights attaching to the non-voting convertible shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each non-voting convertible share.

Upon a transfer of convertible participating shares by Altria other than to an affiliate, such convertible participating shares shall convert into ordinary shares.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares where the board has consented to the conversion.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares, so long as such conversion does not result in Altria's voting rights in SABMiller, expressed as a percentage of the total voting rights in SABMiller, calculated (in the case of the convertible participating shares) on the basis of one-tenth of a vote for every convertible participating share, being more than 24.99% of the total voting shareholding.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if:

i) a third party has made a takeover offer for SABMiller and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party being more than 30% of the total voting shareholding; and

ii) Altria has communicated to SABMiller in writing its intention not itself to make an offer competing with such third party offer, provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if the voting shareholding of a third party should be more than 24.99%, provided that:

i) the number of ordinary shares held by Altria following such conversion shall be limited to one ordinary share more than the number of ordinary shares held by the third party; and

ii) such conversion shall at no time result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria to make a mandatory offer in terms of rule 9 of the City Code.

If, on or after 31 December 2004, Altria wishes to acquire additional ordinary shares (other than pursuant to a pre-emptive issue of new ordinary shares or with the prior approval of the board), Altria shall first convert into ordinary shares the lesser of:

i) such number of convertible participating shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria subsequently acquiring one additional ordinary share, require Altria to make a mandatory offer in terms of rule 9 of the City Code; and

ii) all of its remaining convertible participating shares.

Altria shall be entitled to require SABMiller to convert its ordinary shares into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

SABMiller shall use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares and the non-voting convertible shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading shall be sought for the convertible participating shares or the non-voting convertible shares whilst they remain convertible participating shares or non-voting convertible shares (as the case may be).

**23. Share capital** *(continued)*

The non-voting convertible shares are convertible into ordinary shares on a transfer to a third party unconnected with SABMiller, or Altria or any of their affiliates or any person deemed to be acting in concert with SABMiller or Altria.

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

The following options had been granted over SABMiller plc ordinary shares pursuant to the SABMiller plc Executive Share Purchase Scheme (South Africa) and had not been exercised as at 31 March 2004:

| Date of grant | South Africa scheme | Ordinary shares | Exercise price ZAR | Exercise period Earliest date | Exercise period Latest date |
|---|---|---|---|---|---|
| 28 October 1994 | | 70,000 | 40.09 | 28.10.1999 | 28.10.2004 |
| 24 May 1995 | | 50,000 | 44.46 | 24.05.2000 | 24.05.2005 |
| 15 August 1995 | | 20,000 | 47.87 | 15.08.2000 | 15.08.2005 |
| 29 September 1995 | | 10,000 | 48.77 | 29.09.2000 | 29.09.2005 |
| 21 November 1995 | | 30,000 | 51.18 | 21.11.2000 | 21.11.2005 |
| 29 May 1996 | | 860,000 | 53.63 | 29.05.2001 | 29.05.2006 |
| 20 August 1996 | | 210,000 | 50.43 | 20.08.2001 | 20.08.2006 |
| 31 January 1997 | | 40,000 | 52.14 | 31.01.2002 | 31.01.2007 |
| 28 May 1997 | | 507,000 | 53.95 | 28.05.2002 | 28.05.2007 |
| 12 November 1997 | | 226,000 | 53.10 | 12.11.2002 | 12.11.2007 |
| 19 January 1998 | | 460,000 | 48.62 | 19.01.2003 | 19.01.2008 |
| 18 August 1998 | | 40,000 | 43.29 | 18.08.2003 | 18.08.2008 |
| 14 September 1998 | | 308,000 | 32.84 | 14.09.2003 | 14.09.2008 |
| 11 November 1998 | | 1,311,000 | 46.40 | 11.11.2003 | 11.11.2008 |
| 27 May 1999 | | 162,500 | 50.90 | 27.05.2004 | 27.05.2009 |
| 1 September 1999 | | 35,000 | 50.05 | 01.09.2004 | 01.09.2009 |
| 25 November 1999 | | 238,500 | 56.50 | 25.11.2004 | 25.11.2009 |
| 2 June 2000 | | 684,500 | 43.09 | 02.06.2005 | 02.06.2010 |
| 1 December 2000 | | 1,070,000 | 45.97 | 01.12.2005 | 01.12.2010 |
| 1 June 2001 | | 387,000 | 59.15 | 01.06.2006 | 01.06.2011 |
| 30 November 2001 | | 1,646,000 | 67.05 | 30.11.2006 | 30.11.2011 |
| 31 May 2002 | | 450,900 | 80.05 | 31.05.2007 | 31.05.2012 |
| 22 November 2002 | | 1,942,500 | 67.17 | 22.11.2007 | 22.11.2012 |
| 23 May 2003 | | 1,026,164 | 53.30 | 23.05.2008 | 23.05.2013 |
| 21 November 2003 | | 1,094,000 | 62.55 | 21.11.2008 | 21.11.2013 |
| **Total** | | 12,879,064 | | | |

The following shares had been granted under the SABMiller plc Stock Appreciation Rights Scheme and had not vested as at 31 March 2004:

| Date of grant | Stock Appreciation Rights Scheme | SARS | Exercise price £ | Partial vesting date from |
|---|---|---|---|---|
| 1 January 2003* | | 3,675,667 | 4.158 | 01.01.2004 |
| 21 November 2003 | | 185,000 | 5.537 | 21.11.2004 |
| | | 3,860,667 | | |

*Granted on 23 May 2003 but effective as at 1 January 2003.

**23. Share capital** *(continued)*

The following options had been granted over SABMiller plc ordinary shares under the UK SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Unapproved Executive Share Option (No 2) Scheme and had not been exercised as at 31 March 2004:

| Date of grant | UK scheme | Ordinary shares | Exercise price £ | Exercise period Earliest date | Exercise period Latest date |
|---|---|---|---|---|---|
| 9 March 1999 | | 353,856 | 4.850 | 09.03.2002 | 09.03.2009 |
| 16 March 1999* | | 44,688 | 5.370 | 16.03.2002 | 16.03.2009 |
| 27 May 1999 | | 116,889 | 5.170 | 27.05.2002 | 27.05.2009 |
| 27 May 1999* | | 5,802 | 5.170 | 27.05.2002 | 27.05.2009 |
| 1 September 1999 | | 12,180 | 5.140 | 01.09.2002 | 01.09.2009 |
| 2 June 2000 | | 1,085,059 | 4.110 | 02.06.2003 | 02.06.2010 |
| 2 June 2000* | | 21,897 | 4.110 | 02.06.2003 | 02.06.2010 |
| 1 December 2000 | | 58,380 | 4.220 | 01.12.2003 | 01.12.2010 |
| 1 December 2000* | | 7,109 | 4.220 | 01.12.2003 | 01.12.2010 |
| 1 June 2001 | | 1,400,760 | 5.160 | 01.06.2004 | 01.06.2011 |
| 1 June 2001* | | 17,442 | 5.160 | 01.06.2004 | 01.06.2011 |
| 30 November 2001 | | 67,231 | 4.720 | 30.11.2004 | 30.11.2011 |
| 30 November 2001* | | 6,356 | 4.720 | 30.11.2004 | 30.11.2011 |
| 31 May 2002 | | 1,575,373 | 5.705 | 31.05.2005 | 31.05.2012 |
| 31 May 2002* | | 26,295 | 5.705 | 31.05.2005 | 31.05.2012 |
| 4 September 2002 | | 159,468 | 4.515 | 04.09.2005 | 04.09.2012 |
| 4 September 2002* | | 6,645 | 4.515 | 04.09.2005 | 04.09.2012 |
| 22 November 2002 | | 207,000 | 4.400 | 22.11.2005 | 22.11.2012 |
| 22 November 2002* | | 34,090 | 4.400 | 22.11.2005 | 22.11.2012 |
| 23 May 2003 | | 2,128,325 | 4.158 | 23.05.2006 | 23.05.2013 |
| 23 May 2003* | | 28,864 | 4.158 | 23.05.2006 | 23.05.2013 |
| 21 November 2003 | | 314,500 | 5.537 | 21.11.2006 | 21.11.2013 |
| 21 November 2003* | | 60,557 | 5.537 | 21.11.2006 | 21.11.2013 |
| | | 7,738,766 | | | |

*SABMiller plc Approved Executive Share Option Scheme.

The following shares had been granted under the SABMiller plc Performance Share Award Scheme and had not vested as at 31 March 2004:

| Date of award | Performance Share Award Scheme | Ordinary shares | Exercise price £ | Date by which performance condition must be met |
|---|---|---|---|---|
| 1 June 2001 | | 169,148 | Nil | 01.06.2004 |
| 30 November 2001 | | 6,929 | Nil | 30.11.2004 |
| 31 May 2002 | | 265,670 | Nil | 31.05.2005 |
| 9 July 2002 | | 400,000 | Nil | 09.07.2005 |
| 1 August 2002 | | 200,000 | Nil | 01.08.2005 |
| 1 September 2002 | | 109,770 | Nil | 01.09.2005 |
| 23 May 2003 | | 586,630 | Nil | 23.05.2006 |
| | | 1,738,147 | | |

The following options had been granted over SABMiller plc ordinary shares under the SABMiller plc International Employee Share Scheme and had not been exercised as at 31 March 2004:

| Date of grant | International scheme | Ordinary shares | Exercise price £ | Partial vesting date from |
|---|---|---|---|---|
| 1 January 2003* | | 1,775,976 | 4.158 | 01.01.2004 |
| 21 November 2003 | | 50,000 | 5.537 | 21.11.2004 |
| | | 1,825,976 | | |

*Granted on 23 May 2003 but effective as at 1 January 2003.

## 24. Reserves

| | Share premium US$m | Merger relief reserve US$m | Revaluation and other reserves US$m | Profit and loss reserve Restated US$m | Total Restated US$m |
|---|---|---|---|---|---|
| **At 31 March 2002** | 1,371 | – | 32 | 822 | 2,225 |
| Prior year adjustment for UITF 38 | – | – | – | (618) | (618) |
| Issue of shares to SABMiller plc shareholders* | 2 | 3,395 | – | – | 3,397 |
| Profit for the financial year | – | – | – | 296 | 296 |
| Dividends declared | – | – | – | (283) | (283) |
| Payments for purchase of own shares for share trusts | – | – | – | (12) | (12) |
| Credit entry re the charge in respect of share option schemes | – | – | – | 1 | 1 |
| Exchange movements | – | – | – | 428 | 428 |
| Transfers | – | – | (12) | 12 | – |
| Goodwill written back on partial disposal of subsidiary | – | – | – | 8 | 8 |
| Other movements | – | – | – | 3 | 3 |
| **At 31 March 2003** | 1,373 | 3,395 | 20 | 657 | 5,445 |
| Issue of shares to SABMiller plc shareholders | 10 | – | – | – | 10 |
| Profit for the financial year | – | – | – | 645 | 645 |
| Dividends declared | – | – | – | (358) | (358) |
| Payments for purchase of own shares for share trusts | – | – | – | (10) | (10) |
| Credit entry re the charge in respect of share option schemes | – | – | – | 6 | 6 |
| Exchange movements | – | – | – | 300 | 300 |
| **At 31 March 2004** | **1,383** | **3,395** | **20** | **1,240** | **6,038** |

*In accordance with section 131 of The Companies Act, 1985, the company recorded the US$3,395 million excess of the value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares as a merger relief reserve.

The group profit and loss reserve includes amounts of US$112 million (2003: US$116 million), the distribution of which is limited by statutory or other restrictions.

In the financial year ended 31 March 2000, Safari Ltd (a special purpose vehicle established and financed by a wholly-owned subsidiary of SABMiller plc) acquired 77,368,338 SABMiller plc shares at an initial cost of US$560 million. In terms of the agreement, a top-up payment of US$58 million was accrued for at 31 March 2001 and paid to the selling shareholders on 3 April 2001. On 9 July 2002 these shares held by Safari Ltd were converted to non-voting convertible shares. The carrying value and directors' value of these shares at 31 March 2004 was US$618 million and US$889 million respectively (2003: carrying value of US$618 million and directors' value of US$484 million). In accordance with the principles of UITF 38, these shares have been treated as a deduction in arriving at shareholders' funds, rather than as a fixed asset investment. The prior year figures have been restated accordingly.

The employee benefit trusts hold shares in SABMiller plc for the purpose of the various executive share incentive schemes, further details of which are disclosed in the report on directors' remuneration. The shares currently rank *pari passu* with all other ordinary shares. At 31 March 2004 the trusts held 2,878,233 shares (2003: 2,095,526 shares) which cost US$23 million (2003: US$14 million) and had a market value of US$33 million (2003: US$13 million). In accordance with UITF 38, these shares have been treated as a deduction in arriving at shareholders' funds, rather than as a fixed asset investment. The prior year figures have been restated accordingly.

### 25. Reconciliation of operating profit to net cash inflow from operating activities

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Operating profit | **1,323** | 803 |
| Depreciation: | | |
| tangible fixed assets | **387** | 289 |
| containers | **73** | 55 |
| Container breakages and shrinkage | **19** | 20 |
| Amortisation of intangible assets | **343** | 265 |
| Dividends received from other investments | **(9)** | (3) |
| Loss/(profit) on sale of fixed assets | **3** | (1) |
| Charge with respect to share options | **6** | 1 |
| North America restructuring and integration costs | **7** | 11 |
| Brewery closure costs in Tumwater (North America) | **(4)** | 35 |
| Asset impairment (North America) | **5** | – |
| Central America reorganisation costs | **–** | 3 |
| Water plant closure costs in the Canary Islands (Europe) | **4** | – |
| Impairment provision in South Africa | **–** | 4 |
| Deferred income | **(1)** | (3) |
| Other non-cash movements | **29** | 4 |
| **Net cash inflow from operating activities before working capital movements (EBITDA)** | **2,185** | 1,483 |
| Increase in stock | **(47)** | (44) |
| Decrease in debtors | **48** | 20 |
| Increase in creditors | **106** | 109 |
| **Net cash inflow from operating activities** | **2,292** | 1,568 |

Operating cash flows include cash outflows relating to exceptional items of US$6 million (2003: US$12 million) in respect of North America restructuring and integration costs, US$6 million (2003: US$9 million) in respect of reorganisation costs in Central America and US$2 million (2003: US$Nil) in respect of water plant closure costs in Europe. There were no cash flows associated with the North America asset impairment costs in 2004, or the Tumwater brewery closure costs.

### 26. Reconciliation of net cash flow to movement in net debt

| | 2004 US$m | 2003 US$m |
|---|---|---|
| (Decrease)/increase in cash | **(38)** | 248 |
| Net cash (inflow)/outflow from (increase)/decrease in debt and lease financing | **(8)** | 140 |
| Cash outflow/(inflow) from increase/(decrease) in liquid resources | **16** | (44) |
| Change in net debt resulting from cash flows | **(30)** | 344 |
| Loans and finance leases acquired with subsidiary undertakings | **(82)** | (2,008) |
| Loans and finance leases disposed with subsidiary undertakings | **–** | 9 |
| Loans and finance leases reclassified to fixed asset investments | **9** | – |
| Exchange movements | **(7)** | (58) |
| Cash inflow from interest rate hedges | **56** | – |
| Amortisation of bond costs | **(9)** | (4) |
| **Movement in net debt in the year** | **(63)** | (1,717) |
| **Opening net debt** | **(2,962)** | (1,245) |
| **Closing net debt** | **(3,025)** | (2,962) |

A total of US$56 million was received in relation to the interest rate hedges on the bonds issued in the year, which is being amortised through the profit and loss account over the life of the bonds.

## 27. Analysis of net debt

| | Cash at bank and in hand US$m | Over-draft US$m | Total US$m | Funding due within one year US$m | Funding due after one year US$m | Finance leases due within one year US$m | Finance leases due after one year US$m | Total US$m | Liquid re-sources US$m | Net debt US$m |
|---|---|---|---|---|---|---|---|---|---|---|
| **At 31 March 2002** | 245 | (62) | 183 | (164) | (1,265) | (14) | (30) | (1,473) | 45 | (1,245) |
| Cash flow | 303 | (55) | 248 | 105 | 24 | 16 | (5) | 140 | (44) | 344 |
| Acquisitions (excluding cash and overdrafts) | – | – | – | (8) | (2,000) | – | – | (2,008) | – | (2,008) |
| Disposals | – | – | – | 2 | 7 | – | – | 9 | – | 9 |
| Exchange adjustments | 11 | (1) | 10 | (33) | (19) | (6) | (11) | (69) | 1 | (58) |
| Change in maturity of net debt | – | – | – | (2,173) | 2,173 | (16) | 16 | – | – | – |
| Amortisation of bond costs | – | – | – | – | (4) | – | – | (4) | – | (4) |
| **At 31 March 2003** | 559 | (118) | 441 | (2,271) | (1,084) | (20) | (30) | (3,405) | 2 | (2,962) |
| Cash flow | 58 | (96) | (38) | 2,030 | (2,055) | 22 | (5) | (8) | 16 | (30) |
| Acquisitions (excluding cash and overdrafts) | – | – | – | (1) | (95) | – | – | (96) | 14 | (82) |
| Reclassifications | – | – | – | 8 | 2 | – | – | 10 | (1) | 9 |
| Exchange adjustments | 34 | (8) | 26 | (17) | (7) | (4) | (5) | (33) | – | (7) |
| Change in maturity of net debt | – | – | – | (116) | 116 | (22) | 22 | – | – | – |
| Cash inflow from interest rate hedges | – | – | – | – | 56 | – | – | 56 | – | 56 |
| Amortisation of bond costs | – | – | – | – | (9) | – | – | (9) | – | (9) |
| **At 31 March 2004** | **651** | **(222)** | **429** | **(367)** | **(3,076)** | **(24)** | **(18)** | **(3,485)** | **31** | **(3,025)** |

Note: Liquid resources comprises short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

The group's net debt is denominated in the following currencies:

| | US dollars US$m | Rand US$m | Euro US$m | Other currencies US$m | Total US$m |
|---|---|---|---|---|---|
| Gross borrowings (including overdrafts) | (3,081) | (91) | (22) | (329) | (3,523) |
| Cash at bank and liquid resources | 349 | 98 | 30 | 84 | 561 |
| **Net debt at 31 March 2003** | (2,732) | 7 | 8 | (245) | (2,962) |
| Gross borrowings (including overdrafts) | (2,976) | (51) | (253) | (427) | (3,707) |
| Cash at bank and liquid resources | 328 | 235 | 37 | 82 | 682 |
| **Net debt at 31 March 2004** | **(2,648)** | **184** | **(216)** | **(345)** | **(3,025)** |

## 28. Major non-cash transactions

**For the year ended 31 March 2004:**

There were no major non-cash transactions during the year ended 31 March 2004.

**For the year ended 31 March 2003:**

**Miller:** On 9 July 2002, South African Breweries plc (SAB) and Philip Morris Companies Inc., now named Altria Group, Inc., entered into an agreement whereby SAB acquired 100% of the share capital of Miller Brewing Company in exchange for 430 million SAB shares. The value of the shares was based on the opening share price on the day of issue of £5.21, at the ruling exchange rate of US$1.5348 = £1.00.

**East Africa:** SABMiller Africa BV (SABMA) and East African Breweries Ltd (EABL) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreements, SABMA disposed of its subsidiary, Castle Brewing Kenya Ltd, to Kenya Breweries Ltd (KBL), a subsidiary of EABL, in exchange for a 20% shareholding in KBL. EABL in turn disposed of its subsidiary, Kibo Breweries Ltd, to SABMA's Tanzania Breweries Ltd (TBL) in exchange for a 20% shareholding in TBL.

## 29. Acquisitions and disposals

### Acquisitions

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

**For the year ended 31 March 2004:**

The following table represents the assets and liabilities acquired for the year ended 31 March 2004, excluding the assets and liabilities relating to the acquisition of Birra Peroni SpA which are separately discussed below. The fair value of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

| | Book value US$m | Fair value adjustments US$m | Provisional fair value US$m |
|---|---|---|---|
| Tangible fixed assets | 19 | – | 19 |
| Stock | 2 | – | 2 |
| Debtors | 10 | (2)[1] | 8 |
| Creditors – amounts falling due within one year | (7) | – | (7) |
| | 24 | (2) | 22 |
| Equity minority interests | 4 | – | 4 |
| Net assets | 28 | (2) | 26 |
| Goodwill | | | 33 |
| Consideration – all cash | | | 59 |

In accordance with the group's accounting policy, the goodwill of US$33 million arising on consolidation has been stated in the balance sheet as an intangible asset.

Adjustments to align accounting policies and fair value adjustments comprise the following:

| | US$m |
|---|---|
| **Other adjustments** | |
| Debtors[1] | (2) |

[1] Deferred tax asset not recognised.

The other principal acquisitions made by SABMiller include the following:

- Effective 29 April 2003, Kompania Piwowarska SA acquired a controlling interest of 98.8% in Browar Dojlidy Sp z.o.o. in Poland. Subsequent purchases from minority shareholders have increased Kompania Piwowarska's interest to 99.4%.
- During June to September 2003, SABMiller Africa BV acquired a further 5.5% interest in Sechaba Brewery Holdings Ltd of Botswana, bringing SABMiller's effective stake in Sechaba to 16.8% and the effective stake in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd to 31.1%.
- Effective 1 December 2003, SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake to 49.1%.

**29. Acquisitions and disposals** *(continued)*

**Birra Peroni SpA**

The acquisition of a 60% interest in Birra Peroni SpA (Peroni), the number two brewer in Italy, with options to increase the holding in the future, was completed on 4 June 2003, although control passed to SABMiller on 21 May 2003 when the SABMiller appointed directors assumed control of the business. Consequently, the business has been accounted for from 21 May 2003. The acquisition was funded in cash from existing resources.

Put and call option arrangements exist between the group and the remaining Birra Peroni minority shareholders which, if exercised, will result in the group's interest increasing to 99.36% over a three to six-year period. The price payable in relation to these options is based on the equity value of Birra Peroni together with earn-out arrangements dependent on the future domestic and international performance of Birra Peroni.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

| | Book value US$m | Fair value adjustments US$m | Provisional fair value US$m |
|---|---|---|---|
| Tangible fixed assets | 224 | (10)(1) | 214 |
| Intangible assets | 33 | (33)(2) | – |
| Investments in associates | 2 | (2)(3) | – |
| Other fixed asset investments | 17 | (1)(4) | 16 |
| Stock | 71 | (4)(5) | 67 |
| Debtors | 217 | (25)(6) | 192 |
| Cash and cash equivalents | 14 | – | 14 |
| Creditors – amounts falling due within one year | (348) | (3)(7) | (351) |
| Creditors – amounts falling due after one year | (95) | – | (95) |
| Provisions for liabilities and charges | (22) | (6)(8) | (28) |
| | 113 | (84) | 29 |
| Equity minority interests | (49) | 36(9) | (13) |
| Net assets acquired | 64 | (48) | 16 |
| Goodwill | | | 283 |
| Consideration – all cash | | | 299 |

In accordance with the group's accounting policy, the goodwill of US$283 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

**29. Acquisitions and disposals** *(continued)*

Adjustments to align accounting policies and fair value adjustments comprise the following:

| | US$m |
|---|---|
| **Adjustments to align accounting policies** | |
| Tangible fixed assets[1] | 5 |
| Intangible assets[2] | (33) |
| Debtors[6] | (11) |
| Creditors – amounts falling due within one year[7] | (1) |
| Equity minority interests[9] | 10 |
| **Other adjustments** | |
| Tangible fixed assets[1] | (15) |
| Investments in associates[3] | (2) |
| Other fixed asset investments[4] | (1) |
| Stock[5] | (4) |
| Debtors[6] | (14) |
| Creditors – amounts falling due within one year[7] | (2) |
| Provisions for liabilities and charges[8] | (6) |
| Equity minority interests[9] | 26 |
| | (48) |

The principal fair value adjustments may be explained as follows:

(1) Software reclassified from intangible assets. Land and buildings fair valued based on an independent valuation. Depreciation lives brought into harmony within group policy. Containers written off;
(2) Intangible assets reversed. Software reclassified as tangible assets;
(3) Investments in associates written down to fair value;
(4) Investments written down to fair value;
(5) Obsolete stock written off;
(6) Deferred tax asset not recognised. Irrecoverable debtors written off;
(7) Finance leases recognised to conform to UK GAAP. Undisclosed liabilities and accruals recorded;
(8) Recognition of legal and other provisions;
(9) Equity minority interests were adjusted to align minorities due to other fair value adjustments.

Based on the unaudited Italian GAAP management accounts, Birra Peroni SpA and its subsidiaries earned a loss after taxation and minorities of US$39 million for the period from 1 January 2003 to 20 May 2003.

The summary profit and loss account for this period is shown below:

| | Period ended 20 May 2003 US$m |
|---|---|
| Turnover | 179 |
| Operating loss | (46) |
| Interest | (5) |
| Loss before taxation | (51) |
| Taxation | 11 |
| Loss after taxation | (40) |
| Equity minority interests | 1 |
| Loss for the period | (39) |

There were no recognised gains and losses in the period ended 20 May 2003 other than the loss after taxation and minorities of US$39 million shown above. For the year ended 31 December 2002 Birra Peroni SpA and its subsidiaries reported an Italian GAAP loss after taxation and minority interests of US$28 million.

The reported loss after taxation figures and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies or other fair value adjustments made by the group subsequent to their acquisition.

From 21 May 2003, the date of acquisition, to 31 March 2004, the Birra Peroni SpA operations contributed US$27 million to the group's EBITDA, paid US$3 million in respect of taxation, US$5 million in respect of servicing finance, and utilised US$17 million for capital expenditure.

**29. Acquisitions and disposals** *(continued)*

**Reconciliation of cash consideration to cash paid per the cash flow statement**

| | US$m |
|---|---|
| Cash acquisition costs in relation to Birra Peroni SpA | 299 |
| Cash consideration for rest of group | 59 |
| | 358 |
| Purchase of subsidiary undertakings per cash flow statement | 338 |
| Purchase of shares from minorities per cash flow statement | 20 |
| | 358 |

**For the year ended 31 March 2003:**

The following table represents the assets and liabilities acquired for the year ended 31 March 2003, excluding the assets and liabilities relating to the acquisition of the Miller Brewing Company which are separately discussed below. The fair value of the assets and liabilities acquired were as follows:

| | Provisional fair value US$m | Hindsight adjustments US$m | Final fair value US$m |
|---|---|---|---|
| Tangible fixed assets | 13 | (5)[1] | 8 |
| Stock | 1 | – | 1 |
| Debtors | 6 | – | 6 |
| Creditors – amounts falling due within one year | (14) | – | (14) |
| Creditors – amounts falling due after one year | (5) | – | (5) |
| | 1 | (5) | (4) |
| Equity minority interests | 2 | – | 2 |
| Net assets | 3 | (5) | (2) |
| Goodwill | 60 | 5 | 65 |
| Consideration | 63 | – | 63 |

In accordance with the group's accounting policy, the goodwill of US$65 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

| | US$m |
|---|---|
| Cash consideration | 13 |
| Shares in subsidiaries | 50 |
| Consideration per the above fair value table | 63 |

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

| | US$m |
|---|---|
| **Other adjustments** | |
| Tangible fixed assets[1] | (5) |

[1] Revision of asset values based on an independent valuation.

**29. Acquisitions and disposals** *(continued)*

The other principal acquisitions made by SABMiller include the following:

- SABMiller Africa BV (SABMA) and East African Breweries Ltd (EABL) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreements, SABMA disposed of its subsidiary, Castle Brewing Kenya Ltd (CBKL) to Kenya Breweries Ltd (KBL), a subsidiary of EABL in exchange for a 20% shareholding in KBL. EABL in turn disposed of its subsidiary, Kibo Breweries Ltd, to SABMA's Tanzania Breweries Ltd (TBL) in exchange for a 20% shareholding in TBL. To facilitate the deal SABMA bought out CBKL's minorities.
- Effective 1 May 2002, Cervejas de Moçambique (CDM) purchased the controlling interest, and management control, of Laurentina from Brasseries Internationales Holdings (BIH), a subsidiary of the Castel group. As a result of the deal, the Laurentina brand has been successfully integrated into the CDM portfolio of brands.
- On 26 March 2003, regulatory approval was granted for Mysore Breweries Ltd to acquire a 97.4% interest in Rochees Breweries Ltd, thus replacing a contract brewing arrangement that was in place for the full year.

**Miller**

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Altria Group, Inc. (formerly Philip Morris Companies Inc.) in exchange for the issue of 430 million shares in SABMiller plc. The shares issued to Altria comprise two classes of equity capital; ordinary shares and unlisted convertible participating shares. The total of these shares was equivalent to an economic interest of 36.02% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Altria's total voting rights have been capped at 24.99% of the votes exercisable at a general meeting.

The fair values of the assets and liabilities acquired were as follows:

| | Provisional fair value US$m | Hindsight adjustments US$m | Final fair value US$m |
|---|---|---|---|
| Tangible fixed assets | 1,131 | (2)(1) | 1,129 |
| Other fixed asset investments | 1 | – | 1 |
| Stock | 131 | – | 131 |
| Debtors | 400 | 15(2) | 415 |
| Cash and cash equivalents | 6 | – | 6 |
| Creditors – amounts falling due within one year | (396) | 3(3) | (393) |
| Creditors – amounts falling due after one year | (2,009) | – | (2,009) |
| Provisions for liabilities and charges | (447) | (39)(4) | (486) |
| | (1,183) | (23) | (1,206) |
| Equity minority interests | (6) | – | (6) |
| Net assets | (1,189) | (23) | (1,212) |
| Goodwill | 4,673 | 23 | 4,696 |
| Consideration | 3,484 | – | 3,484 |

In accordance with the group's accounting policy, the goodwill of US$4,696 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

| | US$m |
|---|---|
| Cash acquisition costs | 46 |
| Issue of shares | 3,438 |
| Consideration per the above fair value table | 3,484 |

**29. Acquisitions and disposals** *(continued)*

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

| | US$m |
|---|---|
| **Other adjustments** | |
| Tangible fixed assets[1] | (2) |
| Debtors[2] | 15 |
| Creditors – amounts falling due within one year[3] | 3 |
| Provisions for liabilities and charges[4] | (39) |
| | (23) |

The principal hindsight adjustments may be explained as follows:

(1) Revision of asset values based on an independent valuation;

(2) Debtor balances decreased to net realisable value. Deferred tax asset was adjusted to recognise the impact of hindsight adjustments;

(3) Adjustments to liabilities and accruals based on known costs;

(4) Provisions for defined benefit pension and other post-retirement benefits were increased due to revised actuarial assumptions. Recognition of legal and other provisions.

Based on the unaudited US GAAP management accounts, Miller Brewing Company and its subsidiaries earned a profit after taxation and minorities of US$142 million for the period from 1 January 2002 to 8 July 2002.

The summary profit and loss account for this period is shown below:

| | Period ended 8 July 2002 US$m |
|---|---|
| Turnover | 2,659 |
| Operating profit | 245 |
| Interest | (11) |
| Profit before taxation | 234 |
| Taxation | (89) |
| Profit after taxation | 145 |
| Equity minority interests | (3) |
| Profit for the period | 142 |

There were no recognised gains and losses in the period ended 8 July 2002 other than the profit after taxation and minorities of US$142 million shown above. For the year ended 31 December 2001, Miller earned US GAAP profit after taxation and minority interests of US$231 million.

The reported profit after taxation figures and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies or other fair value adjustments made by the group subsequent to their acquisition.

From 9 July 2002, the date of acquisition, to 31 March 2003, the Miller operations contributed US$341 million to the group's EBITDA, paid US$47 million in respect of taxation, US$45 million in respect of servicing finance, and utilised US$94 million for capital expenditure.

**Reconciliation of cash consideration to cash paid per the cash flow statement**

| | US$m |
|---|---|
| Cash acquisition costs in relation to Miller | 46 |
| Cash consideration for rest of group | 13 |
| Central America hindsight adjustment | 1 |
| | 60 |
| | |
| *Purchase of subsidiary undertakings per cash flow statement* | 52 |
| Purchase of shares from minorities per cash flow statement | 8 |
| | 60 |

**29. Acquisitions and disposals** *(continued)*
**Disposals**

**For the year ended 31 March 2004:**
There were no disposals in the year ended 31 March 2004.

**For the year ended 31 March 2003:**
**Hotels and Gaming**
On 31 March 2003, SABMiller entered into an agreement with Tsogo Investment Holding Company (Pty) Ltd whereby SABMiller contributed its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, Tsogo Sun Holdings (Pty) Ltd (new Tsogo Sun), in exchange for ordinary shares representing 49% of new Tsogo Sun, US$42 million of new Tsogo Sun redeemable preference shares and US$43 million cash, net of expenses. Effectively, the transaction has reduced the group's holding in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The transaction generated an after tax accounting profit of US$4 million calculated as follows:

| | US$m |
|---|---|
| Tangible fixed assets | (75) |
| Other fixed asset investments | (95) |
| Stock | (1) |
| Debtors | (16) |
| Cash and cash equivalents | (42) |
| Creditors – amounts falling due within one year | 49 |
| Creditors – amounts falling due after one year | 7 |
| Provision for liabilities and charges | 2 |
| | (171) |
| Equity minority interests | 1 |
| Net assets disposed | (170) |
| Net proceeds on disposal | 182 |
| | 12 |
| Goodwill written back on disposal | (8) |
| Profit on disposal | 4 |

The proceeds were comprised as follows:

| | US$m |
|---|---|
| Net cash | 43* |
| Investments in Tsogo Sun Holdings (49%) | 97 |
| R400 million of Tsogo Sun Holdings redeemable preference shares | 42 |
| | 182 |

*Included US$1 million accrued costs.

### 30. Financial instruments

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial balances, for example, trade debtors, trade creditors, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through a mixture of retained reserves, bank revolving credit borrowings, long-term bank loans and corporate bonds. In respect of its South African businesses, the group manages overnight cash flows centrally through its wholly-owned subsidiary, Sabfin (Pty) Ltd. Long-term bank financing is arranged locally by the South African entities. Project finance and term borrowing are negotiated directly with the banking industry by group operating subsidiaries, but subject to internal group treasury policies. Outside South Africa, the group's treasury is managed by SABMiller Finance BV which is responsible for cash, the central borrowing portfolio, and foreign exchange management for the non-South African businesses.

The group also enters into derivatives transactions, principally forward foreign currency contracts, forward rate agreements and interest rate swaps in order to manage the currency and interest rate risk arising from the group's operations. The group does not write interest rate or currency options and currency options are only purchased as a cost-effective alternative to forward foreign exchange contracts. It is group policy that no trading in financial instruments be undertaken.

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the group's policies and exposure limits is reviewed at quarterly meetings of the board of directors. These policies have remained unchanged throughout the year ended 31 March 2004.

#### Interest rate risk

The group finances its operations through a mixture of retained reserves, bank and corporate bond borrowings. The group borrows principally in rand, euro, Polish zloty, Czech krone and in US dollars at both fixed and floating rates of interest. The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings the group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy is to maintain a level of fixed rate borrowings (measured on a rolling basis) intended to limit the impact of a 1% change in interest rates to 1% of group operating profit excluding exceptional items. As at 31 March 2004, 68% (2003: 32%) of the group's borrowings were at fixed rates after taking into account interest rate swaps and forward rate agreements. The changes in the fixed rate percentage between the two years is analysed further (in this note) under the interest rate risk profile of financial liabilities and financial assets.

#### Liquidity risk

In order to mitigate any liquidity risk that the group may face, the group's policy has been, throughout the year ended 31 March 2004, to maintain substantial unutilised banking facilities and reserve borrowings capacity, as indicated by the level of undrawn facilities.

#### Foreign currency risk

The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currencies as the functional currencies of its main operating units. It is not the group's policy to hedge foreign currency translation exposures.

The group also has transactional currency exposures which principally arise from sales or purchases, in currencies other than the unit's functional currency. The group's policy is to limit the aggregate uncovered net transaction exposure to US$60 million (2003: US$60 million) – being intended to limit the impact on group operating profit to 1% for every 10% movement in exchange rates against the US dollar. The actual position at 31 March 2004 was US$10 million (2003: US$14 million).

**30. Financial instruments** *(continued)*

The following tables exclude short-term debtors and non-interest bearing short-term creditors except for the table on the fair values of financial assets and liabilities where these balances are included within book and fair values.

**Interest rate risk profile of financial liabilities and financial assets**

After taking into account the group's interest rate and currency swaps and forward rate agreements the currency and interest rate exposures of the borrowings of the group at 31 March 2004 were:

| Currency | Floating rate financial liabilities US$m | Fixed rate financial liabilities US$m | Total US$m | Financial liabilities where no interest is paid US$m |
|---|---|---|---|---|
| SA rand | 13 | 78 | 91 | – |
| US dollars | 2,148 | 933 | 3,081 | 11 |
| Central European currencies | 142 | 117 | 259 | – |
| Euro | 22 | – | 22 | 2 |
| Other currencies | 67 | 1 | 68 | – |
| **At 31 March 2003** | 2,392 | 1,129 | 3,521 | 13 |
| SA rand | 13 | 38 | 51 | – |
| US dollars | 660 | 2,316 | 2,976 | 6 |
| Central European currencies | 141 | 146 | 287 | – |
| Euro | 252 | – | 252 | 1 |
| Other currencies | 125 | 16 | 141 | – |
| **At 31 March 2004** | **1,191** | **2,516** | **3,707** | **7** |

Based on the above floating rate borrowings at 31 March 2004, a 1% change in interest rates would impact group operating profit, over a 12-month period, by approximately US$12 million, which is 0.9% of group operating profit.

The percentage of fixed rate borrowings at 31 March 2004 was 68% (2003: 32%).

| | Fixed rate financial liabilities | | Financial liabilities on which no interest is paid |
|---|---|---|---|
| Currency | Weighted average interest rate % | Weighted average period for which rate is fixed (years) | Weighted average term to maturity (years) |
| SA rand | 13 | 2 | – |
| US dollars | 6 | 4 | 2 |
| Central European currencies | 8 | 3 | – |
| Other currencies | 15 | 2 | – |
| **At 31 March 2003** | 6 | 4 | 2 |
| SA rand | 13 | 1 | – |
| US dollars | 5 | 5 | 2 |
| Central European currencies | 7 | 3 | – |
| Other currencies | 25 | 3 | – |
| **At 31 March 2004** | **5** | **4** | **2** |

**30. Financial instruments** *(continued)*

Floating rate borrowings are mainly bank sourced and bear interest at various money market rates which include overnight call, and up to the 12-month term rates in respect of SA rand activities. Euro and US dollar floating rate borrowings are fixed in advance for periods ranging from 30 to 180 days and are mainly priced by reference to Euribor/LIBOR. Central European borrowing rates vary significantly between the various functional currency areas comprising this region, but are priced by reference to a combination of local market rates or LIBOR depending on the practice of the various markets.

The group held the following financial assets, as part of the financing arrangements of the group at 31 March 2004:

| | 2004 US$m | 2003 US$m |
|---|---|---|
| SA rand short-term deposits | – | 1 |
| US dollar short-term deposits | 18 | – |
| Other short-term deposits | 13 | 1 |
| SA rand cash | 236 | 97 |
| US dollar cash | 309 | 349 |
| Other cash | 106 | 113 |
| | 682 | 561 |

The above financial assets are all priced at floating rates with interest rates reset and/or maturity dates within one year. Rand assets attract interest rates at overnight money market call rate, and US dollar assets attract LIBOR related interest rates at various margins. Other currencies include those of Central European countries, Central America and the African continent.

Rand cash and short-term deposits are subject to South African exchange control regulations. South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa, other than normal dividends.

**Undrawn borrowing facilities**

The group has the following undrawn committed borrowing facilities available to it:

| | Expiring within one year US$m | Expiring between one and two years US$m | Expiring in more than two years US$m | Total US$m |
|---|---|---|---|---|
| Group Central Treasury | – | 700 | – | 700 |
| Africa & Asia | 46 | – | – | 46 |
| Europe | 254 | 4 | 98 | 356 |
| Americas | 69 | – | 2 | 71 |
| South Africa | 417 | – | – | 417 |
| **At 31 March 2003** | 786 | 704 | 100 | 1,590 |
| Group Central Treasury | 561 | – | – | 561 |
| Africa & Asia | 31 | 8 | – | 39 |
| Europe | 203 | 46 | 68 | 317 |
| Americas | 11 | 10 | – | 21 |
| South Africa | 576 | – | – | 576 |
| **At 31 March 2004** | **1,382** | **64** | **68** | **1,514** |

As at 31 March 2004 facilities expiring within one year include the group central treasury revolving credit facility. The other facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis), and it is expected that this profile will continue relative to core working capital and seasonal peak borrowing requirements. The facilities expiring beyond two years are of a project and structured finance nature, and are mostly utilised to finance capital expenditure.

# Notes to the Consolidated Financial Statements *continued*

**30. Financial instruments** *(continued)*

## Currency exposures

The group seeks to mitigate the effect of the currency exposures arising from its net investments by borrowing as far as possible in the same currencies as the operating currencies of its main operating units. Gains and losses arising on net investments and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

The table below shows the group's transactional (or non-structural) currency exposures that could give rise to net currency gains and losses which are recognised in the profit and loss account.

**Net foreign currency monetary assets/(liabilities)**

| | SA rand US$m | US dollar US$m | Central European currencies US$m | Western European currencies US$m | Other African currencies US$m | Other currencies US$m | Total US$m |
|---|---|---|---|---|---|---|---|
| **Functional currency of group operation:** | | | | | | | |
| SA rand | – | 8 | – | 3 | – | – | 11 |
| US dollars | – | – | – | 3 | 1 | 12 | 16 |
| Central European currencies | – | 5 | – | 20 | – | – | 25 |
| Western European currencies | (6) | (12) | – | – | – | – | (18) |
| Other African currencies | (16) | (4) | – | – | – | – | (20) |
| **At 31 March 2003** | (22) | (3) | – | 26 | 1 | 12 | 14 |
| SA rand | – | 2 | – | 4 | – | – | 6 |
| US dollars | (11) | – | (1) | 9 | (8) | 17 | 6 |
| Central European currencies | – | (3) | – | – | – | – | (3) |
| Other African currencies | (16) | 5 | – | (1) | – | – | (12) |
| Other currencies | – | (7) | – | – | – | – | (7) |
| **At 31 March 2004** | **(27)** | **(3)** | **(1)** | **12** | **(8)** | **17** | **(10)** |

The amounts shown in the table above take into account the effect of forward contracts and purchased currency options, which are used when cost effective as an alternative to forward contracts. Certain subsidiaries have open forward contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These activities are predominantly centred in South Africa and take place between the SA rand, US dollar and the euro.

Based on the above net transaction exposure position at 31 March 2004, a simultaneous 10% change in all foreign exchange rates against divisional reporting currencies would impact group operating profit by approximately US$1.0 million, which is well within the policy limit of 1% of group operating profit.

## Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and the fair values of the group's financial instruments as at 31 March 2004. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using available market information and appropriate valuation methodologies, as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

**30. Financial instruments** *(continued)*

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Book value US$m** | **Fair value US$m** | Book value US$m | Fair value US$m |
| **Primary financial instruments held or issued to finance the group's operations:** | | | | |
| Short-term borrowings and current portion of long-term borrowings | **613** | **618** | 2,409 | 2,409 |
| Long-term borrowings | **3,094** | **3,506** | 1,114 | 1,175 |
| Financial assets | **1,717** | **1,717** | 1,363 | 1,363 |
| Other financial liabilities | **2,242** | **2,242** | 1,634 | 1,634 |
| **Derivative financial instruments held to manage the interest rate and currency profile:** | | | | |
| Interest rate swaps and forward rate agreements | **–** | **18** | – | – |
| Forward foreign exchange contracts | **–** | **–** | – | (15) |
| Commodity contracts | **–** | **–** | – | (1) |
| **Derivative financial instruments held or issued to hedge the currency and interest rate exposure on expected future transactions:** | | | | |
| Interest rate swaps and forward rate agreements | **–** | **–** | – | (8) |
| Forward foreign exchange contracts | **–** | **(3)** | – | – |
| Commodity contracts | **–** | **1** | – | 2 |

The following methods and assumptions were used by the group in determining fair values:

Liquid resources, trade debtors and trade creditors – the book values reported in the balance sheet.

Borrowings – the fair values of the group's fixed rate loans are estimated using quoted prices or, where such prices are not available, discounted cash flows analysed using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Forward instruments – the fair values of interest rate derivatives are based on discounted cash flow analysis and comprise contracts with fixing dates after 31 March 2004. The fair values of forward foreign exchange contracts are determined using the relevant market forward foreign exchange rates.

### Hedging

The group's policy is to hedge (on a cost effective basis) the following exposures:

- Interest rate risk – using interest rate derivatives;
- Currency transaction risk – using forward foreign currency contracts to hedge foreign currency creditors. Forward foreign currency contracts are also used to hedge currency exposures on future expected transactions. Under the group's accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the forward rate inherent in the contracts. Consequently, the relevant asset or liability effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures; and
- Commodity price risk – commodity contracts are purchased from time to time to hedge the underlying price risks inherent in the aluminium component of can purchases.

**30. Financial instruments** *(continued)*

| | Unrecognised gains US$m | Unrecognised (losses) US$m | Net unrecognised gains/(losses) US$m | Deferred gains US$m | Deferred (losses) US$m | Net deferred gains/(losses) US$m |
|---|---|---|---|---|---|---|
| **Gains and losses on hedges at 31 March 2002** | – | ( 4) | ( 4) | 9 | – | 9 |
| Arising in previous years included in income for the year ended 31 March 2003 | – | ( 4) | ( 4) | 9 | – | 9 |
| Arising in and not included in income for the year ended 31 March 2003 | 2 | (24) | (22) | – | – | – |
| **Gains and losses on hedges at 31 March 2003** | 2 | ( 24) | ( 22) | – | – | – |
| Arising in previous years included in income for the year ended 31 March 2004 | 2 | (16) | (14) | – | – | – |
| Arising in and not included in income for the year ended 31 March 2004 | 24 | – | 24 | 12 | – | 12 |
| **Gains and losses on hedges at 31 March 2004** | 24 | (8) | 16 | 12 | – | 12 |
| Of which gains and losses expected to be included in income for the year ending 31 March 2005 | 1 | (3) | (2) | – | – | – |
| **Gains and losses expected to be included in income thereafter** | 23 | (5) | 18 | 12 | – | 12 |

**31. Operating lease commitments**

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| **Land and buildings** | | |
| Annual commitments under non-cancellable operating leases expiring: | | |
| Within one year | **4** | 4 |
| Between two and five years | **14** | 13 |
| Over five years | **10** | 9 |
| | **28** | 26 |
| **Plant, vehicles and systems** | | |
| Annual commitments under non-cancellable operating leases expiring: | | |
| Within one year | **2** | 2 |
| Between two and five years | **6** | 9 |
| | **8** | 11 |

**32. Commitments**

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **Capital commitments not provided in the financial information:** | | |
| Contracts placed for future capital expenditure | **97** | 162 |
| Expenditure authorised by the directors not yet contracted | **125** | 166 |
| **Other commitments not provided in the financial information:** | | |
| Contracts placed for future expenditure | **393** | 411 |

Contracts placed for future expenditure primarily relate to Miller's various long-term non-cancellable advertising and promotion commitments which, at 31 March 2004, are principally due between 2004 and 2007.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements of the specified materials. However, Miller is not obliged to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2004 for malt, bottles, labels and cans expire between 2004 and 2015.

**33. Contingent liabilities**

| | 2004 US$m | 2003 US$m |
|---|---|---|
| Guarantees to third parties provided in respect of borrowings of certain subsidiary undertakings | **3,357** | 1,766 |
| US$328 million 8.31% (2003: 8.06%) Private Bond Placing* | **328** | 328 |
| US$600 million 4.25% Guaranteed Convertible Bonds* | **600** | 600 |
| US$600 million 4.25% Guaranteed Notes* | **600** | – |
| US$1,100 million 5.50% Guaranteed Notes* | **1,100** | – |
| US$720 million Syndicated Loan* | **720** | 750 |
| Bank facilities* | **8** | 84 |
| Other guarantees | **1** | 4 |
| Staff loans and pension guarantees | **30** | 31 |
| Litigation | **11** | 8 |
| Other | **4** | 9 |
| | **3,402** | 1,814 |

*These represent the maximum amounts guaranteed by SABMiller plc, the company. The aggregate actual amounts outstanding and disclosed as part of borrowings (note 21) is US$3,079 million as at 31 March 2004 (2003: US$1,077 million).

Staff loans and pension guarantees above primarily relate to the present value of Miller pension guarantees. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and their contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002, to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has exposures to various environmental risks. Although it is difficult to predict the group's liability with respect to these

**33. Contingent liabilities** *(continued)*

risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group's financial position, except insofar as already provided in the consolidated financial statements.

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial statements.

The group has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings of overseas subsidiary undertakings, as remittance of these earnings is not currently anticipated in the foreseeable future.

**34. Pensions and post-retirement benefits**

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa. The main assumptions used in calculating the costs were an annual discount rate of 11%, consumer inflation of 7% and medical cost inflation of 9%. The last valuation was performed on 31 March 2003. Miller provides post-retirement, medical and life insurance benefits, which are unfunded, to eligible employees and their dependants. Obligations for post-retirement medical benefit plans were US$346 million at 31 March 2003, the date of the most recent valuation. The principal assumptions used in calculating the liabilities were an annual discount rate of 8%, consumer inflation of 2.75% and medical cost inflation of 10%.

The pension and post-retirement medical benefit costs for the years ended 31 March 2004 and 31 March 2003 are as follows:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| Defined contribution scheme costs | **44** | 34 |
| Defined benefit scheme costs | **51** | 23 |
| Post-retirement medical benefits costs | **42** | 28 |
| Pension accruals | **42** | 26 |
| Provisions for pensions | **134** | 127 |
| Provisions for post-retirement benefits | **404** | 358 |

The group operates various defined contribution and defined benefit schemes. Details of the main defined contribution scheme is provided below:

**The South African Breweries Staff Provident Fund**

During the financial year ended 31 March 1998, the South African Breweries Pension Fund was liquidated. Members of this fund were converted from a defined benefit basis to a defined contribution basis and transferred to the South African Breweries Staff Provident Fund. On transfer to the Provident Fund, members received an enhancement of 27% of their actuarial reserve value. The market value of assets as at 1 December 1997 was US$288 million. The liquidation of the pension fund was approved by the Financial Services Board of South Africa and the transfer of assets was substantially completed on 31 July 1998. At the liquidation date an actuarial valuation of the pension fund indicated an estimated surplus to the employer of approximately US$55 million. The main assumptions used in the calculation of the defined benefit liabilities and to calculate the variation cost in accordance with SSAP 24 Accounting for pensions costs were a long-term investment return of 15% per annum and a real return in excess of salary inflation of approximately 1% per annum on average. The level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities, calculated at the liquidation date, was approximately 128%. The surplus has been transferred to the Staff Provident Fund and is held separately from members' assets as an employer reserve. In terms of the rules of the fund, this employer reserve is currently being used to fund a contribution holiday. In accordance with SSAP 24, the benefit of this contribution holiday is to be spread over the period of the average future working lives of the employees, estimated to be ten years.

Details of the major defined benefit schemes are provided overleaf:

**34. Pensions and post-retirement benefits** *(continued)*

**The ABI Pension Fund**

The latest valuation of the ABI Pension Fund was carried out at 1 January 2001 by an independent actuary using the attained age method. The main assumptions were price inflation of 8% per annum, a long-term investment return of 12.5% per annum, rate of salary inflation of 10% per annum and pension inflation of 8% per annum. The latest actuarial valuation revealed a surplus of US$17 million in the actuarial value of the assets of US$49 million compared to the actuarial value of the liabilities. This represents a funding level of 153%. The market value of assets at 1 January 2001 was US$59 million.

**Miller Pension Schemes**

Salaried employees – substantially all salaried employees of Miller are covered by a defined benefit pension plan, a survivor income benefit plan and a long-term disability plan. Previously the salaried employees of Miller Brewing Company participated in the salaried employee's pension scheme of Altria. On 9 July 2002, Miller Brewing Company established its own pension scheme for salaried employees. Assets from the Altria plan will be transferred to the Miller plan upon approval as a qualified pension plan by the Internal Revenue Service. As of 9 July 2002, the salaried employee pension plan had a deficit of US$36 million in the actuarial value of the plan assets of US$364 million compared to the actuarial value of the liabilities. This represents a funding level of 91%.

Hourly employees – eligible hourly employees participate in stand-alone pension plans providing flat dollar benefits based on years of service. The most recent actuarial valuations of these plans, and of Miller's post-retirement benefit plans, were carried out by professionally qualified actuaries at 1 January 2003 using the projected unit method. The principal assumptions used in the preparation of the pension valuations were an annual discount rate of 8%, a rate of increase in flat dollar benefits of 2% and consumer inflation of 2.75%. The latest actuarial valuation revealed a deficit of US$5 million in the actuarial value of the assets of US$180 million compared to the actuarial value of the liabilities. This represents a funding level of 97%.

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan. As part of the withdrawal settlement, Pabst, which had participated in the plan prior to 1997, has agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2004 is set out below:

| | **US$m** |
|---|---|
| Market value of assets | 39 |
| Present value of accrued obligations, net of Pabst withdrawal payments | (73) |
| Deficit | (34) |

**Additional disclosures required under Financial Reporting Standard (FRS) 17**

In November 2000, the Accounting Standards Board issued FRS 17 Retirement Benefits which changes the way in which companies are required to measure, recognise and disclose their obligations for pension and post-retirement benefits, and the related amounts charged to the profit and loss account and statement of recognised gains and losses. SABMiller has chosen not to early adopt this FRS, but in accordance with the transitional provisions of this standard, the following additional disclosures as at 31 March 2004, and for the year then ended, are set out below.

**The ABI Pension Fund**

The above valuation was updated to 31 March 2004 by a qualified independent actuary. The major assumptions used were:

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Salary inflation | **6.0%** | 7.5% | 9.5% |
| Pension inflation | **4.3%** | 6.2% | 8.1% |
| Discount rate | **9.0%** | 11.0% | 13.0% |
| Inflation | **4.5%** | 6.0% | 8.0% |

**34. Pensions and post-retirement benefits** *(continued)*

The market value of assets in the scheme and the expected rate of return were:

| | **2004** | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **US$m** | **Long-term rate of return** | US$m | Long-term rate of return | US$m | Long-term rate of return |
| Equities | **31** | **12.0%** | 40 | 13.0% | 23 | 15.0% |
| Bonds | **8** | **9.0%** | 8 | 11.0% | 5 | 13.0% |
| Cash | **34** | **7.0%** | 2 | 9.0% | 2 | 11.0% |
| International equities | **13** | **12.0%** | 12 | 13.0% | 11 | 15.0% |
| Property and other | **–** | **–** | – | – | 1 | 15.0% |
| Total market value of assets | **86** | | 62 | | 42 | |
| Present value of scheme liabilities | **(33)** | | (25) | | (17) | |
| Surplus in the scheme | **53** | | 37 | | 25 | |
| Unrecognised pension asset due to limit | **(53)** | | (37) | | (25) | |
| Pension asset recognised | **–** | | – | | – | |

The pension asset recognised must be limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil as the surplus apportionment exercise required in terms of the new SA legislation has not yet been performed.

**Miller Pension Schemes**

The above valuations were updated at 31 March 2004 by a qualified independent actuary. The major assumptions used were:

| | **2004** | 2003 | At acquisition |
|---|---|---|---|
| Discount rate | **6.3%** | 6.5% | 7.0% |
| Inflation | **2.8%** | 2.7% | 3.5% |
| Salary inflation | **3.5%** | 4.5% | 4.5% |

The market value of the assets in the schemes and the expected rates of return were:

| | **2004** | | 2003 | | At acquisition | |
|---|---|---|---|---|---|---|
| | **US$m** | **Long-term rate of return** | US$m | Long-term rate of return | US$m | Long-term rate of return |
| Equities | **482** | **9.0%** | 342 | 9.5% | 373 | 10.0% |
| Bonds | **251** | **6.0%** | 144 | 6.5% | 158 | 7.0% |
| Cash | **2** | **3.0%** | 19 | 4.0% | 20 | 4.0% |
| Property | **4** | **9.0%** | 4 | 9.5% | 5 | 10.0% |
| Other | **–** | **–** | 17 | 9.5% | 18 | 10.0% |
| Total market value of assets | **739** | | 526 | | 574 | |
| Present value of scheme liabilities | **(931)** | | (855) | | (765) | |
| Deficit in schemes | **(192)** | | (329) | | (191) | |
| Related deferred tax asset | **76** | | 120 | | 75 | |
| Net provision for pension obligation | **(116)** | | (209) | | (116) | |

**34. Pensions and post-retirement benefits** *(continued)*

**Post-retirement medical schemes**

The main assumptions used for FRS 17 purposes at 31 March 2004 are as below:

| | South Africa | | | Miller | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** | 2003 | At acquisition |
| Salary inflation | **6.0%** | 7.0% | 8.0% | **3.5%** | 4.5% | 4.5% |
| Healthcare cost inflation | **7.8%** | 9.0% | 10.0% | **10.0%** | 10.0% | 10.0% |
| Discount rate | **9.8%** | 11.0% | 12.0% | **6.3%** | 6.5% | 7.0% |

| | South Africa | | Miller | | Total | |
|---|---|---|---|---|---|---|
| | **2004 US$m** | 2003 US$m | **2004 US$m** | 2003 US$m | **2004 US$m** | 2003 US$m |
| Present value of scheme liabilities | **(40)** | (30) | **(489)** | (432) | **(529)** | (462) |
| Deficit | **(40)** | (30) | **(489)** | (432) | **(529)** | (462) |
| Related deferred tax asset | **12** | 9 | **193** | 171 | **205** | 180 |
| Net provision for post-retirement medical benefits | **(28)** | (21) | **(296)** | (261) | **(324)** | (282) |

The following amounts would have been recognised in the performance statements in the year to 31 March 2004 under the requirements of FRS 17.

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Percentage of scheme assets/ liabilities** | **Total US$m** | Percentage of scheme assets/ liabilities | Total US$m |
| Operating profit | | | | |
| Current service cost | | **52** | | 27 |
| Past service credit | | **(6)** | | – |
| Total operating charge | | **46** | | 27 |
| Other finance income | | | | |
| Expected return on scheme assets | | **53** | | 37 |
| Interest on scheme liabilities | | **(100)** | | (63) |
| Net return | | **(47)** | | (26) |
| Statement of total recognised gains and losses | | | | |
| Actual return less expected return on scheme assets | **15%** | **129** | (9)% | (53) |
| Experience gains and losses arising on the scheme liabilities | **(1)%** | **11** | 1% | (11) |
| Effect of changes in the actuarial assumptions | | **(76)** | | (99) |
| Actuarial gain/(loss) recognised in the STRGL | **(4)%** | **64** | 12% | (163) |
| Movement in deficit during the year | | | | |
| Opening balance | | **(804)** | | (32) |
| Transfer from other provisions | | **(7)** | | – |
| Acquisition activity | | **(19)** | | (562) |
| Disposal activity | | **–** | | 2 |
| Current service cost | | **(52)** | | (27) |
| Past service credit | | **6** | | – |
| Contributions | | **110** | | 15 |
| Other finance costs | | **(47)** | | (26) |
| Actuarial gain/(loss) | | **64** | | (163) |
| Exchange adjustments | | **(7)** | | (8) |
| Other | | **(8)** | | (3) |
| Closing balance | | **(764)** | | (804) |

The deficit and the movement therein include amounts in relation to a number of small pension and post-retirement schemes in addition to those described in more detail above, which in aggregate show a deficit at 31 March 2004 of US$43 million (2003: US$13 million).

**34. Pensions and post-retirement benefits** *(continued)*

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2004 and 31 March 2003 would be as follows:

| | **2004 US$m** | 2003 US$m |
|---|---|---|
| Net assets excluding pension and post-retirement liabilities | **7,323** | 7,286 |
| Pension and post-retirement liabilities | **(479)** | (501) |
| Net assets including pension and post-retirement liabilities | **6,844** | 6,785 |
| | | |
| Profit and loss reserve excluding pension and post-retirement liabilities | **1,563** | 1,590 |
| Pension and post-retirement liabilities | **(463)** | (497) |
| Profit and loss reserve including pension and post-retirement liabilities | **1,100** | 1,093 |

**35. Related party transactions**

During the year ended 31 March 2003, the group through its wholly owned subsidiary, Southern Sun Gaming Investments (Pty) Ltd (SSGI) had a 50% interest in Tsogo Sun Holdings (Pty) Ltd (old Tsogo Sun), a company formed in conjunction with Tsogo Investment Holdings (Pty) Ltd (TI) to pursue opportunities in the South African gaming industry.

With effect on 31 March 2003, the group entered into a transaction whereby it disposed of its Hotel and Gaming investments to a new company, Tsogo Sun Holdings (Pty) Ltd (new Tsogo Sun), in exchange for a 49% interest in new Tsogo Sun, with the remaining 51% interest held by TI. Effectively the group disposed of 51% of its interests in Hotels and a 1% interest in its Tsogo Sun Gaming investment.

As of 31 March 2004 the group has a number of arrangements in place with new Tsogo Sun, which are related party in nature.

ABSA Bank Ltd (ABSA) has agreed to provide a series of facilities to new Tsogo Sun and its shareholders, including US$110 million (2003: US$88 million), of which US$55 million had been drawn down at 31 March 2004 (2003: US$45 million), to assist TI and other empowerment shareholders to invest in new Tsogo Sun and its subsidiary companies. This facility has been guaranteed by SABSA Holdings (Pty) Ltd (SABSA).

Investec Bank Ltd has agreed to provide certain facilities to Tsogo Sun KwaZulu Natal (Pty) Ltd (TS-KZN), a subsidiary of new Tsogo Sun, for the development of the Suncoast Casino in Durban. These facilities are subject to various levels of support from SABSA and Johnnic Ltd (Johnnic), the principal shareholder of Durban Add-ventures (Pty) Ltd (DAV), which owns 40% of TS-KZN:

- US$94 million (2003: US$76 million), all of which had been drawn down at 31 March 2004 and at 31 March 2003, as a bridging finance facility to fund the equity commitments of the shareholders to the Durban development, for a period of up to four years. This facility is 60% guaranteed by SABMiller (US$56 million (2003: US$46 million)) and 40% by Johnnic (US$38 million (2003: US$30 million)), until such time as the facility is repaid and the equity contributions of the shareholders are injected into TS-KZN;
- US$94 million (2003: US$76 million), of which US$60 million had been drawn down at 31 March 2004 (2003: US$39 million), as a senior debt facility to fund various assets of the Durban development. SABSA and Johnnic have entered into a 'sponsor support agreement' in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of TS-KZN, the sponsors will, in the ratio 60:40, at their election, either assume the obligations of TS-KZN in respect of the senior debt facility; or pay Investec any shortfall in the repayment of the debt owing by TS-KZN to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of TS-KZN's assets;
- The remaining development costs of US$31 million (2003: US$25 million) are to be funded by cash flows generated from the development in the initial years of operation. To the extent that the cash flow generated is not sufficient to meet the outstanding development costs, the shareholders of TS-KZN will be required to procure the remaining funding requirements in terms of their commitments to the KwaZulu Natal Gambling Board.

**35. Related party transactions** *(continued)*

SABMiller has guaranteed the lease commitments of new Tsogo Sun in respect of the Sandton Convention Centre, which are based on a total capital cost of US$50 million (2003: US$40 million).

In return for its guarantees the SABMiller group earns an annual fee of between 1.35% and 2% based on the outstanding capital amount drawn down under the related facility during the year.

Funding arrangements between SABSA and new Tsogo Sun exist, with such arrangements attracting market related costs. During the year ended 31 March 2004, SABSA provided interest bearing loans to new Tsogo Sun of US$59 million and held cumulative redeemable preference shares to a value of US$63 million. Interest received by SABSA on these loans amounted to US$6 million in the year ended 31 March 2004. SABSA has accrued US$5 million of preference dividends in the year ended 31 March 2004.

Prior to 31 March 2003, SSGI provided inter-group loans with market related interest rates, to the old Tsogo Sun group of US$48 million. Interest received by SSGI on these loans amounted to US$6 million during the year ended 31 March 2003.

Under the terms of a technical and management assistance agreement dated 30 August 1996 between Tsogo Sun and Southern Sun, Southern Sun is entitled to charge Tsogo Sun a consultancy fee of 2% to 2.5% of budgeted capital expenditure costs (excluding land and capitalised interest) on casino resort facilities that are being developed. Furthermore, Southern Sun Hotel Interests (Pty) Ltd receives a management fee based mainly on turnover and gross operating profit for providing hotel management services for casino hotels owned by Tsogo Sun and food and beverage facilities related to its casino operations.

The group also has related party transactions with its associated undertaking Coca-Cola Canners (Pty) Ltd (Coca-Cola Canners). During the year the group, through its subsidiary ABI, purchased from Coca-Cola Canners canned Coca-Cola products for resale totalling US$168 million (2003: US$95 million). As at 31 March 2004 ABI owed US$15 million (2003: US$17 million) to Coca-Cola Canners.

The Miller Brewing Company has received various services from the Altria group of companies, including information technology, legal, corporate affairs and other administrative services, with an aggregate cost of US$9 million (2003: US$18 million), of which US$2 million (2003: US$5 million) was outstanding at 31 March 2004.

During the year ended 31 March 2003 the group acquired, through its subsidiary Cervejas de Moçambique (CDM), the controlling interest in Laurentina from Brasseries Internationales Holdings (BIH), a subsidiary of the Castel group and an associated undertaking of the SABMiller group, by way of a cash payment of US$1 million and the issue of shares in CDM with a value of US$8 million. During the year ended 31 March 2004, the group acquired a further 9.5% of CDM from the Castel group, an associated undertaking of the SABMiller group, for a cash payment of US$7 million.

In an extension to the pan-African strategic alliance entered into by the group and the Castel group in 2001, the company announced on 18 March 2004 the establishment of two joint ventures with Castel.

The Algerian joint venture has been effected by the group acquiring from Castel, in Algeria, a 25% direct interest in two Castel carbonated soft drink plants and one brewery, together with a 15.78% stake in a second brewery, in which Castel is the majority shareholder. The Moroccan joint venture has been effected by the group acquiring, from Castel, a 25% interest in a holding company which has controlling interests in three breweries, a malting plant and a wet depot, all of which are located in Morocco. As a consequence of these investments by SABMiller and its existing 20% stake in Castel's operations in Africa (obtained at the time of the strategic alliance), these joint ventures are effectively owned 60% by Castel and 40% by SABMiller.

Pursuant to the group's existing strategic alliance arrangements with Castel, transactions between the group and Castel, including the Algerian and Moroccan joint ventures, are subject to the related party rules of the Listing Rules of the UKLA.

The day-to-day operations of the joint ventures will be managed by Castel, which has a significant presence and expertise in French-speaking Africa. The parties will co-operate in a number of important areas such as procurement and new technical initiatives, while drawing on the resources of the respective groups.

SABMiller's direct cash investment in the joint venture businesses comprises US$25 million in Algeria and US$20 million in Morocco, including US$9 million of deferred consideration.

### 36. Ordinary shareholding analyses

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2004:

| | Number of shareholders | Percentage of share capital |
|---|---|---|
| **Portfolio size** | | |
| 1 – 1,000 | 16,886 | 0.54 |
| 1,001 – 10,000 | 5,712 | 1.69 |
| 10,001 – 100,000 | 1,248 | 4.30 |
| 100,001 and over | 658 | 93.47 |
| | 24,504 | 100.00 |
| **Category** | | |
| Individuals | 17,692 | 3.66 |
| Pension and provident funds | 320 | 4.72 |
| Banks, nominees and finance companies | 1,240 | 33.50 |
| Trust funds and investment companies | 3,570 | 13.62 |
| Other corporate entities | 1,682 | 44.50 |
| | 24,504 | 100.00 |

According to information received by the directors, the following are the only shareholders beneficially holding, directly or indirectly, at 31 March 2004 and 12 May 2004 respectively, in excess of 3% of the share capital having normal voting rights:

| | 12 May 2004 % | **31 March 2004 %** |
|---|---|---|
| ABSA Nominees | 3.6 | **3.7** |
| Altria Group, Inc. | 23.5 | **23.5** |
| Brandes Investment Partners | 3.8 | **6.4** |
| Investec Asset Management | 4.5 | **4.7** |
| Legal & General Investment Management Ltd | 3.5 | **3.2** |
| Nedcor Bank Nominees (Pty) Ltd | 4.2 | **4.6** |
| Public Investment Commission | 11.1 | **10.9** |
| South African Mutual Life Assurance Society & Subsidiaries (Old Mutual) | 4.2 | **4.0** |
| Standard Bank Nominees (Tvl) (Pty) Ltd | 14.5 | **14.1** |
| Suid-Afrikaanse Nasionale Lewensassuransie Maatskappy (Sanlam) | 6.5 | **6.8** |

Certain of the major shareholders' shareholdings were partially included in the nominee company totals as given and have been excluded from these totals. No other beneficial nominee holders are entitled to shares exceeding 3% of the issued share capital.

### 37. Post-balance sheet events

In April 2004, SABMiller plc and SABMiller Finance BV signed a five-year US$1,000 million revolving credit bank facility agreement. This replaced the US$720 million in existence at 31 March 2004 that had a maturity date of November 2004.

On 5 May 2004, the group announced an offer for the entire share capital of Harbin of HK$4.30 in cash per share. On 3 June 2004, the group announced its intention to dispose of its interest in Harbin at a substantial profit.

In May 2004, SABMiller announced its agreement to acquire 81.1% of Aurora SA in Romania. This will consolidate the group's position as number two in the country and will add a strong new sales platform in the central region.

Further, in May 2004, CRB announced that it had acquired a 90% interest in two breweries in Anhui Province. The two breweries in Shucheng and Liuan produce the Longjin brand.

# Balance Sheets of SABMiller plc at 31 March

| | Notes | 2004<br>US$m | 2003<br>Restated<br>US$m |
|---|---|---|---|
| **Fixed assets** | | | |
| Investments in subsidiary undertakings | (i) | **5,431** | 5,430 |
| **Current assets** | | | |
| Debtors | | **8** | 7 |
| Cash at bank and in hand | | **1** | 1 |
| | | **9** | 8 |
| **Creditors – amounts falling due within one year** | (ii) | **(895)** | (854) |
| **Amounts owed by group undertakings** | | **807** | 413 |
| **Net current liabilities** | | **(79)** | (433) |
| **Total assets less current liabilities** | | **5,352** | 4,997 |
| **Creditors – amounts falling due after more than one year** | (iii) | **(310)** | – |
| **Net assets** | | **5,042** | 4,997 |
| **Capital and reserves** | | | |
| Share capital | 23 | **127** | 127 |
| Share premium | 24 | **1,383** | 1,373 |
| Merger relief reserve | 24 | **3,395** | 3,395 |
| Profit and loss reserve | | **137** | 102 |
| **Capital employed** | (iv) | **5,042** | 4,997 |
| **Profit attributable to shareholders** | | **383** | 193 |

This balance sheet was approved by the directors on 7 June 2004.



**Graham Mackay**
**Chief executive**



**Malcolm Wyman**
**Chief financial officer**

Advantage has been taken of the provisions of section 230(3) of the Companies Act, 1985, not to produce a separate profit and loss account for SABMiller plc.

## Notes to the Balance Sheets of SABMiller plc at 31 March

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **(i) Investment in subsidiary undertakings** | | |
| Opening balance | **5,430** | 1,947 |
| Additions | **1** | 6,965 |
| Disposals | **–** | (3,482) |
| Closing balance | **5,431** | 5,430 |
| **Subsidiary companies** | | |
| SABMiller Holdings Ltd[1] | **5,179** | 5,178 |
| SAB Ltd[2] | **250** | 250 |
| SAB Management Services Ltd[3] | **2** | 2 |
| South African Breweries Finance (Jersey) Ltd[4] | **–** | – |
| South African Breweries Finance (No 2) (Jersey) Ltd[4] | **–** | – |
| SAB Finance (Cayman Islands) Ltd[5] | **–** | – |
| SABMiller Holdings Europe Ltd[2] | **–** | – |
| SABMiller (Africa & Asia) Ltd[2] | **–** | – |
| | **5,431** | 5,430 |

**Notes:**

| Country of incorporation | Principal activity | Country of incorporation | Principal activity |
|---|---|---|---|
| [1]England | Group holding company | [4]Jersey, Channel Islands | Finance company |
| [2]England | Holding company | [5]Cayman Islands | Finance company |
| [3]England | Management services to fellow group companies | | |

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **(ii) Creditors – amounts falling due within one year** | | |
| Amounts owed to group undertakings | **603** | 601 |
| Other creditors | **10** | 13 |
| Payroll related creditor | **9** | 4 |
| Accruals | **3** | – |
| Dividends payable to shareholders | **270** | 236 |
| | **895** | 854 |

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **(iii) Creditors – amounts falling due after more than one year** | | |
| US$300 million 6.625% Guaranteed Notes due 2033 | **294** | – |
| Deferred income | **16** | – |
| | **310** | – |

| | 2004 US$m | 2003 Restated US$m |
|---|---|---|
| **(iv) Reconciliation of movements in shareholders' funds** | | |
| Profit for the financial year | **383** | 193 |
| Dividends declared | **(344)** | (302) |
| | **39** | (109) |
| Payment for own shares for share trusts | **(10)** | (12) |
| Credit entry re the charge in respect of share option schemes | **6** | 1 |
| Nominal value of shares issued for the acquisition of Miller Brewing Company | **–** | 43 |
| Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company | **–** | 3,395 |
| Net proceeds of ordinary shares issued for cash | **10** | 2 |
| **Net increase in shareholders' funds** | **45** | 3,320 |
| **Shareholders' funds at start of year** | **4,997** | 1,677 |
| Shareholders' funds at start of the year previously reported | **4,997** | 1,677 |
| Prior year adjustment in respect of UITF 38 | **–** | – |
| **Shareholders' funds at end of year** | **5,042** | 4,997 |

# Principal Subsidiary Undertakings

The principal subsidiary undertakings of the group, as at 31 March, were as follows:

| Name | Country of incorporation | Principal activity | Effective interest in ordinary share capital 2004 | 2003 |
|---|---|---|---|---|
| **Central administration** | | | | |
| SABMiller Finance BV | Netherlands | Holding and finance company | **100%** | 100% |
| SABSA Holdings (Pty) Ltd | South Africa | Holding company | **100%** | 100% |
| SABMiller Africa and Asia BV | Netherlands | Holding company | **100%** | 100% |
| **North American operations** | | | | |
| Miller Brewing Company | USA | Brewing | **100%** | 100% |
| *Foster's USA, LLC* | *USA* | *Import and sale of beer* | **50%** | *50%* |
| Jacob Leinenkugel Brewing Co., Inc. | USA | Brewing | **100%** | 100% |
| Pilsner Urquell USA, Inc.[1] | USA | Import and sale of beer | **100%** | 100% |
| **Central American operations** | | | | |
| Bevco Ltd[2] | British Virgin Islands | Holding company | **58%** | 58% |
| Cervecería Hondureña, S.A. | Honduras | Brewing/CSDs | **58%** | 58% |
| Industrias La Constancia, S.A. | El Salvador | Brewing/CSDs/water | **58%** | 58% |
| Tres Montanas S.A.[3] | El Salvador | Leasing | **58%** | – |
| La Constancia, S.A.[3] | El Salvador | Leasing | **–** | 58% |
| Embotelladora Salvadoreña, S.A.[3] | El Salvador | Leasing | **–** | 58% |
| Industrias Cristal, S.A.[3] | El Salvador | Leasing | **–** | 58% |
| **European operations** | | | | |
| SABMiller Europe BV | Netherlands | Holding company | **100%** | 100% |
| Birra Peroni SpA[4] | Italy | Brewing | **60%** | – |
| Compania de Bere Romania | Romania | Brewing | **98%** | 97% |
| Compania Cervecera de Canarias SA | Spain | Brewing | **51%** | 51% |
| Dreher Sörgyárak Rt | Hungary | Brewing | **99%** | 99% |
| Kaluga Brewery Company OOO | Russia | Brewing | **100%** | 100% |
| Kompania Piwowarska SA[5] | Poland | Brewing | **72%** | 72% |
| Browar Dojlidy Sp z.o.o.[6] | Poland | Brewing | **71%** | – |
| Pivovar Šariš AS[7] | Slovakia | Brewing | **100%** | 100% |
| Plzeňský Prazdroj AS | Czech Republic | Brewing | **97%** | 97% |
| **African operations** | | | | |
| SABMiller Africa BV | Netherlands | Holding company | **62%** | 62% |
| SABMiller Botswana BV | Netherlands | Holding company | **62%** | 62% |
| Accra Brewery Ltd[8] | Ghana | Brewing | **43%** | 43% |
| Botswana Breweries (Pty) Ltd | Botswana | Sorghum brewing | **31%** | 29% |
| Cervejas de Moçambique SARL[8][9] | Mozambique | Brewing | **49%** | 43% |
| Coca-Cola Bottling Luanda SARL | Angola | CSDs | **28%** | 28% |
| Coca-Cola Bottling Sud de Angola SARL | Angola | CSDs | **37%** | 37% |
| Chibuku Products Ltd | Malawi | Sorghum brewing | **31%** | 31% |
| Kgalagadi Breweries (Pty) Ltd | Botswana | Brewing/CSDs | **31%** | 29% |
| Lesotho Brewing (Pty) Ltd | Lesotho | Brewing/CSDs | **24%** | 24% |
| National Breweries plc[8] | Zambia | Sorghum brewing | **43%** | 43% |
| Nile Breweries Ltd | Uganda | Brewing | **59%** | 59% |
| Swaziland Brewers Ltd | Swaziland | Brewing | **37%** | 37% |
| Tanzania Breweries Ltd[8] | Tanzania | Brewing | **33%** | 33% |
| Zambian Breweries plc[8] | Zambia | Brewing/CSDs | **54%** | 53% |

| Name | Country of incorporation | Principal activity | Effective interest in ordinary share capital 2004 | 2003 |
|---|---|---|---|---|
| **Asian operations** | | | | |
| SABMiller Asia BV[10] | Netherlands | Holding company | **100%** | 100% |
| Mysore Breweries Ltd[11] | India | Brewing | **–** | 83% |
| Narang Breweries (Pvt) Ltd[11] | India | Brewing | **–** | 85% |
| Rochees Breweries Ltd[11] | India | Brewing | **–** | 81% |
| **Beer South Africa**[12] | | | | |
| The South African Breweries Ltd[12] | South Africa | Brewing and holding company | **100%** | 100% |
| South African Breweries Hop Farms (Pty) Ltd | South Africa | Hop farming | **100%** | 100% |
| Southern Associated Maltsters (Pty) Ltd | South Africa | Maltsters | **100%** | 100% |
| **Other Beverage Interests** | | | | |
| Other Beverage Interests (Pty) Ltd | South Africa | Holding company | **100%** | 100% |
| Amalgamated Beverage Industries Ltd[8] | South Africa | Beverages | **74%** | 74% |
| Appletiser South Africa (Pty) Ltd | South Africa | Fruit juices and water | **100%** | 100% |

Notes:

(1) Pilsner Urquell USA, Inc. was transferred to the North American operations from the European operations on 1 April 2003.
(2) Voting rights are different from the nominal interest. A 50% voting right can be exercised. Control vests in SABMiller plc by virtue of the management agreement.
(3) La Constancia, S.A., Embotelladora Salvadoreña, S.A. and Industrias Cristal, S.A. have been merged into Tres Montanas S.A.
(4) The acquisition of a 60% interest in Birra Peroni SpA was completed on 4 June 2003.
(5) SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA (KP) at 31 March 2004.
(6) KP completed the acquisition of a 98.8% interest in Browar Dojlidy Sp z.o.o. on 30 April 2003. Subsequent purchases from minority shareholders have increased KP's interest to 99.4%.
(7) Pivovar Šariš AS is 100% owned by BBG Austria, a wholly owned subsidiary of SABMiller Europe BV.
(8) Listed in country of incorporation.
(9) Effective 1 December 2003, SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake to 49.1%.
(10) This company holds a 49% interest in China Resources Breweries, Ltd – see the table for associated undertakings.
(11) These businesses now form part of the Shaw Wallace joint venture which has been reclassified as a trade investment.
(12) When the operations and assets of the South African Beer Division were a part of SAB Ltd, they were held as a division of that company. Following the restructuring, these operations and assets were incorporated into a corporate legal entity, The South African Breweries Ltd.

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

### African operations

The group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa BV's majority shareholdings, and ability to control the operations.

### Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd

SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa's 10.1% indirect interest (2003: 6.8%) is held via a 16.8% interest (2003: 11.3%) in Sechaba Brewery Holdings Ltd.

**Lesotho Brewing Company (Pty) Ltd (Lesotho Brewing)**

SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

**Coca-Cola Bottling Luanda SARL (CCBL)**

SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a group company.

# Principal Associated Undertakings

## Associated undertakings

The principal associated undertakings of the group, as at 31 March, were as set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly-owned by the group, the subsidiary undertaking is indicated in a note below.

| Name | Country of incorporation | Principal activity | Effective interest in ordinary share capital 2004 | 2003 |
|---|---|---|---|---|
| **African operations** | | | | |
| Delta Corporation Ltd[1][2] | Zimbabwe | Brewing/CSDs | **19%** | 17% |
| Kenya Breweries Ltd[2] | Kenya | Brewing | **12%** | 12% |
| Société des Brasseries et Glacières Internationales | France | Holding company | **20%** | 20% |
| Brasseries Internationales Holding Ltd | Gibraltar | Holding company | **20%** | 20% |
| Marocaine d'Investissements et de Services[3] | Morocco | Holding company | **40%** | – |
| Société de Boissons de l'ouest, Algerien[4] | Algeria | CSDs | **40%** | – |
| Skikda Bottling Company[4] | Algeria | CSDs | **40%** | – |
| Société des Nouvelles Brasseries[4] | Algeria | Brewing | **40%** | – |
| Algerienne de Bavaroise[4] | Algeria | Brewing | **25%** | – |
| **Asian operations** | | | | |
| China Resources Breweries, Ltd, which holds the following subsidiary undertakings: | British Virgin Islands | Holding company | **49%** | 49% |
| China Resources (Anhui) Brewery Co Ltd[5] | China | Brewing | **49%** | 49% |
| China Resources (Anshan) Brewery Co Ltd[5] | China | Brewing | **44%** | 44% |
| China Resources (Blue Sword) Brewery Co Ltd[5][6] | China | Brewing | **30%** | 30% |
| China Resources (Chang Chun) Brewery Co Ltd[5] | China | Brewing | **42%** | 42% |
| China Resources (Dalian Banchuidao) Brewery Co Ltd[5] | China | Brewing | **39%** | 39% |
| China Resources (Dalian) Brewery Co Ltd[5] | China | Brewing | **49%** | 49% |
| China Resources (Heilongjiang) Brewery Co Ltd[5] | China | Brewing | **34%** | 34% |
| China Resources (Jilin) Brewery Co Ltd[5] | China | Brewing | **49%** | 49% |
| China Resources (Liaoyang) Brewery Co Ltd[5] | China | Brewing | **29%** | 29% |
| China Resources (Shenyang) Snowflake Beer Co Ltd[5] | China | Brewing | **49%** | 49% |
| China Resources (Tianjin) Brewery Co Ltd[5] | China | Brewing | **45%** | 45% |
| China Resources (Wanghua) Brewery Co Ltd[5] | China | Brewing | **39%** | 39% |
| China Resources Food and Beverage (Chengdu) Co Ltd[5] | China | Bottled water | **49%** | 49% |
| China Resources Food and Beverage (Shenzhen) Co Ltd[5] | China | Bottled water | **49%** | 49% |
| Shenyang Hwa-Jeng Winery Brewery Ltd[5] | China | Brewing | **44%** | 44% |
| Shenzhen C'est Bon Food and Drink Co Ltd[5] | China | Bottled water | **49%** | 49% |
| China Resources (Wuhan) Brewery Co Ltd[5][7] | China | Brewing | **44%** | 29% |
| China Resources (Panjin) Brewery Co Ltd[5] | China | Brewing | **49%** | 49% |
| China Resources (Beijing Lido) Brewery Co Ltd[5][7] | China | Brewing | **49%** | 34% |
| **Other Beverage Interests** | | | | |
| Coca-Cola Canners (Pty) Ltd[8] | South Africa | Canning of beverages | **24%** | 24% |
| Distell Group Ltd[1] | South Africa | Wines and spirits | **30%** | 30% |

| Name | Country of incorporation | Principal activity | Effective interest in ordinary share capital 2004 | 2003 |
|---|---|---|---|---|
| **Hotels and Gaming** | | | | |
| Tsogo Sun Holdings (Pty) Ltd | South Africa | Holding company | **49%** | 49% |
| Southern Sun Hotels (Pty) Ltd[9] | South Africa | Holding company | **49%** | 49% |
| Southern Sun Hotel Interests (Pty) Ltd[10] | South Africa | Hotels | **49%** | 49% |
| Tsogo Sun Gaming (Pty) Ltd[9] | South Africa | Holding company | **49%** | 49% |
| Tsogo Sun Casinos (Pty) Ltd[11] | South Africa | Gaming | **49%** | 49% |

Notes:

(1) Listed in country of incorporation.

(2) Interests in these companies are held by SABMiller Africa BV which is held 62% by SABMiller Africa and Asia BV.

(3) SABMiller acquired a 25% direct interest in this holding company on 18 March 2004 which has controlling interests in three breweries, a malting plant and a wet depot in Morocco. This 25% interest together with its 20% interest in the Castel group's African beverage interests, gives SABMiller an effective interest of 40%; the other 60% is held by the Castel group's African beverage interests.

(4) Effective 18 March 2004, SABMiller acquired 25% of the Castel group's holding in these entities, which was 100% except for Algerienne de Bavaroise in which the holding was 63.1%. Together with its 20% interest in the Castel group's African beverage interests this gives SABMiller participation on a 40:60 basis with the Castel group.

(5) China Resources Breweries, Ltd, the group's 49% owned associated undertaking, holds between 60% and 100% of these companies.

(6) China Resources (Blue Sword) Brewery Co Ltd has 12 operating subsidiaries, including China Resources (Mianyang) Brewery Co Ltd.

(7) In September 2003 CRB increased its holding in Wuhan and Beijing Lido to 90% and 100% respectively. This increases SABMiller's effective holdings to 44% and 49% respectively.

(8) Amalgamated Beverage Industries Ltd, the group's 74% owned subsidiary undertaking, holds 32% of this company.

(9) 100% subsidiary of Tsogo Sun Holdings (Pty) Ltd.

(10) 100% subsidiary of Southern Sun Hotels (Pty) Ltd.

(11) 100% subsidiary of Tsogo Sun Gaming (Pty) Ltd.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd's (Castel group) principal subsidiaries are in Africa.

# Five-year Financial Review for the years ended 31 March

| | 2000* US$m | 2001 Restated US$m | 2002 US$m | 2003# Restated US$m | **2004 US$m** |
|---|---|---|---|---|---|
| **Income statements** | | | | | |
| Turnover (including associates' share) | 5,424 | 4,184 | 4,364 | 8,984 | **12,645** |
| Turnover (excluding associates' share) | 4,390 | 3,624 | 3,717 | 8,167 | **11,366** |
| Profit before interest and taxation (including associates' share) | 844 | 700 | 704 | 933 | **1,579** |
| Net interest payable | (80) | (54) | (98) | (163) | **(188)** |
| Taxation | (186) | (195) | (208) | (349) | **(579)** |
| Minorities | (94) | (99) | (105) | (125) | **(167)** |
| **Profit for the year** | 484 | 352 | 293 | 296 | **645** |
| **Adjusted earnings** | 426 | 372 | 350 | 581 | **925** |
| **Balance sheets** | | | | | |
| Fixed assets | 3,510 | 3,667 | 4,758 | 10,431 | **11,483** |
| Current asset investments/cash at bank and in hand | 316 | 218 | 290 | 561 | **682** |
| Other current assets | 558 | 514 | 643 | 1,258 | **1,634** |
| **Total assets** | 4,384 | 4,399 | 5,691 | 12,250 | **13,799** |
| Interest bearing debt | (602) | (1,053) | (1,535) | (3,523) | **(3,707)** |
| Other creditors and provisions | (1,223) | (1,054) | (1,102) | (2,377) | **(3,108)** |
| **Total liabilities** | (1,825) | (2,107) | (2,637) | (5,900) | **(6,815)** |
| **Net assets** | 2,559 | 2,292 | 3,054 | 6,350 | **6,984** |
| Shareholders' funds | 2,161 | 2,006 | 2,309 | 5,572 | **6,165** |
| Equity minority interests | 398 | 286 | 745 | 778 | **819** |
| **Capital employed** | 2,559 | 2,292 | 3,054 | 6,350 | **6,984** |
| **Cash flow statements** | | | | | |
| **EBITDA** | 917 | 854 | 904 | 1,483 | **2,185** |
| Working capital movements | (53) | 5 | 71 | 85 | **107** |
| Net cash inflow from operating activities | 864 | 859 | 975 | 1,568 | **2,292** |
| Net interest and dividends | (82) | (93) | (158) | (238) | **(286)** |
| Taxation | (175) | (179) | (179) | (286) | **(456)** |
| | 607 | 587 | 638 | 1,044 | **1,550** |
| Net capital expenditure | (401) | (331) | (250) | (429) | **(549)** |
| Net investments | (569) | 7 | (49) | (6) | **(211)** |
| Net acquisition of subsidiaries and associates | 30 | (700) | (768) | (54) | **(515)** |
| **Net cash (shortfall)/surplus** | (333) | (437) | (429) | 555 | **275** |
| Management of liquid resources | 503 | 64 | 19 | 44 | **(16)** |
| Net cash inflow/(outflow) from financing | 72 | 491 | 699 | (148) | **12** |
| Dividends paid | (50) | (177) | (173) | (203) | **(309)** |
| **Increase/(decrease) in cash in the year** | 192 | (59) | 116 | 248 | **(38)** |
| **Performance per share** *(US cents per share)* | | | | | |
| Basic earnings | 64.3 | 50.4 | 40.7 | 27.5 | **54.1** |
| Diluted earnings | 64.1 | 50.3 | 40.3 | 27.4 | **53.0** |
| Adjusted basic earnings | 56.6 | 53.3 | 48.7 | 54.0 | **77.6** |
| Net asset value | 279.3 | 258.9 | 274.6 | 438.3 | **484.4** |
| **Share statistics** | | | | | |
| Total number of shares *(million)* | 774.3 | 775.0 | 840.9 | 1,271.2 | **1,272.7** |
| Weighted average number of shares *(million)* | 752.8 | 697.1 | 718.5 | 1,076.1 | **1,192.2** |
| Weighted average number of shares *(diluted) (million)* | 754.8 | 699.4 | 766.6 | 1,079.1 | **1,264.7** |
| **Returns and productivity** | | | | | |
| Return on equity *(%)* | 19.7 | 18.5 | 15.2 | 10.4 | **15.0** |
| Operating margin *(%)* | 14.6 | 16.7 | 16.1 | 11.1 | **12.2** |
| Cash operating margin *(%)* | 20.9 | 23.6 | 24.3 | 18.4 | **19.3** |
| Operating return *(%)* | 47.1 | 42.6 | 37.5 | 34.9 | **44.0** |
| Cash operating return *(%)* | 25.8 | 22.2 | 17.9 | 13.2 | **16.7** |
| Group turnover per employee *(US$000's)* | 91.3 | 115.7 | 111.9 | 192.6 | **287.2** |
| Average monthly number of employees | 48,079 | 31,327 | 33,230 | 42,402 | **39,571** |
| **Solvency and liquidity** | | | | | |
| Net interest cover *(times)* | 9.9 | 13.0 | 7.2 | 6.1 | **8.2** |
| Free cash flow | 252 | 349 | 496 | 755 | **1,161** |
| Total borrowings to total assets *(%)* | 13.7 | 23.9 | 27.0 | 28.8 | **26.9** |
| Cash flow to total borrowings *(%)* | 143.5 | 81.6 | 63.5 | 44.5 | **61.8** |

*Partial deferred tax basis.

#2003 figures have been restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G and UITF 38. Earlier years have not been restated.

| | Turnover | | | | | Operating profit | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2003# Restated | **2004** | 2000 | 2001 | 2002 | 2003 | **2004** |
| | US$m | US$m | US$m | US$m | **US$m** | US$m | US$m | US$m | US$m | **US$m** |
| **Business segment analysis** | | | | | | | | | | |
| North America | – | – | – | 3,408 | **4,778** | – | – | – | 75 | **189** |
| Central America | – | – | 186 | 514 | **531** | – | – | 7 | 10 | **31** |
| Europe | n/a | 1,097 | 1,280 | 1,583 | **2,420** | n/a | 130 | 168 | 239 | **327** |
| Africa and Asia | n/a | 700 | 946 | 1,209 | **1,555** | n/a | 130 | 162 | 219 | **288** |
| SABI | 1,474 | | | | | 199 | | | | |
| Beer South Africa | 1,608 | 1,365 | 1,112 | 1,270 | **1,964** | 407 | 343 | 287 | 338 | **522** |
| Other Beverage Interests | 954 | 816 | 676 | 788 | **1,171** | 120 | 106 | 95 | 120 | **186** |
| Hotels and Gaming | 263 | 206 | 164 | 212 | **226** | 40 | 25 | 28 | 42 | **52** |
| Central Administration | – | – | – | – | **–** | (35) | (34) | (35) | (44) | **(57)** |
| **Continuing businesses – excluding exceptional items** | 4,299 | 4,184 | 4,364 | 8,984 | **12,645** | 731 | 700 | 712 | 999 | **1,538** |
| PGSI | 1,125 | – | – | – | **–** | 61 | – | – | – | **–** |
| **Group – excluding exceptional items** | 5,424 | 4,184 | 4,364 | 8,984 | **12,645** | 792 | 700 | 712 | 999 | **1,538** |
| **Exceptional items** | | | | | | | | | | |
| North America | – | – | – | – | **–** | – | – | – | (58) | **(14)** |
| Central America | – | – | – | – | **–** | – | – | – | (12) | **(6)** |
| Europe | – | – | – | – | **–** | – | – | (8) | – | **(6)** |
| SABI | – | – | – | – | **–** | (11) | – | – | – | **–** |
| PGSI | – | – | – | – | **–** | (13) | – | – | – | **–** |
| **Group – including exceptional items** | 5,424 | 4,184 | 4,364 | 8,984 | **12,645** | 768 | 700 | 704 | 929 | **1,512** |

n/a – not available prior to 2001, information is only available in respect of the international, non-South African group, in total.
#2003 turnover restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G. Earlier years have not been restated.

| | EBITA | | | | | Net operating assets | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2003 | **2004** | 2000* | 2001 Restated | 2002 | 2003# Restated | **2004** |
| | US$m | US$m | US$m | US$m | **US$m** | US$m | US$m | US$m | US$m | **US$m** |
| **Business segment analysis** | | | | | | | | | | |
| North America | – | – | – | 250 | **424** | – | – | – | 5,147 | **4,726** |
| Central America | – | – | 22 | 56 | **76** | – | – | 1,135 | 1,089 | **964** |
| Europe | n/a | 148 | 198 | 275 | **383** | n/a | 1,091 | 1,253 | 1,446 | **2,109** |
| Africa and Asia | n/a | 132 | 171 | 233 | **306** | n/a | 472 | 728 | 866 | **1,259** |
| SABI | 205 | | | | | 1,033 | | | | |
| Beer South Africa | 407 | 343 | 287 | 338 | **522** | 509 | 415 | 263 | 356 | **320** |
| Other Beverage Interests | 120 | 106 | 95 | 120 | **186** | 601 | 520 | 355 | 524 | **713** |
| Hotels and Gaming | 40 | 25 | 28 | 42 | **53** | 169 | 159 | 140 | 167 | **219** |
| Central Administration | (35) | (34) | (35) | (44) | **(57)** | (27) | (148) | (193) | (283) | **(301)** |
| **Continuing businesses – excluding exceptional items** | 737 | 720 | 766 | 1,270 | **1,893** | 2,285 | 2,509 | 3,681 | 9,312 | **10,009** |
| PGSI | 61 | – | – | – | **–** | – | – | – | – | **–** |
| **Group – excluding exceptional items** | 798 | 720 | 766 | 1,270 | **1,893** | 2,285 | 2,509 | 3,681 | 9,312 | **10,009** |
| **Exceptional items** | | | | | | | | | | |
| North America | – | – | – | (58) | **(14)** | – | – | – | – | **–** |
| Central America | – | – | – | (12) | **(6)** | – | – | – | – | **–** |
| Europe | – | – | (8) | – | **(6)** | – | – | – | – | **–** |
| Africa and Asia | – | – | – | – | **7** | – | – | – | – | **–** |
| SABI | (11) | – | – | – | **–** | – | – | – | – | **–** |
| Other Beverage Interests | – | – | – | – | **13** | – | – | – | – | **–** |
| Hotels and Gaming | – | – | – | 4 | **–** | – | – | – | – | **–** |
| Central Administration | – | – | – | – | **47** | – | – | – | – | **–** |
| PGSI | (13) | – | – | – | **–** | – | – | – | – | **–** |
| **Group – including exceptional items** | 774 | 720 | 758 | 1,204 | **1,934** | 2,285 | 2,509 | 3,681 | 9,312 | **10,009** |

*Partial deferred tax basis.
#Restated to reflect the adoption of UITF 38. Earlier years have not been restated.
n/a – not available prior to 2001, information is only available in respect of the international, non-South African group, in total.

# Definitions

**Adjusted earnings**
This comprises the profit for the financial year after adjusting for profits and losses on items of a capital nature, as well as the impact of exceptional items and goodwill amortisation.

**Adjusted profit before tax**
This is defined as profit before tax, goodwill amortisation and exceptional items.

**Cash operating margin (%)**
This is calculated on a pre-exceptional basis, by expressing EBITDA as a percentage of turnover, excluding associates.

**Cash operating return (%)**
This is calculated on a pre-exceptional basis, by expressing the sum of EBITDA and cash dividends received from associates and other investments, as a percentage of net operating assets, adjusted for cumulative goodwill eliminated against shareholders' funds and accumulated depreciation and amortisation.

**EBITA**
This is calculated by expressing earnings before interest, taxation and goodwill amortisation.

**EBITA margin (%)**
This is calculated by expressing earnings before interest, taxation and goodwill amortisation as a percentage of turnover (including associates).

**EBITDA**
This comprises net cash inflow from operating activities, before working capital movements.

**Effective tax rate (%)**
This is calculated by dividing the tax charge for the year by the profit before taxation excluding exceptional items and goodwill amortisation.

**Free cash flow**
This comprises net cash inflow from operations plus dividends received from associates and other investments, and cash from the sales of tangible fixed assets and investments less net interest paid, taxation paid and cash paid for capital expenditure on tangible fixed assets.

**Net asset value per share**
This is calculated by dividing shareholders' funds by the closing number of shares in issue.

**Net interest cover (EBIT)**
This is the ratio of profit before interest, taxation and exceptional items to net financing costs before exceptional items.

**Net operating assets**
This is the sum of fixed assets, stocks and debtors less interest free liabilities. A reconciliation of this number is provided in note 3.

**Operating margin (%)**
This is calculated on a pre-exceptional basis, by expressing profit before interest and taxation as a percentage of turnover, including associates.

**Operating return (%)**
This is calculated on a pre-exceptional basis, by expressing profit before interest and taxation, including associates, as a percentage of net operating assets, excluding goodwill.

**Return on equity (%)**
This is calculated by dividing adjusted earnings by shareholders' funds.

**Total borrowings**
This comprises the sum of the interest bearing liabilities included in creditors due within and after one year.

# Shareholders' Diary

**Financial reporting calendar and annual general meeting**

| | |
|---|---|
| Annual general meeting | July |
| Reports published: | |
| Interim, for half-year to September | November |
| Preliminary announcement of annual results | May |
| In accordance with the Model Code, restraints on trading in group securities operate for two-month periods prior to release of interim and preliminary results announcements until noon on the day of publication of these announcements. | |
| Annual financial statements published | June |

| **Dividends** | **Declared** | **Paid** |
|---|---|---|
| Ordinary: | | |
| Interim | November | Late December |
| Final | May | August |

**STRATE**

Dealings and settlements on the JSE Securities Exchange South Africa (JSE) are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to contact Computershare Johannesburg or their professional adviser regarding the options available to enable them to do so through the STRATE system.

# Administration

**SABMiller plc**
(Registration No. 3528416)

**Company Secretary**
AOC Tonkinson

**Registered Office**
Dukes Court, Duke Street,
Woking, Surrey, England
GU21 5BH
Telefax +44 1483 264103
Telephone +44 1483 264000

**Head Office**
One Stanhope Gate,
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

**Internet Address**
http://www.sabmiller.com

**Investor Relations**
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

**Corporate Accountability**
corporate.accountability@sabmiller.com

**Independent Auditors**
PricewaterhouseCoopers LLP,
1 Embankment Place,
London, England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

**Registrar (United Kingdom)**
Capita Registrars,
The Registry,
34 Beckenham Road,
Beckenham, Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157
(outside UK)
Telephone 0870 162 3100
(from UK)

**Registrar (South Africa)**
Computershare Investor Services 2004 (Pty) Ltd,
70 Marshall Street,
Johannesburg,
PO Box 61051,
Marshalltown 2107,
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

**United States ADR Depositary**
The Bank of New York,
ADR Department,
101 Barclay Street,
New York, NY 10286,
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet http://www.bankofny.com
Toll free +1 888 269 2377
(USA and Canada only)

The paper used in this report is produced in mills with ISO 14001 accreditation using elemental chlorine-free pulps made from wood harvested in fully sustainable forests.

SAB MILLER





SABMiller plc

# Corporate Accountability Report 2004

# SABMiller



## A story of growth

From its South African origins, SABMiller has become one of the world's largest brewing companies. With operations in over 40 countries, it has more beer brands in the world's top 50 than any other brewer and it ranks among the top three brewers in more than 30 countries. Every minute of every day, consumers the world over drink an average of over 46,000 pints of SABMiller beer.

SABMiller is passionate about brewing. From local beers steeped in tradition to brands that are recognised around the world, the company's ambition is always to offer an outstanding product. Its quality is backed by some of the most efficient brewing and distribution operations in the industry – not to mention its long and successful record of market research, brand development and superb marketing in all corners of the world. Its success also lies in the way it conducts its business – with respect for partners and employees and a desire to do the best for the local community.

SABMiller's history is one of exceptional growth and returns to shareholders. With its global footprint, strong portfolio of brands and spread of operations in both mature and developing markets, SABMiller is well placed to continue its growth.

CONTENTS

# Accountable business

At SABMiller we seek to meet our goal of creating long-term value for our shareholders, while living out our values and business principles throughout our operations.

This corporate accountability report shows how we as a group manage the challenges that inevitably arise, day-to-day around the world, as we seek to live out these ideals. We call it 'accountability' because we recognise companies have a duty to account for their performance, non-financial alongside traditional accounting – to our owners, our employees, those we trade with, the governments who regulate and tax us, and the wider community too.

## Highlights for the year to 31 March 2004

- Strengthening our activities relating to alcohol responsibility through the development and adoption of new group-wide policies and a detailed code on marketing.
- More efficient water use and good progress on reducing other environmental impacts in most business divisions.
- Action on HIV/AIDS: further implementation of our comprehensive approach for employees and direct dependants.
- Continued success in business, with increased cash value added: governments remain the largest beneficiary, receiving nearly half the wealth we create.
- Sustainable investment: ranked as beverage sector leader by the Dow Jones Sustainability Index and included in the FTSE4Good Index and the JSE Securities Exchange's new Socially Responsible Investment Index.

## Looking forward

We will continue to build on the sound programmes already in place, expanding our activities into the supply chain and local communities, while strengthening external stakeholder engagement at local and international levels.

# Focusing on key impacts

"This year's report highlights a select group of key issues, where our impacts are most apparent and our responsibility to act is greatest"



This is our seventh annual corporate accountability report, the third since I became chairman of the corporate accountability and risk assurance committee (CARAC). It covers the period 1 April 2003 to 31 March 2004 and should be read alongside our annual report for a complete picture of the business during this time.

This year's report highlights a select group of key issues, where our impacts are most apparent and our responsibility to act is greatest. These include, among others, the social aspects of alcohol consumption, action on HIV/AIDS, especially in southern Africa, and responsible management of water resources. This approach responds to feedback we have received on previous reports and to the views of stakeholders whom we consulted last year. That consultation also included a cross-section of our own managers and employees. As our overall performance improves, it is right for us to concentrate on those issues where our impact is greatest.

My job as a non-executive director and chairman of the CARAC is both to bring an outside perspective and to lead the governance arrangements that ensure we perform as a responsible business, while pursuing our goal of sustained commercial success. An important part of the CARAC's role is to listen to what our stakeholders tell us and to assess how we can best integrate this into our business processes.

So we were especially pleased to learn, just as we were finalising this report, that the JSE Securities Exchange South Africa has included SABMiller plc in the 51 companies selected on merit for its new Socially Responsible Investment Index. This follows their independent assessment of our policies, performance and reporting on environmental, economic and social sustainability, as well as corporate governance practice.

Last year, I was instrumental in convening a discussion among a group of directors and chief executives of leading international corporations in London, to discuss how best to get the balance right between social responsibility and commercial competitiveness. While each industry spoke of different challenges, a common concern that emerged was the appropriate role of business in society, in particular how to co-operate with governments while retaining commercial independence.

I am, with the rest of the board, resolved that SABMiller should continue to be open, and to listen and where possible to act on what stakeholders tell us. So please study this report and let us have your reactions.



**Robert Fellowes**
**Senior non-executive director, SABMiller plc and CARAC chairman**

# Meeting the challenge



It's now five years since we moved our primary stock exchange listing to London – a good time to reflect on how far our own company has travelled, and on the challenges that still lie ahead.

From our roots over a hundred years ago in South Africa, we have now grown to be one of the top brewing companies worldwide. Continued success requires us to balance the immediate demands of the market with our responsibilities to stakeholders and to the long-term sustainability of the business, just as we have done throughout our history.

Some of the challenges we face are common to all international businesses, such as making every effort to source in country and to build local management talent. But many are specific to our industry, such as responsible marketing of alcohol and care for natural resources, especially water.

Other challenges arise as a consequence of our African roots and the type of markets in which we operate today. One example is our continued action to tackle the threat to our employees, posed by the HIV/AIDS epidemic in Africa. Another is to demonstrate high standards of governance and ethical behaviour throughout our operations, particularly in emerging markets.

While SABMiller is an international company, we are in fact a very devolved and local business. As a consequence, much of what we do to help local communities takes place at a grass roots level, out of the limelight. We believe that this is the most effective approach. However, we are sensitive to changing societal needs and the requirement for us to evolve our approach and support to recognise this. In South Africa, particularly, we are talking to stakeholders and adapting our approach to corporate social investment.

Given the specific nature of the challenges I have outlined, it is hard for us to follow a 'one size fits all' external reporting framework. To assist those stakeholders for whom it is important, we have again prepared this report in accordance with the 2002 Global Reporting Initiative Guidelines. However, to present a complete picture, we have gone further by focusing on a number of key issues which we believe are of particular importance to the business.

Looking back, as anniversaries inspire one to do, I can see clear evidence of the beneficial impacts we are having, especially in developing markets, where we have not only turned round new acquisitions economically but also improved their environmental impact and brought benefits to society as a whole. That said, this report not only highlights some of our successes, it also seeks to identify where we have more progress to make. Thus the report aims to present a balanced understanding of the business and its future sustainability.

**Graham Mackay**
**Chief executive**

# SABMiller Accountability

In SABMiller, we are committed to achieving sustained commercial success and growing our shareholder value. We do this not just by meeting the aspirations of our customers through quality products and services, but also by operating in a socially responsible manner and by sharing the wealth and opportunities that the business generates among our stakeholders.

In doing this, we seek to live out our values and to follow a set of guiding principles and corporate policies. SABMiller is operationally very decentralised, so these core statements guide our local companies as they run their businesses in the light of their own circumstances and the needs and views of their stakeholders. This accountability report provides a detailed account of the corporate standards we set and how we perform against them.

## Our approach

Operating in a socially responsible manner means that ultimately the business has a long-term viable future in a world that has a sustainable balance between economic, social and environmental aspects. SABMiller's approach to sustainable development comprises four main commitments:

- To work towards the goal of sustainable development that is inherent in our corporate values and guiding principles.
- To act on these commitments where we have direct responsibility, and where we do not have control, to exercise our influence.
- To engage with our stakeholders to form mutually beneficial and enduring relationships.
- To report how we are living up to these commitments, integrating them into our business strategies and operations, managing our key impacts and measuring our performance.

## Reporting scope

Our approach to accountability reporting is to include all businesses where SABMiller has day-to-day management control or influence, subject to a two-year exemption for operations newly acquired or built. For this report, our Angolan bottling companies are included for the first time. China Resources Breweries, Ltd is included to the extent that our associate has been able to report on aspects of accountability. The acquisition of Birra Peroni in Italy and our new joint venture in India, fall within the exemption period and are excluded. Southern Sun Hotels and Gaming group, which was included in previous reports, was partially disposed of in March 2003 into a joint venture controlled by Tsogo Investments. These operations are, therefore, not included.

## External assessment

Following a systematic corporate sustainability assessment conducted by Dow Jones in 2003, we were rated as the leading company in the beverage sector and as being among the top 10% sustainability companies in the world. The Dow Jones Sustainability Index is based on the belief that sustainability-driven companies create long-term shareholder value by harnessing the potential for sustainable products, while avoiding or reducing sustainability costs and risks.

The JSE Securities Exchange South Africa has included SABMiller in its new Socially Responsible Investment Index, based on an assessment of our policies, performance and reporting on environmental, economic and social sustainability.

SABMiller also continues to be included in the FTSE4Good Index series, having been assessed as meeting globally recognised corporate responsibility standards. We are included as a member of the Global and European benchmark indices and also the UK tradable index.

## Impact areas

This is our seventh annual accountability report. During the year under review, we have consulted a cross-section of opinion leaders in our major markets and also conducted a limited internal review to identify key accountability concerns and to find how best to continue providing an effective account of our progress in the light of changing expectations. In this report we have maintained our approach in publishing a broad spread of performance data and trends, on economic, social and environmental impacts which are relevant to our activities. In addition, this year we have provided an in-depth focus on six of our major accountability challenges to demonstrate how we are managing these.

## Key accountability challenges:


Live Responsibly

p8 Promoting alcohol responsibility



p12 Reducing our environmental impact



p15 Tackling HIV/AIDS



p19 Benefiting local economies



p22 Engaging with communities



p24 Managing our partnerships

# SABMiller today


GENUINE DRAFT

## North America

| | |
|---|---|
| Total number of breweries: | 8 |
| Total brewing capacity (hls 000s): | 59,829 |
| Total volumes sold (hls 000s) | |
| – Lager: | 47,258 |
| – Carbonated soft drinks (CSDs): | 70 |
| Average number of employees: | 5,696 |

Miller Brewing Company (Miller), our North American subsidiary operation, is the USA's second largest brewer. Founded in 1855 and based in Milwaukee, Wisconsin, Miller was responsible for innovations such as Miller Lite, which created the beer industry's low-calorie segment and is now one of the 10 largest beer brands in the world*, and Miller Genuine Draft, which was the first cold-filtered beer.

Miller has eight breweries in the USA, ranging from the 'niche' breweries, which produce 'specialty' beers such as the Leinenkugel brands in small quantities, to its largest brewery at Trenton, Ohio, which produces the equivalent of ten million bottles or cans of beer per day. Overall, the company has over 5,600 employees, the majority of whom are based in the Milwaukee area.

**Brands include:**
Miller Lite, Miller Genuine Draft, Miller High Life, Milwaukee's Best, Pilsner Urquell, Foster's, SKYY Blue

* *Canadean 2003*



## Central America

| | |
|---|---|
| Total number of breweries: | 2 |
| Total brewing capacity (hls 000s): | 2,650 |
| Total number of bottling plants: | 6 |
| Total bottling capacity (hls 000s): | 12,183 |
| Total volumes sold (hls 000s) | |
| – Lager: | 1,839 |
| – CSDs: | 6,031 |
| – Other beverages (water and juices): | 2,643 |
| Average number of employees: | 7,225 |

Our presence in Central America is through a subsidiary, Bevco, which operates in the beer and soft drinks markets in El Salvador and Honduras. Through Bevco, we have 95%† of the beer markets in both countries and, through an exclusive agreement with The Coca-Cola Company (TCCC), almost 65%† of the soft drinks markets in El Salvador and in Honduras. To support its core operating businesses, the company also owns packaging interests and over 16,000 acres of sugar plantations in Honduras.

**Brands include:**
Pilsener, Bahia, Golden Light, Suprema, Regia Extra, Miller Genuine Draft, Port Royal, Imperial, Salva Vida, Coca-Cola, Sprite, Tropical

† *AC Nielsen 2003*



## Europe

| | |
|---|---|
| Total number of breweries: | 18 |
| Total brewing capacity (hls 000s): | 35,992 |
| Total volumes sold (hls 000s) | |
| – Lager: | 30,925 |
| – Other beverages: | 97 |
| Average number of employees: | 10,182 |

We are one of Europe's largest brewers, with wholly or majority owned operations in the Canary Islands, Czech Republic, Hungary, Italy, Poland, Romania, Russia, and Slovakia. In most of our markets we are either the largest or the second largest brewer by market share.

Our European brands include the Czech Republic's Pilsner Urquell, generally regarded as the original golden beer, and the major Italian beer, Nastro Azzurro, which are two of the group's international premium brands.

**Brands include:**
Pilsner Urquell, Nastro Azzurro, Miller Genuine Draft, Tyskie Gronie, Dreher, Lech, Dorada, Gambrinus, Arany Ászok, Debowe Mocne, Peroni, Kőbányai Sör, Velkopopovicky Kozel, Keller, Radegast, Raffo, Redds, Šariš, Smadny Mnich, Timisoreana, Tropical, Ursus, Würhrer, Try Bogatyrya, Zolotaya Bochka


North America
8 breweries
1 country


Central America
2 breweries
6 bottling plants
2 countries


Europe
18 breweries
8 countries

*Countries where SABMiller has production facilities*






Appletiser

## Africa & Asia

| | |
|---|---|
| Total number of breweries[3]: | 46 |
| Brewing capacity (hls 000s): | 55,921 |
| Bottling plants: | 11 |
| Bottling capacity (hls 000s): | 10,075 |
| Total volumes sold (hls 000s) | |
| – Lager: | 32,492 |
| – CSDs: | 3,879 |
| – Other beverages (water, wine and spirits, traditional beer): | 10,166 |
| Average number of employees: | 7,236 |

Our Africa & Asia region covers the African continent (with the exception of South Africa), China and India. In Africa, we have brewing, beverage or financial interests in 29 countries, including operations in 17 countries through our strategic alliance with the Castel Group.

In China, our joint venture, China Resources Breweries, Ltd, is one of China's leading brewers. We also have an interest in Harbin Brewing Group Ltd in north east China through a 29.4% stake in the business which we are in the process of selling.

*Our presence in India is through the Shaw* Wallace Breweries Ltd joint venture, which we are in the process of completing.

**Brands include:**
Castle Lager, Castle Milk Stout, Hansa Pilsener, Kilimanjaro, Safari, Chairman's ESB, Club Pilsener, Nile Special, Eagle (*clear sorghum*), Mosi, Rhino, Ngola, Chibuku (*sorghum*), Golden Pilsener, St Louis, Club, 2M, Manica, Laurentina, Knock Out, Snow (also called Snowflake), Blue Sword

## South Africa – Beer

| | |
|---|---|
| Total number of breweries: | 7 |
| Total brewing capacity (hls 000s): | 30,598 |
| Total lager volumes sold (hls 000s): | 25,261 |
| Average number of employees: | 5,202 |

Our brewing operations in South Africa are managed through our wholly owned subsidiary, The South African Breweries Ltd (SAB Ltd).

Our South African beer business, which was founded in Johannesburg in 1895 and currently has over 97% of the South African market, was SABMiller's original brewing company. Today SAB Ltd operates seven breweries in South Africa, including Newlands Brewery, which is South Africa's oldest, Alrode, the largest brewery in the Southern hemisphere and Ibhayi brewery, which is one of the world's most modern.

To support SAB Ltd's production needs, SABMiller also has wholly owned interests in maltsters through Southern Associated Maltsters (Pty) Ltd, and in hop farms through South African Breweries Hop Farms (Pty) Ltd.

**Brands include:**
Castle Lager, Castle Lite, Castle Milk Stout, Hansa Pilsener, Carling Black Label, Sterling Light, Brutal Fruit, Redds, Miller Genuine Draft, Amstel, Pilsner Urquell

## Other Beverage Interests

| | |
|---|---|
| Total number of bottling plants: | 10 |
| Total bottling capacity (hls 000s): | 17,471 |
| Total volumes sold (hls 000s): | 13,227 |
| Average number of employees: | 3,817 |

Consists of a 74% interest in Amalgamated Beverage Industries Ltd (ABI), the leading soft-drink business in the SABMiller group, and the largest producer and trade marketer of The Coca-Cola Company brands in Southern Africa; a 100% interest in Appletiser (Pty) Ltd, the international producer of non-alcoholic sparkling fruit juices; and a 30% equity accounted interest in Distell Group Ltd, a leading South African distributor of wines and spirits.

In turn, ABI (which ranked among the top 20 companies listed on the Johannesburg Securities Exchange, South Africa in 2003) owns 32% of Coca-Cola Canners of Southern Africa (Pty) Ltd.

**Brands include:**
Coca-Cola, Coca-Cola Light, Vanilla Coke, TAB, Sprite, Sprite Zero, Fanta, Lemon Twist, Sparkling Grenadilla, Sparletta, Stones, Schweppes Just Juice, Appletiser, Grapetiser, Milo, Play, Bibo, Minute Maid, Bon Aqua, Valpré, Nestea


Africa
14 breweries
10 bottling plants
29 countries
(17 jointly with Castel)
Asia
32 breweries
1 bottling plant
2 countries


South Africa – Beer
7 breweries
Other Beverage Interests
10 bottling plants

### Notes

For consistency, this presentation reflects the SABMiller annual report data. See page 5 for the scope of this accountability report.

1. Number of breweries, bottling plants, brewing and bottling capacities as at 7 June 2004 and are based on the definitions on page 25 of the annual report. Total volumes sold and average number of employees are for the year ended 31 March 2004.
2. Employee figures exclude associates.
3. Excludes 10 breweries in India, which are classified as a fixed asset investment for accounting purposes, and 29 sorghum breweries in Africa.


THERE'S SO MUCH TO LIVE FOR
Drink Responsibly
SAB
Live Responsibly

An SAB Ltd billboard used for promoting the responsible use of alcohol in South Africa.

ISSUE: PROMOTING ALCOHOL RESPONSIBILITY

# Live responsibly

SABMiller has long sought to promote the responsible use of its products and to combat abuse and misuse. As we have expanded into a global brewer, so we have reviewed and consolidated our approach to addressing concerns around underage drinking, and drinking and driving in particular. This year we have agreed a new Alcohol Manifesto, with expanded policy objectives and a detailed Code of Commercial Communication. This sets a consistent worldwide standard that all group companies must meet or exceed.

In many different cultures around the world, alcohol has long played an important part in social life and community celebrations. The responsible consumption of alcohol beverages by those not at risk is, we believe, compatible with a balanced and healthy lifestyle.

At the same time, excessive or irresponsible consumption of alcohol beverages can result in negative personal, social or health consequences. SABMiller acknowledges its responsibility to address this reality.

Effectively combating abuse and misuse also means tackling the harm that may result from occasional over consumption by those whose total consumption may not be excessive.

Our overall objective, as contained in the company's new Alcohol Manifesto, has three elements:

- To promote responsibility in the use of beverage alcohol, as part of a healthy lifestyle, while at the same time endeavouring to prevent alcohol misuse and abuse
- In our commercial communications, to promote our own brands among those who have made the decision to consume alcohol beverages
- To ensure that the commitment to responsibility remains seamless

across the company, while at the same time acknowledging cultural differences and differences in approach dependent on the nature of the company's investment in a particular country.

### Taking action

No single action is likely to reduce the problems associated with alcohol abuse and misuse. Enforcement of existing laws governing sale and consumption, education to enable individuals to take personal responsibility for their drinking choices and self-regulatory controls is, we believe, the most appropriate response.

Attitudes towards the role of alcoholic beverages in society differ from country to country, and so of necessity regulations governing the production, sale and consumption also vary, as do drinking patterns. These cultural differences underscore the importance of addressing alcohol consumption within the overall context of health promotion, taking into account cultural norms, lifestyles and individual behaviours.

### Responsible marketing

Historically, we have ensured our marketing conforms to industry codes in each of our countries of operation. We have now developed our own detailed Code of Commercial Communication (the 'Code'), which will be integrated into the business during 2004 and 2005. This will apply over and above the codes of practice that SABMiller subsidiary companies have endorsed and followed locally.

The Code ensures, as a minimum, that those under the legal drinking age are not targeted and that irresponsible drinking is not encouraged. Compliance with the Code will be regularly assessed and any infringements reported and corrected. In several countries, SABMiller subsidiary companies are also active in developing self-regulatory codes of conduct, to ensure high standards are applied across the entire industry.

Challenge has been made to SABMiller's commitment in this area through class action litigation recently filed in the USA alleging the illegal marketing of Miller products to underage consumers. We believe that, if required to do so, SABMiller and Miller will be successful in demonstrating that they have acted properly and responsibly.

## SABMiller alcohol policy as contained in the Alcohol Manifesto

SABMiller believes it has a legitimate and positive role to play in promoting responsible drinking, and in helping to combat alcohol abuse.

In order to accomplish these goals, the following policy will apply to all SABMiller plc group companies:

1. In addition to complying with existing national legislation, statutory regulations and industry self-regulatory codes, group companies adhere to the SABMiller plc Code of Commercial Communication.
2. Internal compliance committees monitor and review commercial communications and ensure that these comply with the letter and the spirit of the Code.
3. Wherever appropriate, SABMiller plc group companies include responsible messages in commercial communication.
4. SABMiller plc group companies have an employee alcohol policy in place, which provides guidelines on responsible behaviour.
5. SABMiller plc group companies take steps to educate the retail trade on the responsible use of the company's products and, in particular, to prevent the serving of underage or intoxicated patrons.
6. SABMiller plc group companies take steps to educate consumers on the responsible use of the company's products and in particular on such issues as underage drinking, and drinking and driving.
7. SABMiller plc group companies encourage, where possible, efforts to collect data on patterns of alcohol consumption and associated problems, and encourage research projects that will provide data to direct efforts to combat misuse
8. SABMiller plc group companies co-operate with, and positively influence, the alcohol industry nationally and internationally to promote the responsible use of alcohol.
9. SABMiller plc group companies collaborate with relevant national and international authorities, and non-governmental organisations, to develop effective controls and programmes to promote responsible alcohol use.
10. SABMiller plc group companies formally report on progress made in terms of the policy.

Examples of materials used in South Africa for promoting the responsible use of alcohol.


One for the Road.
If you've been drinking, say "Cheers" to your car.
TAXI
He finally got on the wagon.

In the United States, Miller's 'Live Responsibly' initiatives aim to prevent underage access to alcohol, reduce drink-driving and encourage the responsible consumption of alcohol. Marketing and advertising materials are featured here.


Driver License Booklet
mpus Event Notebook
LIVE RESPONSIBLY


UNDER 30?
WE I.D.

### Addressing alcohol issues across the group: Examples of our activities

**South Africa**

Continuing its long-standing commitment to combat drink-driving, **SAB Ltd (Beer South Africa)** developed a major road safety campaign launched in April 2004, to coincide with World Health Day, under the slogan 'Drink Responsibly, Drive Responsibly, Live Responsibly'. The aim was to achieve a cultural shift in long-term attitudes to road safety, going beyond drink-driving issues to address speeding, road-worthiness, driver fatigue, safety belts and pedestrian awareness. Half a million road safety pamphlets were produced, together with newspaper and radio advertising and a billboard campaign.

SAB Ltd played a central role in the development and launch of an expansive industry television and radio campaign to discourage underage drinking, which was acknowledged by the authorities and the general public.

It also worked through the Industry Association for Responsible Alcohol Use to promote a code of practice, especially among the informal retail trade. The code aims to encourage commitment towards key policies, such as not supplying minors and intoxicated persons. Thousands of copies of these codes have now been endorsed and displayed by the trade.

**Europe**

In Poland, a new voluntary industry code on marketing practices sets clear boundaries within which beer producers may operate. **Kompania Piwowarska** strictly follows those guidelines in its advertising, packaging, sponsorships and promotions. The code forbids targeting advertisements at adolescents and no links can be implied between beer consumption and maturity or success at work or socially. Kompania Piwowarska is also supporting a new campaign – the first joint venture between the beer industry and the public health sector – targeted mainly at vendors and owners of shops and outlets with on-premise alcohol consumption. The aim is to remind vendors of their responsibility to check the age of any person purchasing alcohol.

In the Czech Republic, **Plzeňský Prazdroj** has joined with four other major brewers together representing 75% of the market to form the Initiative of Responsible Brewers. The aim is to support moderate and responsible beer consumption and to educate the public about the dangers of abuse, working with the state authorities. In 2003, the brewers adopted a self-regulatory code of conduct setting out principles for advertising, sales promotion and promotional campaigns in the Czech beer industry. Also in 2003, the Initiative joined with the Ministry of Transport and the state Road Safety Agency in a hard-hitting advertising campaign, 'Don't drink and drive!' on radio and billboards.

**North America**

**Miller Brewing Company's** comprehensive range of 'Live Responsibly' activities aims to reduce drink-driving, prevent underage access to its products and promote informed decision-making about consumption levels among legal age consumers. Materials include 'Let's Talk', a family guide to making responsible choices printed in English and Spanish, 'Celebrate Responsibly', a guide to responsible event planning and 'Campus Resource', a guide for college administrators, staff and student leaders. In the year under review, Miller developed a national 'Live Responsibly' advertising campaign. Sixteen new print advertisements were created and a new 30-second radio commercial was aired by 83 radio stations over the December/January holiday period.

Miller works closely with its distributor network to promote responsible drinking. During 2003, 470 of these independent businesses were involved, using tools and resources developed by Miller in outreach to retailers, event planners, college administrators and the various law enforcement agencies. A formal Distributor Responsibility Initiative is part of all distributors' annual business plans, with six key elements such as naming an employee responsible for community education, training servers, distributing the 'Let's Talk' parents' guide and placing 'We I.D.' signage and point-of-sale materials with retailers. Introduced in 2001, over 80% of distributors have now completed all six elements. Matching grants are available, under which Miller funds 50% of distributors' costs in expanding these initiatives.

**Engaging with stakeholders**

In addition to our own actions country by country, SABMiller works with others in our industry, helping to fund consumer education campaigns, supporting research into more effective ways to curb excessive drinking and participating in dialogues with external stakeholders, locally and internationally.

At international level, we are active members of ICAP, the International Center for Alcohol Policies, along with nine other leading producers of beverage alcohol. Based in Washington DC, ICAP is an industry-led body seeking to reduce the abuse of alcohol worldwide, promote understanding of the role of alcohol in society and foster dialogue between the industry and its stakeholders.

**Future commitments and targets**

Looking forward, we plan to strengthen our efforts by integrating the revised alcohol policy into business decision-making. In particular we are establishing a compliance mechanism for the new Code of Commercial Communication. We are also reviewing existing policies on employees and alcohol that apply in major markets such as South Africa and the USA, and will ensure codes of conduct for employees are implemented in each subsidiary.

## SABMiller Code of Commercial Communication for Alcohol Beverages

The object of the Code is to provide guidance for the commercial communication of alcohol beverages. As such, the Code is in addition to all regulatory and/or self-regulatory requirements, which may already exist in a particular country.

Commercial communication includes advertising in all media (including the internet and text messaging), packaging, promotions, product placement, merchandising and sponsorship.

1. Commercial communication must:
   - be legal, decent, honest and truthful and conform to accepted principles of fair competition and good business practice
   - be in keeping with local cultural values
   - be prepared with a due sense of social responsibility and be based on principles of fairness and good faith
   - comply with all regulatory requirements
   - not be unethical or otherwise impugn human dignity or integrity
   - be mindful of sensitivities relating to culture, gender, race and religion
   - not employ themes, images, symbols or figures, which are likely to be considered offensive, derogatory or demeaning

2. Commercial communication may not be directed at persons under the legal drinking age (or in countries without a legal drinking age, to persons under the age of 18).

3. Commercial communication will not incorporate images of people who are, or look as if they are, under the legal drinking age pertaining to the particular market (or in countries without a legal drinking age, to persons under the age of 18), unless there is no suggestion that they have just consumed, are consuming or are about to consume alcohol.

4. Commercial communication may not employ characters or icons which have unique appeal to children.

5. Commercial communication may not feature or encourage irresponsible, risky or excessive drinking.

6. Commercial communication may not portray persons in a state of intoxication nor in any way suggest that intoxication is acceptable.

7. Commercial communication may not encourage the choice of a product because of its higher alcohol content or intoxicating effect. Factual information for the guidance of consumers about alcoholic strength may be included, dependent on existing regulatory requirements.

8. Commercial communication may not depict or suggest consumption of alcohol beverages under circumstances that are generally regarded as irresponsible, improper or illegal, e.g. before or during any operation requiring sobriety, skill or precision.

9. Commercial communication may not depict or include pregnant women.

10. Commercial communication may not have an association with violent or anti-social imagery or behaviour, or with illicit drugs or drug culture.

11. Commercial communication may not imply that alcohol beverage consumption is essential to business, academic, sporting or social success.

12. Commercial communication may not present refusal, abstinence or moderate consumption in a negative light.

13. Commercial communication may not claim that alcohol has curative qualities, nor offer it expressly as a stimulant, sedative or tranquilliser.

14. Commercial communication may not portray nudity or suggest that alcohol beverages can contribute directly to sexual success or seduction.

# Managing water

Drinkable water is becoming a scarce commodity in some areas of the world. The United Nations Food and Agriculture Organisation estimates that one in five developing countries will face water shortages by 2030. While not at present a business or environmental constraint in our countries of operation, water conservation is of central importance to our long-term sustainability efforts. We have already and will continue to reduce consumption in our production processes, in some cases dramatically. Looking forward, we seek to work with external partners to find common solutions.

Water plays a critical role in human development and in maintaining the ecological support systems on which we depend. The availability of these freshwater resources, and the demands placed on them, is rightly moving centre stage in the global pursuit of sustainable development and in our own policies and actions as a business.

However, effective action to manage water resources sustainably is complex, with significant differences in the various regions and many international initiatives trying to help. Business is now increasingly being asked to play an active role, in recognition that a multi-stakeholder approach, locally and internationally, is essential.

### Freshwater availability

As the world's population grows so does the demand on freshwater. In less than 25 years, two-thirds of the world's people will be living in water-stressed countries, according to estimates by the United Nations Environmental Program (UNEP). Of particular concern are the situations prevailing on the African continent.

Africa's share of global freshwater resources is about 9%. This is distributed unevenly, with western Africa and central Africa having significantly greater rainfall than the rest of the continent. Erratic rainfall patterns complicate the picture, resulting in some people being highly dependent on ground water as their primary source of freshwater. Africa also has the highest rate of population growth in the world, which will further intensify the demand for freshwater.

### The use of water in brewing

Water is one of the most important raw materials in the production of beer. It is also essential to ensure a high degree of hygiene throughout a brewery and for use in plant utilities. Around the world our breweries obtain their water from a variety of sources, two-thirds on average from municipal supplies, with the balance from surface and ground water sources. In many cases, treatment is necessary to bring the quality of these sources in line with internationally recognised drinking water standards. Since beer is classified as a food product, any water used as an ingredient and coming into contact with the final product, for example, from processing equipment and packaging, must meet all current specifications for drinking water.

The amount of water used for a unit of finished beer will depend on factors such as packaging and pasteurisation, technology employed, the age of the plant and internal housekeeping.

Water use in breweries has been reduced remarkably in the last 25 years, from a range of between 25 to 30 hectolitres of water per hectolitre of beer to the current figures, which in modern breweries vary as follows:

- Typical convention = 7 hectolitres of water / hectolitre of beer (hl/hl)
- Best practice = 3.5 hl/hl

Our worldwide average performance in the year under review was 4.8 hl/hl.

Typical water usages in a 'good practice' brewery are as follows:

| Operation | % Contribution to total water consumption in an average brewery |
|---|---|
| Brewhouse and cellars | 48% |
| Packaging | 16% |
| General cleaning | 10% |
| Ancillary operations | 25% |
| Domestic | 1% |
| Total | 100% |

Due to strict hygiene and quality requirements, the use of reclaimed and recycled water is only viable at certain predetermined usage points. No reclaimed or recycled water can be used for any additions to the product and for processes where water comes into contact with the product.

### The business case

Sustainable water management matters to our business, and not just because without a suitable supply, breweries and bottling plants simply cannot function. Cost savings can also be achieved with decreased consumption and, where clean water is purchased from a third party there are associated cost benefits relating to a reduction in pumping, heating and chemical requirements.

In addition, using water in a sustainable manner helps minimise the impact on downstream users, which we aim to do as a good citizen. Our approach is set out in our guiding principles (see page 28).

### Taking action

SABMiller continues to research and develop practices that enable us to reduce our overall water consumption footprint. To date, 92% of our annual lager volumes come from breweries achieving water use ratios that either meet or exceed international recognised benchmarks (5-6 hl/hl). Water consumption is one of the key



Pivovar Radegast a.s. Nosovice (PRN) brewery in the Czech Republic has pioneered the treatment of effluent for safe re-introduction to natural water bodies.

environmental indicators that are reported quarterly to the SABMiller corporate accountability and risk assurance committee.

Our operations in both North America and Europe have made significant progress in the year under review, with 90% of our breweries in these regions being on track to meet their individual two-year targets set in April 2003. **Miller Brewing Company** has consistently achieved ratios of below 5 hl/hl, while SABMiller Europe is just below the 5 hl/hl mark and improving. These achievements have been realised through a combination of technological improvements and enhanced operational and housekeeping measures that have been introduced.

Care in the use of water extends to the treatment of effluent, particularly when this is being reintroduced to natural water bodies. Some of our most effective and efficient processes have been pioneered in the Czech Republic, where **Pivovar Radegast a.s. Nosovice** (PRN) has installed an anaerobic treatment plant that converts brewery waste into methane, along with a natural process including reed beds for final effluent polishing.

Similarly our engineers in **SAB Ltd** are making significant advances in the reduction of the division's overall water consumption footprint which is anticipated to keep the breweries well below the UNEP 5-6 hl/hl benchmark.

The vast majority of our African business units outside of South Africa have been incorporated through acquisition. In addition to their different histories, these operations also differ markedly from each other in size, technology, stage of development, culture, skills mix and core competence. We cannot, therefore, adopt a 'one size fits all' approach. To achieve marked improvement in sustainable water management means we must recognise the specific needs of each brewery and of its particular phase of development.

# Issue: Reducing our environmental impact

This is the basis of our approach to raising manufacturing performance to new levels and is the core tenet of our Manufacturing Excellence Programme.

We have defined four phases of development in a brewery:

Phase 1: Emerging
Phase 2: Developing
Phase 3: Established
Phase 4: Evolutionary

The descriptors for breweries in each phase are shown in Figure 1 below.

We have developed the SABMiller Africa & Asia Waste Minimisation Programme – a branch of the Manufacturing Excellence Programme – to allow SABMiller Africa & Asia to reduce its overall water waste by taking into account both the phase of a given plant's operational development and its overall capacity plan. The approach helps to create awareness, entrench good practice, reduce waste, identify cost saving opportunities and provide a platform for future progress.

The programme's first stage addresses behavioural changes in the workforce, while the second involves a more technological approach where facilities are audited, a detailed footprint is determined, and medium to long-term opportunities are identified.

During the first 'behavioural change' stage, the aim is to raise awareness of water conservation and instil this into operational practice, through training on best practice, active employee participation and effective knowledge sharing between operations. In the second, 'technological change' stage, a detailed assessment of the brewery is carried out and opportunities identified and evaluated. Successful projects are then publicised internally as case studies for possible use in other facilities.

By March 2004, half our operations in the Africa & Asia division had gone through the first stage evaluation, and positive results achieved. Following an assessment and the implementation of improvement actions identified at **Cervejas De Moçambique**, for example, water consumption was reduced from 12 hl/hl to 10 hl/hl.

Similarly at the **Maluti Mountain Brewery** (Lesotho) a wide-ranging awareness programme is starting to change behaviour and processes resulting in reported consumption decreasing from 11 hl/hl to 9 hl/hl.

Most second stage assessments are in preparation and we envisage being able to report more extensively on these in future. One brewery where action has been taken is the **Kgalagadi Brewery** in Botswana. The brewery initiated a water savings plan to not only drive water use down, but also to realise variable cost savings and improve their overall house-keeping standards. The project aimed to reclaim used water and redistribute it both inside and outside process areas, to clean floors and reduce the reliance on additional water. To date, the initiative has shown good results with the brewery being able to meet and in some cases exceed its target usage of 5 hl/hl.

**Future commitments and targets**

Looking forward, we remain committed to practical action, brewery by brewery, across all our divisions, so that the freshwater resources available to us are managed as sustainably as possible. To drive continuous improvement, we will continue to set targets and publish the results on water consumption in our operations. We will also work with our neighbouring communities who rely on these same resources where we can contribute to partnership projects.

Figure 1 Phases of brewery development

| Phase 1: Emerging | Phase 2: Developing | Phase 3: Established | Phase 4: Evolutionary |
|---|---|---|---|
| • Dependent<br>• Huge gaps in infrastructure<br>• Performance far short of minimum standards<br>• Focus on getting the very basics right: consistency and sustainability off a low base<br>• A 'culturisation' of the brewery to the SABMiller way<br>• Few or no measures: focus on getting basic measurement systems in place | • Still dependent but building self reliance<br>• Infrastructure being developed: critical gaps addressed<br>• Introduction of best practice<br>• Basic standards achieved at an acceptable level<br>• Continuous improvement in key areas, e.g fermentation<br>• Focus on quality (cost follows) | • Co-dependent<br>• Infrastructure largely developed<br>• Focus on best practice<br>• Standards routinely achieved<br>• Continuous improvement in all areas with some step change in key areas | • Self reliant (not independent)<br>• Consistent, reliable, efficient production<br>• Application of world class standards in key areas<br>• Lean manufacturing principles pursued<br>• Continuous improvement with step change<br>• Supply chain optimised and planning in place<br>• Focus on innovation in all spheres<br>• Cost reduction programmes in place aimed at systematic cost reduction |

Operational Effectiveness

Operational Development

# Knowledge is the key

The HIV/AIDS epidemic is a crisis of tragic proportions. But with active interventions and appropriate therapies, its spread can be slowed and the human suffering mitigated. In all of our operations in Africa, SABMiller companies have vigorous intervention strategies that are starting to take effect. Taking action is not just the right humanitarian response, but is necessary as HIV/AIDS is already impacting our business in Africa and represents a growing risk in other parts of the world too.

Around the world some 40 million people are living with HIV/AIDS, according to December 2003 estimates by UNAIDS. The epidemic continues to spread, with five million people newly infected in 2003. Sub-Saharan Africa is home to over 50% of people living with HIV/AIDS worldwide, although infection rates vary considerably. In some countries where SABMiller has operations, there is more positive news. In Uganda, for example, prevalence is falling. But in most other countries, the crisis is growing.



Counsellors for our 'ACT' (awareness, counselling and testing) campaign in South Africa, which has been successful in educating our employees about HIV/AIDS and provides support and help to those affected.





## A critical business issue

The last decade has seen a major change in the way we approach HIV/AIDS as a business issue. Initially, we viewed it more as a question of social responsibility, and sought to raise awareness, offer basic education and facilitate prevention, for example, by making condoms available. Over the last four years, we have recognised it as a critical business risk in sub-Saharan Africa, which impacts us in three distinct ways. First and most directly, it affects our employees, causes a range of operational difficulties and increases

# Issue: Tackling HIV/AIDS

direct and indirect costs. Second, it affects our customers and may impact future sales. Third, is the wider community where SABMiller operations seek to be active corporate citizens.

**Our approach: Early intervention for prevention, then managed assistance**
We have adopted a comprehensive approach comprising a proactive intervention strategy to reduce the number of new infections through effective early action and a programme to manage existing infections through comprehensive lifestyle management and treatment.

The approach involves an initial assessment of current prevalence through anonymous and unlinked voluntary testing, and this informs a cost and impact analysis. Next, detailed knowledge, attitude and practice (KAP) surveys are conducted. These provide invaluable insights into the barriers to changing behaviour and are a crucial instrument used to benchmark the actions we are taking in each country and to identify specific concerns, so that programmes are targeted and focused on the right issues. They measure a very broad range of factors, including myths and misconceptions about transmission risks, current sexual behaviour, barriers to behaviour change and attitudes in the workplace. Though costly and time consuming, they ensure subsequent communication campaigns are highly targeted and effective. They are an essential element in evaluating the effectiveness of the strategy and intervention.

Following the KAP survey, the next goal is to achieve high take-up of voluntary counselling and testing (VCT). We have called this element of the approach the 'ACT Campaign' – standing for 'awareness, counselling and testing' – because we believe achieving high levels of voluntary testing among employees is the key that unlocks effective action, whether continued prevention or practical assistance for those infected. But before employees will choose to do this, a concerted communication programme is needed to motivate them and assure them of confidentiality.

Once tested, affected employees can register for managed health care. Fully funded by the company, it is operated independently to maintain confidentiality. The treatment programme is designed to support people in the HIV well phase and keep them healthy for as long as possible and includes lifestyle management and anti-retroviral therapy (ARV) for the individual and his/her dependants. This means that employees not already covered by health insurance have the full costs of treatment met by SABMiller.

At the same time, we build management capacity through site-based task teams, workshops for managers and shop stewards, and training for occupational health staff. The company's approach is set out clearly in a detailed Life Threatening Diseases Policy that currently applies in SAB Ltd and the SABMiller Africa & Asia division.

Our Africa & Asia Life Threatening Diseases Policy outlines the company's commitment to confidentiality, non-discrimination, respect for the rights of employees and reducing and managing the impact of life-threatening diseases on employees, their dependents and the workplace.

**Taking action on HIV/AIDS**
In South Africa, KAP surveys were first conducted during 2002, and the results of these analysed. In April 2003 **SAB Ltd's** action on HIV/AIDS entered a new phase, with the launch of its Lifeforce programme through the implementation of the ACT campaign as described above. In addition to access to treatment, patient education and supportive counselling is an important element of this programme.

The campaign stepped up a gear in November 2003 when the managing director of SAB Ltd, Tony van Kralingen, used a satellite TV address in the run-up to World AIDS Day on 1 December, to stress the voluntary and confidential approach. We have set an immediate target of persuading 40% of our employees to be tested by December 2004. By March, we had achieved 25%, and over the current year intend to increase this significantly.

Also in 2003, a second KAP survey in South Africa was conducted, allowing detailed comparison between the country's sub-regions. The survey revealed significant improvement in


KNOW YOUR HIV STATUS
LIFE THREATENING DISEASES POLICY

knowledge about transmission and about workplace attitudes to interacting with an HIV positive person. However, it also revealed that a small proportion of employees did not understand the predictive ability of blood tests or the benefits of such testing. Some employees did not believe that information would be kept confidential, and feared stigma and discrimination. These issues were addressed in subsequent campaigns and activities.

In April 2003, **Lesotho Brewing Company** implemented our approach, offering voluntary counselling and testing and where necessary medical management on a confidential basis to all employees. The programme pro-actively set out to encourage employees to find out their HIV status. After 12 months, 31% had undertaken VCT and those found to be HIV positive were registered for medical management, together with their spouses and partners. Data accumulated over the past year suggests that this programme is proving to be a substantial success. Half the employees registered are still at the pre-HAART (highly active anti-retroviral therapy) stage, indicating that they are in the early phase of the illness. With appropriate intervention, they should remain healthy for a longer period.

**National Breweries plc** in Zambia launched its HIV/AIDS programme 'Tichumfye Intandabwanga' (to conquer HIV/AIDS) in 2002. Devised after careful consultation with a range of stakeholders, including staff focus groups, the programme has a three to five-year time horizon and is delivered with community and governmental partners. Volunteer peer educators play a key role, and ARV therapy was made available to all employees and their dependents in need from January 2003. A KAP survey helped to measure the effectiveness of the programme. After six months, 84% participation was achieved for a baseline survey of infection levels – a measure of success in winning confidence among employees. Now monthly progress reports track the extent of training and treatment registration statistics.

Implementation of our comprehensive approach is achieving specific behavioural and attitude changes, which are carefully monitored through indicators such as the incidence of sexually transmitted infections. We are also measuring the effectiveness of the strategy through prevalence rates, take-up of voluntary testing and numbers on ARV therapy.

**Speaking out**

In Uganda, one of the **Nile Breweries** HIV/AIDS peer educators was the country's private sector representative at the second African Great Lakes HIV/AIDS conference, held in Kigali in September 2003. The company's approach was presented, stressing the non-discriminatory policy, take-up of voluntary counselling and testing, condom distribution and provision of ARV therapies. This interaction resulted in intensifying the company's efforts to combat AIDS, which included working with distributors and monitoring the effectiveness of the ARV therapy programme.

Nile Breweries is encouraging people with AIDS to 'break the silence' after peer educators have gained their attention and helped create a supportive and non-discriminative culture in the workplace. In June 2003, prominent Ugandan, Major Rubaramira Ruranga, who contracted HIV in 1985, addressed Nile Breweries' workers about his experience, saying that anyone who is open about his or her HIV status is open to assistance and is, therefore, more secure. "Talk about it and you are assured of life tomorrow," he said.

Also in South Africa, **Amalgamated Beverage Industries (ABI)** is working with its external service provider, Lifeworks, to help affected employees. The ABI programme, known as AAA (ABI Aids Awareness), has been commended by the Global Business Coalition on HIV/AIDS as an example of an outstanding initiative. The programme follows our comprehensive approach.

Overcoming the barriers of the social stigma, suspicion and myths surrounding HIV/AIDS is one of the principal challenges. Targeted communication campaigns are run at critical points of the overall process. In the year under review, the theme of 'Know your Status' coincided with World AIDS Day to encourage employees to register for voluntary confidential counselling and testing. ABI achieved voluntary counselling and testing of 42% of all its employees.




Awareness
Testing
KNOW YOUR



**Top:** Raising funds for HIV/AIDS charities in South Africa.

**Middle:** Raising awareness of HIV/AIDS through our 'ACT' campaign.

**Bottom:** HIV/AIDS testing is provided free to all employees in South Africa.

# Issue:
# Tackling HIV/AIDS

**Reaching out to communities**
In several countries, SABMiller companies are reaching out to work with governments and non-profit agencies supporting HIV/AIDS interventions through their community involvement programmes. For example, in Botswana the KMS Trust – funded by **Botswana Breweries (Pty) Ltd** and **Kgalagadi Breweries (Pty) Ltd** – contributed some P100,000 (US$21,000) to support HIV/AIDS projects. One project, run by a group of 40 women and children living with HIV/AIDS, provides a counselling room in Ramotswa village. Another helps the Botshelong Counselling Centre in Selebi Phikwe, a mining town with an HIV/AIDS prevalence rate of 54%. Funding helps with the set-up costs of a pilot payphone project that generates income for some 20 infected people. If successful, the approach will be replicated in other areas.

**National Breweries plc** in Zambia has assisted several local community projects, ranging from the donation of essential food products to working with the Clinical Pastoral Care Centre and the Kitwe District Health Management Team's Task Force on HIV/AIDS. The largest project supported by the company is the Mother Theresa drop-in centre in Lusaka, which comprises an HIV/AIDS hospice, school and clinic.

The plight of vulnerable children is seen as a priority and a partnership between **ABI** and NOAH (Nurturing Orphans of Aids for Humanity), a not for profit organisation, was entered into during the past year. NOAH is an initiative that aims to help children orphaned by AIDS to grow up into emotionally and psychologically stable adults.

ABI supports NOAH to set up community-based committees and structures for the sustainable management of children orphaned as a result of the impact of AIDS. Funding for the construction of two centres in the most severely affected province of KwaZulu Natal, was committed during the past year, and ongoing support in the form of maintenance, project management, and community awareness drives will be offered. The centres provide after school care, nutrition and education to children from the surrounding communities.

**Future commitments and targets**
We plan to expand our comprehensive approach in all our operations in Africa. Specifically, KAP surveys will be conducted in those countries where they have not already been completed. We are working to overcome variability in service providers, expertise, and practical difficulties of providing access to treatment for our employees in remote areas. Despite these difficulties, we have been successful in treating everyone that has come forward for ARV therapy. The number of employees and their dependants on the managed health care programme continues to grow, as the ACT campaign is rolled out in more countries.

As the epidemic is greatest in Africa, it is right our current effort is there. Moving forward, we have already begun to exchange experience within and between our other operations. During the current year, we expect to put in place policies and then plan for appropriate programmes in other affected parts of the world in which SABMiller operates. Learning from Southern Africa, we will base these on detailed assessments of the local needs and consult about the best way to address the problem and achieve positive results.

“We are working to overcome variability in service providers, expertise, and practical difficulties of providing access to treatment for our employees in remote areas”

# Creating and sharing wealth



The owner-driver scheme which is supported by SAB Ltd provides jobs and opportunities to develop independent business.



SABMiller supports various farming initiatives in emerging markets.



A joint venture between farmers and Tanzania Breweries Ltd has resulted in the reintroduction of barley production which sustains the livelihoods of villagers.

In an era when trade is becoming increasingly global, SABMiller remains very locally focused. We seek to procure our supplies locally, taking steps to build capacity where this is not currently the case, and the majority of our beverages are sold in the same region in which they are made. The result is that the wealth we create as a business is shared widely, benefiting those local to our operations.

The year has again seen major growth and change in the SABMiller group of companies. With brewing operations in more than 40 countries and employment of nearly 40,000 people, the economic impact of the business is powerful, extending into the 'value chain' of our suppliers, contractors, distributors and retailers around the world.

**Cash value added**

SABMiller is focused on achieving sustained commercial success but also recognises the importance of sharing among all stakeholders the wealth and opportunities generated. One way to assess our performance in meeting this goal is to measure the value we create and the way in which the value is distributed. We have pioneered the use of cash value added statements in social reporting, as we believe it provides an easily understandable snapshot of how much wealth the business has created and who benefits.

Value is created by taking bought-in resources such as raw materials and other supplies and transforming them through the skills of our people and the technology inherent in our equipment and processes into products and services that customers want to purchase. Only if we are successful at creating value can stakeholders benefit from the business.

This year, the growth of the business has increased cash value added by nearly half to US$5,600 million. Again governments are the largest single beneficiaries, taking a 43% share of cash value added through corporation tax and excise duties. Employees earn 22%, including payments made on their behalf to governments for employment taxes and social security benefits. Approximately one-fifth is retained in the business to help finance growth from which stakeholders will benefit in future. (See Table 2 on page 31.)

**Local economic impacts**

SABMiller companies spent US$5,700 million during the year on bought-in goods and services from suppliers, up a third on the previous year. This volume of purchasing has a very significant economic impact in the communities and countries where we trade. In recent years, we have been consolidating our procurement of key

# Issue: Benefiting local economies

> Our impact on local economies comes not just from the jobs we ourselves create in our own operations, but also in our value chain

supplies, to ensure consistently high quality and to lower costs. Some key items are now sourced regionally, rather than just within one country. The average value of purchasing within country for the group remains high at 87%. However, this varies widely across the countries in which we operate, from less than 20% being sourced within country in some African countries to over 90% in our larger operations by purchasing value.

In areas where local sourcing is low, we seek to engage with local partners to help build the economic and agricultural capacity. For example, **Accra Brewery Ltd** in Ghana has been helping to develop small and medium-sized enterprises since 1999, as a way to source raw materials locally and avoid incurring costly and scarce foreign exchange on imports. After a period of experimentation, it was found locally grown maize could be used as a viable partial substitute for some malted barley traditionally used. In 2000, the brewery partnered with a privately-owned local firm, General Mills Company, providing working capital and guaranteeing an above-market purchase price to farmers. In the first year, 1,000 tonnes of maize grits were supplied, and this has now risen to over 5,000 tonnes.

An estimated 3,950 farmers and some 20,000 farm labourers are now engaged in maize growing as a direct result of this partnership. The future outlook is positive too: General Mills Company is making a US$1 million investment to expand production by some 20,000 tonnes, planned for export to other breweries in West Africa.

### Jobs multiplier

Our impact on local economies comes not just from the jobs we ourselves create in our own operations, but also in our 'value chain' – from the jobs created in our suppliers and their subcontractors and from all those involved in forward linkages as our products go to market: distributors, wholesalers, retailers, bars, restaurants and hotels.

Accurate estimates are difficult, as this value chain lies outside our direct control. In previous reports, we have detailed studies as diverse as Tanzania, Spain, Poland and the USA which show the jobs multiplier in the brewing industry is between 20 and 30 – that is our operations sustain 20 or 30 times the number of our own direct employees along the value chain. (See Table 3 on page 32.) In the soft drinks industry, studies by The Coca-Cola Company in South Africa show that each job in the bottling sector sustains a further ten in forward and backward linkages.

Based on these studies and the countries falling within the scope of this accountability review and taking a cautious approach, we estimate that our operations sustain more than 1.6 million jobs in total.

### Broadening the impact

In keeping with our guiding principles, many SABMiller companies take practical measures to broaden the range of people who benefit from our operations. In some cases, this involves offering help and support to new entrepreneurs wishing to set up their own businesses. In South Africa and the United States, this effort has a particular focus on 'commercial equity' – using the purchasing power of the supply chain to foster economic empowerment among sections of the community that have been previously disadvantaged. Within our own operations, too, we seek to give effect to this commitment to diversity. We place great emphasis on training, so for example local managers can succeed expatriates after an initial turnaround period following the acquisition of a new brewery.

### Miller Brewing Company

Miller's diversity initiatives date back more than 20 years and have traditionally focused on the workforce and on suppliers. While Miller's ethnic minority representation is slightly ahead of the general US labour force availability (28.2% vs. 27.0%), women are under-represented (29.6% vs. 46.7%), especially in the executive band (4.3%).

In response, Miller has committed to increasing its overall representation of women, especially in the executive band by year end 2005. In addition, action plans are in place to address diversity issues identified in the recent organisation effectiveness survey.

Miller's spend with minority business enterprises (MBEs) fell slightly to 3.2% (US$95.6 million) from 4% (US$118.2 million) of total company eligible spend in 2003. This decrease is primarily the result of loss/shift in business with three key MBE suppliers who comprised approximately 30% of the total MBE spend. Second tier expenditures, where MBEs sell to Miller's first tier non-minority suppliers, comprised 23.8% of the reported total. These second tier initiatives help to foster relationships in areas of the supply chain that would otherwise have little minority involvement. Annually, Miller sponsors two minority business owners from our MBE suppliers to attend minority business executive programmes. This serves to further develop the leadership within these companies and work towards long-term partnerships.

The company is an active corporate member of the National Minority Supplier Development Council (NMSDC), the premiere organisation for minority business relationships. Individual breweries also belong to the local NMSDC chapters.

### South Africa

In our South African businesses, black economic empowerment (BEE) in all its forms is regarded as a necessary





**Left:** Farmers working at a maize mill supported by Accra Breweries in Ghana.

**Right:** Tanzania Breweries beer delivery near Mount Kilimanjaro, Tanzania.

economic and social imperative which we wholeheartedly support. Our approach is to ensure that interventions are demand-led – that is to say, steps taken to redress previous imbalances must make sense for the business, otherwise the approach will not be sustainable in the long term.

In **SAB Ltd**, our approach to internal empowerment is to invest heavily in training, currently running at seven days on average per employee, amounting to 5.8% of payroll costs. Equity headcount is 66%, of which 28% are women.

Externally, SAB Ltd spends around R732 million (US$103.7 million) a year with commercial equity companies and has 5,000 such businesses registered on its vendor listing. This is 11.7% of total purchases. Over the last year, a new accreditation process was put in place, part of a detailed action to achieve a new set of commercial equity targets that will be compliant with South African government standards, and a complete audit of the supplier database was conducted.

SAB Ltd's commitment to empowerment was recognised in 2003 through winning the inaugural Business Map Foundation Black Economic Empowerment Award for the 'Most Progressive Established Company' of the year. SAB Ltd was singled out for the steps it had taken to improve its equity targets and for its overall employment equity plan.

One example of SAB Ltd's support is an owner-driver scheme for distributing its products to market. Started in 1987, more than half the company's deliveries are made through 248 individual drivers. Each driver employs a crew of at least four people, so this R176 million (US$24.9 million) project provides more than a thousand jobs and has created nearly 250 independent businesses. When a new driver wants to join the scheme, SAB Ltd retains ownership of the truck during the first phase, lasting one to two years, with the driver paying a vehicle rental. After necessary training, which includes numeracy and business skills, the owner-driver enters a ten-year cartage agreement, acquires a truck and then has the ability to develop the business.

During the year under review, SAB Ltd has also rolled out a new project offering training for independent business owners who run bars. More than 830 taverners benefited, and the target in the current year is to reach 3,000. SAB Ltd invested around R880,000 (US$125,000) in the initiative. The results of the taverner-training programme to date have been dramatic: turnover increased by an average of 30%, debtors outstanding decreased by 18% so reducing the risk of bad debts, and creditors increased by 38%, as the business owners understand the importance of cash flow.

**Future commitments and targets**

Looking forward, we plan to increase the amount of business we conduct with commercial equity partners in South Africa and with minority business enterprises in the United States.
Our businesses continue to explore how their purchasing power can benefit local economies while still meeting our commercial goals. Looking further ahead, we will consider how to increase the impact in our forward linkages, that is help to develop businesses which sell our products. In these ways the economic benefits of our activity are spread as widely as possible.

## Ten years in Tanzania

In 1993, SAB acquired a 50% shareholding in **Tanzania Breweries Ltd** from the government. At the time, annual output was 525,000 hls. The brewery was loss-making and had not paid a dividend for 20 years. The stated aim of the joint venture with the government was to increase production, improve quality, raise plant utilisation rates, reduce costs and so make a profit, resulting in additional revenues for the government through tax, excise duty and dividends on its remaining holding.

Ten years on, the results have been dramatic. Production now nears two million hls a year, with new brands introduced and exports commenced. Excise and sales taxes have trebled and total tax contributions now exceed Tsh83,000 million (US$79 million) a year. Dividend payments were restarted in 1995 and the company has listed on the Dar es Salaam Stock Exchange, with 22,000 local shareholders able to share directly in the wealth created.

Tanzania Breweries recognises this continued success also depends on helping to overcome poverty and develop the economy. A joint venture with farmers in West Kilimanjaro has re-introduced barley production, brought 6,000 acres back into cultivation and now sustains the livelihoods of many villagers. The company also invests 12.5% of its post-tax profit in a range of corporate citizenship programmes that address the country's education, health, water and infrastructure needs.

# Investing locally

SABMiller companies aspire to be good corporate citizens in the many local communities where we operate around the world. In over 40 countries, we have 81 breweries and 27 bottling plants. Each of those communities has its own needs and concerns, so our approach is to consult and then respond according to local priorities.

Our guiding principles commit SABMiller companies to be a good neighbour in our local communities and to consult regularly. The range of local engagement activity is very wide, involving regular dialogue with interested parties, holding meetings with government officials, organising brewery tours, and supporting community organisations. Some companies undertake formal surveys to assess opinions about their responsible business behaviour and overall reputation and findings are considered in determining future actions.

Increasingly, our companies are producing their own corporate accountability reports or expanding alternative networks to communicate with local stakeholders. In the year under review, our companies in countries as diverse as the Canary Islands, USA and Poland have done so, and this is a trend we intend to encourage.

Our efforts have been recognised in independent surveys. In the year under review, for example, **Tanzania Breweries Ltd** was voted as the 'Most Respected Company' in a Tanzanian survey, and achieved third position in East Africa as a whole. For the fifth year running, **SAB Ltd** was judged 'Most Caring Company' in the annual Business Social Monitor survey.

**Corporate social investment**

An essential part of our commitment to community engagement is corporate social investment, that is the making of cash and sometimes in-kind contributions to a wide range of projects in the communities where we operate. Typically, these are grass roots projects to address pressing local needs, chosen in consultation with those affected. Many of the most significant have been running for five or more years, especially in our most established businesses in South Africa and the USA. The value of these contributions amounted to US$12.9 million, equivalent to 0.9% of group pre-tax profits, with education, health and welfare, and economic development being the main focus areas.

The range of projects around the world is very diverse, as individual companies reflect local needs and priorities. Some are focused on developing the local economy or assisting previously excluded groups. Many are longstanding engagement activities. Since 2000, for example, **Miller Brewing Company** has awarded US$450,000 to more than 40 urban businesses and hosted 20 seminars through the award-winning Miller Urban Entrepreneurs programme. This encourages current and aspiring business-minded professionals to pursue their entrepreneurial dreams.

Since 1998, **SAB Ltd** has run Project Noah to help individuals overcome the negative effects of redundancy/retrenchment. It enables them to rebuild their self-confidence and motivation, determine the options available and make informed decisions about their future. Initially, nine training days are offered, aimed at equipping individuals with an understanding of their circumstances and providing life skills. Then a four-week, action-based, business start-up course gives individuals the opportunity to test ideas and produce business plans. Ongoing help is often necessary, and support is provided for at least a year in order to reduce the risks associated with start-up ventures. A family support module has been introduced so spouses and/or children can also become part of the Noah process.

SABMiller companies are also engaged in environmental and health projects. **Tanzania Breweries Ltd** (TBL) is supporting a clean-up operation in Mchikichini Ward, Dar es Salaam – a deprived neighbourhood of some 15,000 residents with poor sanitation and frequent outbreaks of cholera and malaria. In partnership with the German Development Service, the project aims to train and empower a community-based organisation employing local residents to keep the drains clear and collect solid waste. After the first year, the project hopes to be self-supporting by levying a fee for its services. TBL is contributing approximately half the set-up costs, some Tsh20 milllion (US$19,000), to the project, which began in October 2003.

TBL is also helping with the construction of Pawaga Secondary School in the Iringa region. Included are ten classrooms, accommodation for teachers and an office block. The urgent need for the secondary school was triggered by earlier successes in enrolling children into primary schools under the government's Primary Education Development Programme. TBL

> An essential part of our commitment to community engagement is corporate social investment


BUTIAMA
Tanzania Breweries work in partnership to support a clean-up operation in a deprived neighbourhood of Dar es Salaam.


TANZANIA BREWERIES
Tanzania Breweries was voted first in the 'Most Respected Company' in a Tanzanian survey.

contributed some US$20,000 towards completing the buildings.

Other SABMiller companies are also involved in supporting education and welfare projects, benefiting young people. In Mozambique, for example, **Cervejas de Moçambique** (CDM) is supporting Cidadela das Crianças (Children's Town), home to some 80 abandoned or orphaned children in the Costa do Sol area, near Maputo. As well as a home, the centre offers education and life skills training, with another 400 children attending as day scholars. Run by a local association together with the Ministry of Social Welfare, CDM is contributing US$20,000 over two years. Dr Virgilia dos Santos Matabie, Minister of Women and Social Security Coordination, has commented: "CDM is one of the private sector companies in Mozambique with whom we have a particularly good relationship. They have been proactive and responsive to our call for assistance in supporting our development projects."

CDM has also been supporting Mozambique's hard-pressed education system, as it expands to meet the needs of massive urban growth. Working with the Fundação Para O Desenvolvimento da Comunidade, CDM has helped fund the construction of Moagoanine Primary School in Maputo – which operates on a shift system due to overwhelming demand, with children attending one of three daily teaching rosters – and helping reconstruct 18 classrooms at nearby Hulene Primary School. Some 6,800 children have directly benefited, and CDM has contributed more than US$100,000 to date.

**Moving forward**

Looking ahead, our operating companies will continue to be encouraged to increase their local engagement and their own accountability reporting at country level. We will also be sharing best practice on community investment around the world, learning from the longer-established projects. In recent years, SABMiller as a group has grown rapidly and today spans four continents. We are now reviewing and revising the extent of our engagement with non-profit and intermediary organisations at international level, to reflect better our responsibilities in the communities in which we operate.

# Our soft drinks business


seek to manage our partnerships
in particular in relation to
of carbonated soft drinks.





SABMiller's beverage interests extend beyond brewing to soft drinks operations, both as self-standing businesses and, in some cases, alongside a brewery. We are one of the largest bottlers of Coca-Cola products and, working in partnership with The Coca-Cola Company (TCCC), we seek to manage our corporate accountability issues in soft drinks – based on our guiding principles – just as responsibly as in our brewing operations.

Our interests in soft drinks include a 74% holding in **ABI**, the largest bottler in South Africa, and smaller operations in Angola, Botswana, Swaziland, Lesotho, Zambia and the Indian Ocean Islands of Comoros and Mayotte. Through our subsidiary, **Bevco**, we have an exclusive agreement with TCCC accounting for almost 65% of the soft drinks markets in Honduras and El Salvador. In addition, SABMiller owns **Appletiser** in South Africa, a company producing sparkling fruit juices.

SABMiller's involvement in soft drinks is growing and we are aiming to extend the range of products and brands to meet the different consumer needs for refreshment, as well as nutrition and replenishment.

### Business partnership

The business partnership through which these branded soft drinks reach final consumers is known as the Coca-Cola 'system'. The Coca-Cola Company (TCCC) owns the brands, decides on product contents and promotes them in the market place. TCCC licenses bottlers in each region, which then manufacture and distribute the actual products. That is our role. In South Africa, for example, we are responsible for 60% of sales with three other bottling companies responsible for the remaining 40%. The bottler's role is to source ingredients, other than the concentrate, and packaging and to run the bottling lines that combine the concentrate and syrups with water, sugar, carbon dioxide and other inputs. We then promote and distribute the final products to a network of independent wholesalers, supermarkets, shops, restaurants and hotels, and also to many informal outlets.

Each business in the system and the wider network is responsible for managing its own operations in keeping with its business principles.

Ultimately, it is a partnership, and the local bottling operations take part in joint planning with the regional and local offices of TCCC, addressing both operational issues and wider social responsibility, covering packaging, procurement, marketing, human resource management and public affairs.

### Quality

TCCC sets and controls rigorous standards, so as to maintain the integrity and quality through a process known as The Coca-Cola Quality System – TCCQS. This process is aligned with SABMiller's own internationally accredited quality processes and implemented in all our bottling operations.

### Social impacts

### Responsible marketing

SABMiller takes into account The Coca-Cola Company's principle of responsible marketing, particularly as it affects minors.

Accountability for marketing is clear – the bottling operations are responsible for 'below the line' communication and trade marketing, while TCCC determines all the 'above the line' brand marketing, including consumer advertising. SABMiller marketing management applies the principle of adult consent in the direct promotion and availability of its products in schools and other children orientated settings.

SABMiller bottlers are committed to the promotion of healthy, active lifestyles for young people, for example, by sponsoring educational and sporting bodies. In South Africa, this includes joint support for national sporting events such as the Comrades marathon, the Duzi River Canoe Marathon, Craven Week rugby for schools and the Coca-Cola Cup soccer tournaments.

### Nutrition

Our product range includes mineral water, fruit juices, sport and energy drinks and vitamin-enhanced nutritional drinks. The Coca-Cola Company is responsible for the scientific consumer and product development research. Suppliers of raw materials and ingredients are subjected to quality assurance process audits to ensure that the consumers' nutrition and safety needs are not compromised.

We recognise that there is a debate around the food and beverage industry with regard to the various causes of obesity. This has not surfaced as a major public health issue in the countries in which we have significant soft drinks operations. We will monitor the debate and keep the issue under review.

### Economic impacts

The process of producing and delivering soft drinks to customers creates jobs and income for those involved and tax revenues for governments. This is multiplied when the upstream and downstream impacts are taken into account, ranging from raw material suppliers to retailers and restaurants.

### Environment

As the manufacturer, SABMiller bottling operations play a crucial role in water conservation and purification, energy efficiency and solid waste management. On water minimisation, the bottling process for returnable glass traditionally has higher water consumption than the PET (plastic bottle) production process. In **ABI's** largest returnable glass production facility north of Johannesburg, a comprehensive programme has significantly reduced the water consumption from a ratio of three litres of water to one litre of beverage produced down to 2.5 litres. All SABMiller bottling plants ensure effluents are treated, whether through their own effluent plants, or, as in South Africa, through municipal systems. Here, effluent is separated from storm water and its concentration and volume reduced before entering the drainage system.

### Solid waste management and minimisation

SABMiller bottling operations are all conscious of the need to reduce solid waste and manage the impacts both in their own operations and in the hands of consumers. Within manufacturing plants, waste including PET, plastic closures, glass, paper, cartons and boiler coal is collected, sorted and recycled. Where glass bottles are used, a voluntary deposit system ensures high return and reuse rates. In South Africa, **ABI** supports the glass industry initiative to implement a voluntary levy system, which is trying to increase the recycled content of new glass purchases and extend collection of non-returnable glass.

A new project in South Africa involves ABI working with the Southern and East African region of TCCC in the industry's PET recycling project. ABI is helping set up a bottle recycling infrastructure that has so far collected over 5,000 tonnes of PET bottles, mainly from waste disposal sites. These are being converted into polyester resin for re-use. The aim ultimately is a bottle-to-bottle PET recycling process and the scheme will be expanded to include SABMiller's other Southern African bottlers. Often we work to help educate local communities on better waste management. Angola, for example, has structured a process for shipping post-consumption beverage cans to South Africa for recycling by the not-for-profit organisation, Collect-a-Can.

### Future commitments and targets

As our soft drinks operations continue to grow, we will increase our monitoring of key performance and trend data to allow us to set targets, site by site. On economic impacts, we will keep under review ways to develop the wider benefits, working through formal and informal retailers. We will also continue to work in partnership with The Coca-Cola Company across all issues.

# Governance

SABMiller formalised the management of accountability and social responsibility some seven years ago. The approach is based on our own core values, taking into account legal and regulatory requirements, stakeholder and societal expectations and current market practices. The corporate accountability and risk assurance committee (CARAC) assists the board in the discharge of its duties relating to corporate accountability and associated risk and opportunities. Each SABMiller operation reports internally on its economic, environmental and social impacts every quarter and a full review is published annually.

Interest in the behaviour of companies continues to grow, internationally and in many of the countries where SABMiller operates. Mistrust in systems of corporate governance, fuelled by a few high profile scandals, is resulting in calls for increased legislation and regulation, and for greater transparency and accountability.

Some in business fear this only brings increased costs, bureaucracy and intrusive, non-value adding processes. Within SABMiller, we believe an effective balance is possible between the challenges of successful entrepreneurship, and remaining accountable to our stakeholders for managing the resources of the business. Through a values-based approach, we can achieve our own internal governance standards and demonstrate to external stakeholders that we are acting within both the letter and spirit of the law in meeting society's expectations. Transparent corporate governance is no longer optional if our investors, partners, employees and the communities in which we operate are to view us as credible.

SABMiller's governance structure reflects an integrated and flexible approach. Shareholder and other stakeholder interests alike are managed, controlled and accounted for at board level. This has placed governance in the role of lead agent not only in consolidating the various aspects of corporate accountability, social responsibility and sustainable development, but also in incorporating these agendas into mainstream business activities.

### Corporate accountability and risk assurance committee

The scope and responsibility of board committees is detailed in the annual report on pages 30 to 36. Direct responsibility for our economic, social and environmental performance is undertaken by the CARAC under the chairmanship of the senior non-executive director, Lord Fellowes.

The CARAC's main objective is to assist the board in discharging its duties relating to corporate accountability, taking into account the risks to corporate reputation as identified in the company's risk management process. The committee also provides independent and objective oversight, and reviews accountability information presented by management. During the year, CARAC's formal terms of reference were amended to clarify that responsibility for risk management processes lies with the audit committee.

To achieve its objectives, the CARAC monitors external developments in the practice of corporate accountability and reporting, reviews changes in stakeholder expectations, and decides what external codes for corporate behaviour and best practice guidelines are appropriate. The CARAC assesses the performance of management against key performance indicators (KPIs), targets and benchmarks by receiving and considering reports from the SABMiller businesses.

### Accountability systems

The group corporate accountability team is tasked with implementing activities as directed by the CARAC. The department reports to the director of corporate affairs who is a member of the executive committee and so provides the management link to operational decision-making. This link is being strengthened, with a new corporate accountability steering group of senior executives from business units being formed in the current year to increase representation and participation across the group.

Previously a set of six sub-committees, comprising co-opted management specialists in the areas of finance and economics, human resources, trade relations, communities, governments and the environment met periodically. In 2002 they began a thorough review of internal policies and reporting systems, which was completed during 2003. Going forward, they will meet on a project basis, with the new steering group responsible for ensuring the accountability agenda is aligned with the major strategic functions of the business.

At operating level, country managing directors are responsible for ensuring adherence to the group's values and business principles. They are supported in some cases by divisional-level committees, which deliberate on issues of concern including aspects of accountability. Performance within the operating companies is monitored and assessed every quarter, through an internal reporting process based on a selection of core KPIs. Every six months the results are presented for consideration to the board.

At the end of the year, a comprehensive questionnaire, covering more than 250 issues and indicators, forms the basis of annual reporting. Local managing directors personally sign off for its accuracy and completeness. In addition each managing director and finance director provides an annual 'letter of internal representation' certifying their operation's compliance with SABMiller systems of control. These include environmental protection, ethics, local labour laws, a range of notifiable occurrences and progress towards achieving the full corporate accountability framework of mission, values and guiding principles.

### Standards and assurance

We remain committed to adhering to external voluntary codes and standards and, where appropriate, participating in their development and application. These include the Universal Declaration of Human Rights, OECD Guidelines for Multinational Enterprises, Commonwealth Business Council Corporate Governance Principles, the Global Reporting Initiative and AA1000.

During the year under review, we retained our memberships of Business for Social Responsibility in the United States, AccountAbility in the United Kingdom and the International Business Leaders' Forum. We also participated in the UNEP/SustainAbility assessment of global corporate reporters. While the results were not published, we were pleased to have improved our ranking for the third year running.

Our systems of performance monitoring, assessment and reporting undergo an assurance process, to ensure the results are material, complete and responsive to the needs of our stakeholders. Our approach to assurance operates at three levels:

- Internal audit checks on internal systems of control and reporting
- External audit of our financial statements by PricewaterhouseCoopers LLP, whose scope of work and responsibility is set out in the annual report on page 53
- The external assurance and commentary provided by The Corporate Citizenship Company, as set out on page 45.

### Reporting scope and boundaries

For the purpose of internal accountability reporting, all businesses where SABMiller has day-to-day management control or influence are included in the quarterly accountability core KPI monitoring. Our external accountability reporting maintains this scope, but there is a two-year exemption for operations newly acquired or built. Under this approach, our Angolan bottling companies are included in the report for the first time.

During 2003, SABMiller reached agreement with the shareholders of Birra Peroni S.p.A in Italy to acquire a 60% interest. Our Indian subsidiary entered into a joint venture with Shaw Wallace and Company Ltd to combine both brewing interests in a substantially new business. For accountability reporting purposes, these transactions fall within the two year exemption period. Accordingly Italy and India are not reported on here, and only our long-standing Chinese businesses are included to the extent that data are available.

Southern Sun Hotels and Gaming group, which was included in previous reports, was partially disposed of in March 2003 with Tsogo Investments now having a 51% interest and thus controlling the business. These operations are therefore not included.

### Stakeholder engagement

For the group-wide framework, we have identified our stakeholders as: investors, business partners, employees, customers, consumers, suppliers, governments, communities and their representative organisations; in addition we regard future generations as a stakeholder concerning the environment and our commitment to sustainable development. During the year under review, we have conducted an evaluation of key audiences and the representative organisations with whom we engage. We commissioned an external agency to audit perceptions among a cross section of opinion formers in our major markets and consulted a selection of employees too.

Reflecting the increased size and international spread of the business, during 2004 we are expanding engagement at group level and will report back on the outcomes in future. We are also planning to extend existing stakeholder engagement at operating company level and are exploring the scope for increased accountability reporting country-by-country.

# Guiding Principles

At SABMiller we seek to meet our goal of creating long-term value for our shareholders, while living out our values and guiding principles throughout our operations.

*Shareholders*

**SABMiller is committed to increasing long-term shareholder value, exceeding that achieved on comparable investments.**

- *Corporate governance* SABMiller is committed to an open governance process, which protects the sustainable value and reputation of the company by managing the business effectively and in compliance with legal requirements and best practice in governance.
- *Return on investment* SABMiller seeks to maximise total shareholder return (TSR).
- *Communication with investors, lenders and analysts* SABMiller values the support of all its providers of capital and seeks to communicate with them regularly and openly, providing reliable and timely information about the company.

*Partners*

**Guided by its values, SABMiller seeks to build long-term relationships with its business partners to achieve mutual sustainable success.**

- *Franchisors and partners* SABMiller seeks to do business with those joint venture partners and franchisors that share its company values.

*Other providers of capital*

**SABMiller will meet its obligations towards other providers of capital.**

*Customers/Consumers*

**SABMiller provides brands and services of consistently high quality and value.**

- *Value, price and quality* SABMiller provides brands and services of consistent high quality and value, to meet the needs and standards of its consumers and industry customers worldwide.
- *Product safety* SABMiller is committed to providing products which are safe for their intended use.
- *Advertising and promotions* SABMiller advertises and promotes its products in an honest and ethical manner, which respects the values of its consumers' societies.
- *Innovation* SABMiller aims for continuous improvement at all levels in the group by encouraging employees to be creative, innovative and open to new ideas.

*Suppliers*

**SABMiller engages its suppliers to achieve long-term mutually beneficial relationships.**

- *Suppliers and services* SABMiller always endeavours to meet its legal and contractual obligations to suppliers, including the timely settlement of accounts. We seek to work together to achieve consistently high standards in materials and services supplied.
- *Supplier diversity* SABMiller encourages diversity within all the group's commercial associations, particularly the involvement of disadvantaged people, minorities and local businesses around the world.

*Employees*

**SABMiller seeks to be a preferred employer.**

- *Salary and benefits* SABMiller remunerates its employees fairly, according to skills and performance, by reference to competitive industry and country conditions and within a rewarding work environment.
- *Health and safety* SABMiller recognises that productivity is directly related to the health, safety and welfare of its employees. SABMiller companies promote continual improvement in health and safety performance, through the involvement of employees and the auditing of compliance with health and safety legislation and industry safety standards.
- *Employee development* SABMiller seeks to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the group.
- *Employee diversity* SABMiller companies understand and respect the wide range of human diversity in which they operate and encourage inclusiveness with regard to human resource practices, irrespective of (among others) nationality, race, gender and physical disabilities.
- *Fair employment practices* SABMiller is committed to fair treatment of employees: timely, honest and respectful communication, and freedom of expression. SABMiller recognises the right to freedom of association of employees and further recognises that trade unions and collective bargaining form a normal part of labour/management relations. Appropriate employee participation in problem-solving and decision-making is encouraged.
- *Ethical behaviour* SABMiller promotes ethical behaviour and will not tolerate violation of human rights nor any illegal activity, including bribery and corruption. Group employees may not comment unfavourably on the products, management or operations of competitors.

*Communities*

**SABMiller contributes to improving the quality of life in the communities in which it operates.**

- *Local economic impact* SABMiller companies seek to have a positive impact on local economies, through profitable and sustainable commerce.
- *Social aspects of products* SABMiller acknowledges that alcohol products can be issues of concern, and we therefore promote the responsible use of our products.
- *Social development* SABMiller seeks to be actively involved in partnerships which bring measurable benefits to people in communities where it operates.
- *Consultation* SABMiller seeks to be a good neighbour in local communities. We will consult on social issues and the environmental impacts of our operations.

*Governments*

**SABMiller will engage constructively with the governments of the countries in which it operates.**

- *Compliance with the law* SABMiller companies will comply with the laws and regulations of the countries in which they operate.
- *Competition* SABMiller believes in free market competition and will conduct its activities within the framework of applicable competition laws.
- *Party political support* The group and its subsidiaries will not make political donations other than by exception, and in an open and transparent manner.

*Current and future generations*

**SABMiller is committed to the goal of sustainable development, including the natural environment.**

- *Material and energy use* SABMiller companies will continuously monitor and seek to minimise the environmental impact of the movement and use of materials, energy, facilities and other resources in their operations. They will implement natural resource conservation programmes, particularly water usage in beverage operations.
- *Effluents and emissions* SABMiller companies will adapt and implement technologies to limit and/or reprocess effluents, emissions and wastes, including refrigerants, and to rehabilitate resources where practical.
- *Reduce, reuse and recycle* SABMiller companies will promote reuse and recycling initiatives both in business operations and in communities, particularly of used packaging materials.

# Economic review

The first responsibility of a business is to be successful at doing its job – providing the quality goods and services that customers rely on, at a competitive price, thereby creating wealth for the benefit of everyone with a stake in the enterprise. SABMiller seeks to conduct its business ethically and responsibly, in the firm belief that this approach supports its long-term commercial success.

### Impacts at a glance

- Cash value added up 44% on the previous year, with governments taking a record share.
- Total shareholder return of 74% over five years since London listing.
- 1.6 million jobs supported among suppliers and distributors.
- Average value of purchasing made in-country for the group at over 80%.
- Record equity spend with suppliers in South Africa.
- Stronger checks on supplier ethics.

### Maximising shareholder return

The value which a company returns to its owners is best measured by total shareholder return (TSR) – the combination of share price appreciation and dividends returned over the medium to long term. Recent measures of shareholder return are impacted by the significant decline in equity indices over the past five years. However, since SABMiller moved its primary listing to the London Stock Exchange in March 1999 the FTSE 100 has produced a TSR of negative 17% while the group has produced a TSR of positive 74% as at the market's close on the date of our preliminary 2004 results announcement.

A breakdown of our shareholders is shown in Table 1 and further information is provided in the annual report.

### Local economic impact

As described more fully previously (see pages 19 to 21), our business activities benefit a broad range of stakeholders. We use a statement of cash value added to demonstrate this. (See Table 2.) In addition, we monitor the extent of local purchasing, country by country and where this is relatively low, we are seeking to build economic and agricultural capacity. (See Graph 1.) We also estimate the number of jobs this spending sustains in our suppliers, as well as the larger number supported in our forward linkages as our products go into the market and reach their end consumers. We have updated these multipliers for Miller Brewing Company, using Beer Institute data as this is the best available for our sector. (See Table 3.)

In South Africa, our companies try to extend business opportunities to enterprises that promote participation of previously disadvantaged individuals, including black people, women and people with a disability. Under 'commercial equity', they set targets to increase the amount of purchasing they make from businesses that are owned and operated by people who were previously socially, politically and economically disadvantaged. (See Table 4.) Examples of these measures are given on page 20.

### Quality and innovation

In SABMiller, we are committed to providing customers with products and services that are of consistently high quality and value, and always safe for their intended use. In the year under

# Economic review

review, our accountability review process was revised and extended by a specialist trade relations working group. An extended range of performance data and systems information from group companies is now assessed, covering product integrity, quality, innovation and customer service.

All but one company report having documented product and process specifications meeting group standards for all brands. All except four report that products have been despatched in keeping with group quality standards; the four reported exceptions have measures in hand to achieve required performance levels.

**Responsibility in trade**
Our guiding principles commit SABMiller companies to advertise and promote their products in an honest and ethical manner, respecting the values of the societies in which they operate. The annual accountability review requires our companies to report whether they adhere to the SABMiller marketing code of ethics and the number of instances where complaints are upheld about marketing practices. The only exception is Miller Brewing Company which, along with the whole beer industry in the United States, is required to adhere to its own industry marketing code of ethics on compliance with Federal and State laws regulating the sale of beer. Examples across the group of cases reported with regard to competitor complaints or infringements of local industry or government marketing regulations were as follows:

- In Tanzania, a competitor complained and Tanzania Breweries agreed to share its third party distribution network with its competitor's product.
- In the USA, where an Administrative Case Notification was received from the Texas Alcoholic Beverage Commission concerning promotional activity at the Lucky Eagle Casino; the charge is denied but the case was outstanding at year end.

**Supplier ethics**
In 2003's accountability report we committed to exploring with our suppliers how best to extend into the value chain the standards of corporate behaviour we set for ourselves. Our aim is for SABMiller companies to make major suppliers aware of the standards we expect and, to the extent practical, assess adherence.

As part of the trade relations review, each company reports on whether an established process is in place to communicate SABMiller's ethics and values to suppliers. They also now report whether they are satisfied that no supplier has deliberately breached local environmental legislation or recognised ILO standards. A formal communications process was operating in all but six instances. However, in four of these, informal procedures were in place to ascertain that no breaches had occurred. The position in the remaining two is being rectified.

In addition, we have explored the feasibility of direct engagement with major suppliers. After an initial exercise to assess our supply chain, questionnaires were sent to a selection of large 'tier one' suppliers in the United States, covering both environmental issues and labour standards on health and safety. In almost all cases, the answers were satisfactory; where not, corrective action is being taken. Going forward, we are now considering how best to engage on a broader range of accountability issues and developing a more formalised approach to addressing accountability in supply chain management.

Table 1

## Ordinary shareholding analysis

| | Number of shareholders | Percentage of share capital |
|---|---|---|
| **Portfolio size** | | |
| 1 – 1,000 | 16,886 | 0.54 |
| 1,001 – 10,000 | 5,712 | 1.69 |
| 10,001 – 100,000 | 1,248 | 4.30 |
| 100,001 and over | 658 | 93.47 |
| | **24,504** | **100** |
| **Category** | | |
| Individuals | 17,692 | 3.66 |
| Pension and provident funds | 320 | 4.72 |
| Banks, nominees, insurance and finance companies | 1,240 | 33.50 |
| Trust funds and investment companies | 3,570 | 13.62 |
| Other corporate entities | 1,682 | 44.50 |
| | **24,504** | **100** |

Holdings extracted from the register of ordinary shareholders at 31 March 2004.
Details of individual holdings exceeding 3% are given in note 36 of the annual report.

Table 2

## Group cash value added

for the year ended 31 March 2004

| | 2004 US$m | 2003 US$m |
|---|---|---|
| **Net cash generated** | | |
| **Customers, consumers and investment income** | | |
| Cash received by SABMiller for the supply of its products | 11,239 | 8,100 |
| Cash returns on investments (1) | 87 | 68 |
| **Suppliers** | | |
| Cash payments outside the group for materials, facilities and services purchased | (5,716) | (4,278) |
| **Group cash value added (2)** | **5,610** | **3,890** |
| **Distribution of cash value added** | | |
| Remunerate employees for their services (3) | 1,233 | 960 |
| Pay direct and excise taxes to state treasuries (4) | 2,440 | 1,567 |
| Provide lenders with a return on borrowings | 219 | 170 |
| Provide shareholders with cash dividends (5) | 463 | 340 |
| Corporate social investment (6) | 13 | 13 |
| Political donations (7) | 2 | |
| Cash retained in the business to fund future growth (8) | 1,240 | 840 |
| | **5,610** | **3,890** |

**Notes:**
(1) Dividend income and interest received.
(2) The physical cash that SABMiller received during the year from its operations.
(3) Employee salaries and benefits, including amounts paid to government institutions (employee taxes, levies and unemployment funds) on behalf of employees. This also includes the company contributions.
(4) This includes company tax, secondary tax on companies (payable as a result of declaring dividends) and excise duties.
(5) Shareholders receive dividends and capital growth in return for the funding provided. Only dividends will lead to an outflow from the company. Capital growth is realised on the various stock markets.
(6) Voluntary investment of funds in the broader community, where the target beneficiaries are external to the company. This excludes legal and commercial activities or where the purpose is exclusively commercial with no significant public or social good, such as pure marketing, employee benefits or public relations activities.
(7) Political donations of US$0.7 million were not split out for the purposes of the cash value added for 2003.
(8) Cash retained to fund future acquisitions and/or asset purchases used to enhance the earning potential of the company.



## Distribution of cash value added

- ■ Remunerate employees for their services(3) **22.0%** (2003: 24.7%)
- ☐ Pay direct and excise taxes to state treasuries(4) **43.5%** (2003: 40.3%)
- ☐ Provide lenders with a return on borrowings **3.9%** (2003: 4.4%)
- ☐ Provide shareholders with cash dividends(5) **8.3%** (2003: 8.7%)
- Corporate social investments(6) **0.2%** (0.9% of pre-tax profit) (2003: 0.3%)
- Cash retained in the business to fund future growth(8) **22.1%** (2003: 21.6%)

# Economic review

Graph 1
**Supplies sourced in-country**


100
90
80
70
60
50
40
30
20
10
Percentage
SABMiller Group
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
Other Beverage Interests
SAB Ltd
2003
2004

Table 3
**Miller Brewing Company: jobs multiplier**

| | |
|---|---|
| **Directly employed** | **5,536** |
| **Backward impact: Jobs supported in the supply chain** | |
| In agriculture | 4,338 |
| In business and services | 13,860 |
| In finance | 3,530 |
| In manufacturing | 8,753 |
| In transport and communication | 3,361 |
| In other industries | 9,756 |
| **Total** | **43,598** |
| **Forward impact: Jobs supported in retail and distribution** | |
| In wholesaling | 12,570 |
| In retail | 93,552 |
| **Total** | **106,122** |
| **Total employment** | **155,256** |

*Source: Beer Institute using 2003 data.*

Table 4
**Commercial equity**

| | Amount US$m | Percentage of total purchases | Percentage increase 2003 to 2004 |
|---|---|---|---|
| SAB Ltd | 103.7 | 11.7 | 52.5 |
| ABI | 38.9 | 6.2 | –[1] |
| Total | 142.6 | | |

[1] Not previously determined using same basis of calculation.

# Social review

SABMiller's approach to corporate accountability recognises that a business is not just an economic entity generating wealth. It also has impacts in the social sphere: these affect the people who contribute their labour, consumers who use our products, governments who depend on the revenues we generate and the communities who are our neighbours.

### Impacts at a glance

- Performance up in 11 out of 12 key indicators of human resource management.
- Investment in training increased to 3.5 days per employee on average.
- Overall accident rates down.
- Stronger approach to business ethics implemented in local operations.
- Contribution to public revenues exceed US$3,000 million.

### Employers of choice

SABMiller companies aspire to be employers of choice. Our guiding principles set out the commitments we make on the full range of human resource (HR) management issues, such as health and safety, respect for human rights, opportunities for personal development and ethical behaviour. Graph 2 shows the regional spread of employees around the world while Graph 3 shows the split by grade, both reflecting the scope of the annual report.

### Managing key performance issues

We monitor worldwide HR performance through a selection of key performance indicators. However group averages can mask variability in performance, as large well-performing operations can influence the group-wide average.

So two years ago we developed a new grading system, to assess the management approach of each operation on 12 priority HR issues. We reported these for the first time in 2003, along with targets for improvement, and have repeated the approach this year.

Each operation assesses its current approach against one of four stages of development, according to a precise definition, and sets itself a target for improvement. The summary gradings for the two years are presented in Figure 2, along with an example of the assessment criteria (health and safety).

Operations reported that management of 11 of the 12 priority HR issues (retirement benefits being the exception) has improved during the year under review and further targets for improvement have been set going forward.

### Skills and development

Investment in training across the group averages 3.5 days per employee, excluding Miller Brewing Company (Miller), up on the previous year's performance of 3.2 days. (See Graph 4.) The required level of investment in training varies according to the individual operation's level of development, particularly the technical complexity of its equipment.

### Health and safety

The first responsibility of any employer is to provide working conditions that are as safe as practical. Self-assessment of the management approach to health and safety in our local operations, including HIV/AIDS, shows this is one of our strongest performing areas, with the emphasis on prevention and the creation of a safety culture. (See Graph 5.) In addition, we monitor two indicators that show when systems and procedures fail and accidents do occur: the total number of reportable injuries and the disabling incident frequency rate (DIFR), a benchmarkable indicator.

The South African National Occupational Safety Association (NOSA) sets a best practice threshold of 1.5 for achieving its five star rating. Worldwide our average DIFR performance bettered this at 1.2, down from a figure of 1.7

# Social review

three years ago. The majority of operations are below 1.0, with Miller and Central America the main exceptions. (See Graph 6.)

In total, there were 433 reportable injuries among our employees. Over a quarter of these occurred at Miller which reported a reduction of 7% in the number of injuries from the prior year. At Miller, an ammonia release resulted in a fine of US$20,000 with no resulting lost work days.

Most regrettably, two employees of ABI in South Africa lost their lives, as did the crewman of an owner-driver operating under contract.

As access to medical facilities varies widely in the countries where we operate, the annual accountability review also surveys the extent that our employees are covered either by state medical facilities or by company medical care. In addition, availability of occupational healthcare is reported. On both measures, the position is now nearly universal.

### Diversity

In addition to measuring the management approach, we track several indicators that allow an assessment of diversity performance, including representation of women in management. Women comprise 19% of the total workforce and 22.3% of management. All business divisions except Miller showed an increase, but Miller's size caused the company-wide average to fall from 23.2% the year before. (See Graph 7.)

In South Africa, our businesses monitor their progress in meeting targets required under the Employment Equity Act. Strong growth was seen across the board for our South African businesses for the year under review. The proportion of asian, black and coloured representation in the total South African workforce increased from 63.2% to 71.3% with the greatest increase being seen in senior executives where the proportion increased from 3.6 to 24.4%. (See Graph 8.)

We also monitor the number of expatriate executives working away from their home countries. Our general approach is to invest in training so that each business has the necessary skills locally. However, when a new acquisition is being integrated, some transfer of personnel is necessary. We also use overseas postings as a way to further experience in up-and-coming managers. In total 156 employees were expatriate in the year under review, including 40 in Africa, 37 in North America and 64 in Europe.

The extent to which disability is perceived by stakeholders to be a priority issue is assessed, and where this is the case, companies seek to incorporate appropriate action into their strategic business plans. Among those reporting in the affirmative are South Africa, El Salvador and the Canary Islands – countries where governments have set a target employment level for people with a disability.

### Business ethics

In a further strengthening of our approach, all SABMiller companies were required to have their own local written codes of conduct or ethics. The accountability review confirms this was achieved during the reporting period, with the exception of Angola which launched its code in April 2004. Companies are required to report if they publicised the code to employees during the year – all except two did so – and whether there is general communication, formal or informal, within the organisation about procedures and activities that are considered acceptable behaviour – all reported there was.

Furthermore, companies are asked to report on whether adequate processes exist to detect non-compliance with the ethics policy. Generally the position is strong but in those instances where mechanisms such as gifts registers are not yet in place, action is being taken. In addition, the audit committee has recently approved whistleblowing arrangements for roll-out to group companies to update processes in place as well as to fill in any gaps. For the year under review, no incidents of bribery and corruption were reported.

### Human rights

SABMiller upholds the expectations of the Universal Declaration of Human Rights and believes its employment practices also conform to the core labour standards of the ILO. No SABMiller group company employs or otherwise engages children under the age of 16.

Our guiding principles respect the freedom and equal dignity of all people without distinction of any kind, such as race, colour, gender or religion. They pledge equal pay for equal work and fair remuneration, with adequate protection for health and well-being. They provide for reasonable working hours and periodic holidays with pay. Implicit is the preclusion of any use of slavery and their opposition to servitude; explicit is the acknowledgement of the duties that the company owes to the community.

The guiding principles also explicitly recognise the right to free association, to join trade unions, to choice in employment, and to just and favourable conditions of work. Average group-wide trade union membership is 43%. (See Graph 9.)

### Employee engagement

We strongly believe that effective HR management results in employee satisfaction and improved performance, which ultimately benefits the business. Our commitment to our employees is reflected in loyalty to the company. 56% of employees across the group have more than five years service with their company. (See Graph 10.)

Employee relations remain very positive, with no days lost due to strike action. During the year under review, group companies report that a total of 317 employees were involved in industrial tribunals. Of those concluded by the year end, the company lost 10 cases and 76 were settled.

### Responsibility to consumers

Our social impact as a business extends to the use of our products by consumers. We have reported earlier in this report on our approach to the social aspects of alcohol and soft drinks. To monitor performance of our policies, SABMiller companies report through the accountability review the number of complaints about marketing generally and about breaches of local codes of advertising practice. In the year under review, complaints were upheld in three countries.

In the Canary Islands, 64 complaints were received by Compañia Cervecera de Canarias, mainly about an advert that included a pregnant woman. The advert was immediately cancelled. In Hungary, a regional authority imposed a fine on Dreher because external signage was placed in proximity to a pharmacy. In South Africa, one complaint was made to the Advertising Standards Authority about a Miller Genuine Draft poster 'at least the beer is pure'. The ASA ruled that the advert was sexist and disparaging to women, and SAB Ltd withdrew the print advertisement at once.

In addition to these complaints upheld, Miller received 3,003 consumer complaints concerning its advertising in the United States. The vast majority related to a single Miller Lite commercial, 'Catfight'. However, Miller believes the advert was fully in accordance with agreed industry and marketing advertising codes and standards, and did not withdraw it.

This year we have included an assessment of the extent to which group companies have formal policies in place to ensure the privacy of consumer data. In the majority of instances, our companies do not have direct relations with final consumers, as their products are sold by a range of intermediaries. However, in the more developed markets, such as in South Africa, signed confidentiality agreements are in place for consumer research services with external agencies and SAB Ltd adheres to the Southern African Marketing Research Association's code of conduct.

**Open relations with governments**

Our guiding principles commit us to constructive engagement with governments and their regulatory agencies, based on open and arm's-length relationships. State authorities benefit very considerably from the wealth the business creates, by more than US$3,000 million in the year under review as a result of direct and excise tax. (See Graphs 11 and 12.)

Given their power to tax and regulate our operations, it is important we are active in protecting our legitimate business interests. This we do openly and transparently, without intervening in partisan politics. Whilst it remains the group's policy that political donations are only made by exception and in accordance with local laws, after careful consideration, the following political donations were sanctioned during the year.

The group provided funding to those political parties in South Africa's parliamentary election in 2004 that, in addition to a commitment to democracy, had demonstrated voter support by receiving at least 1% of the total votes in the 1999 parliamentary election. It is our belief that a strong democracy requires healthy political parties, particularly in a newly established democratic system like South Africa and, accordingly, an amount of R5 million (US$700,000) has been distributed across the six largest parties, pro-rata to their level of support in the 1999 parliamentary election.

During the year under review, Miller Brewing Company made contributions to the campaigns and office running costs of individual elected officials who indicated their support for the beer industry in states that permit such donations. The majority of donations were for US$1,000 or less, amounting in aggregate to US$700,000.

The group's operations in Central America made donations of US$400,000 in the context of municipal and presidential elections that were held in the final quarter of the year ending 31 March 2004.

As part of the accountability review, SABMiller companies report on prosecutions or fines resulting from non-compliance or breaches of legislation, together with any formal investigations or major disputes with governments or regulators. Excluding discussions and disputes over tax and excise computations, the following incidences were reported for the year under review.

In the Czech Republic, the Competition Board levied a fine of CZK2.3 million (US$84,000) and required that exclusivity and minimum volume provisions with pubs be altered. Plzeňský Prazdroj is contesting the order in the Regional Administrative Court. In Russia, investigations by authorities on currency related issues found minor administrative errors and a US$5,000 fine was levied.

**Engaging with communities**

We have reported above on our worldwide community engagement activity. One indicator is our voluntary contributions to community causes. Our group-wide CSI policy is presented in Figure 3. The table below sets out how our US$12.9 million was allocated.

| | |
|---|---|
| Education | 18% |
| Welfare | 21% |
| Health | 5% |
| Environment | 8% |
| Arts, culture and recreation | 11% |
| Multiple impact projects | 37% |

# Social review

Graph 2
**Employees by division**
(Total employees 39,358)



SABMiller Africa 18%
SABMiller Europe 26%
Miller Brewing Co. 15%
Central America 19%
Other Beverage Interests 9%
SAB Ltd 13%


Graph 3
**Employees by grade**



Executives 3%
Managers 12%
Supervisory/skilled 39%
Non-supervisory 46%


Graph 4
**Training days per employee 2004**



8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
SABMiller group
SABMiller Africa
SABMiller Europe
Central America
Other Beverage Interests
SAB Ltd


*Miller Brewing Company currently assesses training levels on a different base.*

Graph 5
**Assessment of management approach: Health issues**



A
B
C
D
Primary healthcare
Health and safety
AIDS
Performance level 2003
Target for 2004
Performance level 2004
Target for 2005


Figure 2

**Management approach to key human resource issues**

| | 2003 | 2004 |
|---|---|---|
| Labour turnover | B+ | A– |
| Training and development | C+ | B– |
| Performance appraisal and career management | C+ | B |
| Diversity | C+ | B |
| Primary healthcare | B | B+ |
| Health and safety | B– | B+ |
| AIDS | B– | B+ |
| Internal communication | B– | B+ |
| Negotiation and consultation | B+ | B+ |
| Staff attitude surveys | C | B– |
| Market related salaries | B | B+ |
| Retirement benefits | B+ | B |

For more details on health issues see Graph 5 and example below.

**Management approach grading example: Health and safety**

**A. Advanced**
A recognised health and safety system exists. Safety committees are constituted at each site. Effective record keeping for all safety issues is in place. Internal audits are conducted regularly, and external audits are conducted annually, with good results. A health and safety training and communication programme is in place, which includes the use of visual management.

**B. Developed**
A recognised health and safety system exists. Safety committees are constituted at each site. Effective record keeping for all safety issues is in place. Audits as to safety standards are conducted annually. Health and safety training is provided to staff.

**C. Established**
A health and safety system exists. Safety committees are constituted at each site. Effective record keeping for all safety issues is in place. Internal audits occur from time to time. Basic safety training occurs where needed.

**D. Emerging**
Health and safety is dealt with in an ad hoc manner, as is record keeping. Safety committees are constituted. Basic safety training occurs where needed.

Graph 6

**Disabling incident frequency rate 2004**


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
SABMiller group
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
Other Beverage Interests
SAB Ltd

Graph 7

**Women in management**


Percentage
35
30
25
20
15
10
5
SABMiller group
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
Other Beverage Interests
SAB Ltd
2003
2004

Graph 8

**Asian, black and coloured representation in South Africa**


Percentage
100
90
80
70
60
50
40
30
20
10
All grades
Executives
Management
Supervisory and skilled
Non-supervisory
2003
2004

*Data for 2003 has been restated as Southern Sun Hotels and Gaming group which was included in previous reports is no longer included in the reporting scope.*

Figure 3

**SABMiller Corporate Social Investment Policy**

SABMiller embraces its obligations of corporate citizenship towards, among other stakeholders, the communities in which it operates. Accordingly, SABMiller group companies will seek to contribute meaningfully to the economic, environment and social well-being of these communities, while aiming concurrently to build and sustain its corporate reputation and conditions conducive to profitable business.

In line with its values and guiding principles – particularly those relating to community involvement and consultation – in order to further this policy, SABMiller will:

- Concentrate its efforts in local operations, in response to local stakeholder needs and circumstances but undertake limited, strategic investments at both regional and group levels;
- Aim to be as professional in managing its impact on society and community relations as it is in all its commercial activities and take into account the wider context in which the business operates in its decisions;
- Develop at all levels, appropriate and transparent CSI policies and criteria for investment, which inform and guide both the donors and the beneficiaries;
- Develop a range of responses from philanthropic giving, to social investment and commercially-led initiatives with direct community benefits, with a selected number of community partners with whom it shares common goals – through donations of cash, product, equipment or use of company premises or the services of employees provided by the company;
- Become involved in programmes in a responsible and innovative way, based on the principles of mutual advantage and benefit to the company and the community;
- Enter community partnerships on the understanding that while proactive initiatives have merit they must first and foremost be acceptable to the beneficiaries and, as such, an 'interactive' rather than 'proactive' approach is the one of choice; and
- Commit to measuring the effectiveness/impact of community partnerships through individual project evaluation measured against project goals and objectives and act on the results.

# Social review

Graph 9
**Trade union membership**



70
60
50
40
30
20
10
Percentage
SABMiller group
SABMiller Africa
SABMiller Europe
Miller Brewing Company*
Central America*
Other Beverage Interests
SAB Ltd
2001
2002
2003
2004


*Data for Miller Brewing Company and Central America is available for 2003 and 2004 only.*

Graph 10
**Staff with service of five years or more**



100
90
80
70
60
50
40
30
20
10
Percentage
SABMiller group
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
Other Beverage Interests
SAB Ltd
2003
2004


Graph 11
**Taxes paid by division**



SABMiller Africa 9%
SABMiller Europe 27%
Miller Brewing Co. 33%
Central America 1%
Other Beverage Interests 7%
SAB Ltd 23%


Graph 12
**Total taxes paid by type**



Excise/duty 47%
Sales/turnover 33%
Import/customs 2%
Company income 6%
Employees 3%
Purchase 8%
Other 1%

# Environment review

SABMiller's core business as a beverage producer has relatively low immediate environmental impacts. Our commitment is to minimise these where possible and to work with others towards long-term sustainability, recognising the need to maintain the supply and quality of natural ingredients – barley, hops, sugar, fruits and, above all, water – that go to make up our beer and soft drinks.

### Impacts at a glance

- More efficient use of water in all divisions.
- Improved performance on effluents.
- Reduced emissions of carbon dioxide.
- Improved efficiency in electricity.
- Eco-efficiency of soft drinks operations increased on most measures.
- Twelve more operations with ISO accreditation or EMAS equivalent.

This year we have continued to expand the group-wide environmental management system, based on the principles underlying the ISO 14001 standard. We have expanded the number of reported indicators and improved the accuracy of others. The number of local operations with environmental management systems has risen to 31 comprising 55 sites with formal, independent, externally certified systems.

We have again entered the UK's Business in the Environment Index, for the fourth year running, as this offers a benchmark of our progress against more than 150 other leading companies. Our score increased seven points to 62.75%, with notable results in leadership, policy and assurance. However, our overall ranking in the Index fell slightly, as other companies improved more strongly. We continue to lag our sector peers, notably on setting objectives and targets and on supply chain engagement.

### Compliance

All group companies are required to report incidences of non-compliance with local legal standards, together with the remedial action they are taking.

In total, fines worth US$42,123 (2003: US$109,484) were levied by public authorities, arising from four incidents:

At Alrode Brewery in South Africa, suspended solids in effluent rose above municipal limits (US$24,600 fine). Initial attempts at effluent purification having proved unsuccessful, approval was granted to build a new effluent treatment plant during the current year.

In Swaziland, effluent exceeded the permitted standard, resulting in a fine of US$339. A new effluent balancing tank is now being built to reduce loads on the municipal treatment plant, and minimisation techniques applied in the meantime.

In Hungary, discharged waste water also exceeded the legal limits (US$13,197 fine). The feasibility of a biological treatment plant is being reviewed and meanwhile action is being taken including a yeast collection system and a centrifuge at fermentation stage.

In Romania, waste water composition also exceeded limits (US$3,987 fine). Plans to deal with effluent treatment over the next three years in Romania are in place.

# Environment review

## Environmental impacts

In the year under review we made continued progress in reducing our main environmental impacts, as measured through efficiency ratios comparing impacts with production levels. Our overall performance falls within international good practice levels according to such external benchmarks as are available. Here we report on the main inputs to the brewing process, especially water, on energy consumption and greenhouse gas emissions and on waste outputs. We also report the headline environmental indicators for sorghum beer and soft drinks which have smaller production volumes than clear beer. A summary of our environmental footprint can be found in Table 5.

To ensure comparability and to improve accuracy of trend data, some previous year figures have been recalculated on a like-for-like basis with updated and corrected information, principally relating to North America.

### Inputs, including water

Our largest single input to the production process is water. Total water use in clear beer was 550 million hectolitres, a 3.7% increase on 2003. Two-thirds is sourced from municipal or town water supplies. (See Graph 13.) The key performance indicator (KPI) for the brewing industry is the water to beer ratio – that is the total amount of water required for all purposes including ancillary functions to produce one unit of beer. UNEP has found that figures of between five and six hectolitres of water per hectolitre of clear beer represent good international practice.

Our average ratio for water use across all clear beer operations was 4.79 hl/hl, slightly down on the previous period (4.92 hl/hl). All divisions reported improved performance. (See Graph 14.)

This year we are reporting for the first time the volumes of the other major inputs. (See Table 6.)

### Energy, including electricity

Our two main energy sources are electricity, either purchased from national grids or generated on site, and thermal energy mainly for boilers. This year we are able to publish data on thermal energy consumption for individual divisions, as accuracy and availability has improved, notably calorific heating values for fuels in some of the developing countries. Average thermal energy consumption for clear beer is 142 mega joules of energy per hectolitre of production. (See Graph 15.)

We continue to report efficiency ratios for electricity and we have good trend data. The average across clear beer operations improved slightly to 10.14 kWh/hl, compared to 10.33 kWh/hl the previous year. Overall, we remain within norms for good international practice which are considered to be between eight and 12 kWh/hl, according to a UNEP study. (See Graph 16.)

### Effluent

The brewing process produces significant volumes of liquid effluents, typically containing high COD and BOD (chemical oxygen demand and biological oxygen demand). If released untreated, the high organic content would threaten the ecology of the receiving water body, so effluent is either treated on site, where practical, or safely discharged, mainly to third parties for treatment such as municipal sewerage systems. The average COD of effluent discharged by our clear beer operations was 1,866 mg/l, an improvement on the previous period (2,019 mg/l). This falls within the characteristic range for brewery effluent identified by the World Bank of between 1,800 and 3,000 mg/l.

The overall average ratio for effluent produced across all clear beer operations improved to 3.16 hl/hl, from 3.27 hl/hl in 2003. This indicates improved production processes due to advanced reclamation systems in modern breweries. All divisions improved their performance, with the exception of Central America. UNEP estimates show standard international practice for clear beer effluent is around 3.5 hl/hl. (See Graph 17.)

### Greenhouse gas emissions

Carbon dioxide ($CO_2$) is the most prevalent of the group of six gases identified as contributing to global warming. Within our operations, the main contributor is from fossil fuel combustion and we use the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol (GHG) to calculate our emissions.

$CO_2$ emissions from clear beer operations totalled 1.78 million tonnes, slightly down on 2003, both directly from our own combustion of fossil fuels and also indirectly from the generation of bought-in electricity. The efficiency ratio for clear beer production also improved, to 15.51 kg/hl from 16.34 kg/hl the year before. These reductions result from improved energy efficiency and better reporting. We are now able to exclude hydroelectricity (carbon neutral) and are using the new version of the GHG Protocol with accurate emissions factors for more countries. (See Graph 18.)

Carbon dioxide is also used in, and produced by, the brewing process itself, for example, as sugars are converted to alcohol and $CO_2$ during fermentation. This is on a much smaller scale than fossil fuel releases and is largely greenhouse gas neutral as carbon dioxide is extracted from the atmosphere as barley and other natural inputs grow. Many of our breweries have gas recovery systems to capture, purify and reuse the gas, and this saves purchasing gas needed for carbonation and tank pressure control. In the year under review, we bought in 30,000 tonnes of $CO_2$, less than in the previous year, and sold surplus stocks amounting to 7,800 tonnes.

For the second year running, we have calculated our emissions of nitrogen oxide (NOx) and methane ($CH_4$). Efficiency ratios are largely unchanged, at 0.03 kg/hl for NOx and 0.45 kg/hl for $CH_4$.

### Waste and refrigeration

Solid waste generated during the brewing process is primarily organic, consisting mainly of spent grains and yeast cells from fermentation which is generally sold to farmers as livestock feed. In total, our clear beer operations generated 1.8 million tonnes, 88% of which is recycled. (See Graphs 19 and 20.)

Small volumes of hazardous waste are also generated, and this is disposed correctly at government approved sites. Clear beer operations generated 234 tonnes of solid hazardous waste and 1,079 litres of hazardous liquid waste.

The preservation of beer at the correct temperature is a key part of the brewing process. Some cooling equipment poses an environment threat if refrigerants used are considered ozone depleting. All SABMiller operations are required to assess and report their activity in this area. None use CFCs (chlorofluorocarbons) or HCFCs (hydrochlorofluorocarbons). The majority use ammonia as a primary refrigerant and for the second year we have reported ammonia evaporative losses, totalling 145 tonnes, up from 102 tonnes the previous year.

### Sorghum

Our sorghum beer operations are small compared to clear beer, accounting for less than 2% of production volumes. For completeness, again this year we are reporting headline environmental performance and have data for the first time on effluents. Sorghum beer is made from maize, not barley. Fermentation is shorter than clear beer and the product has a shelf-life of four to six days. The brewing process is simpler and has lower demands for energy and water, although the COD content of effluent is higher. (See Graph 21.)

### Soft drinks

Soft drink production volumes are about a quarter the size of clear beer, consisting mainly of fruit juices, flavoured waters and carbonated beverages such as Coca-Cola. Production processes are less resource intensive. Less heat is required, for example, resulting in lower $CO_2$ emissions. Performance in the year under review showed improving ratios on the headline indicators except for $CO_2$ efficiency. (See Graph 22.)

### Biodiversity

After an initial review in 2003, our findings suggest that only one of our current operations is situated in an area of international environmental importance, namely Newlands Brewery, which falls within the Cape Floristic region of South Africa.

In 2003's report, we presented data for the first time on our limited agricultural holdings. This year, the holdings are considerably reduced, rendering performance data uncomparable. Even though they provide only a very small proportion of our production inputs, they do allow us to understand the biodiversity and other impacts associated with agricultural supplies. We can also test the feasibility of new techniques such as precision application of fertilisers and minimum tillage.

Going forward, we continue to keep under review what actions our production sites can take to maintain and enhance biodiversity, in discussion with stakeholders.

### Genetic technology

During the year, we have conducted an initial review of the extent to which genetically modified organisms (GMOs) may be included in our bought-in supplies. Our initial assessment is that few, if any, GMOs are currently used, but better systems need to be put in place, principally at our suppliers, before we can present an accurate picture.

SABMiller accepts the need to remain abreast of technological developments in order to retain access to the most advanced information possible, and the company supports research in biotechnology to increase the knowledge base within this discipline.

As a global company, SABMiller will keep the issues around the use of genetically modified raw materials under constant review with all due recognition of consumer perceptions and concerns.

# Environment review

To ensure comparability and to improve accuracy of trend data, some previous year figures have been recalculated on a like-for-like basis with updated and corrected information, principally relating to Miller Brewing Company.

Data for Miller Brewing Company and Central America is available for 2003 and 2004 only.

Table 5
**Group-wide absolute environmental indicators**

| Environmental indicator | Absolute value 2004 |
|---|---|
| Water | 606 million hls |
| Electricity | 1,262 million kWh |
| Energy | 16,549 million Mj |
| Effluent | 399 million hls |
| Ammonia | 145 tonnes |
| $CO_2$ | 2.0 million tonnes |
| $CH_4$ | 59,000 tonnes |
| NOx | 4,000 tonnes |
| Total waste (non-hazardous) | 2.2 million tonnes |
| Waste recycled (non-hazardous) | 1.8 million tonnes |
| Solid waste (hazardous) | 234 tonnes |
| Liquid waste (hazardous) | 3,688 litres |

Graph 13
**Water sources** (clear beer)



80
70
60
50
40
30
20
10
Percentage
2002
2003
2004
Municipal/ towns water
Ground/ surface water


Graph 14
**Water consumption** (clear beer)



12
10
8
6
4
2
hl/hl
All clear beer operations
SAB Ltd
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
2001
2002
2003
2004


Table 6
**Materials used**

Raw materials by type and amount used (clear beer)

| Raw materials | Tonnes 000's |
|---|---|
| Malt | 1,114 |
| Hops | 11 |
| Adjuncts | 505 |
| Sorghum | 2 |
| Sugar | 2,271 |

Packaging use by type and amount used (clear beer)

| Packaging | Units used (millions) |
|---|---|
| Returnable bottles | 6,868 |
| Non-returnable bottles | 5,628 |
| Cans | 9,997 |
| Kegs | 1,030 |

Graph 15
**Thermal energy consumption** (clear beer)


300
250
200
150
100
50
Mj/hl
All clear beer operations
SAB Ltd
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America

Graph 16
**Electricity consumption** (clear beer)


16
14
12
10
8
6
4
2
kWh/hr
All clear beer operations
SAB Ltd
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
2001
2002
2003
2004

Graph 17
**Effluent produced** (clear beer)


10
8
6
4
2
hl/hl
All clear beer operations
SAB Ltd
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
2001
2002
2003
2004

Graph 18
**$CO_2$ emissions** (clear beer)


30
25
20
15
10
5
kgCO₂/hl
All clear beer operations
SAB Ltd
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America
2002
2003
2004

Graph 19
**Waste by type** (clear beer)


Spent grains 79%
Yeast 10%
Cullet 3%
Boiler ash 2%
Kieselguhr 1%
Other 5%

# Environment review

Graph 20
**Waste disposal** (clear beer)


24
21
18
15
12
9
6
3
kg/hl
To landfill
Recycled
All clear beer operations
SAB Ltd
SABMiller Africa
SABMiller Europe
Miller Brewing Company
Central America

Graph 21
**Sorghum beer – key environmental indicators**


16
14
12
10
8
6
4
2
2003
2004
Water consumption (hl/hl)
Electricity consumption (kWh/hl)
Effluent produced (hl/hl)
$CO_2$ (kg/hl)

Graph 22
**Soft drinks – key environmental indicators**


8
7
6
5
4
3
2
1
2003
2004
Water consumption (hl/hl)
Electricity consumption (kWh/hl)
Effluent produced (hl/hl)
$CO_2$ (kg/hl)

**Environmental policy**

SABMiller believes that as responsible members of the community we have an obligation to manage the environmental impacts of our activities while pursuing our business aims. We are committed to maintaining an environment that meets the needs of current and future generations.

Accordingly, we endeavour judiciously to limit the impacts of our products, services and activities on the environment by meeting the following objectives:

- Complying with safety, health, and environmental legislation applicable to our operations in each geographical location;
- Identifying and monitoring of our significant environmental impacts to establish compliance and the need for corrective action;
- Conducting environmental impact assessments when establishing new facilities or changing existing facilities;
- Aligning our risk management and control practices to take account of local conditions, while setting minimum standards and achieving continual environmental performance improvement;
- Adopting the most cost-efficient technologies which at the same time minimise our impact on the environment;
- Enhancing environmental awareness among employees through training, development and education;
- Making optimal use of resources, that are part of the process or product that may impact on the environment, by promoting the reuse and recycling of materials and goods;
- Reducing waste and disposing of all remaining waste in a responsible manner;
- Committing ourselves to developing environmental management systems for all our owned operations in line with ISO 14001 principles and ultimately having these operations accredited by an internationally recognised certification authority;
- Maintaining transparent relations with stakeholders regarding environmental management and our performance;
- Encouraging suppliers and contractors who provide us with services to follow recognised environmental management principles; and
- Supporting selected organisations that promote biodiversity and environmental awareness and conservation.

*Adopted April 2002*
*Applicable to all SABMiller owned and managed operations.*

# Assurance statement

The Corporate Citizenship Company acts as specialist advisers to international corporations that seek to improve their economic, social and environmental performance as good corporate citizens. We have worked with SABMiller since 1999, helping to devise its accountability framework and to manage and report its key impacts.

We have checked and are satisfied that the contents of this report are consistent with underlying records, mainly data provided by operating companies or obtained from audited financial statements. We have assessed the correctness of data trends and received satisfactory explanations where appropriate. We have not verified otherwise unaudited data.

In our opinion the report provides a fair and balanced representation of progress being made in applying SABMiller's accountability systems and in living out its mission, values and guiding principles.

*The Corporate Citizenship Company*
*www.corporate-citizenship.co.uk*
*London 7 June 2004*

**External commentary**

This is SABMiller's seventh annual accountability report and it marks a step change in the company's approach to external reporting. While the broad range of non-financial performance data continues to be presented and has been expanded in some respects, the focus has moved on to issues which are material to an understanding of the business and its impacts along the production and consumption chain. These include natural resource inputs, notably water, HIV/AIDS as a critical health concern for employees in the African business divisions and responsibility in the marketing of its alcohol beverages.

The company has grown rapidly in size and geographic scope over recent years, from its leading position in Southern Africa to become one of the top global brewers. Headline sales grew from US$9,000 million to US$12,600 million, creating cash value added available for distribution to stakeholders, up more than 40%.

With this growth has come the need to strengthen its approach to managing corporate accountability. A cross-section of international stakeholders was consulted about their perceptions and external engagement at international level is being expanded. Corporate policies on alcohol marketing and political donations among others were reviewed. A new steering group is being formed to integrate the business divisions more effectively in deciding on, and delivering corporate accountability commitments.

I believe the report presented here demonstrates that progress continues to be made in living out SABMiller's corporate values and business principles. The economic contribution of the business at country and local community level remains very strong. Overall eco-efficiency has improved, with all divisions continuing to make changes that reduce their environmental impacts. On social aspects, reported performance has improved on most indicators.

In some areas, progress was more mixed. On human resource management, for example, some indicators held constant or fell back in the year under review. In a decentralised business, these reflect the aggregate performance of individual operations. The need now is to focus on a smaller number of indicators that really matter, set targets and drive for results, reporting next year on the choices made and outcomes achieved.

Externally, some progress was made on assessing impacts in the value chain, as regards suppliers and on marketplace issues such as distribution, transport and product packaging. Going forward, I believe the priority here is to map the impacts and assess what practically can be achieved, given that the impacts mostly fall outside the direct operations.

The final area concerns group companies where SABMiller only has a minority holding and can exercise some influence, not operational control. These have been included within the scope of corporate accountability, subject to transitional periods for new acquisitions, even though there are real limitations on what can be achieved. Looking forward, greater clarity about these limitations and about where responsibility ultimately lies will, I believe, enhance overall accountability.





**Michael Tuffrey**
Michael Tuffrey co-founded The Corporate Citizenship Company in 1997, having previously worked with companies on their social responsibility practices for a decade. A chartered accountant by profession, he also edits the international journal, *Corporate Citizenship Briefing*.

# GRI Indicators

**Vision and strategy**

| | |
|---|---|
| 1.1 | Page 1, 2, 4, 28 |
| 1.2 | Page 2, 3 |

**Company profile**

| | |
|---|---|
| 2.1 | Front cover |
| 2.2 | Page 6, 7 |
| 2.3 | Page 6, 7 |
| 2.4 | Page 6, 7 & AR |
| 2.5 | Page 6, 7 |
| 2.6 | AR |
| 2.7 | Page 6, 7 |
| 2.8 | Page 6, 7, 31 & AR |
| 2.9 | Page 28 * |
| 2.10 | Inside back cover |
| 2.11 | Page 2 |
| 2.12 | Page 2 |
| 2.13 | Page 5, 27 |
| 2.14 | Page 5, 27, 31 & AR |
| 2.15 | Page 5, 27 |
| 2.16 | Page 5, 40 |
| 2.17 | NA |
| 2.18 | Page 31 * |
| 2.19 | Page 40 |
| 2.20 | Page 26, 27, 45 |
| 2.21 | Page 26, 27 |
| 2.22 | Inside back cover |

**Governance**

| | |
|---|---|
| 3.1 | Page 26, 27 |
| 3.2 | AR |
| 3.3 | AR |
| 3.4 | Page 26, 27 & AR |
| 3.5 | AR |
| 3.6 | Page 26, 27 & AR |
| 3.7 | Page 9, 11, 28, 37, 44 * |
| 3.8 | AR * |
| 3.9 | Page 23, 27 |
| 3.10 | Page 11, 22, 23, 27 * |
| 3.11 | Page 11, 41 * |
| 3.12 | Page 11, 20, 41, 45 * |
| 3.13 | Page 26, 27, 41 & AR |
| 3.14 | Page 27 |
| 3.15 | Page 27 |
| 3.16 | Page 19, 21, 25, 28, 30 |
| 3.17 | Page 1, 9, 26, 27, 29 * |
| 3.18 | AR |
| 3.19 | Page 26, 27 * |
| 3.20 | Page 26, 27, 39 * |

**GRI content index**

| | |
|---|---|
| 4.1 | Page 46 |

**Key**

AR – in Annual Report 2004
*– addressed where appropriate throughout report
NA – not applicable
NAV – not available
Y – yes, indicator provided
P – partial data only

For details on the Global Reporting Initiative (GRI) see www.globalreporting.org

| **Economic performance indicators** | | |
|---|---|---|
| Customers | | |
| EC1: Net sales | Y | Page 31 & AR |
| EC2: Geographic breakdown of markets | P | AR |
| Suppliers | | |
| EC3: Cost of materials purchased | Y | Page 31 |
| EC4: Percentage of contracts paid by agreed terms | NAV | alternative indicator provided |
| Creditor days | Y | AR |
| Supplies sourced locally (in-country) | Y | Page 29, 32 |
| Employees | | |
| EC5: Total payroll and benefits | Y | Page 6, 7, 31, 36 & AR |
| Providers of Capital | | |
| EC6: Distributions to providers of capital | Y | AR |
| EC7: Change in retained earnings | Y | Page 31 & AR |
| Analysis of shareholders by type & size | Y | Page 31 |
| Public Sector | | |
| EC8: Total sum of taxes by country | P | Page 31 & 38 (by division) |
| EC9: Subsidies received | NAV | not significant |
| EC10: Community donations | Y | Page 35 |
| Indirect economic impacts | | |
| EC13 Major external impacts of the company | P | Page 19, 29 |
| Employment multipliers | Y | Page 20, 32 |
| Diversity in procurement | Y | Page 20, 21 |

| **Environmental performance indicators** | | |
|---|---|---|
| Materials | | |
| EN1: Total materials use | Y | Page 42 |
| EN2: Percentage of waste materials used | NAV | Under consideration |
| Energy | | |
| EN3: Direct energy use | Y | Page 43 |
| EN4: Indirect energy use | Y | Page 43 (electricity use) |
| Water | | |
| EN5: Total water use | Y | Page 42 |
| EN21: Ground and surface water | P | Page 42 |
| EN22: Recycling and reuse of water | Y | Page 12 |
| Biodiversity | | |
| EN6: Biodiversity-rich habitats | Y | Page 41 |
| EN7: Impacts on biodiversity | P | Page 41 (agriculture only) |
| EN29: Business units operating in protected areas | Y | Page 41 |
| Emissions, Effluents and Waste | | |
| EN8: Greenhouse gas emissions | Y | Page 40, 42, 43 |
| EN9: Ozone-depleting emissions | Y | Page 40 |
| EN10: NOx, SOx and other emissions | P | Page 42 |
| EN11: Total amount of waste | Y | Page 42, 44 |
| EN12: Significant discharges to water | Y | Page 40 |
| EN13: Significant spills | P | Page 39 |
| EN31: Production, transport, etc. of hazardous waste | P | Page 42 (production waste) |
| Purchase and sales of $CO_2$ | Y | Page 40 |
| Total effluent produced | Y | Page 40, 42 |
| Products and Services | | |
| EN14: Environmental impact of products | NAV | Packaging under consideration |
| EN15: Reclaimable product | NAV | Packaging under consideration |
| Compliance | | |
| EN16: Incidents and fines | Y | Page 39 |

| **Social performance indicators** | | |
|---|---|---|
| Employment | | |
| LA1: Workforce breakdown | P | Page 6, 7 (by major region) |
| LA2: Employment creation and labour turnover | P | Page 38 (length of service) |
| LA12: Employee benefits beyond those legally mandated | P | Page 36 (management approach) |
| Assessment of management approach to market related salaries | Y | Page 33, 36 |
| Assessment of management approach to retirement benefits | Y | Page 33, 36 |
| Assessment of management approach to primary healthcare | Y | Page 33, 36 |
| Assessment of management approach to labour turnover | Y | Page 33, 36 |
| Assessment of management approach to performance appraisal | Y | Page 33, 36 |
| Assessment of management approach to staff attitude surveys | Y | Page 33, 36 |

| Social performance indicators (continued) | | |
|---|---|---|
| Labour/Management Relations | | |
| LA3: Trade union representation | Y | Page 34, 38 |
| LA4: Consultation policy/procedures | Y | Page 33, 36 |
| Days lost due to industrial action | Y | Page 34 |
| Assessment of management approach to negotiation and consultation | Y | Page 36 |
| Employees involved in industrial tribunals | Y | Page 34 |
| Health and Safety | | |
| LA5: Occupational accidents/diseases | Y | Page 33, 37 |
| LA6: Joint Health & Safety committees | Y | Page 33, 36 |
| LA7: Injury lost days | P | Page 33 |
| LA8: HIV/AIDS policy/programmes | Y | Page 15-18, 33, 36 |
| Extent of company or state healthcare | Y | Page 34 |
| Assessment of management approach to internal communication | Y | Page 33, 36 |
| Assessment of management approach to health and safety | Y | Page 33, 36 |
| Assessment of management approach to performance on HIV/AIDS | Y | Page 33, 36 |
| Training and Education | | |
| LA9: Training per employee | Y | Page 33, 36 |
| Assessment of management approach to training and development | Y | Page 33, 36 |
| Diversity and Opportunity | | |
| LA10: Equal opportunities | Y | Page 34 |
| LA11: Senior management and corporate governance bodies | Y | Page 34, 37 |
| Level of women in management | Y | Page 34, 37 |
| Assessment of management approach to diversity and localisation | Y | Page 33, 36 |
| **– Human Rights** | | |
| Strategy and Management | | |
| HR1: Human rights policies | Y | Page 34 |
| HR2: Human rights and investment | NAV | under consideration |
| HR3: Human rights and suppliers | P | Page 30 |
| Non-discrimination | | |
| HR4: Non-discrimination policy | Y | Page 28 |
| Freedom of Association and Collective Bargaining | | |
| HR5: Freedom of association policy | Y | Page 28 |
| Child Labour | | |
| HR6: Policy excluding child labour | Y | Page 34 |
| Monitoring number of children employed | Y | Page 34 |
| Forced and Compulsory Labour | | |
| HR7: Policy preventing forced labour | Y | Page 34 |
| **– Society** | | |
| Community | | |
| SO1: Policies to manage impacts on communities | Y | Page 10, 12, 19, 22 |
| SO4: Awards received for CSR performance | Y | Page 21, 22 |
| Bribery and Corruption | | |
| SO2: Policies to address bribery/corruption | Y | Page 34 |
| Political Contributions | | |
| SO3: Policies to address political contributions | Y | Page 35 |
| SO5: Amount paid to political parties/institutions | Y | Page 35 |
| Competition and pricing | | |
| SO6: Anti-trust and monopoly | Y | Page 35 |
| SO7: Preventing anti-competitive behaviour | Y | Page 28 |
| **– Product Responsibility, Customer Health and Safety** | | |
| Customer health and safety | | |
| PR1: Policy on customer health | Y | Page 28 |
| Responsible drinking | Y | Page 8-11, 30, 34 |
| Products and Services | | |
| PR2: Policy on product information | Y | Page 28 |
| Advertising | | |
| PR9: Advertising codes | Y | Page 8-11, 30, 34 |
| PR10: Number and types of breaches of advertising regulations | Y | Page 9, 30, 34 |
| Respect for Privacy | | |
| PR3: Policy on consumer privacy | Y | Page 35 |

# Contacts

**SABMiller plc**
(Registration No. 3528416)

**Company Secretary**
AOC Tonkinson

**Registered Office**
Dukes Court, Duke Street,
Woking, Surrey, England
GU21 5BH
Telefax +44 1483 264103
Telephone +44 1483 264000

**Head Office**
One Stanhope Gate,
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

**Corporate Accountability**
corporate.accountability@sabmiller.com
Telephone +44 20 7659 0100

**Investor Relations**
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

This Corporate Accountability Report is published as a companion document to the SABMiller plc Annual Report 2004. Both are also available on the corporate website.

**Internet Address**
http://www.sabmiller.com

SAB MILLER

The paper used in this report is produced in mills with ISO 14001 accreditation using elemental chlorine-free pulps made from wood harvested in fully sustainable forests.

# SABMiller plc
# Notice of Annual General Meeting 2004

## This document is important and requires your immediate attention

Please read it straight away. If you have any doubts about what action you should take, contact your independent financial adviser immediately.

If you have sold or transferred all of your shares in SABMiller plc you should pass this document, and the associated Proxy Form, to the person through whom you made the sale or transfer, for transmission to the purchaser or transferee.

**SABMiller plc**
Incorporated in England and Wales under the Companies Act 1985
Registered number 3528416

# Letter from the Chairman

**SABMiller plc**
Incorporated in England and Wales
(Registered Number 3528416)

Head office: One Stanhope Gate, London W1K 1AF, England
Registered office: Dukes Court, Duke Street,
Woking, Surrey GU21 5BH, England
Telephone: +44 1483 264 000 Telefax: +44 1483 264 103

**Dear Shareholder**

I have great pleasure in extending an invitation to you to the sixth Annual General Meeting of SABMiller plc to be held in the Grand Ballroom at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England at 11.00 a.m. on Thursday, 29 July 2004.

You will find with this letter:

- The Notice of Meeting setting out the resolutions to be proposed, together with explanatory notes, and guidance notes for shareholders who wish to attend the meeting or to vote by post.
- Voting forms (proxy/voting instruction).
- A copy of the 2004 Annual Report, including the Annual Financial Statements and the Directors' Remuneration Report.

May I draw to your attention one development of significance for this year's meeting. Your Board has decided that this year all resolutions and substantive decisions will be put to a vote on a poll, rather than being decided by a show of hands. Your board believes that this will result in a more accurate reflection of the views of shareholders. Further details are provided in the accompanying notes on pages 5 and 6. If you are unable to attend the meeting in person, you are therefore able to exercise more effectively your right as a shareholder to vote on the resolutions to be proposed at the Annual General Meeting and to take part in the governance of SABMiller plc by completing, signing and returning the applicable voting form in good time before the Annual General Meeting.

The directors and I look forward to seeing as many of you as possible at our meeting and we thank you for your continued support.

Meyer Kahn

**J Meyer Kahn**
Chairman

7 June 2004

# Notice of Annual General Meeting

Notice is hereby given that the 2004 Annual General Meeting of SABMiller plc (the "Company") will be held at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England at 11.00 a.m. on Thursday, 29 July 2004 to transact the following business.

**The Resolutions**

Resolutions 1 to 11, and 14, will be proposed as ordinary resolutions. Resolutions 12, 13, 15 and 16 will be proposed as special resolutions. Voting on all resolutions will be by way of a poll.

1. To receive and adopt the financial statements for the year ended 31 March 2004, together with the reports of the directors and auditors thereon.
2. To receive and, if thought fit, to approve the Directors' Remuneration Report 2004 contained in the Annual Report for the year ended 31 March 2004.
3. To re-elect Mr J M Kahn, who retires by rotation, as a director of the Company.
4. To re-elect Mr P J Manser, who retires by rotation, as a director of the Company.
5. To re-elect Mr M Q Morland, who retires by rotation, as a director of the Company.
6. To re-elect Mr M I Wyman, who retires by rotation, as a director of the Company.
7. To confirm the proposal by the directors for the declaration of a final dividend of 22.5 US cents per share in respect of the year ended 31 March 2004 payable on 6 August 2004 to shareholders on the register of members at the close of business on 9 July 2004 in South Africa and the United Kingdom.
8. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.
9. To authorise the directors to determine the remuneration of the auditors.
10. That pursuant to and in accordance with section 80 of the Companies Act 1985 the directors are unconditionally authorised to exercise the power of the Company to allot relevant securities up to a nominal amount of US$6,919,217.20 to satisfy the conversion rights of the holders of the US$600 million guaranteed convertible bonds due 2006 issued by SAB Finance (Cayman Islands) Limited and guaranteed by the Company, such authority to apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring on 31 August 2006.
11. That subject to and in accordance with Article 12(b) of the Company's articles of association and section 80 of the Companies Act 1985, the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 29 October 2005 if earlier (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a nominal amount of US$15,007,992 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period) provided that in relation to allotments, or offers or agreements to allot, made other than pursuant to Article 12(c) of the Company's articles of association and resolution 12 below, such powers shall apply and be exercisable only in respect of a nominal amount of US$10,005,328.
12. That subject to and in accordance with Article 12(c) of the Company's articles of association and section 89 of the Companies Act 1985, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for the period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 29 October 2005 if earlier (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$5,002,664 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period).
13. That the Company is hereby unconditionally and generally authorised to make market purchases (as defined in section 163(3) of the Companies Act 1985) of ordinary shares of US$0.10 each in the capital of the Company provided that:
    (a) the maximum number of ordinary shares authorised to be purchased is 100,053,279;
    (b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is US$0.10;
    (c) the maximum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to not more than 105 per cent. of the average of the market value for such share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the share is contracted to be purchased;
    (d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 29 October 2005 if earlier; and
    (e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly at the expiry of such authority, and may make a purchase of its own shares in pursuance of any such contract.

14. To authorise the directors to use shares held in treasury for the purposes of or pursuant to the employee share schemes operated by the Company.
15. That the contingent purchase contract between the Company and SABMiller Jersey Limited providing for the Company to have the right to purchase up to 77,368,338 of its own non-voting convertible shares be and is hereby approved and authorised for the purposes of section 165 of the Companies Act 1985, and the Company be and is hereby authorised to enter into such contract, but so that the approval and authority conferred by this special resolution shall expire on 29 January 2006.
16. That the Company's articles of association be amended by:
    (a) the insertion of the words "(excluding any shares in the Company held as treasury shares)" after the words "general meetings of the Company" in Article 4A(a)(xix);
    (b) the insertion of the words "(excluding any shares of that class held as treasury shares)" after the words "issued shares of the class" in Articles 8 and 8(a);
    (c) the insertion of the words "(calculated exclusive of treasury shares)" after the words "issued shares of their class" in Article 11(b)(ii);
    (d) the insertion of the words ", any shares held as treasury shares" after the words "fractional entitlements" in Article 11 (d);
    (e) the insertion of the words "(other than the Company itself by virtue of it holding treasury shares)" after the words "relevant shares" in Article 12(a)(i);
    (f) the deletion of Article 12(c) and the substitution therefor of the following Article numbered 12(c), namely:
    "The Board is authorised to allot equity securities: wholly for cash pursuant to and within the terms of the authority conferred by Article 12(b); and, by way of the sale of treasury shares for cash, as if, in either case, section 89(1) of the 1985 Act did not apply to that allotment:";
    (g) the insertion of the words "(including sales of treasury shares for cash)" after the words "issue of shares" in Article 13;
    (h) the insertion of the words "(excluding any shares in the Company held as treasury shares)" after the word "right" at the end of Article 63(b);
    (i) the insertion of the words "(excluding any voting rights attached to any shares in the Company held as treasury shares)" after the word "meeting" at the end of Article 74(c);
    (j) the insertion of the words "(excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)" after the word "right" at the end of Article 74(d);
    (k) the insertion of the words "contained in the Statutes or" after the words "as to voting" in Article 83;
    (l) the insertion of the words "(excluding any shares held as treasury shares)" after the words "of that company" in Article 114(a)(i)(cc);
    (m) the insertion of the words "(excluding any shares held as treasury shares)" after the words "equity share capital" in Article 115(b)(iii);
    (n) the insertion of the words "(excluding any voting rights attached to any shares held as treasury shares)" after the words "either company" in Article 115(b)(iii);
    (o) the insertion of the words "(excluding any shares held as treasury shares)" after the words "equity share capital" in Article 116(a);
    (p) the insertion of the words "(excluding any voting rights attached to any shares held as treasury shares)" after the words "either company" in Article 116(a);
    (q) the deletion of Article 156(b) and the substitution therefor of the following Article numbered 156(b), namely:
    "appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions. Except if the relevant resolution specifies otherwise, if on the relevant record date the Company holds treasury shares of the same class as those members or class of members, the Company is to be treated as if it were entitled to receive dividends in respect of those treasury shares which would have been payable if a person other than the Company had held those treasury shares";
    (r) the insertion of the words "(excluding the Company in respect of shares held as treasury shares)" after the words "among the members" in Article 176; and
    (s) the insertion of the words "(excluding the Company in respect of shares held as treasury shares)" after the words "allotment to the members" in Article 177.

By order of the board

**A O C Tonkinson**
Company Secretary

Registered Office:
Dukes Court, Duke Street, Woking,
Surrey GU21 5BH
England

7 June 2004

**General Notes**

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and/or voting at the meeting.
2. Registered holders of ordinary shares are entitled to attend and vote at the above-mentioned meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that as regards those shareholders registered in the United Kingdom section of the register of members of the Company, only those registered 48 hours before the time for which the meeting is called shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting.
3. A form of proxy for use at the meeting is enclosed. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such authority must be deposited at the office of the registrars not later than 11.00 a.m. (London time) on 27 July 2004. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered in the South African section of the register who hold certificated ordinary shares should return the form of proxy to Computershare Investor Services 2004 (Proprietary) Limited, SABMiller plc, PO Box 61051, Marshalltown, 2107.
4. Beneficial owners of ordinary shares contained in the South African section of the register ("beneficial owners") who have immobilised their holdings of ordinary shares in the context of STRATE and are holding such shares through a Central Securities Depositary Participant ("CSDP") or broker, who do not wish to attend the meeting in person, should timeously provide their CSDPs or brokers with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should timeously contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.
5. A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual. CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) (a "VSP"), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

   If you submit your proxy electronically through CREST, in order for it to be valid, the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment to the instruction given to a previously appointed proxy) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars (ID RA10), by no later than 11.00 am on 27 July 2004. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST.

   CREST members and, where applicable, their CREST sponsor or voting service provider should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
6. Copies of the contracts of service of directors and the register of interests of directors (and their families) in the share capital of the Company will be available for inspection at the place of the meeting from 10.30 a.m. on the day of the meeting until the conclusion of the meeting.
7. The directors of the Company have decided that in order to reflect more accurately the views of all members, all resolutions and substantive decisions at the above meeting will be put to a vote on a poll, rather than being determined simply on a show of hands. SABMiller plc has a large number of members and it is not possible for them all to attend the meeting. In view of this and because voting on resolutions at general meetings of SABMiller plc is regarded as of high importance, putting all resolutions to a vote on a poll will take account of the wishes of those members who

are unable to attend the meeting in person, but who have completed a form of proxy or a CREST Proxy Instruction. A vote on a poll also takes into account the number of shares held by each member, which the Board believes is a more democratic procedure.

8. Instructions for voting on a poll will be given at the start of the meeting to all members who attend in person. Members who have completed and returned forms of proxy or submitted a CREST proxy instruction will not need to vote on a poll at the meeting unless they wish to change their votes or the way in which their proxy is instructed to vote. If members present at the meeting do wish to change their votes or their instructions to their proxy, they should indicate their wishes to the Registrars who will be present at the meeting.
9. For the information of members, the Chairman will announce in respect of each resolution before it is put to a poll the number of votes which have been instructed to be cast for, against or to abstain on each resolution in accordance with forms of proxy or CREST proxy instructions which have been validly received and in respect of which no member has indicated any intention to change their votes.
10. The results of the polls will be announced to the London Stock Exchange and the JSE Securities Exchange South Africa as soon as practical following the meeting and will also be published on the Company's website at *http://www.sabmiller.com*

**Explanatory notes to resolutions for AGM**

**Resolution 1** APPROVAL OF THE FINANCIAL STATEMENTS
The directors must present to shareholders at the Annual General Meeting the financial statements for the year ended 31 March 2004 together with the reports of the directors and auditors. These are contained within the Annual Report 2004.

**Resolution 2** APPROVAL OF THE DIRECTORS' REMUNERATION REPORT
The Board seeks shareholders' approval of the Directors' Remuneration Report 2004, which is included at pages 44 to 51 in the Annual Report 2004 sent with this Notice.

**Resolutions 3, 4, 5 and 6** RE-ELECTION OF DIRECTORS
The nomination committee has determined, in accordance with the Company's practice and the principles of the Combined Code, that it is appropriate for one third of the directors to retire and offer themselves for re-election at each AGM. Accordingly, Mr J M Kahn, Mr M J Levett, Mr P J Manser, Mr M Q Morland and Mr M I Wyman, each of whom was last elected or re-elected to the Board in July 2001, will retire at the AGM.

As announced on 20 May 2004, after many years of service on the board of The South African Breweries Limited and on the board of the Company, Mr Levett will stand down from the Board at the AGM and will not offer himself for re-election. Accordingly, only Mr J M Kahn, Mr P J Manser, Mr M Q Morland and Mr M I Wyman will offer themselves for re-election. Biographical details of these directors are set out in Appendix 1 to this notice.

As also announced on 20 May 2004, Mr L C Camilleri (the President and Chief Executive Officer of Altria Group, Inc. ("Altria"), who is an Altria nominee to the Board) will step down from the Board at the AGM, in light of the pressure of his other commitments. Mr G C Bible and Ms N J De Lisi will continue as nominees of Altria on the Board, and Altria does not intend to exercise its right to replace Mr Camilleri with another nominee on the Board for the time being.

A new, independent non-executive director, Mr John Manzoni, has been recruited and will join the Board from 1 August 2004. Mr Manzoni presently holds an executive directorship at BP plc where he is chief executive, refining and marketing.

The nomination committee has confirmed in its recommendations to the Board that, following formal performance evaluation of all of the directors, the performance of those directors offering themselves for re-election continues to be effective and to demonstrate commitment to the role, including time for board and committee meetings and any other duties.

**Resolution 7** APPROVAL OF FINAL DIVIDEND
A final dividend can only be paid after it has been approved by the shareholders. A final dividend of 22.5 US cents per ordinary share is recommended by the directors for payment to shareholders who are on the register of members at the close of business on 9 July 2004 in South Africa and in the United Kingdom, and, if approved, the date of payment of the final dividend will be 6 August 2004.

**Resolutions 8 and 9** RE-APPOINTMENT OF AUDITORS
The auditors of a company must be re-appointed at each general meeting at which accounts are presented. **Resolution 8** proposes the re-appointment of the Company's existing auditors, PricewaterhouseCoopers LLP, until the next AGM.

In accordance with current best practice, **Resolution 9** is a separate resolution which gives authority to the directors to determine the auditors' remuneration.

**Resolution 10** AUTHORITY TO ALLOT SHARES ON CONVERSION OF BONDS
The Company may be required to issue up to 69,192,172 ordinary shares of US$0.10 each to satisfy the conversion rights of the holders of the US$600 million guaranteed convertible bonds due 2006. **Resolution 10** will therefore be proposed as an ordinary resolution authorising the directors to allot ordinary shares on the conversion of these bonds. The authority will expire on 31 August 2006, shortly after the last date on which conversion can take place.

**Resolutions 11 and 12** GENERAL AUTHORITY TO ALLOT SHARES AND TO DISAPPLY PRE-EMPTION RIGHTS
The Board currently has in place the following authorities granted by Article 12 of the Company's articles of association:

(a) an authority enabling the Board to allot, for the purposes of section 80 of the Companies Act 1985 (the

"Act") ordinary shares up to an aggregate nominal value of US$33,293,420 (representing approximately 33 per cent. of the Company's issued ordinary share capital as at 31 March 2003) (the "Section 80 Authority"); and

(b) an authority disapplying section 89 of the Act to allot shares for cash in certain circumstances other than *pro rata* to all shareholders (the "Section 89 Authority")

The Section 80 Authority and the Section 89 Authority are due to expire on 31 July 2008 (unless previously renewed, varied or revoked by the Company in general meeting). The Board considers it advantageous to continue to adopt the practice whereby the Section 80 Authority and the Section 89 Authority are renewed each year, giving both authorities an equal duration, but your Board has decided to discontinue the previous practice of renewing these authorities for a rolling five year period, and instead to renew these authorities for a rolling one year period only. The Section 80 Authority proposed in **Resolution 11** will therefore expire at the conclusion of the next AGM or 29 October 2005 if earlier (unless previously renewed, varied or revoked by the Company in general meeting) and will give authority to the directors to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of US$15,007,992, which represents approximately 15 per cent. of the Company's issued ordinary share capital as at 19 May 2004. Of this amount, an aggregate nominal amount of US$10,005,328 (representing approximately 10 per cent. of the Company's issued ordinary share capital as at 19 May 2004) may be issued otherwise than for cash and an aggregate nominal amount of US$5,002,664 (representing approximately 5 per cent. of the Company's issued ordinary share capital as at that date) may be issued for cash. Although the guidelines issued by investor bodies in the United Kingdom allow for a Section 80 Authority over a number of shares representing approximately 33 per cent. of a company's issued share capital, this does not accord with what is now regarded as best practice in South Africa, where a significant number of shareholders are resident. Accordingly, your Board has determined after considering representations from a number of major South African based institutional shareholders, that having regard to the size of the Company's capital base and the geographical distribution of its shareholders, and their differing abilities to participate both in pre-emptive and non-pre-emptive share issues by the Company, it is no longer appropriate to seek this authority up to the maximum aggregate nominal amount of ordinary shares that is recommended by the investor bodies, and that an authority on the above basis strikes the appropriate balance between the Company's need for financial flexibility and the ability to respond promptly to market conditions and business opportunities on the one hand, and the interests of shareholders, in not having their shareholdings diluted by share issues in which they cannot participate, on the other hand. Therefore, on any occasion that the Board believes it necessary to allot a number of relevant securities (as defined in section 80(2) of the Act) for any purpose with an aggregate nominal value which is in excess of the authority described above, the directors will seek additional and specific shareholder approval for that allotment. Although the directors have no present intention of exercising the authority which is currently being sought, it provides them with what they believe is an appropriate level of authority for continuing purposes.

Similarly, the Section 89 Authority proposed in **Resolution 12** as a special resolution will expire at the conclusion of the next AGM or 29 October 2005 if earlier or (only in relation to an allotment other than a sale of treasury shares) on any earlier expiry of the Section 80 Authority. **Resolution 12** contains a disapplication of the statutory pre-emption rights that exist for shareholders under section 89(1) of the Act in respect of issues of shares or other equity securities (including a sale of treasury shares) for cash. The disapplication is, however, limited to offers of securities *pro rata* to existing shareholders (other than the Company itself by virtue of holding treasury shares) (subject to any fractional entitlements) except for a small general disapplication to provide the directors with opportunities to issue shares or other equity securities (including a sale of treasury shares) for cash otherwise than *pro rata* to existing shareholders if they consider this appropriate. The maximum nominal amount of shares, which can be issued on a *pro rata* basis pursuant to the disapplication will be US$15,007,992, representing approximately 15 per cent. of the Company's issued ordinary share capital as at 19 May 2004. The general disapplication, in respect of shares being issued (including sold from treasury) for cash otherwise than *pro rata* to existing shareholders, is limited to shares having a maximum nominal amount of US$5,002,664, which represents approximately 5 per cent. of the Company's issued ordinary share capital as at 19 May 2004. These amounts comply with guidelines issued by investor bodies in the United Kingdom.

**Resolution 13** AUTHORITY TO REPURCHASE SHARES

The Company's articles of association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. In accordance with the Board's previous practice, **Resolution 13** will therefore be proposed as a special resolution for the purpose of seeking general authority to effect such purchases within the limits set out.

The directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 100,053,279 ordinary shares of US$0.10 each in the capital of the Company (representing 10 per cent. of the issued ordinary share capital of the Company as at 19 May 2004) with a stated upper limit on the price payable which reflects the requirements of the Listing Rules.

The total number of ordinary shares that may be issued

on the exercise of outstanding employee share options as at 19 May 2004 is 22,148,968, which represents approximately 2.21 per cent. of the issued share capital (excluding treasury shares) at that date. If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding employee share options would represent approximately 2.46 per cent. of the issued share capital (excluding treasury shares) as at 19 May 2004.

Purchases pursuant to the proposed authority would only be made after the most careful consideration, where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the Company and its shareholders. The directors consider that it is prudent to obtain the proposed authority, although the Board does not yet have the intention to prosecute this strategy.

The Companies Act now permits companies to hold in treasury any shares acquired by way of market purchases (as described above), rather than having to cancel them. Section 162D of the Act permits a company at any time to sell shares from treasury for cash (subject to statutory pre-emption provisions), to transfer shares from treasury for the purposes of an employee share scheme or to cancel them. Formerly, shares purchased by a company were automatically cancelled. If the Company were to purchase any of its own shares pursuant to the authority conferred by **Resolution 13**, the Company would consider at that time whether to hold those shares as treasury shares or to cancel them, but would be likely to hold them as treasury shares unless there were some exceptional and unforeseen reasons at the time of purchase which meant that it would not be in the interests of the Company to do so. This would give the Company the ability to sell treasury shares quickly, with the proceeds of the sale (up to the amount which was initially paid for them by the Company) being credited back to the Company's distributable reserves, and would provide the Company with additional flexibility in the management of its capital base. Where considered appropriate and subject, if necessary, to approval by shareholders in terms of **Resolution 14** (see below), treasury shares may be transferred for the purposes of the Company's employee share schemes rather than through purchasing shares on the open market, as is current practice.

No dividends will be paid on shares whilst held in treasury and no voting rights will be exercised in respect of treasury shares.

As at 7 June 2004, the Company does not own any shares as treasury shares within the meaning of section 162A(3) of the Act. The Company may nevertheless come to hold treasury shares and it may exercise its authorities to deal with them by selling some or all of them for cash or by transferring some or all of the shares for the purposes of the Company's employee share schemes.

**Resolution 14** AUTHORITY TO USE TREASURY SHARES FOR EMPLOYEE SHARE SCHEMES

Although the Board has no present intention to repurchase any shares pursuant to the authority sought in terms of **Resolution 13**, your Board believes that it is prudent to seek authority now for any shares that may in future be repurchased and held as treasury shares to be used for the purposes of the Company's employee share schemes. This authority is contained in **Resolution 14**, and is sought in order to comply with the policy of the UK Listing Authority. If any treasury shares are so used, the Company will, so long as required under institutional guidelines, count them towards the limits in its employee share schemes on the number of new shares which may be issued under them.

**Resolution 15** APPROVAL OF RENEWAL OF CONTINGENT PURCHASE CONTRACT

**Resolution 15** is a special resolution to approve the terms of a contingent purchase contract (the "Contingent Purchase Contract") between the Company and SABMiller Jersey Limited (formerly a contract between the Company and SABMiller Finance B.V.), a draft of which will be produced to the AGM and signed for the purposes of identification by the Chairman. The Contingent Purchase Contract must be approved by the shareholders in accordance with section 165 of the Act before it is entered into. It may be entered into within 18 months of receiving shareholder approval but will only be entered into if the Company decides to repurchase the non-voting convertible shares held by Safari Limited, a company incorporated in Jersey which is owned by a charitable trust not connected with the Company ("Safari").

Approval of the Contingent Purchase Contract was previously obtained from the shareholders on 8 December 1999, on 30 July 2001, on 31 July 2002 and thereafter again on 30 July 2003. The 18 month period following the last approval during which the Contingent Purchase Contract may be entered into is due to expire on 30 January 2005, before the date of the next AGM. **Resolution 15** renews that authority for a further 18 month period.

The Contingent Purchase Contract, if entered into, will give the Company the right, but not the obligation, to acquire the shares over which SABMiller Jersey Limited has rights under an amended and restated option agreement dated 27 September 2002 between Safari and SABMiller Finance B.V. which was assigned with effect from 22 July 2003 to SABMiller Jersey Limited, a wholly owned subsidiary of the Company incorporated in Jersey (the "Option Agreement"), at any time prior to the expiry of the Contingent Purchase Contract (which is 36 months from the last date of execution of the Option Agreement or earlier termination of such agreement). The price payable by the Company to SABMiller Jersey Limited under the Contingent Purchase Contract will be equal to the number of shares to be acquired multiplied by the mid-market price of ordinary shares prevailing at the close of business on the dealing day before a repurchase notice is received by SABMiller Jersey Limited. The Company's exercise of its right in relation to shares under the Contingent Purchase Contract is conditional on it having sufficient distributable reserves out of which to purchase those shares.

If the Board should decide to repurchase non-voting convertible shares pursuant to the Contingent Purchase Contract, those shares would be cancelled. The Company would not be able to hold those shares as treasury shares, because the non-voting convertible shares would not be "qualifying shares" for the purposes of the Companies Act provisions which allow shares to be held as treasury shares.

**Resolution 16** AMENDMENTS TO THE ARTICLES TO CATER FOR TREASURY SHARES

Following changes to the Companies Act which finally came into effect in December 2003, a public limited company is now permitted to hold any of its own listed shares which it has purchased as treasury shares instead of being required immediately to cancel them. Treasury shares continue to exist as shares, but are owned by the Company itself, and can be sold by the company for cash as an alternative to issuing new shares.

**Resolution 16** will be proposed as a special resolution for the purpose of seeking authority to amend the Company's articles of association to take account of the possibility that the Company will hold shares acquired pursuant to **Resolution 13** (or subsequent authorities) in treasury. In particular, the amendments mirror changes to the Act and the Listing Rules which are designed to ensure that treasury shares are generally disregarded when determining the issued share capital of the Company or voting power for the purposes of other provisions of the Act. To ensure a consistency of approach across the articles of association the amendments also seek to apply these principles more widely in areas where neither the Act nor the Listing Rules are prescriptive. They relate to:

- (i) the calculation of the voting rights of Altria Group, Inc. and its affiliates (paragraph (a));
- (ii) consent to variation of class rights (paragraph (b));
- (iii) sanctions imposed for failure to comply with a notice served under section 212 of the Act (Company investigations of interests in shares). The Listing Rules impose restrictions on the sanctions which can be imposed on a shareholder of less than 0.25% of the relevant class who fails to comply with a notice served under section 212 (paragraph (c));
- (iv) pre-emptive allotments of shares subject to sanctions for a failure to comply with a notice served under section 212 (paragraph (d));
- (v) pre-emptive offers of equity securities to holders of relevant shares. The Listing Rules exclude the Company by virtue of holding treasury shares from being offered equity securities on a pre-emptive issue (paragraph (e));
- (vi) sales of treasury shares for cash (paragraph (f));
- (vii) payment of commission or brokerage on a sale of treasury shares for cash (paragraph g));
- (viii) consent to holding an extraordinary general meeting on short notice (paragraph (h));
- (ix) right to demand a poll (paragraphs (i) and (j));
- (x) restrictions on voting rights (paragraph (k));
- (xi) disclosure of directors' interests and restrictions on their ability to profit from contracts, transactions or arrangements (paragraph (l));
- (xii) restrictions on a director's ability to vote in respect of a contract, transaction, proposal or arrangement in which he is interested (paragraphs (m) and (n));
- (xiii) restrictions on a director's ability to vote in respect of the appointment of another director to offices or employment with a company in which both he and the Company is interested (paragraphs (o) and (p));
- (xiv) capitalisation of undistributed profits of the Company. Although not entitled to receive a dividend, the Company is entitled to receive an allotment of bonus shares in respect of any treasury shares that it holds (paragraph (q));
- (xv) distribution of assets in specie by the liquidator. The Company is not entitled to receive any assets on a winding-up in respect of any treasury shares that it holds (paragraph (r)); and
- (xvi) sale by a liquidator. The Company is not entitled to the proceeds of any sale by the liquidator in respect of any treasury shares that it holds (paragraph (s)).

In particular, the new amendment to the Companies Act provides that a sale of treasury shares will be treated as an allotment of new shares for some purposes, to ensure that shareholders have rights of pre-emption over those shares (subject to certain exceptions) in the same way as they have rights of pre-emption over newly issued shares. One of those exceptions allows a company in its articles of association to dis-apply these pre-emption rights. One of the amendments (paragraph (f)) will ensure that sales of treasury shares by the Company are subject to the same pre-emption rights (and exceptions) as allotments of new shares.

# Appendix 1

**Short biographies of directors proposed for re-election**



**Non-executive director and Chairman**
**Meyer Kahn (aged 64)**
BA (Law) MBA Dcom(hc) SOE

Mr Kahn joined the group in 1966 and occupied executive positions in a number of the group's former retail interests before being appointed to board of The South African Breweries Limited (SAB Limited) in 1981. He was appointed as group managing director of SAB Limited in 1983 and executive chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its chief executive, serving for two and a half years. In 1999, he assumed the chairmanship of SABMiller plc. Amongst other awards, he holds an honorary doctorate in Commerce from the University of Pretoria and was awarded the The South African Police Star for Outstanding Service (SOE) in 2000. Mr. Kahn is a member of the remuneration committee, the nomination committee and the CARAC (corporate accountability and risk assurance committee), but will step down from the remuneration committee on 1 August 2004, in line with the recommendations of Mr Derek Higgs's report 'Review of the role and effectiveness of non-executive directors', January 2003.



**Non-executive director**
**John Manser (aged 64)**
CBE, DL, FCA

Mr. Manser is the Chairman of Intermediate Capital Group plc, deputy chairman of Fitzhardinge plc and a director of Shaftesbury plc. Mr. Manser was chairman of Robert Fleming Holdings Limited between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past chairman of the London Investment Banking Association and a member of the president's committee of the British Banking Association between 1994 and 1998. He joined the board in June 2001. Mr. Manser is chairman of the audit committee and sits on the remuneration and nomination committees and on the CARAC.



**Non-executive director**
**Miles Morland (aged 60)**

Mr Morland is Chairman of Blakeney Management, an investment management firm specialising in Africa, which he founded in 1990. Mr. Morland is a director of a number of emerging market funds and of various companies active in Africa. He was appointed to the board in 1999.
Mr. Morland is a member of the audit, remuneration and nomination committees, and with effect from 1 August 2004, he will become the chairman of the remuneration committee in succession to Lord Renwick.



**Executive director**
**Malcolm Wyman (aged 57)**
CA(SA)

Mr. Wyman has been with the Group since 1986, becoming group corporate finance director in 1990 and chief financial officer in 2000, in which capacity he has responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SABMiller, he was an executive director of UAL Merchant Bank. Mr Wyman is a member of the CARAC and of the executive committee.

Biographies of all the directors, together with details of the board committees, determinations of independence and attendance records can be found on pages 30 to 39 of the Annual Report 2004.

# Form of Proxy

Annual General Meeting

SABMiller plc

I/We ..........................................................................................

being (a) holder(s) of .................. ordinary shares of US$0.10 each in the capital of the Company, hereby appoint* ..........................................

of ..........................................................................................

or failing him or her the Chairman of the Meeting as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England on 29 July 2004 at 11.00 am (London time) and at any adjournment thereof.

Please indicate with an "X" in the appropriate box below how the proxy should vote and then sign in the space provided below. If no specific direction as to voting is given, the proxy may vote or abstain at his or her discretion.

| Resolution | For | Against | #Vote Withheld |
|---|---|---|---|
| **Resolution 1: (Ordinary Resolution)**<br>To receive and adopt the financial statements for the year ended 31 March 2004, together with the reports of the directors and auditors thereon. | | | |
| **Resolution 2: (Ordinary Resolution)**<br>To approve the directors' remuneration report contained in the Annual Report for the year ended 31 March 2004. | | | |
| **Resolution 3: (Ordinary Resolution)**<br>To re-elect Mr J M Kahn as a director of the Company. | | | |
| **Resolution 4: (Ordinary Resolution)**<br>To re-elect Mr P J Manser as a director of the Company. | | | |
| **Resolution 5: (Ordinary Resolution)**<br>To re-elect Mr M Q Morland as a director of the Company. | | | |
| **Resolution 6: (Ordinary Resolution)**<br>To re-elect Mr M I Wyman as a director of the Company. | | | |
| **Resolution 7: (Ordinary Resolution)**<br>To declare a final dividend of 22.5 US cents per share. | | | |
| **Resolution 8: (Ordinary Resolution)**<br>To re-appoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of the Meeting until the conclusion of the next Annual General Meeting. | | | |
| **Resolution 9: (Ordinary Resolution)**<br>To authorise the directors to fix the remuneration of the auditors. | | | |
| **Resolution 10: (Ordinary Resolution)**<br>To authorise the directors to allot ordinary shares on conversion of the US$600 million guaranteed convertible bonds due 2006. | | | |
| **Resolution 11: (Ordinary Resolution)**<br>To give a general power and authority to the directors under Section 80 of the Companies Act 1985 to allot relevant securities. | | | |
| **Resolution 12: (Special Resolution)**<br>To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than *pro rata* to all shareholders. | | | |
| **Resolution 13: (Special Resolution)**<br>To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company. | | | |
| **Resolution 14: (Ordinary Resolution)**<br>To authorise the use of treasury shares for employee share schemes. | | | |
| **Resolution 15: (Special Resolution)**<br>To approve the Contingent Purchase Contract. | | | |
| **Resolution 16: (Special Resolution)**<br>To amend the articles of association of the Company in respect of treasury shares. | | | |

Signed this .................. day of .................................... 2004   Signature ..........................................

Name in block letters ..........................................................................

Initials and surnames of joint holders if any ..........................................................

**Notes:**

1. *If you wish to appoint any person other than the Chairman as your proxy, insert his or her name and address in the space provided, delete "or failing him or her the Chairman of the Meeting" and initial the alteration. The person appointed to act as a proxy need not be a member of the Company.
2. #The "Vote Withheld" option above is provided to enable you to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against".
3. In the case of a corporation, the Form of Proxy must be expressed to be executed by the corporation and executed under its common seal or signed by a director and the secretary or by two directors or under the hand of a duly authorised attorney or a duly authorised officer of the corporation.
4. In the case of joint holders, the vote of the senior holder tendering a vote will be accepted to the exclusion of the votes of the other joint holders. Seniority depends on the order in which the names stand in the register of members
5. To be effective, this Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such power or authority) must reach the office of the Company's registrars no later than 11.00 am (London time) on 27 July 2004.
6. Alternatively, if your shares are held through CREST, you may submit your proxy appointment via the CREST electronic proxy service. To do so, please refer to the Notes to the Notice of Annual General Meeting.

Third fold and tuck in edge

BUSINESS REPLY SERVICE
LICENCE NO. MB 122

1

CAPITA REGISTRARS (PROXIES)
PO BOX 25
BECKENHAM
KENT BR3 4BR

First fold

Second fold

# Appendix 2

**Important notes about the Annual General Meeting**

**Date**
Thursday, 29 July 2004 at 11.00 a.m.

**Venue**
The Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England.

**Timing**
The AGM will start promptly at 11.00 a.m. Shareholders wishing to attend are advised to be in the venue no later than 10.45 a.m. The reception area will be open from 10.00 a.m., from which time refreshments will be served.

**Travel information**
The outline map on the reverse of these notes indicates the location of the Hotel InterContinental London relative to Underground stations. Taxis are usually available from these stations. There is a car park beneath the hotel, available to attendees for a charge. The location of other car parks is indicated on the map.

**Admission**
Shareholders are asked to register at the registration desk in the Grand Ballroom reception area at the venue. Shareholders and proxies may be required to provide proof of identity. The admission process could take longer without identification.

Shareholders and joint holders are asked to limit themselves to one guest each.

**Security**
There will be a security check in the Grand Ballroom reception area at the venue. Please try not to bring any large bags or suitcases with you to the AGM, as they will delay admission.

We ask you also not to bring cameras, lap-top computers or tape recorders. Mobile phones should be switched off from admission for the duration of proceedings.

**Facilities**
The Grand Ballroom has full wheelchair access. If you are hard of hearing and would like access to supportive facilities, or if you have a query about any other disability, please let us know in advance (telephone numbers for queries are given below) so that we can make the appropriate arrangements.

**Enquiries and questions**
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question at the Question Registration desk. Personnel will be on hand to provide any advice and assistance required.

**Questions about the AGM**
If you have any questions about the AGM, please telephone (+44) (0)1483 264125 in Woking, (+44) (0)20 7659 0162 in London or (+27) (0)11 407 1762 in Johannesburg.

# How to get there



Selfridges
OXFORD STREET
MARBLE ARCH
BOND STREET
OXFORD STREET
NORTH ROW
NEW BOND STREET
HANOVER STREET
BROOK STREET
GROSVENOR
UPPER BROOK ST
American Embassy
GROSVENOR STREET
CONDUIT STREET
SAVILE ROW
REGENT STREET
UPPER GROSVENOR ST
SQUARE
MAYFAIR
BRUTON PL
BRUTON ST
BERKELEY SQUARE
BRUTON LA
NEW BOND STREET
CORK ST
OLD BOND STREET
PICCADILLY CIRCUS
Royal Academy of Arts
PARK LANE
MOUNT STREET
SOUTH AUDLEY STREET
BERKELEY STREET
DOVER STREET
HILL STREET
CHARLES STREET
STRATTON STREET
BOLTON ST
GREEN PARK
ARLINGTON ST
ST JAMES'S ST
PICCADILLY
Simpsons
Fortnum & Masons
ST JAMES'S
HYDE PARK
CURZON STREET
HERTFORD ST
Japanese Embassy
Hotel InterContinental London
PICCADILLY
GREEN PARK
PALL
THE
HYDE PARK CNR
HYDE PARK CORNER
KNIGHTSBRIDGE
CONSTITUTION HILL
KNIGHTSBRIDGE
KNIGHTSBRIDGE
SLOANE ST
Harrods
GROSVENOR CR
GROSVENOR PLACE


**By Underground**

The nearest tube stations are Green Park and Hyde Park Corner.

We wish you a pleasant journey and look forward to welcoming you to the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England.